UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of  March, 2010
Commission File Number  001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20‑F  ☑   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NOTICE OF SPECIAL MEETING
OF THE HOLDERS OF COMMON SHARES
TO BE HELD ON MARCH 29, 2010
MANAGEMENT INFORMATION CIRCULAR
MARCH 1, 2010
Please carefully read this Management Information Circular, including its schedules and the documents incorporated by reference herein, as they contain detailed information relating to, among other things, the plan of arrangement that the shareholders of KHD Humboldt Wedag International Ltd. (“KHD”) will be voting on at the special meeting.
If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor or KHD at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.
This Management Information Circular and the transactions described herein, including the distribution of securities related thereto have not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon or endorsed the merits of the transactions described herein, confirmed the accuracy or truthfulness of the disclosure herein, or confirmed whether the disclosure herein is complete. Any representation to the contrary is a criminal offence. You should consult with your professional advisor and carefully consider the various risk factors described beginning on page 59 before making an independent decision as to whether to approve the matters described herein.

Suite 1620 — 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6
March 1, 2010
To our shareholders:
You are cordially invited to attend the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (each, a “KHD Share”) of KHD Humboldt Wedag International Ltd. (“KHD”) to be held at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada on Monday, March 29, 2010 at 9:00 a.m. (Pacific time). These materials outline in detail a proposed plan of arrangement pursuant to which KHD will, among other things, distribute a portion of its industrial plant technology, equipment and service business to the Shareholders.
Proposed Arrangement with KHD Humboldt Wedag International (Deutschland) AG
At the Meeting, management will seek your approval for a proposed transaction (the “Arrangement”), to be effected by way of a plan of arrangement under the British Columbia Business Corporations Act (the “BCBCA”). Under the Arrangement, KHD will distribute to the Shareholders (other than to registered Shareholders who properly exercise the right to dissent and Shareholders who are subsidiaries of KHD), as a first tranche, approximately 4,322,844, or 26% of the issued shares (the “KID Shares”) of KHD Humboldt Wedag International (Deutschland) AG (“KID”). KHD intends to distribute the balance of the KID Shares that it owns at such times in one or more tranches in the future in a tax efficient manner. The intention is to divide KHD into two independent publicly traded companies with one company focussed on the industrial plant technology, equipment and service business and the other focussed on the mineral royalty business. Through a series of transactions to be completed prior to the Arrangement, including the transfer of several of KHD’s subsidiaries to KID or one of its subsidiaries, KID will directly and indirectly hold all of KHD’s industrial plant technology, equipment and service business.
In connection with the Arrangement, Shareholders (other than registered Shareholders who properly exercise the right to dissent and Shareholders that are subsidiaries of KHD) will receive seven new common shares of KHD (each, a “New KHD Share”) and one KID Share (or two KID Shares in the event that a proposed two-for-one forward split of the KID shares is effected prior to completion of the Arrangement) in exchange for each seven KHD Shares currently held, provided that no fractional KID Shares will be distributed and the number of KID Shares to which each such Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional KID Share.
Amendment to Articles in Connection with the Shareholders Agreement
In connection with the Arrangement, KHD proposes to enter into a shareholders agreement (the “Shareholders Agreement”) with another shareholder of KID (the “Custodian”) whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with the objective of deconsolidating the assets and liabilities of KID prior to the time that it is efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares that it owns at such times to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis as KID would be deconsolidated from KHD in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID Shares and if KHD takes the steps necessary to no longer control KID from an accounting perspective, the resulting accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the steps necessary to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
In order for the Shareholders Agreement to be effective, at the Meeting, management will seek your approval for an amendment to KHD’s articles (the “Articles”) to authorize the board of directors of KHD (the “Board”) to transfer, in accordance with Section 137(1.1) of the BCBCA, and subject to the terms and conditions of the Shareholders Agreement, the power to direct the voting of the KID Shares held by KHD.
Post-Arrangement Structure
Upon completion of the Arrangement, KID, through its subsidiary corporations, will operate KHD’s industrial plant technology, equipment and service business. Prior to the Meeting, KID will apply for the admission of its shares for trading on the regulated market (General Standard) of the Frankfurt Stock Exchange (the “FSE”) and the Vienna Stock Exchange (the “VSE”). Commencement of trading on the regulated market of the FSE is expected to occur on or around March 31, 2010 and will be announced by KHD and KID in a press release. Commencement of trading on the VSE will be considered separately following the commencement of trading on the regulated market of the FSE.
Shareholders are cautioned that, under German law, holders of KID Shares will be required to provide notification and report their total voting interest held to KID and the German Federal Financial Supervisory Authority (BaFin) within four days of the distribution of the KID Shares if they hold, directly or indirectly as set out in the German Securities Trading Act, more than 3% of the issued shares of KID. If this notification requirement is not observed, Shareholders may be subject to a fine and the suspension of their voting rights with respect to their KID Shares until the correct notification is made and possibly for a period of six months thereafter.
Upon completion of the Arrangement, KHD will focus on developing its mineral royalty business while continuing to own approximately 72% of the KID Shares. It will continue to receive royalty payments from the Wabush iron ore mine and will also focus on, among other things, acquiring additional mineral royalties. As discussed above, pursuant to the Shareholders Agreement KHD will engage the Custodian to direct the voting rights of the KID Shares that KHD continues to hold after the completion of the Arrangement, which will allow KHD to focus on its mineral royalty business. The New KHD Shares will continue to be traded on the New York Stock Exchange (the “NYSE”). The value of the New KHD Shares and the shares of KID will initially be set in the marketplace on the NYSE and the FSE, respectively.
Fairness of the Arrangement
The Board retained Stephen W. Semeniuk, CFA, to provide a fairness opinion in connection with the Arrangement. Mr. Semeniuk’s fairness opinion, dated February 26, 2010, concludes that the terms of the Arrangement are fair, from a financial point of view, to KHD and the Shareholders.
Reasons for the Arrangement
The Board believes that the Arrangement will allow KHD to meet its stated goal of enhancing long-term value for Shareholders by taking steps to create two independent, publicly traded companies, each with an ability to pursue and achieve success by employing operational strategies best suited to its assets and business plans, thereby maximizing market value. Details of the proposed Arrangement are contained in the Management Information Circular that follows, which we ask that you review prior to casting your vote in person or by proxy at the Meeting.
The Board has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, KHD and the Shareholders.
In arriving at its recommendation with respect to the Arrangement, the Board considered, among other matters:

(a)	the belief that companies with a disciplined focus on establishing leadership in their core business may capture competitive opportunities and be best positioned to respond to changing markets;

(b)	the belief that the division of the industrial plant technology, equipment and service business and the mineral royalty business into two independent public companies may maximize market value and will allow each management team to focus more directly on the critical success factors in its respective business;

(c)	the belief that the respective management teams of the new companies will be better equipped to direct their strategies and operations towards building value for Shareholders by tailoring practices and execution to fit the unique nature of their assets and business; and

(d)	the fairness opinion delivered by Mr. Semeniuk, pursuant to which it was concluded that the terms of the Arrangement are fair, from a financial point of view, to KHD and the Shareholders.
The Board believes that the terms of the Arrangement are fair, from a financial point of view, to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the Arrangement. To be effective, the Arrangement must be approved by not less than two-thirds of the votes cast by the holders of the KHD Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the KHD Shares represented by such form of proxy in favour of the Arrangement.
The Arrangement is subject to the approval of the Amendment Resolution.
Reasons for the Amendment to the Articles in connection with the Shareholders Agreement
The Board believes that the amendment to the Articles will also further its stated goal of enhancing long term value for Shareholders by taking steps to create two independent, publicly traded companies and allowing KHD to focus on the mineral royalty business. Details of the proposed amendment to the Articles and the Shareholders Agreement are contained in the Management Information Circular that follows, which we ask that you review prior to casting your vote in person or by proxy at the Meeting.
The Board has reviewed the proposed amendment to the Articles and the Shareholders Agreement and has unanimously concluded that the proposed amendment to the Articles and the Shareholders Agreement are in the best interests of KHD and the Shareholders.
In arriving at its recommendation with respect to the proposed amendment to the Articles and the Shareholders Agreement, the Board considered, among other matters:
(a)	the belief that the ability to deconsolidate KID’s financial position and results from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders will more accurately reflect the ultimate objective of the Arrangement on a going forward basis, as KID would be deconsolidated from KHD in its entirety; and

(b)	the belief that the deconsolidated financial presentation will enable Shareholders to achieve a more accurate view of both KHD and KID and, as a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time that they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
The Board believes that the proposed amendment to the Articles and the Shareholders Agreement are in the best interest of the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the proposed amendment to the Articles. To be effective, the resolution to amend the Articles must be approved by not less than two-thirds of the votes cast by the holders of the KHD Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the KHD Shares represented by such form of proxy in favour of the amendment to the Articles.
REGARDLESS OF THE NUMBER OF KHD SHARES YOU OWN, WE URGE YOU TO VOTE YOUR
PROXY.
Further Instructions to Shareholders
Whether or not you are able to attend in person, we urge you to complete the enclosed form of proxy and return it in the envelope provided to the attention of either of: (i) BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for Shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for Shareholders outside of the United States), or by facsimile transmission to (201) 680-4604; or (ii) the President of KHD, at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 or by facsimile transmission to (604) 683-3205 (Attention: President), by any time up to and including the last business day before the day of the Meeting.
The attached Notice of Special Meeting and Management Information Circular describe in detail the Arrangement and the procedures to be followed at the Meeting. Please review the Management Information Circular carefully, as it has been prepared to help you make an informed decision.
We thank you for your continued support of KHD and urge you to vote.

Yours sincerely,
“Michael J. Smith”
Michael J. Smith
Chairman of the Board KHD Humboldt Wedag International Ltd.

Suite 1620 — 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the common shareholders (the “Shareholders”) of KHD Humboldt Wedag International Ltd. (“KHD”) will be held at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada on Monday, March 29, 2010 at 9:00 a.m. (Pacific time) for the following purposes:
1.	to consider, and if deemed appropriate, to pass a special resolution (the “Amendment Resolution”), the full text of which is reproduced as Schedule A to KHD’s management information circular (the “Information Circular”), authorizing an amendment to KHD’s articles (the “Articles”) to authorize the directors of the Company to transfer, in accordance with Section 137(1.1) of the British Columbia Business Corporations Act (the “BCBCA”) and subject to the terms and conditions of the Shareholders Agreement, the power to direct the voting of the shares (the “KID Shares”) of KHD Humboldt Wedag International (Deutschland) AG (“KID”) held by KHD to another shareholder of KID or an independent party;

2.	subject to the approval of the Amendment Resolution, to consider, and if deemed appropriate, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is reproduced as Schedule B to the Information Circular, approving an arrangement (the “Arrangement”) under Section 288 of the BCBCA involving KHD and its subsidiary, KID, pursuant to which, among other things, Shareholders (other than registered Shareholders who properly exercise their right to dissent and Shareholders who are subsidiaries of KHD) will receive seven new common shares of KHD and one KID Share (or two KID Shares in the event that a proposed two-for-one forward split of the shares of KID is effected prior to completion of the Arrangement) in exchange for each seven common shares of KHD (each, a “KHD Share”) currently held, provided that no fractional KID Shares will be distributed and the number of KID Shares to which each such Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional KID Share. The Arrangement Resolution contemplates the approval of an amendment to KHD’s notice of articles (the “Notice of Articles”) and Articles to authorize the creation of two new classes of common shares, each having special rights and restrictions the full text of which are reproduced as Schedules J and K, respectively, to the Information Circular; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Arrangement is subject to the approval by the Shareholders of the Amendment Resolution. If the Amendment Resolution is approved, the Arrangement will be subject to the approval of the Shareholders pursuant to an interim order (the “Interim Order”) of the Supreme Court of British Columbia dated March 1, 2010. The Interim Order (attached as Schedule M to the Information Circular) provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the Shareholders. Before the Arrangement can become effective, it must be approved by a final order (the “Final Order”) of the Supreme Court of British Columbia. A copy of the Interim Order and a draft of the Notice of Application for the Final Order are attached as Schedules M and N, respectively, to the Information Circular. Any Shareholders may participate, be represented and present evidence or arguments at the hearing for the Final Order. The approvals required to approve the Amendment Resolution and the Arrangement Resolution are described in the Information Circular under the headings “Amendment to the Articles — Votes Required to Approve the Amendment” and “The Arrangement — Court Approval and Completion of the Arrangement”.

Pursuant to the Interim Order and the provisions of Section 288 of the BCBCA, registered Shareholders will have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures described in the Information Circular, to be paid the fair value of their KHD Shares. If a Shareholder fails to strictly comply with the dissent procedures as set out in Section 288 of the BCBCA and as described in the Information Circular, they may not be able to exercise their right of dissent. Non-registered Shareholders of KHD Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the right to dissent should be aware that only a registered Shareholder is entitled to exercise the right to dissent. It is recommended that you seek independent legal advice if you wish to exercise your right to dissent. The right of dissent is described in the Information Circular under the heading “Dissent Rights”. The Arrangement will be completed pursuant to the Arrangement Agreement between KHD and KID, a copy of which is attached as Schedule C to the Information Circular. A description of the Arrangement is also included in the Information Circular.
Also accompanying this Notice is a form of proxy whereby registered Shareholders can vote on matters at the Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice.
The share transfer books of KHD will not be closed, but KHD’s board of directors has fixed the close of business on February 12, 2010 as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting or at any adjournment or adjournments thereof. Each registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.
Shareholders of record who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own KHD Shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is delivered to the attention of either of: (i) BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for Shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for Shareholders outside of the United States), or by facsimile transmission to (201) 680-4604; or (ii) the President of KHD, at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 or by facsimile transmission to (604) 683-3205 (Attention: President), by any time up to and including the last business day before the day of the Meeting.
If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your KHD Shares not being eligible to be voted at the Meeting.
DATED this 1st day of March, 2010
ON BEHALF OF THE BOARD OF DIRECTORS

“Michael J. Smith”
Michael J. Smith
Chairman of the Board KHD Humboldt Wedag International Ltd.

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY.

ii

INFORMATION FOR ALL SHAREHOLDERS	1

FORWARD-LOOKING STATEMENTS	1

INFORMATION FOR UNITED STATES SHAREHOLDERS	2

GLOSSARY OF TERMS	4

SUMMARY	9

MANAGEMENT INFORMATION CIRCULAR	21
About KHD	21

VOTING INFORMATION	22
Solicitation of Proxies	22
Record Date	22
Appointment of Proxyholders	22
Voting of KHD Shares and Proxies and Exercise of Discretion by Designated Persons	23
Revocability of Proxy	23
Non-Registered Holders	23

SPECIAL BUSINESS OF THE MEETING	24
Approval of the Amendment to the Articles	24
Approval of the Arrangement	25

AMENDMENT TO THE ARTICLES	25
General	25
Reasons for the Amendment to the Articles	26
About the Shareholders Agreement	26
Recommendation of the Board	28
Amendment Resolution	28

THE ARRANGEMENT	28
Overview of the Arrangement	28
General	28
Background to the Arrangement	29
Reasons for the Arrangement	30
Recommendation of the Board	30
Fairness Opinion	31
Arrangement Resolution	31
Details of the Arrangement	32
Pre-Arrangement Reorganization	34
Arrangement Mechanics	35
Arrangement Steps	35
Amendment to Plan of Arrangement	36
Dissent Rights	36
Treatment of KHD Options	37
Arrangement Agreement	37
Court Approval and Completion of the Arrangement	39
Proposed Timetable for the Arrangement	40
Failure to Obtain Approval for the Arrangement	40
Organization of KHD and KID upon Completion of the Arrangement	40
Description of Shares of KID	42
Stock Exchange Listing	42
Method of Distribution of KID Shares	42
Disclosure of Ownership of KID Shares Upon Distribution	43
Method of Distribution of New KHD Shares	45

REGULATORY MATTERS	45
Distribution and Resale of KID Shares	45

DISSENT RIGHTS	47

INCOME TAX CONSIDERATIONS	49

Certain Canadian Federal Income Tax Considerations	49
Holders Not Resident in Canada	52

Certain United States Federal Income Tax Consequences	54
Tax Consequences to KHD and KID	58

RISK FACTORS	58
Risk Factors Relating to the Shareholders Agreement and the Deconsolidation	59
Risk Factors Relating to the Arrangement	59
Risk Factors Relating to KHD and KID Post-Arrangement	60

FINANCIAL STATEMENTS	61

INFORMATION CONCERNING KHD PRE- AND POST-ARRANGEMENT	61

INFORMATION CONCERNING KID POST-ARRANGEMENT	61

INTERESTS OF EXPERTS	61

REGISTRAR AND TRANSFER AGENT	61

PARTICULARS OF MATTERS TO BE ACTED UPON	62

OTHER BUSINESS	62

ADDITIONAL INFORMATION	62

APPROVAL BY THE BOARD	62

SCHEDULES

Schedule A
Amendment Resolution	63

Schedule B
Arrangement Resolution	64

Schedule C
Arrangement Agreement	66

Schedule D
Information Concerning KHD Pre- and Post-Arrangement	90

Schedule E
KHD Pro Forma Financial Statements	110

Schedule F
Information Concerning KID Post-Arrangement	116

Schedule G
KHD Industrial Plant Technology, Equipment and Service Business Audited Annual Combined Financial Statements	146

Schedule H
KHD Industrial Plant Technology, Equipment and Service Business Interim Combined Financial Statements	177

Schedule I
Fairness Opinion	186

Schedule J
Rights and Restrictions of Class A Shares	206

Schedule K
Rights and Restrictions of New KHD Shares	208

Schedule L
Rights and Restrictions of Preferred Shares	210

Schedule M
Interim Order	213

Schedule N
Application for Final Order	221

Schedule O
Part 8, Division 2 of the BCBCA
(Dissent Procedures)	225

Schedule P
Shareholders Agreement	234

Schedule Q
Auditors’ Consent	241

ii

INFORMATION FOR ALL SHAREHOLDERS
This Management Information Circular (the “Information Circular”) does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.
No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of KHD Humboldt Wedag International Ltd. (“KHD”) to be held on March 29, 2010, other than those contained in or incorporated by reference into this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. In this Information Circular, references to “we”, “us” or “our” refer to KHD.
Unless otherwise noted, the information provided in this Information Circular is given as of March 1, 2010. Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars.
FORWARD-LOOKING STATEMENTS
This Information Circular contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which are made pursuant to the “safe harbour” provisions of such legislation. A statement made is forward-looking when it uses what KHD knows and expects today to make a statement about the future. Forward-looking statements are typically identified by words such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or similar words suggesting future outcomes or statements regarding an outlook. These statements relate to future events and KHD’s future financial performance, objectives, plans, strategies and businesses. Furthermore, certain statements made herein, including, but not limited to, those related to the proposed Arrangement (as defined in this Information Circular); the expected future attributes of each of KHD and KHD Humboldt Wedag International (Deutschland) AG (“KID”) following completion of the Arrangement; the anticipated benefits of the Arrangement; the future growth of each of KHD and KID; estimated capitalization and adequacy thereof for each of KHD and KID; the financing plans and initiatives that may be undertaken by KID; the projected tax consequences of the Arrangement; the tax impact on Shareholders; the satisfaction of the conditions to consummate the Arrangement; the process for obtaining regulatory and other approvals; the expected completion date of the Arrangement; the anticipated effect of the Arrangement, including the consequences of non-completion of the same on KHD and KID; the expected terms of intercompany arrangements; and other statements that are not historical facts, are forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause KHD or its industries’ actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. For a discussion regarding such risks, see “Risk Factors”.
Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve various assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed Arrangement (including, regulatory and Shareholder approvals); the risk that any applicable conditions of the proposed Arrangement may not be satisfied; fluctuations in currency and interest rates;

the uncertainty of government regulation and politics in India and other emerging markets; the inability to successfully expand in India and other emerging markets; continuing decreased demand for KHD’s products, including the renegotiation, delay and/or cancellation of projects by its customers and the reduction in the number of project opportunities; a decrease in the demand for cement, minerals and related products; the number of competitors with competitively priced products and services; product development or other initiatives by KHD’s competitors; shifts in industry capacity; fluctuations in foreign exchange and interest rates; fluctuations in availability and cost of raw materials or energy; delays in the start of projects; delays in the implementation of projects and disputes regarding the performance of KHD’s services; difficulties seeking out and obtaining an interest in existing mineral royalties and other factors beyond KHD’s control.
Although the management of KHD believes that the expectations reflected in the forward-looking statements are reasonable, KHD cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States and Canada, KHD does not intend to update any of the forward-looking statements to conform these statements to actual results.
INFORMATION FOR UNITED STATES SHAREHOLDERS
The solicitation of proxies in connection with the Meeting described in this Information Circular involves securities of a Canadian corporation and is being effected in accordance with Canadian corporate and securities laws.
The securities to be issued to Shareholders pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws, and are being issued in reliance upon an exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) of the 1933 Act.
The solicitation of proxies made pursuant to this Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada.
Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and to proxy statements under the 1934 Act. The shares of KID (the “KID Shares”) to be distributed to Shareholders in the United States pursuant to the Arrangement will not be listed for trading on any United States stock exchange.
The financial statements and historical financial information included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States, and thus are not comparable in all respects to financial statements and financial information prepared in accordance with United States requirements.
See “Income Tax Considerations” — “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences” in this Information Circular for certain information concerning tax consequences of the Arrangement for United States Shareholders. United States Shareholders who are United States tax payers are advised to consult their tax advisers to determine the particular tax consequences to them of the Arrangement.
The enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that KHD and KID, and other parties involved in the Arrangement, are organized under the laws of a jurisdiction other than the United States, that their respective officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that the assets of KHD and KID and such persons are located outside of the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were “affiliates” of KHD and KID immediately prior to the Arrangement and persons who are affiliates of KHD and KID after the Arrangement. See “Regulatory Matters — Distribution and Resale of KID Shares — United States”.
Neither the Arrangement nor this Information Circular have been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission, or other regulatory authority, nor have any of the foregoing authorities or any Canadian securities commission passed upon or endorsed the merits of the Arrangement. Any representation to the contrary is a criminal offence.
THE KID SHARES TO BE DISTRIBUTED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN REGISTERED UNDER THE 1933 ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES IN WHICH SHAREHOLDERS RESIDE.
THE KID SHARES TO BE DISTRIBUTED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
NOTICE TO NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

GLOSSARY OF TERMS
“1933 Act” means the United States Securities Act of 1933, as amended.
“1934 Act” means the United States Securities Exchange Act of 1934, as amended.
“AktG” means the German Stock Corporation Act (Aktiengesetz).
“Amendment Resolution” means the special resolution, substantially in the form of Schedule A to this Information Circular, approving the proposed amendment to the Articles to be approved at the Meeting by the Shareholders.
“Arrangement” means the proposed arrangement between KHD and KID pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms and conditions set forth in the Plan of Arrangement and the Interim Order, subject to any amendment or supplement thereto made in accordance with the Plan of Arrangement, the Arrangement Agreement or the Final Order, and subject to approval of the Arrangement Resolution, the granting of the Final Order and the requisite filings with the registrar under the BCBCA.
“Arrangement Agreement” means the Arrangement Agreement between KHD and KID, substantially in the form of Schedule C to this Information Circular, including the appendices attached thereto, as supplemented or amended from time to time.
“Arrangement Resolution” means the special resolution, substantially in the form of Schedule B to this Information Circular, approving the Arrangement and the transactions contemplated thereunder to be approved at the Meeting by the Shareholders.
“Articles” means the articles (as such term is defined under the BCBCA) of KHD, as amended.
“BaFin” means the German Federal Financial Supervisory Authority.
“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended.
“Board” means the board of directors of KHD.
“Canadian GAAP” means generally accepted accounting principles as in effect in Canada.
“Class A Shares” means the Class A common shares of KHD to be created in connection with the Arrangement, with such rights and restrictions as are set out in Schedule J to this Information Circular.
“Class B Shares” means the Class B common shares of KHD to be created in connection with the Arrangement, with such rights and restrictions as are set out in Schedule K to this Information Circular.
“Clearstream” means Clearstream Banking AG and its subsidiaries, security depository and clearing houses for transactions in the European market.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Computershare” means Computershare Limited, the distribution agent for the KID Shares.
“Court” means the Supreme Court of British Columbia, Canada.
“CRA” means the Canada Revenue Agency.

“Custodian” means the yet to be determined independent third party corporate shareholder of KID which is to be the counterparty to the Shareholders Agreement.
“Deemed Election” means the deemed waiver of a Shareholder’s right to dissent in respect of the Arrangement Resolution as a result of such Shareholder voting in favour of the Arrangement Resolution.
“Dissent Notice” means a written objection of a Registered Shareholder to the Arrangement Resolution provided to KHD in accordance with the Dissent Procedures.
“Dissent Procedures” means the procedures set forth in Section 238 of the BCBCA required to be followed by a Dissenting Shareholder in accordance with the Interim Order and Article 4 of the Plan of Arrangement to exercise the Dissent Right in respect of their KHD Shares in connection with the Arrangement.
“Dissent Right” means a Registered Shareholder’s right to dissent in respect of the Arrangement Resolution in compliance with Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, and as described under the heading, “Dissent Rights”.
“Dissent Share” means a KHD Share in respect of which the Dissent Right has been validly exercised and not withdrawn by a Dissenting Shareholder.
“Dissenting Shareholder” means a Registered Shareholder who validly dissents from the Arrangement Resolution in strict compliance with the Dissent Procedures and who has not withdrawn the exercise of such Dissent Right and is ultimately determined to be paid fair value in respect of the KHD Shares held by such Shareholder.
“Distribution Record Date” means March 30, 2010, or such other date as KHD may select.
“Effective Date” means the date on which the Final Order, together with the Plan of Arrangement and such other documents as are required to be filed under the BCBCA to give effect to the Arrangement, have been accepted for filing by the Registrar under the BCBCA or such later date as may be determined by the Board or as specified by the Court.
“EKOF” means EKOF Flotation GmbH, a corporation governed by the laws of Germany.
“Facility” means the revolving letter of guarantee facility agreement dated November 30, 2006, as amended June 10, 2008, October 27, 2008 and November 16, 2009, among KIA, as the borrower, KHD, as the guarantor, and RZB as lender.
“Fairness Opinion” means the fairness opinion in respect of the terms of the Arrangement, dated February 26, 2010, delivered to the Board by Stephen W. Semeniuk, CFA, as set out in Schedule I to this Information Circular.
“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA.
“Form of Proxy” means the form of proxy accompanying this Information Circular.
“FSE” means the regulated market (regulierter Markt) (General Standard) of the Frankfurt Stock Exchange.
“HW Australia” means Humboldt Wedag Australia Pty Ltd., a corporation governed by the laws of Australia.
“HW Beijing” means KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd., a corporation governed by the laws of China.
“HW GmbH” means Humboldt Wedag GmbH, a corporation governed by the laws of Germany.
“HWI” means Humboldt Wedag Inc., a corporation governed by the laws of Delaware.

“HW India” means Humboldt Wedag India Private Ltd., a corporation governed by the laws of India.
“Information Circular” means this Management Information Circular.
“Interim Order” means the interim order of the Court granted March 1, 2010, as the same may be amended, providing for, among other things, the calling and holding of the Meeting under the BCBCA, all as contemplated under Sections 2.1(a) and 4.3 of the Arrangement Agreement, as set out in Schedule M to this Information Circular.
“Intermediary” means an intermediary that a Non-Registered Holder deals with in respect of their KHD Shares, such as, among others, banks, depositories, trust companies, securities dealers, brokers and trustees or administrators of self-administered registered retirement savings plans, registered education savings plans, registered retirement income funds and similar plans.
“Inverness” means Inverness Enterprises Ltd., a corporation governed by the laws of British Columbia, Canada.
“IRS” means the United States Internal Revenue Service.
“ITA” means the Income Tax Act (Canada), as amended.
“KHD” or the “Company” means KHD Humboldt Wedag International Ltd., a corporation governed by the laws of British Columbia, Canada.
“KHD AG” means KHD Holding AG, a corporation governed by the laws of Switzerland.
“KHDE” means KHD Engineering Holding GmbH.
“KHDE Interest” means the 50% interest of KIA in KHDE.
“KHD GmbH” means KHD Humboldt Wedag GmbH, a corporation governed by the laws of Germany.
“KHD Industrial Plant Technology, Equipment and Service Business” means the companies that form the industrial plant technology, equipment and service business of KHD.
“KHD Options” means options to purchase KHD Shares.
“KHD Shares” means the common shares of KHD.
“KHD Subsidiaries” means Newco, New Image, KHD AG and Inverness.
“KIA” means KHD Humboldt Wedag International GmbH, a corporation governed by the laws of Austria.
“KID” means KHD Humboldt Wedag International (Deutschland) AG, a corporation governed by the laws of Germany.
“KID Meeting” means the meeting of the shareholders of KID to be held on or about March 23, 2010.
“KID Shares” means the no par value bearer shares of KID.
“KID Split” means the proposed two-for-one forward split of the shares of KID, for which approval of the shareholders of KID will be sought at the KID Meeting.
“Mass Financial” means Mass Financial Corp., a corporation governed by the laws of Barbados.
“MD&A” means management’s discussion and analysis.

“Meeting” means the special meeting of the Shareholders to be held at 9:00 a.m. (Pacific time) on March 29, 2010 at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada, to consider, among other matters, the Amendment Resolution and the Arrangement Resolution, and includes any adjournment or postponement thereof.
“Meeting Materials” means the Notice of Meeting, Information Circular and Form of Proxy relating to the Meeting.
“Mellon” means BNY Mellon Shareowner Services, the registrar and transfer agent for KHD.
“MFCC” means MFC Commodities GmbH, a corporation governed by the laws of Germany.
“Newco” means 0873013 B.C. Ltd., a corporation governed by the laws of British Columbia, Canada, incorporated by KHD to facilitate the Pre-Arrangement Reorganization.
“New Image” means New Image Investment Company Limited, a corporation governed by the laws of the State of Washington.
“New KHD Shares” means the Class B Shares to be issued to each Non-Subsidiary Shareholder pursuant to the Arrangement in exchange for the existing KHD Shares.
“Non-Registered Holder” means a Shareholder whose KHD Shares beneficially owned by them are registered either in the name of an Intermediary or in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.
“Non-Resident Holder” has the meaning ascribed under the section of this Information Circular entitled “Certain Canadian Income Tax Considerations”.
“Non-Subsidiary Shareholders” means all Shareholders other than the KHD Subsidiaries.
“Notice of Meeting” means the notice of special meeting of Shareholders dated March 1, 2010, accompanying this Information Circular.
“NYSE” means the New York Stock Exchange.
“OAMC” means Offshore Asset Management Company Limited, a company governed by the laws of the Marshall Islands.
“Pang Hau KG” means Pang Hau GmbH & Co. KG, a limited partnership governed by the laws of Germany.
“PFIC” means a passive foreign investment company as defined in the Code.
“Plan of Arrangement” means the plan of arrangement attached as Appendix I to the Arrangement Agreement as amended, modified or supplemented from time to time in accordance with the provisions of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court.
“Pre-Arrangement Reorganization” means the reorganization mechanics to be effected prior to the Arrangement becoming effective and described under the heading, “The Arrangement — Pre-Arrangement Reorganization”.
“Preferred Shares” means the Class A, Series 2 preferred shares of KHD to be created in connection with the Arrangement, with such rights and restrictions as are set out in Schedule L to this Information Circular.
“Record Date” means February 12, 2010.
“Redas” means REDAS Tracking Corp., a company governed by the laws of the Marshall Islands.

“Registered Shareholders” means the registered holders of the KHD Shares.
“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.
“RZB” means Raiffeisen Zentralbank Österreich AG.
“Sasamat” means Sasamat Capital Corporation, a corporation governed by the laws of Canada.
“SEC” means the United States Securities and Exchange Commission.
“Shareholder” means a holder of KHD Shares at the applicable time.
“Shareholders Agreement” means the Shareholders Agreement to be entered into between KHD and the Custodian.
“Tracking Agreement” means the tracking stock agreement dated November 27, 2006 among Redas, KHD and Mass Financial.
“US Holder” has the meaning ascribed under the section “Certain United States Federal Income Tax Consequences”.
“VEM” means VEM Aktienbank AG, a subsidiary of Computershare.
“VSE” means the Vienna Stock Exchange.

SUMMARY
The following is a summary of certain information contained elsewhere in this Information Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Information Circular and in the attached schedules. Shareholders are encouraged to read this Information Circular and the attached schedules carefully and in their entirety. In this Information Circular, dollar amounts are expressed in United States dollars unless otherwise stated. Unless the context otherwise requires, capitalized words and terms in this summary have the same meanings as set forth in the glossary and elsewhere in this Information Circular.
ABOUT KHD
KHD operates in two business segments consisting of: (i) an industrial plant technology, equipment and service business; and (ii) a royalty interest in the Wabush iron ore mine. KHD’s industrial plant technology, equipment and service business focuses on the cement industry. Its head office is located at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.
ABOUT THE MEETING
Time, Date and Place
The Meeting will be held at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada on Monday, the 29th day of March, 2010 at 9:00 a.m. (Pacific time).
Record Date and Who Can Vote
The Board has fixed the close of business on February 12, 2010 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment or adjournments thereof. On the Record Date, 30,259,911 KHD Shares were outstanding (not including 5,317,244 KHD Shares held by the KHD Subsidiaries). Shareholders are entitled to one vote for each KHD Share they own on the Record Date.
What the Meeting is About
Shareholders are being asked to approve a plan of arrangement under the BCBCA whereby, among other things, each Shareholder (other than a Dissenting Shareholder and Shareholders who are KHD Subsidiaries) will receive seven New KHD Shares and one KID Share (or two KID Shares in the event that the KID Split is completed prior to the completion of the Arrangement) in exchange for each seven KHD Shares held.
ABOUT THE AMENDMENT TO THE ARTICLES
As part of KHD’s stated goal of enhancing long term value for Shareholders by taking steps to create two independent, publicly traded companies and allowing KHD to focus on the mineral royalty business, KHD proposes to enter into the Shareholders Agreement with the Custodian whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with its objective of deconsolidating the assets and liabilities of KID prior to the time that it is tax efficient for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis as KID would be deconsolidated from KHD in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID Shares and if KHD takes the steps necessary to no longer control KID from an accounting perspective, the accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time. See “Amendment to the Articles — General” and “Amendment to the Articles — About the Shareholders Agreement”.
In order for the Shareholders Agreement to be effective, at the Meeting, management will seek your approval for an amendment to the Articles to authorize the Board to transfer, in accordance with Section 137(1.1) of the BCBCA and subject to the terms and conditions of the Shareholders Agreement, the power to direct the voting of the KID Shares to the Custodian. See “Amendment to the Articles — Amendment Resolution”.
KHD will retain all other rights attached to the KID Shares and will be entitled to all economic benefits associated with the KID Shares.
As a result of entering into the Shareholders Agreement and taking the other steps necessary to no longer control KID from an accounting perspective, KHD may no longer be deemed to control the KID Shares, despite its ownership interest in such shares and, as a result, may deconsolidate KID’s financial results.
ABOUT THE SHAREHOLDERS AGREEMENT
In connection with the Arrangement, KHD proposes to enter into the Shareholders Agreement with the Custodian whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with the objective of deconsolidating KID’s financial position and results from those of KHD prior to the time that it is efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis, as KID would be deconsolidated from KHD in its entirety.
The Custodian under the Shareholders Agreement will be identified prior to the Effective Date. In order to achieve the goal of no longer controlling KID from an accounting perspective and the resulting accounting presentation of KID on a deconsolidated basis, the Custodian has to be a party which is not related to or affiliated with KHD and KID, or any of their respective directors or officers, and includes any party that would be expected to result in KHD having to consolidate its holding in KID. KHD has yet to identify a party that will act as the Custodian. If KHD is unable to indentify a party who is willing to act as the Custodian on or before the Effective Date, then KHD may not be able to achieve its goal of taking all steps necessary to deconsolidate KID’s financial position and results from those of KHD and will not proceed with the Arrangement. See “Amendment to the Articles — About the Shareholders Agreement”.
RECOMMENDATION OF THE BOARD
The Board has unanimously determined that the proposed amendment to the Articles and the Shareholders Agreement are in the best interests of KHD and its Shareholders. The Board unanimously recommends that the Shareholders vote FOR the Amendment Resolution. See “Amendment to the Articles — Recommendation of the Board”.
Unless otherwise indicated, the persons designated as proxyholders in the accompanying Form of Proxy will vote the KHD Shares represented by such Form of Proxy in favour of the Amendment Resolution.
WHY THE BOARD RECOMMENDS THE AMENDMENT TO THE ARTICLES
The Board believes that the amendment to the Articles will further its stated goal of enhancing long-term value for Shareholders as a step in creating two independent, publicly traded companies and allowing KHD to focus on the mineral royalty business.
In arriving at its recommendation with respect to the proposed amendment to the Articles and the Shareholders Agreement, the Board considered, among other matters:

(a)	the belief that the ability to deconsolidate KID’s financial position and results from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders will more accurately reflect the ultimate objective of the Arrangement on a going forward basis as KID would be deconsolidated from KHD in its entirety; and

(b)	the belief that the deconsolidated financial presentation will enable Shareholders to achieve a more accurate view of both KHD and KID and as a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
The Board believes that the proposed amendment to the Articles and the Shareholders Agreement are in the best interest of the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the Amendment Resolution. To be effective, the Amendment Resolution must be approved by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Form of Proxy will vote the KHD Shares represented by the Form of Proxy in favour of the Amendment Resolution.
The foregoing are the material factors considered by the Board in its consideration of the Amendment Resolution, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board, by a unanimous vote, approved the amendment to the Articles and recommends that Shareholders vote FOR the Amendment Resolution based upon all of the information presented to and considered by it. See “Amendment to the Articles — Recommendation of the Board”.
ABOUT THE ARRANGEMENT
KHD has entered into the Arrangement Agreement with KID pursuant to which and subject to certain conditions, including Shareholder approval, KHD will distribute, as a first tranche, one KID Share (or two KID Shares in the event that the KID Split is completed prior to the completion of the Arrangement) to each Non-Subsidiary Shareholder (other than Dissenting Shareholders) for each seven KHD Shares held. KHD intends to distribute the balance of the KID Shares that it owns in one or more tranches in the future in a tax efficient manner. The intention is to divide KHD into two independent, publicly traded companies, with one company focussed on the industrial plant technology, equipment and service business and the other focussed on the mineral royalty business. Through a series of transactions to be completed prior to the Arrangement, including the transfer of several of KHD’s subsidiaries to KID or one of its subsidiaries, KID will directly and indirectly hold all of KHD’s industrial plant technology, equipment and service business. Approximately 4,322,844 of the KID Shares [representing approximately 26% of the issued shares of KID] will be subsequently distributed, pro rata, to the Non-Subsidiary Shareholders (other than Dissenting Shareholders). The Board has obtained a valuation of KID, which implies that the value of the KID Shares to be distributed by KHD is between approximately CDN$41.02 million and CDN$46.99 million. KHD intends to adopt the midpoint of CDN$44.01 million as the value of the KID Shares to be distributed by KHD. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences”.
Upon completion of the Arrangement, KHD will operate as a mineral royalty business. See “The Arrangement — Details of the Arrangement”.
At the Meeting, Shareholders will be asked to consider the Arrangement and, if deemed advisable, pass (with or without variation) the Arrangement Resolution, substantially in the form of Schedule B to this Information Circular, approving the Arrangement Agreement and authorizing the Arrangement.
In the event that the Arrangement is not approved, then KHD will not proceed with the Arrangement and may retain its interest in KID through its ownership of the KID Shares. The Arrangement Agreement also provides that, notwithstanding approval of the Arrangement by the Shareholders, if the Arrangement cannot be consummated on commercially reasonable terms, or would otherwise not be in the interest of the Shareholders, the Board will have sole discretion to determine not to proceed with the Arrangement, without seeking further approval of the Shareholders. See “The Arrangement — Description of the Arrangement Agreement”.
RECOMMENDATION OF THE BOARD
The Board has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of KHD and its Shareholders. The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Background to the Arrangement” and “The Arrangement — Recommendation of the Board”.
Unless otherwise indicated, the persons designated as proxyholders in the accompanying Form of Proxy will vote the KHD Shares represented by such Form of Proxy in favour of the Arrangement Resolution.
WHY THE BOARD RECOMMENDS THE ARRANGEMENT
The Board has carefully evaluated the proposed corporate reorganization and the terms and conditions of the Arrangement and has unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement is in the best interests of KHD and the Shareholders; and (iii) recommended that Shareholders vote FOR the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the following factors:
•	Sharper Business Focus — the Arrangement will provide each of KHD and KID with a clear mandate to pursue its independent short and long-term objectives and strategies best suited to its assets, expertise and business opportunities, allowing each management team to focus more directly on the critical success factors in its respective business. The Board believes that companies with a disciplined focus on establishing leadership in their core business may capture competitive opportunities and be best positioned to respond to changing markets;

•	Strategic Positioning and Growth — the Arrangement will improve and expand the strategic positions and growth opportunities of each of KHD and KID. KHD will have a stable revenue stream from its royalty interest in the Wabush iron ore mine which will allow it to seek out additional royalty interests and implement a dividend policy. KID will focus on its worldwide industrial plant technology, equipment and service business;

•	Focused Investment Decision — the Arrangement will provide Shareholders with an independent investment opportunity in respect of a mineral royalty company and an industrial plant technology, equipment and service business, allowing Shareholders to retain ownership in both companies;

•	Experienced Leadership — each company will be led by experienced directors and executives who have demonstrated success and who have the requisite experience and ability to grow their respective companies. The respective management teams of the independent companies will be better equipped to direct their strategies and operations towards building value for Shareholders by tailoring practices and execution to fit the unique nature of their respective assets and business;

•	Independent Access to Capital — each company will have independent access to capital (equity and debt) which management believes will result in more focused capital allocation practices including an appropriately focused alignment of debt capacity with the individual cash generation profile of each company; and

•	Fairness of Consideration — Stephen W. Semeniuk, CFA, provided the Fairness Opinion which concluded that the terms of the Arrangement are fair, from a financial point of view, to KHD and the Shareholders.

The foregoing are the material factors considered by the Board in its consideration of the Arrangement, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board by a unanimous vote approved the Arrangement and recommended that Shareholders vote FOR the Arrangement Resolution based upon all of the information presented to and considered by it. See “The Arrangement — Background to the Arrangement” and “The Arrangement — Recommendation of the Board”.
FAIRNESS OPINION
In connection with the evaluation by the Board of the Arrangement, the Board retained Stephen W. Semeniuk, CFA, to provide the Fairness Opinion with respect to the terms of the Arrangement. The Fairness Opinion concludes that the terms of the Arrangement are fair, from a financial point of view, to KHD and its Shareholders. The Fairness Opinion is summarized under “The Arrangement — Fairness Opinion” and a copy of the Fairness Opinion, which sets forth the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Schedule I to this Information Circular. Shareholders are urged to, and should, read the Fairness Opinion in its entirety. The Fairness Opinion is not a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution.
CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE
The respective obligations of KHD and KID to complete the Arrangement are subject to the satisfaction or waiver, on or before the Effective Date, of certain mutual conditions, including conditions relating to Shareholder approval, court proceedings, consents, orders, regulations, approvals and exemptions of the distribution of the KID Shares from applicable securities laws. KHD’s obligation to proceed with the Arrangement is further subject to the condition that the aggregate number of KHD Shares held by Shareholders who properly exercise their right to dissent not exceed 5% of the outstanding KHD Shares on the date of the Meeting.
If the Shareholders do not vote in favour of the Amendment Resolution, then KHD will not proceed with the Arrangement. See “The Arrangement — Arrangement Agreement”.
COMPLETION OF THE ARRANGEMENT
Votes Required to Approve the Arrangement
Under the BCBCA, and in accordance with the provisions of the Interim Order, in order for the Arrangement to be approved, the Arrangement Resolution must be approved by at least two-thirds of the votes of those Shareholders voting in person or represented by proxy and entitled to vote at the Meeting. In the event that the Arrangement is not approved, KHD will not proceed with the Arrangement and will retain its interest in KID through its ownership of the KID Shares.
Court Approval and Completion of the Arrangement
An arrangement under the BCBCA requires approval of the Court. Prior to the mailing of this Information Circular, KHD obtained the Interim Order which, among other things, provides for the calling and holding of the Meeting, the provision of Dissent Rights and other procedural matters, and directs that Shareholders be asked to consider and vote upon the Arrangement Resolution. The Notice of Application for the Final Order is attached as Schedule N to this Information Circular.
As set out in the Notice of Application, it is expected that, subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, an application will be made to the Court for the hearing on the Final Order on March 29, 2010, at 10:00 a.m., Pacific time. At that hearing, the Court will determine whether to approve the Arrangement in accordance with the legal requirements and the evidence before the Court. All Shareholders and other interested parties who wish to participate or to be represented or to present evidence or arguments may do so by complying with the requirements described in the Notice of Application and Interim Order.
The authority of the Court under the BCBCA is very broad. The Court may make any inquiry it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness of the Arrangement to the Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court specifies. The Arrangement will not proceed if it is not approved by the required votes of the Shareholders at the Meeting, or if it is not approved by the Court.
Assuming that the Final Order is granted and the other conditions for the completion of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Final Order and other required documentation will be filed with the registrar under the BCBCA in order for the Arrangement to be effected. The Effective Date is expected to occur shortly after the date on which the Final Order is obtained and the events and transactions listed in the Plan of Arrangement are completed. See “The Arrangement — Court Approval and Completion of the Arrangement”.
Description of KID Shares to be Distributed
The KID Shares that will be distributed to the Shareholders are in book entry form. KHD and KID believe that it is beneficial for the Shareholders if the KID Shares are traded on an organized and regulated market. Since substantially all of KID’s assets and businesses are and most likely will continue to be located in Europe and in emerging markets such as India, KHD and KID believe that a listing on a European stock exchange is preferable. KHD and KID have identified the FSE and the VSE as the primary choices for listing in Europe. The FSE maintains or is connected to clearing and settlement procedures of the highest international standards and has provided an excellent listing environment for numerous stock corporations. Prior to the Meeting, KID will apply for the admission of its shares for trading on the FSE and the VSE. Listing of the shares of KID on the FSE and the VSE is subject to KID fulfilling all of the respective original listing requirements of each of the FSE and the VSE. The trading price of the shares of KID will be determined by the market. Commencement of trading on the FSE is expected to occur on or around March 31, 2010 and will be announced by KHD and KID in a press release. The trading symbol for the shares of KID on the FSE will be “KWG”. Commencement of trading on the VSE will be considered separately following the commencement of trading on the FSE. See below under the heading “Stock Exchange Listings”.
Holders of the KID Shares are entitled to receive notice of and vote at all meetings of shareholders of KID and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive any dividend declared by KID and the remaining property of KID upon dissolution. There are no restrictions on transfer of the KID Shares contained in the articles of association of KID. See “The Arrangement — Description of Shares of KID”.
DESCRIPTION OF KHD PRE AND POST-ARRANGEMENT
See “Information Concerning KHD Pre- and Post-Arrangement” at Schedule D to this Information Circular for information concerning KHD pre- and post-Arrangement.
DESCRIPTION OF KID POST-ARRANGEMENT
See “Information Concerning KID Post-Arrangement” at Schedule F to this Information Circular for more information concerning KID post-Arrangement.
PRE-ARRANGEMENT REORGANIZATION
Prior to the Effective Date, a number of preliminary transactions will be undertaken by KHD to facilitate the Arrangement. The effect of the Pre-Arrangement Reorganization will be, among other things, to consolidate into KHD the KID Shares currently held by subsidiaries of KHD and to transfer certain subsidiaries of KHD to KID. See “The Arrangement — Pre-Arrangement Reorganization”.

ARRANGEMENT MECHANICS
Once all conditions precedent to completion of the Arrangement have been satisfied or waived, all necessary documents will be filed with the Registrar at such time as KHD deems appropriate, in its sole discretion, and the Arrangement will take effect as of the date shown on the Certificate of Arrangement.
Subject to the ability of KHD and KID to amend the Arrangement Agreement, the steps set forth in the Plan of Arrangement will be deemed to occur in the order set out in the Plan of Arrangement on the Effective Date. As a result of the Arrangement, a Non-Subsidiary Shareholder (other than a Dissenting Shareholder) will be entitled to receive, in respect of each seven outstanding KHD Shares, seven New KHD Shares and one KID Share (or two KID Shares in the event that the KID Split is effected prior to completion of the Arrangement), provided that no fractional KID Shares will be distributed and the number of KID Shares to which each Non-Subsidiary Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional KID Share. Such Non-Subsidiary Shareholder’s name will be added to the register of the New KHD Shares and the shares of KID maintained by or on behalf of KHD and KID, respectively.
Shares of Dissenting Shareholders
If you are a Dissenting Shareholder and have followed the proper Dissent Procedures for exercising your Dissent Right, upon completion of certain transactions in the Arrangement, you will only have the right to be paid fair value for your KHD Shares. See “The Arrangement — Dissent Rights”.
Method of Distribution
If the proposed Arrangement is approved, Shareholders will be required to have a Clearstream eligible account in order to receive the distribution of their pro rata portion of the KID Shares. Clearstream is a security depository and the principal clearing house for Euromarket transactions.
Computershare will be the distribution agent to distribute the KID Shares to Shareholders. If, prior to the Effective Date, Registered Shareholders provide instructions to Computershare to deposit their KID Shares into a specific Clearstream eligible account, Computershare will forward such instructions to KHD, which will arrange for the deposit of such KID Shares into such account on or as soon as practicable after the Effective Date.
Distribution to U.S. Registered Shareholders
Computershare has agreed to provide access to a Clearstream eligible custodian account for Registered Shareholders who are U.S. persons and who do not have access to a Clearstream eligible account. If such Registered Shareholders do not provide Computershare with instructions as to the deposit of their KID Shares into a specific Clearstream eligible account prior to the Effective Date, KHD will deliver the KID Shares to which such Registered Shareholders are entitled to Computershare, who will deposit such KID Shares into a custodian account with VEM on or as soon as practicable after the Effective Date. Registered Shareholders who are U.S. persons whose KID Shares have been deposited into this account can provide instructions to Computershare in the event that they wish to transfer their KID Shares and Computershare will carry out such instructions. Registered Shareholders who are U.S. persons will need to provide a W-9 tax withholding form to Computershare to record any dividend/sales proceeds. They will also be required to provide Computershare with such further data as may be required by Computershare.
Distribution to U.S. Non-Registered Holders
The KID Shares of Non-Registered Holders who are U.S. persons and who own KHD Shares through a broker or other nominee, will either be: (i) deposited into such Clearstream eligible account as their broker or nominee has instructed Computershare prior to the Effective Date; or (ii) if no such instructions have been provided by the broker or nominee, delivered by KHD to Computershare for deposit into Computershare’s custodian account at VEM. In such event, such Non-Registered Holder will have to have their broker or nominee contact Computershare in the event that such Non-Registered Holder wishes to transfer their KID Shares. Non-Registered Holders who are U.S.

persons and whose KID Shares are deposited into Computershare’s VEM account will be entitled to receive a statement of holding indicating their ownership of their respective KID Shares.
Distribution to Non-U.S. Registered Shareholders
KHD will provide access to a Clearstream eligible account to Registered Shareholders who are not U.S. persons and who do not have access to a Clearstream eligible account. If such Registered Shareholders do not provide instructions to Computershare as to the deposit of their KID Shares into a specific Clearstream eligible account prior to the Effective Date, KHD will retain such KID Shares in its own custodian’s Clearstream eligible account.
Distribution to Non-U.S. Non-Registered Holders
The KID Shares of Non-Registered Holders who are not U.S. persons and who own KHD Shares through a broker or other nominee, will either be: (i) deposited into such Clearstream eligible account as their broker or nominee has instructed Computershare prior to the Effective Date; or (ii) if no such instructions have been provided by the broker or nominee, retained by KHD for deposit into its custodian’s Clearstream eligible account. In such event, such Non-Registered Holder will have to have their broker or nominee contact KHD in the event that such Non-Registered Holder wishes to transfer their KID Shares. Non-Registered Holders who are not U.S. persons and whose KID Shares are deposited into KHD’s custodian’s Clearstream eligible account will be entitled to receive a statement of holding indicating their ownership of their respective KID Shares.
Stock Exchange Listings
The shares of KID are currently quoted on the over-the-counter market of the Frankfurt Stock Exchange and the Berlin Stock Exchange. Prior to the Meeting, KID will apply for the admission of its shares for trading on the FSE and the VSE. KHD expects that trading in the New KHD Shares and the KID Shares will commence on an “if, as and when issued” basis on the NYSE and the FSE, respectively, on or around March 31, 2010 and will be announced by KHD and KID in a press release. Commencement of trading of the KID Shares on the VSE will be considered separately following the commencement of trading on the FSE. Since KHD is a reporting issuer, under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of New KHD Shares from the commencement of “if, as and when issued” trading in such shares. Shareholders will also be required to provide a notification of ownership of KID Shares under German law upon the distribution of the KID Shares to the Shareholders. See “The Arrangement — Disclosure of Ownership of KID Shares Upon Distribution”.
Disclosure of Ownership of KID Shares Upon Distribution
Shareholders are cautioned that, under German law, holders of KID Shares will be required to provide notification and report their total voting interest held to KID and BaFin within four days of the distribution of the KID Shares if they hold, directly or indirectly as set out in the German Securities Trading Act, more than 3% of the issued shares of KID. If this notification requirement is not observed, Shareholders may be subject to a fine and the suspension of their voting rights with respect to their KID Shares until the correct notification is made and possibly for a period of six months thereafter. See “The Arrangement — Disclosure of Ownership of KID Shares Upon Distribution”.
DISSENT RIGHT
If you are a Registered Shareholder, you are entitled to exercise a Dissent Right. You are a Registered Shareholder if your name is set out in KHD’s shareholder register maintained with the Transfer Agent. Your proxy form tells you whether you are a Registered Shareholder.
Non-Registered Holders of KHD Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to exercise the Dissent Right should be aware that only a Registered Shareholder is entitled to exercise the Dissent Right.

If the Arrangement is completed, Dissenting Shareholders are entitled to be paid the fair value of their Dissent Shares and will not be entitled to any other payment or consideration. KHD’s obligation to proceed with the Arrangement is further subject to the condition that the aggregate number of Dissent Shares not exceed 5% of the outstanding KHD Shares on the date of the Meeting. The Dissent Right is required to be exercised in accordance with Part 8, Division 2 of the BCBCA, the Interim Order and the Plan of Arrangement. See “The Arrangement — Dissent Rights” if you would like to exercise the Dissent Right. It is recommended that if you wish to exercise the Dissent Right, you seek independent legal advice.
In order to exercise the Dissent Right, you must ensure that a Dissent Notice is received at KHD’s head office, located at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 (Attention: President) or by facsimile transmission to (604) 683-3205 (Attention: President), on or before 4:30 p.m. (Pacific time) on the second business day immediately preceding the date of the Meeting and as described under “The Arrangement — Dissent Rights”.
INCOME TAX CONSIDERATIONS
The Arrangement may result in adverse tax consequences for Shareholders. Shareholders are urged to consider carefully the information under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Consequences” and to discuss such potential consequences with their tax advisors.
Canadian Federal Income Tax Considerations
Shareholders should consult their own tax advisors about the applicable Canadian federal and provincial tax consequences of the Arrangement. A summary of the principal Canadian federal income tax consequences of the proposed Arrangement is included under “Certain Canadian Federal Income Tax Considerations”.
United States Federal Income Tax Considerations
In general, subject to the detailed comments set out below under “Certain United States Federal Income Tax Consequences”, the Arrangement may qualify as a tax-free transaction under the Code. There can be no assurance that the IRS will not challenge the US federal income tax treatment of the Arrangement. If the distribution were not to qualify as a tax-fee transaction under the Code, each Shareholder subject to US tax who receives KID Shares in the Arrangement would be treated as if such Shareholder received a distribution equal to the value of the KID Shares received in the Arrangement. The distribution then would be taxed to such KHD Shareholder as follows: first, as a taxable dividend to the extent of the Shareholder’s pro rata share of KHD’s current or accumulated earnings and profits; second, to the extent the distribution exceeds the Shareholder’s pro rata share of current or accumulated earnings and profits, as a return of capital and reduction of the Shareholder’s basis in the KHD Shares; and third, as capital gain to the extent the distribution exceeds both the Shareholder’s pro rata share of current or accumulated earnings and profits and such Shareholder’s cost basis in KHD Shares.
RISK FACTORS
Shareholders should consider a number of risk factors in evaluating whether to vote in favour of the Amendment Resolution and the Arrangement Resolution. These risk factors include certain risks related to the Arrangement and the Shareholders Agreement and risks relating to KHD (and to KHD and KID, as applicable, upon completion of the Arrangement) which are described under the heading “Risk Factors” in this Information Circular.
FINANCIAL STATEMENTS
The following financial statements are incorporated by reference into this Information Circular:
•	KHD audited consolidated annual financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, as filed on SEDAR at www.sedar.com on March 27, 2009; and

•	KHD unaudited consolidated interim financial statements for the nine months ended September 30, 2009 and 2008, as filed on SEDAR at www.sedar.com on November 16, 2009.
The following financial statements are included in this Information Circular:
•	KHD unaudited pro forma financial statements reflecting the disposition of the industrial plant technology, equipment and service business comprising a balance sheet as at September 30, 2009 and a statement of income for the nine months ended September 30, 2009 and year ended December 31, 2008, located at Schedule E to this Information Circular;

•	audited combined annual financial statements of the KHD Industrial Plant Technology, Equipment and Service Business as at December 31, 2008 and 2007 and for the three years ended December 31, 2008, located at Schedule G to this Information Circular; and

•	unaudited combined interim financial statements of the KHD Industrial Plant Technology, Equipment and Service Business as at and for the nine months ended September 30, 2009 and 2008, located at Schedule H to this Information Circular.
SUMMARY FINANCIAL INFORMATION
KHD Summary Financial Information
The following table summarizes selected consolidated financial data for KHD prepared in accordance with Canadian generally accepted accounting principles for the three fiscal years ended December 31, 2008 and for the nine months ended September 30, 2009. The selected financial information should be read in conjunction with: (i) KHD’s annual report on Form 20-F for the year ended December 31, 2008 filed on EDGAR on March 27, 2009; (ii) KHD’s audited consolidated annual financial statements for the financial year ended December 31, 2008, together with the auditors’ reports thereon and the MD&A for the same period filed on SEDAR on March 27, 2009; and (iii) KHD’s unaudited consolidated interim financial statements for the nine months ended September 30, 2009, together with the MD&A for the same period filed on SEDAR on November 16, 2009, all of which have been incorporated by reference into, and form an integral part of, this Information Circular.
KHD’s audited annual financial statements for the fiscal year ended December 31, 2009 are not yet available. KHD expects to announce its financial results for the fiscal year ended December 31, 2009 on or about March 31, 2010.
Selected Financial Data
(Stated in United States dollars in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

	Nine Months Ended	Fiscal Years Ended December 31
	September 30, 2009	2008	2007	2006
Revenues	$366,208	$638,354	$580,391	$404,324
Operating income	12,583	56,385	53,010	40,555
Income (loss) from continuing operations	1,226	(6,952)	50,980	34,152
Income (loss) from discontinued operations	—	—	(9,351)	(2,874)
Extraordinary gain	—	—	513	—
Income (loss) from continuing operations per share
Basic	0.04	(0.23)	1.71	1.13
Diluted	0.04	(0.23)	1.68	1.12
Income (loss) from discontinued operations per share
Basic	—	—	(0.31)	(0.10)
Diluted	—	—	(0.31)	(0.09)

	Nine Months Ended	Fiscal Years Ended December 31
	September 30, 2009	2008	2007	2006
Extraordinary gain per share
Basic	—	—	0.02	—
Diluted	—	—	0.02	—
Net income (loss)	1,226	(6,952)	42,142	31,278
Net income (loss) per share
Basic	0.04	(0.23)	1.42	1.03
Diluted	0.04	(0.23)	1.39	1.03
Total assets	764,163	765,658	789,311	641,920
Net assets	284,953	265,623	313,120	295,754
Long-term debt, less current portion	11,891	11,313	13,920	10,725
Shareholders’ equity	279,776	261,914	307,194	273,288
Capital stock, net of treasury stock	47,669	50,033	44,566	44,212
Weighted average common stock outstanding, diluted	30,386	30,401	30,402	30,415
KHD Summary Pro Forma Financial Information
The following is a summary of selected pro forma financial information for KHD after giving effect to (i) the distribution of 26% of the KID Shares by KHD in connection with the Arrangement; and (ii) the Shareholders Agreement and assuming KHD has taken all other steps necessary to no longer control KID from an accounting perspective. The pro forma statement of earnings is for the year ended December 31, 2008 and for the nine months ended September 30, 2009 and assumes completion of the events as if they had taken place on January 1, 2008 and 2009, respectively. The pro forma consolidated balance sheet information is as at September 30, 2009 and assumes completion of the events as if they had taken place on September 30, 2009.
The following selected pro forma financial information of KHD should be read in conjunction with the audited comparative consolidated financial statements of KHD for the year ended December 31, 2008, along with the corresponding MD&A, and the unaudited comparative interim consolidated financial statements of KHD for the nine months ended September 30, 2009, along with the corresponding MD&A, all as specifically incorporated by reference in this Information Circular, and the unaudited pro forma financial statements of KHD set out in Schedule E to this Information Circular — “Pro Forma Financial Statements of KHD”. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.
Selected Pro Forma Financial Data
(in thousands, other than per share amounts)

	Nine Months Ended
	September 30, 2009			Fiscal Year Ended December 31, 2008
						Pro Forma
			Pro Forma		Pro Forma Giving	Giving Effect to
		Pro Forma	Giving Effect		Effect to	Shareholders
		Giving Effect	to Shareholders		Distribution	Agreement
		to Distribution of	Agreement and Plan		of 26% of KID	and Plan of
	Historical	26% of KID Shares	of Arrangement	Historical	Shares	Arrangement
Revenues	$366,208	366,208	—	638,354	638,354	—
Operating income	12,583	12,583	(1,826)	54,545	54,545	5,453
Income (loss) from continuing operations	1,226	4,611	(12,370)	(6,952)	2,523	(42,177)
Income (loss) from continuing operations, per share
Basic	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)
Diluted	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)
Net Income (loss)	1,226	4,611	(12,370)	(6,952)	2,523	(42,177)
Net Income (loss), per share
Basic	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)

	Nine Months Ended
	September 30, 2009			Fiscal Year Ended December 31, 2008
						Pro Forma
			Pro Forma		Pro Forma Giving	Giving Effect to
		Pro Forma	Giving Effect		Effect to	Shareholders
		Giving Effect	to Shareholders		Distribution	Agreement
		to Distribution of	Agreement and Plan		of 26% of KID	and Plan of
	Historical	26% of KID Shares	of Arrangement	Historical	Shares	Arrangement
Diluted	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)
Total assets	764,163	762,952	277,689	N/A	N/A	N/A
Net assets	284,953	283,742	246,999	N/A	N/A	N/A
Long term debt, less current portion	11,891	11,891	11,891	N/A	N/A	N/A
Shareholders’ equity	279,776	246,498	246,999	N/A	N/A	N/A
Working capital	312,155	310,944	119,049	N/A	N/A	N/A
Weighted average common stock, outstanding diluted	30,386	30,386	30,386	30,401	30,603	30,401
KID Combined Summary Financial Information
The following table summarizes selected combined financial data for the KHD Industrial Plant Technology, Equipment and Service Business prepared in accordance with Canadian GAAP for the three fiscal years ended December 31, 2008 and for the nine months ended September 30, 2009. The selected financial information should be read in conjunction with the KHD Industrial Plant Technology, Equipment and Service Business’s audited combined annual financial statements as at December 31, 2008 and 2007 and for the three years ended December 31, 2008, and unaudited combined interim financial statements as at and for the nine months ended September 30, 2009 and 2008, included at Schedules G and H, respectively, to this Information Circular.
Selected Financial Data
(Stated in United States dollars in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

	Nine Months Ended	Fiscal Years Ended December 31
	September 30, 2009	2008	2007	2006
Revenues	$366,208	$638,354	$580,391	$404,324
Operating income	13,580	45,225	48,480	41,441
Income from continuing operations	$15,519	$36,443	$48,635	$35,888
Loss from discontinued operation	—	—	(7,334)	(1,611)
Extraordinary gain	—	—	525	—
Net income	15,519	36,443	41,826	34,277
Total assets	706,913	697,170	648,619	N/A
Net assets	229,790	206,917	188,582	N/A
Long-term debt, less current portion	11,891	11,313	13,920	N/A
Shareholders’ equity	228,655	205,895	186,285	N/A

Suite 1620 — 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6
MANAGEMENT INFORMATION CIRCULAR
March 1, 2010
This Information Circular is being furnished to Shareholders in connection with the solicitation of proxies by the Board and management of KHD for use at the Meeting to be held on Monday, March 29, 2010 at 9:00 a.m. (Pacific time), and at any adjournment or adjournments thereof, at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia V6C 3A6, for the purposes set forth in the Notice of Meeting, which accompanies and is part of this Information Circular.
The Meeting Materials will be mailed to Shareholders commencing on or about March 3, 2010. The information contained herein is given as of March 1, 2010, except as otherwise stated. All dollar amounts set forth in this Information Circular are expressed in United States dollars, unless otherwise indicated.
About KHD
KHD is a corporation existing under the BCBCA, is a “reporting issuer” in British Columbia, Alberta and Quebec, has a class of securities registered under the 1934 Act, and is therefore subject to the informational reporting requirements under the applicable Canadian and United States securities laws. The KHD Shares are currently listed and posted for trading on the NYSE under the trading symbol “KHD”.
KHD currently operates in two business segments consisting of (i) an industrial plant technology, equipment and service business and (ii) a royalty interest in the Wabush iron ore mine. KHD’s head office is located at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. For a more detailed description of KHD, refer to the following documents, which are incorporated herein by reference:
(i)	KHD’s annual report on Form 20-F for the year ended December 31, 2008, as filed on EDGAR on March 27, 2009;

(ii)	KHD’s audited consolidated annual financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, as filed on SEDAR at www.sedar.com on March 27, 2009;

(iii)	KHD’s MD&A for the year ended December 31, 2008, as filed on SEDAR at www.sedar.com on March 27, 2009;

(iv)	KHD’s unaudited consolidated interim financial statements for the nine months ended September 30, 2009 and 2008, as filed on SEDAR at www.sedar.com on November 16, 2009;

(v)	KHD’s MD&A for the nine months ended September 30, 2009, as filed on SEDAR at www.sedar.com on November 16, 2009; and

(vi)	KHD’s management information circular for its annual meeting of shareholders held on October 24, 2009, as filed on SEDAR at www.sedar.com on October 2, 2009.
KHD will promptly provide a copy of any of these documents, free of charge. Requests should be made to Rene Randall, Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

VOTING INFORMATION
Solicitation of Proxies
The solicitation of proxies by management of KHD will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of KHD. KHD does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that KHD has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and KHD will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by KHD.
No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by KHD. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.
Record Date
The Board has set the close of business on February 12, 2010 as the Record Date for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record (i.e. Registered Shareholders) as of the Record Date are entitled to receive notice of and to vote at the Meeting unless, after the Record Date, a Shareholder of record transfers its KHD Shares and the transferee, upon establishing that such transferee owns such KHD Shares, requests in writing, at least ten (10) days prior to the Meeting or any adjournment or adjournments thereof, that such transferee may have its name included on the list of Shareholders entitled to vote at the Meeting, in which case such transferee is entitled to vote such KHD Shares at the Meeting. Such written request by a transferee shall be filed with the President of KHD at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 or by facsimile transmission to (604) 683-3205 (Attention: President).
Each Shareholder has one vote for each KHD Share held.
Appointment of Proxyholders
The persons named in the accompanying Form of Proxy as proxyholders are management’s representatives. Shareholders that seek to appoint some other person (who need not be a Shareholder) to represent them at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper proxy and, in either case, delivering the completed Form of Proxy to the address set out on the Form of Proxy at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof.
In order to be voted, the completed Form of Proxy must be received by KHD, by mail or by hand, to the attention of either of: (i) BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for Shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for Shareholders outside of the United States), or by facsimile transmission to (201) 680-4604, or (ii) the President of KHD, at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 or by facsimile transmission to (604) 683-3205 (Attention: President), by March 26, 2010.
A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Registered Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Registered Shareholder or joint Registered Shareholders, or by an officer or attorney-in-fact for a corporate Registered Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the Form of Proxy.
Voting of KHD Shares and Proxies and Exercise of Discretion by Designated Persons
If the Form of Proxy is completed, signed and delivered to KHD, the persons named as proxyholders therein shall vote or withhold from voting the KHD Shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the Shareholders appointing them, on any ballot that may be called for and, if the Shareholders specify a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Form of Proxy confers discretionary authority upon the persons named therein with respect to all matters which may properly come before the Meeting or any adjournment or adjournments thereof. As of the date of this Information Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Form of Proxy.
If no choice is specified by a Shareholder with respect to any matter identified in the Form of Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Form of Proxy will vote the KHD Shares represented thereby IN FAVOUR of such matter.
In the case of abstentions from, or withholding of, the voting of the KHD Shares on any matter, the KHD Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.
Revocability of Proxy
Any Registered Shareholder who has returned a Form of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Form of Proxy may be revoked by instrument in writing, including a Form of Proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Form of Proxy must be deposited at the same address where the original Form of Proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the date but prior to the commencement of the Meeting. A Registered Shareholder who has submitted a Form of Proxy may also revoke it by attending the Meeting in person (or if the Registered Shareholder is a corporation, by an authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such Form of Proxy shall be deemed to have been revoked.
Only Registered Shareholders have the right to revoke a Form of Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before their Meeting, or such earlier date as may be required by the policies of the Non-Registered Holder’s respective Intermediary, arrange for their respective Intermediaries to change their vote and if necessary to revoke their proxy.
Non-Registered Holders
Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are Non-Registered Holders because the KHD Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the KHD Shares. More particularly, a person is not a Registered Shareholder in respect of KHD Shares which are held on behalf of that Non-Registered Holder but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the KHD Shares; or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators, KHD has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)	be given a Form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of KHD Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with KHD as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the Form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.
In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the KHD Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the Form of Proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.
These security holder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and KHD or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
SPECIAL BUSINESS OF THE MEETING
Approval of the Amendment to the Articles
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, the Amendment Resolution, the full text of which is reproduced in Schedule A to this Information Circular.

The Board unanimously recommends that Shareholders vote IN FAVOUR of the Amendment Resolution at the Meeting. See “Amendment to the Articles — Recommendation of the Board”. To be effective, the Amendment Resolution must be approved by not less than two-thirds of the votes properly cast thereon by the Shareholders present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the Amendment Resolution.
Approval of the Arrangement
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Arrangement Resolution, the full text of which is reproduced in Schedule B to this Information Circular.
The Board unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting. See “The Arrangement — Background to the Arrangement” and “The Arrangement — Recommendation of the Board”. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes properly cast thereon by the Shareholders present in person or represented by proxy at the Meeting. Proxies received in favour of management will be voted IN FAVOUR of the Arrangement Resolution.
AMENDMENT TO THE ARTICLES
General
As part of KHD’s stated goal of enhancing long-term value for Shareholders by taking steps to create two independent, publicly traded companies and allowing KHD to focus on the mineral royalty business, KHD proposes to enter into the Shareholders Agreement with the Custodian whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement. Subject to satisfying all necessary requirements and taking the steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with its objective of deconsolidating the assets and liabilities of KID prior to the time that it is tax efficient for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis as KID would be deconsolidated from KHD in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID Shares and if KHD takes the steps necessary to no longer control KID, the resulting accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
In order for the Shareholders Agreement to be effective, at the Meeting, management will seek your approval for an amendment to the Articles to authorize the Board to transfer, in accordance with Section 137(1.1) of the BCBCA and subject to the terms and conditions of the Shareholders Agreement, the power to direct the voting of the KID Shares to the Custodian. See “Amendment to the Articles — Amendment Resolution”.
KHD will retain all other rights attached to the KID Shares and will be entitled to all economic benefits associated with the KID Shares.
As a result of entering into the Shareholders Agreement and if KHD takes the steps necessary to no longer control KID, KHD may no longer be deemed to control the KID Shares, despite its ownership interest in such shares and, as a result, may deconsolidate KID’s financial results.

Reasons for the Amendment to the Articles
The Board believes that the amendment to the Articles will also further its stated goal of enhancing long-term value for Shareholders by taking steps to create two independent, publicly traded companies and allowing KHD to focus on the mineral royalty business. The Board has carefully evaluate the proposed amendment to the Articles and the terms and conditions of the Shareholders Agreement and has unanimously: (i) determined that the amendment to the Articles is in the best interests of KHD and the Shareholders; and (ii) recommended that Shareholders vote IN FAVOUR of the Amendment Resolution. In reaching these determinations, the Board considered, among other matters:
(a)	the belief that the ability to deconsolidate KID’s financial position and results from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders will more accurately reflect the ultimate objective of the Arrangement on a going forward basis as KID would be deconsolidated from KHD in its entirety; and

(b)	the belief that the deconsolidated financial presentation will enable Shareholders to achieve a more accurate view of both KHD and KID and as a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
The foregoing are the material factors considered by the Board in its consideration of the Amendment Resolution, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board, by a unanimous vote, approved the amendment to the Articles and recommends that Shareholders vote FOR the Amendment Resolution based upon all of the information presented to and considered by it.
About the Shareholders Agreement
In connection with the Arrangement, KHD proposes to enter into the Shareholders Agreement with the Custodian whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with its objective of deconsolidating KID’s financial position and results from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis, as KID would be deconsolidated from KHD in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID Shares and taking the other steps necessary to no longer control KID from an accounting perspective, the resulting accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
The Shareholder Agreement is to become effective immediately on the Effective Date and provides, among other things, that:
(a)	KHD will provide 10 days notice to the Custodian of any shareholder meeting of KID;

(b)	KHD will take all necessary steps to ensure that it can vote the KID Shares at any shareholder meeting of KID;

(c)	the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder or investor would do, always having regard to the best interests of the shareholders of KID, how to vote the KID Shares and will notify KHD no later than five calendar days prior to any shareholder meeting of KID as to how to vote the KID Shares;

(d)	KHD undertakes and covenants that it will vote the KID Shares, or such portion thereof as determined by the Custodian, in accordance with the instructions of the Custodian, except as set out in the Shareholders Agreement;

(e)	KHD will not be obligated to vote the KID Shares as determined by the Custodian if the Shareholders Agreement is effective or illegal under any prevailing law;

(f)	KHD will pay an annual fee to the Custodian and indemnify and save harmless the Custodian for all costs and expenses incurred in the performance of its obligations under the Shareholders Agreement;

(g)	in the event that KHD fails to comply with the voting instructions, or otherwise breaches the Shareholders Agreement, and such breach remains un-remedied after receipt of notice from the Custodian, then KHD is obliged to immediately distribute all of the KID Shares then owned to the Shareholders;

(h)	the Shareholders Agreement will terminate once KHD has distributed all of the KID Shares that it owns from time to time;

(i)	immediately upon the completion of any transfer, sale or other disposition of any of the KID Shares, the obligation to vote any such KID Shares as directed by the Custodian will terminate; and

(j)	each of KHD and the Custodian may terminate the Shareholders Agreement for cause, as such term is defined under German high court rulings, including, without limitation, for serious and persistent misconduct, breach of the Shareholders Agreement or persistent failure to comply with the terms of the Shareholders Agreement.
The Custodian under the Shareholders Agreement will be identified prior to the Effective Date. In order to achieve the goal of no longer controlling KID from an accounting perspective and the resulting accounting presentation of KHD on a deconsolidated basis, the Custodian has to be a party which is not related to or affiliated with KHD and KID, or any of their respective directors or officers, and includes any party that would be expected to result in KHD having to consolidate its holding in KID.
KHD has yet to identify a party that will act as the Custodian. If KHD is unable to indentify a party who is willing to act as the Custodian on or before the Effective Date, then KHD may not be able to achieve its goal of taking all steps necessary to deconsolidate the financial position and results of KID from those of KHD and will not proceed with the Arrangement.
The preceding description of the material terms and conditions of the Shareholders Agreement is qualified in its entirety by the full text of the Shareholders Agreement which is attached as Schedule P to this Information Circular. Shareholders are encouraged to read the Shareholders Agreement in its entirety.

Recommendation of the Board
The Board believes that the amendment to the Articles is in the best interests of KHD and the Shareholders. The Board unanimously recommends that Shareholders vote IN FAVOUR of the Amendment Resolution at the Meeting.
Unless otherwise indicated, the persons designated as proxyholders in the Form of Proxy will vote the KHD Shares represented by the Form of Proxy in favour of the Amendment Resolution.
Amendment Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to approve the Amendment Resolution, the full text of which is attached as Schedule A to this Information Circular.
In order for the Amendment Resolution, which is a special resolution of the Shareholders, to be passed, it must be approved by at least two-thirds of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed Form of Proxy, if named as proxyholder, intend to vote FOR the Amendment Resolution.
If the Shareholders do not vote in favour of the Amendment Resolution, then KHD will not proceed with the Arrangement.
THE BOARD RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE AMENDMENT RESOLUTION.
THE ARRANGEMENT
Overview of the Arrangement
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement, which is included as Appendix I to the Arrangement Agreement, a copy of which is attached as Schedule C to this Information Circular.
General
The Arrangement will be the first step towards the division of KHD into two independent, publicly traded companies, with one focused on the industrial plant technology, equipment and service business and the other focused on the mineral royalty business. Upon completion of the Pre-Arrangement Reorganization, as described below, all of KHD’s industrial plant technology, equipment and service business will be held, directly and indirectly, by KID. Subject to the conditions in the Arrangement Agreement being satisfied or waived, KHD will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of Section 288 of the BCBCA.
The completion of the Arrangement is subject to KHD obtaining the approval of the Shareholders for the Amendment Resolution. If the Shareholders approve the Amendment Resolution, and if the Arrangement is approved by the Shareholders and the Court and the other conditions precedent to the Arrangement are satisfied or waived, each Non-Subsidiary Shareholder (other than a Dissenting Shareholder) will receive seven New KHD Shares and one KID Share (or two KID Shares in the event that the KID Split is effected prior to completion of the Arrangement) for every seven KHD Shares held on the Distribution Record Date. No fractional KHD Shares will be issued and all fractional KID Shares will be rounded down to the next whole number.
Prior to the Meeting, KID will apply for the admission of its shares for trading on the FSE and the VSE. Commencement of trading on the FSE is expected to occur on or around March 31, 2010, and will be announced by

KHD and KID in a press release. Commencement of trading on the VSE will be considered separately following the commencement of trading on the FSE.
Upon completion of the Arrangement, it is expected that KHD will operate as a mineral royalty company. However, the Board will reserve the right, in its sole discretion, to change the name of KHD to a different name without obtaining the further approval of Shareholders. KHD will continue to indirectly receive royalty payments from the Wabush iron ore mine and will also focus on, among other things, acquiring additional mineral royalties. The New KHD Shares will be traded on the NYSE after the completion of the Arrangement. KID will continue to build KHD’s former industrial plant technology, equipment and service business.
The value of the New KHD Shares and the KID Shares will initially be set in the marketplace on the NYSE and the FSE, respectively.
KHD and KID have entered into the Arrangement Agreement providing for the completion of the Arrangement under Section 288 of the BCBCA, pursuant to the Interim Order of the Court dated March 1, 2010 and subject to approval by two-thirds of the Shareholders entitled to vote and voting in person or by proxy at the Meeting on the Arrangement Resolution. The full text of the Arrangement Resolution is reproduced on Schedule B to this Information Circular. Before the Arrangement can become effective, it must be approved by the Final Order of the Court. A copy of the Arrangement Agreement, the Interim Order and the draft Notice of Application for the Final Order are attached as Schedules C, M and N, respectively, to this Information Circular.
Background to the Arrangement
KHD’s management continually reviews available options to optimize its portfolio of assets and its capital structure and to pursue transactions that enhance Shareholder value. Periodically, since 2005, the Board, in conjunction with KHD’s management and various advisors, has analyzed various strategic alternatives to focus KHD along major business units. In the past, the Board has determined to proceed with certain of these alternatives, as, for example, in 2007, when the Board determined to spin out certain real estate interests and other assets held by KHD.
In late 2009, the Board considered whether, given developments in the fourth quarter of 2009 with respect to the operation of the Wabush iron ore mine, the separation of KHD’s industrial plant technology, equipment and service business from its mineral royalty business into separate publicly traded companies would be beneficial to Shareholders. The Board considered the feasibility, benefits and considerations of dividing KHD, along the lines proposed in the Arrangement. It reviewed, in detail, the anticipated benefits, risks and other matters in connection with the proposed transaction, including implications for employees, impact on Shareholders and other stakeholders, potential market reaction and the financial viability of each entity after giving effect to the proposed transaction.
The Board met on a number of occasions with members of its management and legal advisors to consider the alternatives to effect the reorganization and to review certain accounting, tax and legal issues which arose in connection with their deliberations. After a review of the financial, tax and legal issues the Board concluded that the separation of the industrial plant technology, equipment and service business from KHD’s mineral royalty business would be beneficial to Shareholders. On January 6, 2010, KHD issued a news release announcing the proposed Arrangement.
In January, 2010, Stephen W. Semeniuk, CFA, an independent third party, was retained by KHD to provide the Fairness Opinion. Mr. Semeniuk delivered a written report, dated February 26, 2010, containing the Fairness Opinion, a copy of which is attached as Schedule I to this Information Circular. The conclusion reached by Mr. Semeniuk in the Fairness Opinion is that the terms of the Arrangement are fair, from a financial point of view, to KHD and its Shareholders.
Management of KHD together with its legal advisors were given the mandate to settle the terms of the Arrangement Agreement and the Plan of Arrangement attached thereto. On February 26, 2010, the Board concluded that the Pre-Arrangement Reorganization and the Arrangement were fair and reasonable to, and in the best interests of, KHD and the Shareholders and that the pro rata distribution of KID Shares to the Non-Subsidiary Shareholders was appropriate in the circumstances. The Board and management of KHD reviewed and considered alternative reorganization proposals and the views of legal counsel with respect to the tax consequences and in respect of the terms of the Arrangement Agreement and other documents. The Board and management of KHD also received advice from legal counsel as to the structure of the Arrangement.
Reasons for the Arrangement
The Board has carefully evaluated the proposed corporate reorganization and the terms and conditions of the Arrangement and has unanimously: (i) determined that the Arrangement is fair to Shareholders; (ii) determined that the Arrangement is in the best interests of KHD and the Shareholders; and (iii) recommended that Shareholders vote IN FAVOUR of the Arrangement Resolution. In reaching these determinations, the Board considered, among other things, the following factors:
•	Sharper Business Focus — the Arrangement will provide each of KHD and KID with a clear mandate to pursue their independent short and long-term objectives and strategies best suited to their assets, expertise and business opportunities, allowing each management team to focus more directly on the critical success factors in its respective business. The Board believes that companies with a disciplined focus on establishing leadership in their core business may capture competitive opportunities and be best positioned to respond to changing markets;

•	Strategic Positioning and Growth — the Arrangement will improve and expand the strategic positions and growth opportunities of each of KHD and KID. KHD will have a stable revenue stream from its royalty interest in the Wabush iron ore mine which will allow it to seek out additional royalty interests and implement a dividend policy. KID will focus on expanding its international industrial plant technology, equipment and service business;

•	Focused Investment Decision — the Arrangement will provide Shareholders with an independent investment opportunity in respect of a mineral royalty company and an industrial plant technology, equipment and service business, allowing Shareholders to retain ownership in both companies;

•	Experienced Leadership — each company will be led by experienced directors and executives who have demonstrated success building KHD and who have the requisite experience and ability to grow their respective companies. The respective management teams of the new companies will be better equipped to direct their strategies and operations towards building value for Shareholders by tailoring practices and execution to fit the unique nature of their assets and business;

•	Independent Access to Capital — each company will have independent access to capital (equity and debt) which management believes will result in more focused capital allocation practices including an appropriately focused alignment of debt capacity with the individual cash generation profile of each company;

•	Fairness of Consideration — Stephen W. Semeniuk, CFA, provided the Fairness Opinion which concluded that the terms of the Arrangement are fair, from a financial point of view, to KHD and the Shareholders.
The foregoing are the material factors considered by the Board in its consideration of the Arrangement, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors.
Recommendation of the Board
The Board believes that the terms of the Arrangement are fair, from a financial point of view, to the Shareholders. The Board unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution at the Meeting.

Fairness Opinion
In January, 2010, Stephen W. Semeniuk, CFA, was retained by KHD to provide the Fairness Opinion. KHD will pay Mr. Semeniuk a commercially reasonable fee for his services provided in connection with the preparation of the Fairness Opinion. No portion of the compensation payable to Mr. Semeniuk in connection with his engagement is contingent, in whole or in part, on the approval of the Arrangement or on the conclusions reached in the Fairness Opinion.
Mr. Semeniuk is a Chartered Financial Analyst charterholder and holds an MBA degree in finance from Michigan State University. He is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice-President, Research positions with several Canadian based investment dealers. He is also a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers and industry. The Board believes that Mr. Semeniuk is qualified to prepare the Fairness Opinion in a satisfactory manner.
Scope of Review
During the months of January and February, 2010, Mr. Semeniuk carried out the work necessary to complete the Fairness Opinion. During that period, he relied on information provided by KHD’s management and its legal advisors and referred to publicly available information on KHD and KID. Other information on KHD and the KHD Shares was accessed through EDGAR at www.sec.gov and other sources. In the course of Mr. Semeniuk’s engagement, he held a number of discussions with KHD’s management and legal advisors. He had access to all information requested from KHD and KID and no suggestions were requested of or offered by KHD as to the approach or methodology used in the preparation of the Fairness Opinion.
Approach and Methodology Used in Opinion
The Fairness Opinion was prepared based upon techniques and assumptions that Mr. Semeniuk considered appropriate in the circumstances for the purposes of arriving at an opinion as to fairness of the Arrangement.
Fairness Opinion Summary
Mr. Semeniuk submitted the Fairness Opinion, dated February 26, 2010, to the Board, a copy of which is attached as Schedule I to this Information Circular. Mr. Semeniuk concludes that the proposed distribution of KID Shares under the Arrangement is fair, from a financial point of view, to the Shareholders. Shareholders are urged to, and should, read the Fairness Opinion in its entirety.
The Fairness Opinion describes the proposed Arrangement and the separation of KHD’s industrial plant technology, equipment and service business from its mineral royalty business, as intended to increase market interest and enhance shareholder value. The Fairness Opinion states that by appealing to different groups of investors with different investment objectives, the Arrangement should facilitate increased investment interest to be generated in the activities of KHD and KID that will potentially enhance the interests of current Shareholders. Mr. Semeniuk further states in his Fairness Opinion that Shareholders will continue to participate in KHD’s industrial plant technology, equipment and service business directly through their ownership of the KID Shares and indirectly through their ownership of the New KHD Shares. Through their ownership of the New KHD Shares, they will also continue to participate directly in KHD’s mineral royalty business.
The Fairness Opinion addresses only the consideration to be received by Shareholders, is for the information of the Board in connection with its consideration of the proposed Arrangement and does not constitute a recommendation as to how Shareholders should vote at the Meeting.
Arrangement Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to approve the Arrangement Resolution, the full text of which is attached as Schedule B to this Information Circular.

In order for the Arrangement Resolution, which is a special resolution of the Shareholders, to be passed, it must be approved by at least two-thirds of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed Form of Proxy, if named as proxyholder, intend to vote FOR the Arrangement Resolution.
THE BOARD RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.
Details of the Arrangement
The Arrangement will result in the division of KHD into two independent, publicly traded companies, with one company focused on the industrial plant technology, equipment and service business and the other focused on the mineral royalty business. Upon completion of the Pre-Arrangement Reorganization, as described below, all of KHD’s industrial plant technology, equipment and service business will be held, directly and indirectly, by KID. If the Arrangement is approved by the Shareholders and the Court, and the other conditions precedent to the Arrangement are satisfied or waived, each Non-Subsidiary Shareholder (other than a Dissenting Shareholder) will receive seven New KHD Shares and one KID Share (or two KID Shares in the event that the KID Split is effected prior to completion of the Arrangement) for every seven KHD Shares held on the Distribution Record Date.
As of March 1, 2010, the direct and indirect subsidiaries of KHD are as follows:

	Jurisdiction of	KHD’s
	Incorporation	Beneficial
Name of Subsidiary	or Organization	Shareholding
KHD Holding AG	Switzerland	100%
KHD Humboldt Wedag International Holding GmbH	Austria	100%
KHD Humboldt Wedag International (Deutschland) AG	Germany	98.2%
KHD Humboldt Wedag International GmbH	Austria	100%
KHD Investments Ltd.	Marshall Islands	100%
New Image Investment Company Limited	Washington	100%
Inverness Enterprises Ltd.	British Columbia	100%
KHD Humboldt Wedag (Cyprus) Limited	Cyprus	100%
MFC & KHD International Industries Limited	Samoa	100%
KHD Humboldt Wedag (Shanghai) International Industries Limited	China	100%
KHD Sales and Marketing Ltd.	Hong Kong	100%
KHD Humboldt Wedag International, FZE	United Arab Emirates	100%
0764509 B.C. Ltd.	British Columbia	35%
KHD Humboldt Wedag AG	Germany	100%
Humboldt Wedag India Private Ltd.	India	100%
Humboldt Wedag Australia Pty Ltd.	Australia	100%
Humboldt Wedag Inc.	Delaware	100%
EKOF Flotation GmbH	Germany	100%

	Jurisdiction of	KHD’s
	Incorporation	Beneficial
Name of Subsidiary	or Organization	Shareholding
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.	China	100%
ZAB Zementanlagenbau GmbH Dessau	Germany	98.2%
Humboldt Wedag GmbH	Germany	98.4%
KHD Engineering Holding GmbH	Austria	50%
KHD Humboldt Engineering OOO	Russia	50%
OAO Sibgiprozoloto	Russia	50%
Blake International Limited	British Virgin Islands	100%
KHD Humboldt Wedag Industrial Services AG	Germany	88%
HIT Paper Trading GmbH	Austria	88%
Paper Space GmbH	Germany	88%
Upon completion of the Arrangement, it is expected that the material direct and indirect subsidiaries of KID will be as follows:

	Jurisdiction of	KID’s
	Incorporation	Beneficial
Name of Subsidiary	or Organization	Shareholding
KHD Humboldt Wedag AG	Germany	100%
Humboldt Wedag GmbH	Germany	100%
Humboldt Wedag India Private Ltd.	India	100%
Humboldt Wedag Australia Pty Ltd.	Australia	100%
Humboldt Wedag Inc.	Delaware	100%
EKOF Flotation GmbH	Germany	100%
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.	China	100%
ZAB Zementanlagenbau GmbH Dessau	Germany	100%
KHD Engineering Holding GmbH	Austria	50%
KHD Humboldt Engineering OOO	Russia	50%
OAO Sibgiprozoloto	Russia	50%
Blake International Limited	British Virgin Islands	100%
KHD Humboldt Wedag Industrial Services AG	Germany	88%
HIT Paper Trading GmbH	Austria	88%
Paper Space GmbH	Germany	88%

Upon completion of the Arrangement, it is expected that the material direct and indirect subsidiaries of KHD will be as follows:

	Jurisdiction of	KHD’s
	Incorporation	Beneficial
Name of Subsidiary	or Organization	Shareholding
KHD Holding AG	Switzerland	100%
KHD Humboldt Wedag International Holding GmbH	Austria	100%
KHD Humboldt Wedag International GmbH	Austria	100%
KHD Investments Ltd.	Marshall Islands	100%
New Image Investment Company Limited	Washington	100%
Inverness Enterprises Ltd.	British Columbia	100%
KHD Humboldt Wedag (Cyprus) Limited	Cyprus	100%
MFC & KHD International Industries Limited	Samoa	100%
KHD Humboldt Wedag (Shanghai) International Industries Limited	China	100%
REDAS Tracking Corp.	Marshall Islands	100%
KHD Sales and Marketing Ltd.	Hong Kong	100%
KHD Humboldt Wedag International, FZE	United Arab Emirates	100%
0764509 B.C. Ltd.	British Columbia	35%
In addition, KHD will continue to hold 72% of the KID Shares upon completion of the Arrangement, however, pursuant to the terms of the Shareholders Agreement, the power to direct the voting of such shares will be transferred to the Custodian. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, KHD will not consolidate KID.
Each of KHD and KID may reorganize or rename their operating divisions after the Effective Date to reflect and account for the operations of their respective companies.
Pre-Arrangement Reorganization
Prior to the Effective Date, a number of preliminary transactions to reorganize the business of KHD have been, and will be, undertaken by KHD to facilitate the Arrangement. The effect of the Pre-Arrangement Reorganization will be, among other things, to indirectly transfer to KID the assets and liabilities related to KHD’s industrial plant technology, equipment and service business and to consolidate the KID Shares into KHD. The Pre-Arrangement Reorganization will include the following events and transactions:
(a)	Sasamat will reduce its stated capital to $1 without any payment made on the reduction;

(b)	KHD will cause the liquidation of Sasamat;

(c)	KID’s shareholders will vote on the payment of a dividend in an amount to be determined but, in any event, no greater than €49,785,000, to be paid to its shareholders, of which KHD will receive 74.62%, MFCC will receive 20.1% and Pang Hau KG will receive 2.92%;

(d)	after KID has paid the dividend described in (c) above, Pang Hau KG will be dissolved by operation of law. Consequently, KHD will acquire all assets of Pang Hau KG;

(e)	after KID has paid the dividend described in (c) above, KHD will purchase the KID Shares held by MFCC by delivering to MFCC Canadian dollars equal to the fair market value of such KID Shares;

(f)	Mass Financial will meet its obligations under the Tracking Agreement by subscribing for Redas common shares. This subscription will be paid for by delivering Canadian dollars equal to the sum of the dividend proceeds received by MFCC under (c) above and the sales proceeds received by MFCC under (e) above;

(g)	KHD will purchase all Redas common shares held by Mass Financial for $100;

(h)	Redas will lend KHD the Canadian-dollar subscription proceeds received from Mass Financial;

(i)	after settlement of intercompany accounts, KIA will transfer HW India, EKOF, HW Beijing, HWI, the KHDE Interest and HW Australia to KID;

(j)	KHD will incorporate Newco;

(k)	KHD will subscribe for Newco shares by delivering Canadian dollars equal in value to the value of the KHD Shares held by KID; and

(l)	Newco will purchase the KHD Shares held by KID using cash from (k) above.
Arrangement Mechanics
The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to Section 288 of the BCBCA. The Arrangement will become effective on the Effective Date.
Provided that the Arrangement Resolution is passed, the Final Order is granted by the Court and the other conditions precedent to the Arrangement set forth in the Arrangement Agreement are satisfied or waived, the documents required to effect the Arrangement, in the form prescribed by the BCBCA, will be filed with the Registrar, at such time as KHD deems appropriate, in its sole discretion, and the steps to effect the Arrangement will occur by operation of law without any further action by the Shareholders.
The following summary of the principal provisions of the Plan of Arrangement is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is attached as Schedule C to this Information Circular, and the Plan of Arrangement, which is attached as Appendix I to the Arrangement Agreement.
Arrangement Steps
The Plan of Arrangement contemplates that on the Effective Date (or on such other date as may be determined by the Board), the following events and transactions, as set out in Section 3.1 of the Plan of Arrangement, will occur and be deemed to be occur in the following sequence:
(a)	the authorized share structure of KHD will be changed to create an unlimited number of Class A Shares, an unlimited number of Class B Shares, being the New KHD Shares, and an unlimited number of Preferred Shares, and the Notice of Articles and Articles of KHD will be amended accordingly;

(b)	New Image and Inverness will exchange their KHD Shares for the Preferred Shares;

(c)	KHD will add to the stated capital of the KHD Shares an amount equal to the aggregate stated capital of the KHD Shares exchanged by New Image and Inverness and no amount will be added to the stated capital of the Preferred Shares;

(d)	KHD AG and Newco will exchange their respective KHD Shares for Class A Shares on a one for one basis;

(e)	KHD will add to the stated capital of the KHD Shares an amount equal to the aggregate stated capital of the KHD Shares exchanged by KHD AG and Newco and no amount will be added to the stated capital of the Class A Shares;

(f)	the Non-Subsidiary Shareholders, other than Dissenting Shareholders, will exchange each KHD Share for:
(i)	one New KHD Share, and

(ii)	0.143 KID Shares (or one (1) KID Share for every seven (7) KHD Shares (calculated prior to the KID Split being effected)), provided that no fractional KID Shares will be distributed to the Non-Subsidiary Shareholders and the number of KID Shares to which each Non-Subsidiary Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such fractional KID Share;

(g)	KHD will add to the stated capital of the New KHD Shares an amount equal to the stated capital of the KHD Shares held by the Non-Subsidiary Shareholders described in (f), less the fair market value of the KID Shares distributed to such Non-Subsidiary Shareholders;

(h)	each issued and outstanding KHD Share held by Dissenting Shareholders will be acquired by KHD for the amount to be determined in accordance with the Dissent Procedures;

(i)	the KHD Shares will be eliminated from the authorized capital of KHD and the New KHD Shares will be altered by changing their identifying name to “Common Shares”; and

(j)	the New KHD Shares will be listed for trading on the NYSE.
The Plan of Arrangement also provides that KHD can elect not to proceed with the consummation of the Arrangement if the Arrangement cannot be consummated on commercially reasonable terms, or would otherwise not be in the best interests of the Shareholders. In the event that the Arrangement is not approved, then KHD will not proceed with the Arrangement and may retain its interest in KID through its ownership of the KID Shares.
The Board believes the Arrangement will allow KHD to meet its stated goal of enhancing long-term value for Shareholders by taking steps to create two publicly traded companies, each with an ability to pursue and achieve success by employing operational strategies best suited to its assets and business plans, thereby maximizing market value. For a full description of the factors considered by the Board, see “The Arrangement — Reasons for the Arrangement”.
Amendment to Plan of Arrangement
The Plan of Arrangement may be amended by KHD and KID at any time before or after the holding of the Meeting, but not later than the Effective Date, provided that such amendment is filed with the Court.
Dissent Rights
The Plan of Arrangement provides for Dissent Rights in respect of the Arrangement Resolution. See “Dissent Rights”.

Treatment of KHD Options
After completion of the Arrangement, each holder of KHD Options will, upon the exercise thereof, be entitled to receive New KHD Shares only and will not be entitled to receive any of the KID Shares distributed pursuant to the Arrangement. The exercise price of any KHD Options not exercised prior to the Effective Date will be as determined by the Board in accordance with the terms of the KHD stock option plan, but, in any event, will be adjusted to reflect the reduction in fair market value of the KHD Shares as a result of the distribution of the KID Shares.
Arrangement Agreement
The following is a description of the material terms and conditions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Appendix I thereto, is attached as Schedule C to this Information Circular. Shareholders are encouraged to read the Arrangement Agreement in its entirety.
General
The Arrangement Agreement is between KHD and KID.
The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature of the Arrangement. In addition, the Arrangement Agreement provides that, subject to any applicable restrictions under the BCBCA or the Final Order, it may be amended by written agreement of the parties before or after the Meeting, but not later than the Effective Date, without further notice to, or the approval of, the Shareholders.
Conditions to the Arrangement Becoming Effective
The respective obligations of KHD and KID to complete the Arrangement are subject to the satisfaction or waiver, on or before the Effective Date, of certain mutual conditions, including, among others, the following:
(a)	the Arrangement Resolution, with or without amendment, having been approved by the Shareholders in accordance with the Interim Order;

(b)	the Interim Order and the Final Order having been obtained in form and substance satisfactory to KHD and KID, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)	all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required, necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and contemplated by the Arrangement having been obtained or received;

(d)	the distribution of the KID Shares held by KHD, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement being exempt from registration requirements under the 1933 Act and (except with respect to persons deemed “affiliates”) the KID Shares to be distributed in the United States not being subject to resale restrictions in the United States;

(e)	the distribution of the KID Shares held by KHD, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement being exempt from registration and prospectus requirements of applicable Canadian securities legislation;

(f)	there not being in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by the Arrangement Agreement and the Arrangement;

(g)	none of the consents, orders, regulations or approvals contemplated in the Arrangement Agreement containing terms or conditions or requiring undertakings or security deemed unsatisfactory or unacceptable to KHD or KID, acting reasonably;

(h)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that has had or could reasonably be expected to have a material adverse effect in connection with KHD or KID;

(i)	no judgement or order shall have been issued by any agency, no actions, suits or proceedings shall have been threatened or taken by any agency, and no law, regulation or policy shall have been proposed, enacted, or promulgated or applied:
(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement; or

(ii)	that, if the Arrangement were completed, could reasonably be expected to have a material adverse effect on KHD or KID; and
(j)	the Arrangement Agreement not having been terminated in accordance with the provisions thereof.
In addition, unless otherwise waived by KHD, it is a condition of KHD’s obligation to proceed with the Arrangement that the aggregate number of Dissent Shares not exceed 5% of the outstanding KHD Shares on the date of the Meeting.
The Arrangement Agreement also provides that, notwithstanding approval of the Arrangement by the Shareholders and the Court, KHD can elect not to proceed with the consummation of the Arrangement if the Arrangement cannot be consummated on commercially reasonable terms, or would otherwise not be in the best interests of the Shareholders.
Notwithstanding the fulfillment or waiver of the foregoing and other certain conditions, at any time before or after the holding of the Meeting, but prior to the Effective Date, the Arrangement Agreement may be terminated by KHD and KID for any reason by agreement in writing, or unilaterally by either KHD or KID, without further notice to, or action on the part of, the Shareholders, in the event that the Effective Date has not occurred by on or before May 31, 2010. In the event that the Arrangement is not approved at the Meeting, then KHD will not proceed with the Arrangement and may retain its interest in KID through its ownership of the KID Shares.
The Board considers it appropriate to retain the flexibility to not proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which, in the opinion of the Board, makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and approved by the Shareholders at the Meeting authorizes such action by the Board.
In the event that the Arrangement is not completed for any reason, certain of the Pre-Arrangement Reorganization items will not be reversible, including the KID Split, if approved by the shareholders of KID at the KID Meeting, and the consolidation of the KID Shares held by subsidiaries of KHD into KHD.
Management of KHD believes that all material consents, orders, rulings, approvals and assurances required for the Arrangement to become effective will be obtained prior to the Effective Date in the normal course upon application therefore. There can, however, be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date.

Indemnification
Each of KHD and KID undertakes to indemnify and hold harmless the other from and against all losses, claims, damages, liabilities, actions or demands including, but not limited to, legal fees and amounts paid in any settlement approved by the indemnifying party of any action, suit, proceeding or claim, but excluding lost profits and consequential damages of the indemnified party, to which the indemnified party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the indemnifying party set out in the Arrangement Agreement.
Amendment and Waiver
The Arrangement may be amended by KHD and KID acting together, at any time and from time to time before and after the Meeting, but not later than the Effective Date and subject to applicable law, without further notice to or authorization on the part of the Shareholders, provided that such amendment is filed with the Court. The amendments may include: (a) changing the time for the performance of any of the obligations or acts of the parties thereto; (b) waiving any inaccuracies or modifying any representation or warranty contained therein or in any document to be delivered pursuant thereto; or (c) waiving compliance with or modifying any of the covenants contained therein or waiving or modifying the performance of any of the obligations of the parties thereto contained therein.
Termination
The Arrangement Agreement may be terminated without further action by the Shareholders: (a) by mutual written consent of KHD and KID at any time before or after the holding of the Meeting, but no later than the Effective Date; (b) by either KHD or KID, in each case on or before the Effective Date, if the other party is in breach of a condition of the Arrangement Agreement; or (c) unilaterally by either party, without further action on the part of the Shareholders, if the Effective Date has not occurred by on or before May 31, 2010, which termination shall be effective upon notice thereof being given to the other party to the Arrangement Agreement. Upon termination of the Arrangement Agreement, neither KHD nor KID will have any liability or further obligation to the other party.
Notwithstanding the foregoing, if the Board determines, in its sole discretion, that the Arrangement cannot be consummated on commercially reasonable terms or would otherwise not be in the best interests of the Shareholders, KHD may elect to abandon and not proceed with the Plan of Arrangement at any point in time prior to the consummation of the Arrangement.
Court Approval and Completion of the Arrangement
The Arrangement requires the approval of the Shareholders at the Meeting and approval by the Court. Prior to the mailing of this Information Circular, KHD obtained the Interim Order providing for the calling and holding of the Meeting and certain procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules M and N, respectively, to this Information Circular.
Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on March 29, 2010 at 10:00 a.m. (British Columbia time) or as soon as possible thereafter in the Court at 800 Smithe Street, Vancouver, British Columbia, Canada. All Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
Assuming that the Final Order is granted and the other conditions for the completion of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Final Order together with any other required documentation will be filed with the registrar under the BCBCA to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.
The Effective Date is expected to occur shortly after the date on which the Final Order is obtained and the events and transactions listed in the Plan of Arrangement are completed to the satisfaction of KHD and KID. KHD and KID will determine the Effective Date, based on their determination of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof. Notice of the actual Effective Date will be given to the Shareholders through a press release when all conditions to the Arrangement have been met or waived and the Board is of the view that all elements of the Arrangement have been completed.
Proposed Timetable for the Arrangement
The anticipated timetable for the completion of the Arrangement and the key dates as proposed are as follows:

Meeting:	March 29, 2010
Final Court Approval:	March 29, 2010
Distribution Record Date	March 30, 2010
Closing and Effective Date:	March 31, 2010
The Effective Date is expected to occur shortly after the date on which the Final Order is obtained and the events and transactions listed in the Plan of Arrangement are completed to the satisfaction of KHD and KID. KHD and KID will determine the Effective Date, based on their determination of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof. Notice of the actual Effective Date will be given to Shareholders through a press release when all conditions to the Arrangement have been met or waived and the Board is of the view that all elements of the Arrangement have been completed.
In addition, the foregoing dates may be amended by KHD and KID in accordance with the terms of the Arrangement Agreement.
Failure to Obtain Approval for the Arrangement
In the event that the Arrangement is not approved, then KHD will not proceed with the Arrangement and KHD will retain its interest in its industrial plant technology, equipment and service business through its ownership interest in KID and the other KHD Subsidiaries.
Organization of KHD and KID upon Completion of the Arrangement
KID will be seeking the approval of the shareholders of KID for a change of name of KID to “KHD Humboldt Wedag International AG” at the KID Meeting. Upon completion of the Arrangement, KID will focus on KHD’s current industrial plant technology, equipment and service business.
Upon completion of the Arrangement, KHD will operate predominantly as a mineral royalty company. KHD will maintain the listing of the New KHD Shares on the NYSE. It will continue to receive royalty payments from the Wabush iron ore mine in the Province of Newfoundland and Labrador under a master lease that terminates in 2055. In addition, it will focus on:
•	the acquisition of additional royalty streams;

•	providing capital for the exploration, development and construction of iron ore and other metals mines in exchange for royalties;

•	monetizing metal by-product streams from either operating mines or projects under development; and

•	providing acquisition financing to established operating companies in return for a royalty on acquired properties.
In order to be able to pursue its industrial plant technology, equipment and service business, KID will depend on the availability of adequate means of bonding (i.e. providing advance payment, performance or warranty bonds to customers).
On November 30, 2006, as amended June 10, 2008, October 27, 2008 and November 16, 2009, KIA, as the borrower, KHD, as the guarantor, and RZB entered into the Facility. The Facility provides for a loan capacity of up to €195 million and will expire on November 25, 2010, unless extended for another one year term. Under the Facility, security instruments such as sureties, stand-by letters of credit and guarantees may be granted to the customers of KHD and its subsidiaries. Utilization requests are made solely by KIA for the entire KHD group of companies. Individual subsidiaries of KHD have also each issued deficiency guarantees in favour of RZB as collateral for security instruments that may be granted to them under the Facility. These deficiency guarantees are independent payment guarantees in favour of RZB for the payment of the monies owed by KIA under the Facility. Each is paired with an assignment of all receivables and all present and future claims relating to the relevant underlying security instruments against customers of the KHD group of companies in whose favour a security instrument (such as a stand-by letter of credit) is issued by RZB.
Subsequent to the completion of the Arrangement, KID will require access to the Facility to provide advance and performance or warranty bonds in relation to any equipment to be supplied by KID to its customers under irrevocable letters of credit provided by customers as payment security for the project. As a result, given that upon completion of the Arrangement both KIA and KHD will cease to be part of the same group with KHD as the parent company, KIA, KHD and KID are in the process of negotiating the transfer to KID of the Facility prior to the expiration of its current term. RZB has advised that KHD and KID are required to obtain the consent of RZB to the distribution of the KID Shares prior to such distribution and prior to the transfer of the bonding line to KID. RZB has indicated that it will approve the distribution of the KID Shares subject to the following terms:
•	the terms of the bonding line will remain unchanged and in effect until the end of its term in November 2010;

•	KHD will remain the guarantor, including with respect to all existing restrictive covenants which will remain in place until at least November, 2010, at which time KHD may cease to be the guarantor of new bonds;

•	KID shall accede to the bonding line as an additional guarantor effective as of the date of the distribution of the KID Shares but without providing any of its own representations, warranties or covenants; and

•	immediately upon the distribution of the KID Shares, all parties will undertake best efforts to transfer the bonding line to KID, either with KHD as guarantor until at least November 2010, or as the parties will then commercially agree.
Assuming that the consent of RZB to the distribution of the KID Shares is obtained, upon completion of the Arrangement KHD will continue to guarantee the obligations of KIA and, following the proposed transfer, KID, under the Facility until at least November, 2010. As of the date of this Information Circular, the consent of RZB has not been obtained, however RZB has advised that it will notify KHD and KID as to whether it approves of the distribution of the KID Shares by March 20, 2010.
Additional information regarding KHD following the completion of the Arrangement is set forth in Schedule D to this Information Circular.
Additional information regarding KID following the completion of the Arrangement is set forth in Schedule F to this Information Circular.

Description of Shares of KID
Shares of KID are made out in book-entry form. Holders of shares of KID are entitled to receive notice of and vote at all meetings of shareholders of KID and, subject to the rights, privileges, restrictions and conditions attached to any other class of shares, to receive any dividend declared by KID and receive the remaining property of KID upon its dissolution. There are no restrictions on transfer of the shares of KID contained in the articles of association of KID.
Stock Exchange Listing
Shares of KID are currently quoted on the over-the-counter market of the FSE and the Berlin Stock Exchange. KHD and KID believe that it is beneficial for the Shareholders if the shares of KID are traded on an organized and regulated market. Since substantially all of KID’s assets and businesses are and most likely will continue to be located in Europe and in emerging markets such as India, KHD and KID believe that a listing on a European stock exchange is preferable. KHD and KID have identified the FSE and the VSE as the primary choices for listing in Europe.
Concurrently with the preparation of this Information Circular, KID has been pursuing the listing of the shares of KID on the FSE and the VSE, which listings are expected to be completed shortly after the date on which the Final Order is obtained. KHD expects that trading in the New KHD Shares and the KID Shares will commence on an “if, as and when issued” basis on both the NYSE and the FSE, respectively, on a date on or around March 31, 2010, which will be announced by KHD and KID in a press release. Commencement of trading on the VSE will be considered separately following the commencement of trading on the FSE. Since KHD is a reporting issuer, under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of New KHD Shares from the commencement of “if, as and when issued” trading in such shares.
Method of Distribution of KID Shares
If the proposed Arrangement is approved, Shareholders will be required to have a Clearstream eligible account in order to receive the distribution of their pro rata portion of the KID Shares. Clearstream is a security depository and the principal clearing house for Euromarket transactions.
Computershare will be the distribution agent to distribute the KID Shares to Shareholders. If, prior to the Effective Date, Registered Shareholders provide instructions to Computershare to deposit their KID Shares into a specific Clearstream eligible account, Computershare will forward such instructions to KHD, which will arrange for the deposit of such KID Shares into such account on or as soon as practicable after the Effective Date.
Distribution to U.S. Registered Shareholders
Computershare has agreed to provide access to a Clearstream eligible custodian account for Registered Shareholders who are U.S. persons and who do not have access to a Clearstream eligible account. If such Registered Shareholders do not provide Computershare with instructions as to the deposit of their KID Shares into a specific Clearstream eligible account prior to the Effective Date, KHD will deliver the KID Shares to which such Registered Shareholders are entitled to Computershare, who will deposit such KID Shares into a custodian account with VEM on or as soon as practicable after the Effective Date. Registered Shareholders who are U.S. persons whose KID Shares have been deposited into this account can provide instructions to Computershare in the event that they wish to transfer their KID Shares and Computershare will carry out such instructions. Registered Shareholders who are U.S. persons will need to provide a W-9 tax withholding form to Computershare to record any dividend/sales proceeds. They will also be required to provide Computershare with such further data as may be required by Computershare.

Distribution to U.S. Non-Registered Holders
The KID Shares of Non-Registered Holders who are U.S. persons and who own KHD Shares through a broker or other nominee, will either be (i) deposited into such Clearstream eligible account as their broker or nominee has instructed Computershare prior to the Effective Date, or (ii) if no such instructions have been provided by the broker or nominee, delivered by KHD to Computershare for deposit into Computershare’s custodian account at VEM. In such event, such Non-Registered Holder will have to have their broker or nominee contact Computershare in the event that such Non-Registered Holder wishes to transfer their KID Shares. Non-Registered Holders who are U.S. persons and whose KID Shares are deposited into Computershare’s VEM account will be entitled to receive a statement of holding indicating their ownership of their respective KID Shares.
Distribution to Non-U.S. Registered Shareholders
KHD will provide access to a Clearstream eligible account to Registered Shareholders who are not U.S. persons and who do not have access to a Clearstream eligible account. If such Registered Shareholders do not provide instructions to Computershare as to the deposit of their KID Shares into a specific Clearstream eligible account prior to the Effective Date, KHD will retain such KID Shares in its own custodian’s Clearstream eligible account.
Distribution to Non-U.S. Non-Registered Holders
The KID Shares of Non-Registered Holders who are not U.S. persons and who own KHD Shares through a broker or other nominee, will either be (i) deposited into such Clearstream eligible account as their broker or nominee has instructed Computershare prior to the Effective Date, or (ii) if no such instructions have been provided by the broker or nominee, retained by KHD for deposit into its custodian Clearstream eligible account. In such event, such Non-Registered Holder will have to have their broker or nominee contact KHD in the event that such Non-Registered Holder wishes to transfer their KID Shares. Non-Registered Holders who are not U.S. persons and whose KID Shares are deposited into KHD’s custodian’s Clearstream eligible account will be entitled to receive a statement of holding indicating their ownership of their respective KID Shares.
Disclosure of Ownership of KID Shares Upon Distribution
THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN LEGAL ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.
Upon admission of the shares of KID to trading on the regulated market of the FSE, KID will become subject to shareholder disclosure obligations under the German Securities Trading Act.
Under the German Securities Trading Act, any Shareholder whose ownership of KID Shares reaches, exceeds or falls below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the total issued shares of KID through acquisition, disposal or by other means, including as a result of the distribution of the KID Shares to the Shareholders, must promptly notify KID and BaFin, in writing or by fax in German or English and no later than within four trading days, of the fact that any of the aforementioned thresholds have been reached, exceeded or are no longer met, and report the total voting interest now held. The notification must include the notifying Shareholder’s name, address and the date on which the relevant threshold was reached, exceeded or no longer met. The four day notification period will commence on the day following the receipt by a Shareholder of KID Shares in its securities account as a result of the distribution by KHD of the KID Shares.
In addition to the above notifications, Shareholders reaching or exceeding the 10% threshold have to inform KID, within 20 trading days, of their goals in connection with the acquisition of such 10% stake and the source (whether equity or debt) of their financing of the acquisition. With respect to such goals, Shareholder must disclose whether the acquisition was for strategic purposes or with a view to making trading profits; whether the Shareholder intends, within the next twelve months, to acquire further voting rights; whether the Shareholder intends to exert influence on KID’s corporate bodies; and whether the Shareholder intends to materially change KID’s capital structure or dividend policy.
Shareholder notifications to KID should be directed to the following address:
KHD Humboldt Wedag International (Deutschland) AG
Colonia-Allee 3
51067 Cologne Germany
Fax: +49 (0)221 6504 1109
The notifications to BaFin should be made to:
Bundesanstalt für Finanzdienstleistungsaufsicht
Referat WA 12
Lurgiallee 12
60439 Frankfurt am Main
Fax: +49 (0)228 4108 3119
BaFin provides a standard form for the notifications which can be found at the website below, however, use of this form is not mandatory.
http://www.bafin.de/cln_116/nn_724100/SharedDocs/Downloads/EN/Unternehmen/Boersennotier teUnternehmen/Standardform_21wphgenglisch.html
KID will, in turn, forward such Shareholder notifications (including extended notifications of material Shareholders) promptly, however not later than three trading days following receipt, to the media for publication throughout the entire European Union and the other Member States of the European Economic Area. It will also send the notification to BaFin and the German electronic companies register for purposes of storing in the necessary database.
Exemptions from the notification obligation exist for trading activities by EU/EEA registered investment services companies and purchases and sales in the context of market making, in both cases up to a voting interest of 5%, shares held on a short-term basis exclusively for purposes of billing and settlement or shares held by depositaries if the depositary exercises the voting rights only upon written or electronic instructions of the beneficial owner.
The German Securities Trading Act contains various provisions pursuant to which voting rights attached to shares held by third parties are attributed to the voting threshold of a notifying person. This is in particular the case for shares held (i) by a subsidiary (or subsidiary of a subsidiary and so on) of the notifying Shareholder, (ii) by a third party in its own name, but for the account of the notifying person, (iii) by a third party as security granted by the notifying Shareholder, unless the third party exercises the voting rights, (iv) if the notifying Shareholder has an usufruct, (v) if the notifying Shareholder has an option in rem to acquire the shares, i.e. the shares have already been transferred by the seller and the notifying Shareholder has only to accept transfer, and (vi) if shares are entrusted (e.g. management company of a fund) to the notifying Shareholder or if the notifying Shareholder acts as voting proxy without instructions by the beneficial owner. An attribution of voting rights held by another party also applies if two Shareholders act in concert. As a result, depending on the particular arrangement between them, both the legal owner (subject to the above mentioned exemptions) and the beneficial owner have to make a notification.
With the exception of the 3% threshold, a separate reporting obligation applies to those persons who directly or indirectly hold financial instruments, which grant them the unilateral right under a legally binding agreement to purchase already outstanding shares carrying voting rights of KID.
In addition, under the German Takeover Act, any party whose voting interest reaches or exceeds 30% of the voting shares of an issuer is obliged to publish this fact promptly and not later than within seven calendar days, including the percentage of voting rights held, in at least one national journal for stock market publications or on an electronic information system for financial information and thereafter, unless an exemption from this obligation was granted, to submit a mandatory public offer directed to all shareholders of the issuer.
The discussion above is only an excerpt of the disclosure of share ownership that is required under German law. Shareholders are urged to seek their own legal advice as holders of shares of KID. Shareholders who fail to comply strictly with the applicable provisions will be prohibited from exercising the rights associated with their KID Shares (including the voting rights and subscription rights) for the duration of their non-compliance and, under certain circumstances, for a further six months. In addition, failure to comply with the disclosure duty may result in the imposition of a fine.
Method of Distribution of New KHD Shares
Certain Shareholders own KHD Shares in book-entry form. These Shareholders will not have share certificates evidencing their ownership of such KHD Shares. Shareholders owning KHD Shares in book-entry form do not need to take any additional actions to exchange their KHD Shares for New KHD Shares in the event that the proposed Arrangement is approved. Upon the Effective Date, each then existing book-entry account will be adjusted to reflect the number of New KHD Shares to which the Shareholder is entitled on the basis of one New KHD Share for each KHD Share held.
If the proposed Arrangement is approved by Shareholders and implemented by the Board, Registered Shareholders holding their KHD Shares in certificated form will be required to exchange their share certificates representing KHD Shares for new share certificates representing New KHD Shares. Following the announcement by KHD of the approval of the Arrangement, Registered Shareholders will be sent a letter of transmittal by KHD’s transfer agent, Mellon, as soon as practicable after the Effective Date. The letter of transmittal will contain instructions on how to surrender certificate(s) representing such Registered Shareholder’s KHD Shares to Mellon. Mellon will forward to each Registered Shareholder who has sent Mellon the required documents, a new share certificate representing the number of New KHD Shares to which each Registered Shareholder is entitled. Until surrendered, each share certificate representing KHD Shares will be deemed for all purposes to represent the number of whole New KHD Shares to which the Registered Shareholder is entitled as a result of the Arrangement.
REGULATORY MATTERS
Distribution and Resale of KID Shares
THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN LEGAL ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.
Canada
The distribution and subsequent resale of the KID Shares in connection with the Arrangement will be exempt from the registration and prospectus requirements of the securities legislation of the provinces and territories of Canada. There will not be any secondary market for the shares of KID in Canada.
United States
The KID Shares to be distributed to the Shareholders are not required to be, and will not be, registered under the 1933 Act. Such securities will be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts from the general registration requirement under the 1933 Act securities that are issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of the issue and exchange have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed distribution of KID Shares in exchange for the reduction of capital in respect of the New KHD Shares. See “The Arrangement — Court Approval and Completion of the Arrangement”.
Upon completion of the Arrangement, the resulting distribution of KID Shares will not be registered under the 1933 Act or the securities laws of any state of the United States, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the 1933 Act and exemptions provided under applicable state securities laws. The KID Shares received by Shareholders in the Arrangement will generally be resaleable without any federal securities laws restriction except with respect to certain Shareholders.
With respect to KID Shares distributed to Shareholders upon the closing of the Arrangement, persons who are not affiliates of either KHD or KID prior to the Arrangement and who are not affiliates of KID after the Arrangement, may resell their KID Shares without restriction under the 1933 Act. Rule 144 under the 1933 Act defines an “affiliate” of an issuer as “a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer”. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its affiliates.
Persons who are affiliates of either KHD or KID prior to the Arrangement may not resell their KID Shares in the absence of registration under the 1933 Act, unless, as discussed below, an exemption from registration is available.
Persons who are affiliates of either KHD or KID prior to the Arrangement, and are affiliates of KID after the Arrangement, will be entitled to resell, during any three-month period, that number of KID Shares that does not exceed one percent of the then outstanding shares of KID, all subject to certain restrictions on the manner of sale, notice requirements, aggregation rules and the availability of public information about KID.
Persons who are affiliates of either KHD or KID prior to the Arrangement, but are not affiliates of KID after the Arrangement, may resell their KID Shares without regard to the volume and manner of sale limitations set out in the preceding paragraph, so long as they hold their KID Shares for a period of six months from the date of the Arrangement, subject to the availability of certain public information about KID.
Finally, persons who are affiliates of either KHD or KID prior to the Arrangement and are not, and have not been during the three-month period preceding the resale, an affiliate of KID after the Arrangement, may resell their KID Shares without regard to the restrictions set out in the preceding two paragraphs, so long as they hold their KID Shares for a period of one year from the date of the Arrangement.
The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the KID Shares received as a result of the Arrangement and does not constitute legal advice. Shareholders who receive KID Shares may be subject to additional restrictions including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable securities laws of all US states. Shareholders who may receive KID Shares are urged to consult with counsel to ensure that any resale of their KID Shares complies with applicable Canadian and US securities legislation.
The solicitation of proxies under the Arrangement is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to proxy statements under the 1934 Act. The financial statements included herein have been prepared in accordance with Canadian GAAP and may not be comparable in all respects to financial statements of United States companies.
The securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities regulatory authority of any state in the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

DISSENT RIGHTS
THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN LEGAL ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.
The following description of the Dissent Procedures as laid out in the Interim Order is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder in strict compliance with the Dissent Procedures and is qualified entirely by reference to the full text of the Interim Order and Article 5 of the Plan of Arrangement and the applicable provisions of the BCBCA which are reproduced, respectively, in Schedules M, C and O to this Information Circular. The Interim Order, which is attached as Schedule K to this Information Circular, expressly provides Registered Shareholders with the right to dissent on substantially the same terms and conditions as set out in Part 8, Division 2 of the BCBCA, the text of which is reproduced as Schedule O to this Information Circular, with modifications to the provisions of Part 8, Division 2 of the BCBCA as provided in the Plan of Arrangement and the Interim Order.
In general, any Registered Shareholder who exercises Dissent Rights in compliance with Part 8, Division 2 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by KHD the fair value of the Dissent Shares held by that Dissenting Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Shareholders.
A Dissenting Shareholder will, on the Effective Date, and notwithstanding any provision of Part 8, Division 2 of the BCBCA, be deemed to have transferred their Dissent Shares to KHD for cancellation and will cease to have any rights as a Shareholder except for the entitlement to be paid fair value for such Dissent Shares in accordance with the Dissent Procedures. In no event will KHD, KID or any other person be required to recognize a Dissenting Shareholder as a Shareholder after the deemed transfer of the Dissent Shares of that holder. In addition, in accordance with the restrictions set out in Part 8, Division 2 of the BCBCA, and the provisions of Article 5 of the Plan of Arrangement, a Shareholder who has voted in favour of the Arrangement Resolution will be deemed to have waived the right to dissent in respect of the Arrangement Resolution and will not be entitled to exercise their Dissent Right.
A Registered Shareholder wishing to exercise the Dissent Right who, for any reason, does not properly fulfil each of the Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s KHD Shares will be treated as if such Shareholder had participated in the Arrangement on the same basis as a non-dissenting Shareholder who had made the Deemed Election.
The filing of a Dissent Notice deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures. For greater certainty, a Registered Shareholder who wishes to exercise the Dissent Right may not vote in favour of the Arrangement.
A Registered Shareholder who wishes to exercise the Dissent Right must deliver a written Dissent Notice to KHD no later than 5:00 p.m. (Pacific time) on Friday, March 26, 2010 or on the day that is at least two (2) days prior to the date of any adjourned or postponed Meeting).
The written Dissent Notice must be received by KHD at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 or by facsimile transmission to (604) 683-3205 (Attention: President). A Dissenting Shareholder must dissent with respect to all KHD Shares in which the holder owns a beneficial interest. The written Dissent Notice must set out the number of KHD Shares in respect of which the Dissent Notice is being sent and:
(a)	if the KHD Shares constitute all of the KHD Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect;

(b)	if the KHD Shares constitute all of the KHD Shares of which the Dissenting Shareholder is the registered and beneficial owner but if the Dissenting Shareholder owns additional KHD Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of KHD Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such KHD Shares; or

(c)	if the Dissent Right is being exercised by a Registered Shareholder who is not the beneficial owner of the KHD Shares, a statement to that effect and the name of the beneficial owner and a statement that the Registered Shareholder is exercising the Dissent Right with respect to all of the KHD Shares of the beneficial owner registered in such Registered Shareholder’s name.
KHD is required promptly after the later of:
(a)	the date on which KHD forms the intention to proceed with the Arrangement; and

(b)	the date on which the written Dissent Notice was received,
to notify each Dissenting Shareholder of its intention to proceed with the Arrangement. KHD will be in a position to deliver such notification on or before the Effective Date. Upon receipt of the notification, each Dissenting Shareholder is then required, if the Dissenting Shareholder wishes to proceed with exercising the Dissent Right, within one (1) month after the date of the notification to send to KHD:
(a)	a written statement that the Dissenting Shareholder requires KHD to purchase all of its Dissent Shares;

(b)	the certificate(s) representing such Dissent Shares; and

(c)	if the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other Dissent Shares, and if so: (i) the names of the registered owners of those Dissent Shares; (ii) the number of those Dissent Shares; and (iii) that the Dissent Right is being exercised in respect of all of those Dissent Shares.
A Dissenting Shareholder who fails to send KHD, within the required time frame, the written statements described above and the certificate(s) representing the KHD Shares in respect of which the Dissenting Shareholder dissents, forfeits the Dissent Right.
KHD will send to each Dissenting Shareholder who has timely delivered the required documentation, a written offer to pay for the Dissent Shares (an “Offer to Pay”) in an amount considered by the Board to be fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay will be on the same terms. KHD is required to pay for the Dissent Shares of a Dissenting Shareholder within ten (10) calendar days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if KHD does not receive an acceptance thereof within thirty (30) calendar days after the Offer to Pay has been made.
If KHD fails to make an Offer to Pay for the Dissent Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, KHD may, within fifty (50) calendar days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Dissent Shares of Dissenting Shareholders. If KHD fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of twenty (20) calendar days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.
Upon an application to the Court, all Dissenting Shareholders whose Dissent Shares have not been purchased by KHD will be joined as parties and bound by the decision of the Court, and KHD will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Court, the

Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. The final order of the Court will be rendered against KHD in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder’s Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
Under the BCBCA, KHD will be lawfully unable to pay the Dissenting Shareholders the fair value of their Dissent Shares if KHD is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder.
In such event, Dissenting Shareholders will have thirty (30) calendar days to elect to either: (i) withdraw their dissent and receive the consideration applicable to Shareholders under the Arrangement; or (ii) retain their status as a claimant and be paid as soon as KHD is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the Shareholders.
If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Dissent Shares, and their Dissent Shares will not be deemed to be transferred to KHD.
The discussion above is only a summary of the Dissent Procedures which are technical procedures and complex. A Registered Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Non-Registered Holders of KHD Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to exercise the Dissent Right should be aware that only a Registered Shareholder is entitled to exercise the Dissent Right. It is suggested that any Shareholder wishing to avail himself or herself of the Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Plan of Arrangement and the Interim Order may prejudice the availability of the Dissent Right. Dissenting Shareholders should note that the exercise of the Dissent Right can be a complex, time consuming and expensive process.
INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.
In the opinion of Thorsteinssons LLP, Canadian tax counsel to KHD, the following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a beneficial owner of KHD Shares who, for the purposes of the ITA: (i) holds KHD Shares as capital property; (ii) deals at arm’s length with KHD; and (iii) is not “affiliated” with KHD for the purposes of the ITA (a “Holder”).
Generally, KHD Shares will be considered to be capital property to a Holder, unless the Holder holds the shares in the course of carrying on a business or acquired the shares in a transaction considered to be an adventure in the nature of trade. Certain Holders who are resident in Canada for the purposes of the ITA and whose KHD Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the ITA to have such shares, and every other “Canadian security” as defined in the ITA owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Any Holder contemplating making a subsection 39(4) election should consult their tax adviser for advice as to whether the election is available or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the ITA; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the ITA; (iii) who has acquired KHD Shares upon the exercise of an employee stock option; (iv) who holds options to acquire shares of KHD; (v) an interest in which is a “tax shelter investment” as defined under the ITA; or (vi) to whom the functional currency reporting rules contained in section 261 of the ITA apply. Such Holders should consult their own tax advisors.
This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the ITA and the Regulations (the “Proposed Amendments”) announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.
THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY SHAREHOLDER. SHAREHOLDERS SHOULD ALSO REVIEW THE RISK FACTORS OF THE ARRANGEMENT TO KHD AS SUCH CONSEQUENCES WILL INDIRECTLY AFFECT THEM AS SHAREHOLDERS OF KHD. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS FOR ADVICE AS TO THE DIRECT AND INDIRECT INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.
Holders Resident in Canada
The following portion of this summary applies to a Holder who, at all relevant times is or is deemed to be resident in Canada for purposes of the ITA (a “Resident Holder”).
Exchange of KHD Shares for New KHD Shares and KID Shares
As part of the Arrangement, Shareholders (other than KHD Subsidiaries) will exchange (the “Exchange”) each KHD Share for one New KHD Share and 0.143 KID Shares on the Effective Date.
Deemed Dividend
KHD has obtained and is relying on a valuation of the KID Shares that was prepared by a qualified independent valuator. Relying on such valuation, KHD has informed counsel that KHD has determined that the aggregate fair market value of the KID Shares to be distributed by KHD on the Exchange, determined immediately before the Exchange, is expected to be lower than the “paid-up capital”, as defined in the ITA, of all KHD Shares held immediately before the Exchange by Holders who do not dissent in respect of the Arrangement. Accordingly, KHD is not expected to be deemed to pay a dividend on the KHD Shares as a result of the Exchange. In the event that the fair market value of the KID Shares to be distributed by KHD on the Exchange, determined immediately before the Exchange, exceeds the paid-up capital of all KHD Shares held immediately before the Exchange by Holders who do not dissent in respect of the Arrangement (the “Excess”), KHD would be deemed to pay a dividend on the KHD Shares in an amount equal to the amount of the Excess, and each Holder of KHD Shares who does not dissent in respect of the Arrangement will be deemed to have received a pro-rata portion of the dividend, based on the proportion of KHD Shares held.
KHD HAS RECEIVED A VALUATION OF THE KID SHARES WHICH WILL BE USED FOR THE PURPOSE OF DETERMINING THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE. COUNSEL IS NOT QUALIFIED TO COMMENT ON THE ACCURACY OR REASONABLENESS OF THE VALUATION.

A Resident Holder who is an individual and who receives KID Shares on the Exchange as a dividend on a KHD Share held by it will be required to include the amount of the dividend in income in accordance with the gross-up and dividend tax credit provisions of the ITA, including the enhanced dividend tax credit, which normally apply to dividends received by individuals from taxable Canadian corporations. Where the Resident Holder is a corporation the amount of such dividend will generally be required to be included in the income of such holder but such amount will generally be deductible in computing the taxable income of such Holder. In certain circumstances, subsection 55(2) of the ITA will treat a taxable dividend received by a Canadian resident corporation as proceeds of disposition or a capital gain. Corporate Resident Holders that receive a dividend from KHD should consult their own tax advisors with respect to the potential application of subsection 55(2) of the ITA to such dividend.
Private corporations and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable for a refundable tax under Part IV of the ITA in an amount equal to 33 1/3% of all taxable dividends received by each such corporation to the extent that the amount of such dividends is deductible, by virtue of specific provisions of the ITA, in computing the taxable income of each such corporation for the year of the receipt of such taxable dividends.
Capital Gain
Generally, a Resident Holder whose KHD Shares are exchanged for New KHD Shares and KID Shares will be considered to have disposed of the KHD Shares for proceeds of disposition equal to the greater of the adjusted cost base to the Holder of the KHD Shares immediately before the Exchange and the fair market value of the KID Shares at the time of the Exchange. In the event that the fair market value of all KID Shares received by the Holder on the Exchange were to exceed the paid-up capital of all KHD Shares held by the Holder immediately before the Exchange, the proceeds of disposition of the Holder’s KHD Shares would be reduced by the amount of the dividend referred to in the previous paragraphs that the Holder is deemed to have received. The Holder will realize a capital gain to the extent that the adjusted proceeds of disposition of the Holder’s KHD Shares exceeds the adjusted cost base to the Holder of the KHD Shares. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.
The cost to a Resident Holder of New KHD Shares acquired on the Exchange will be equal to the amount, if any, by which the adjusted cost base to the Holder of the Holder’s KHD Shares immediately before the Exchange exceeds the fair market value of the KID Shares at the time of the Exchange. The cost to a Holder of KID Shares acquired on the Exchange will be equal to the fair market value of the KID Shares at the time of the Exchange.
Taxation of Capital Gains and Capital Losses
Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the ITA.
A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under circumstances specified by the ITA, be reduced by the amount of certain dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
Alternative Minimum Tax on Resident Holders who are Individuals
A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the ITA.

Additional Refundable Tax on Canadian-Controlled Private Corporations
A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be required to pay an additional 6⅔% refundable tax on certain investment income, including certain amounts in respect of net taxable capital gains, dividends or deemed dividends and interest.
Eligibility for Investment of New KHD Shares and KID Shares
The New KHD Shares and KID Shares will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts (“TFSA”), as defined in the ITA, at any particular time provided that, at that time, the New KHD Shares or the KID Shares, as the case may be, are listed on a “designated stock exchange” within the meaning of the ITA (which currently includes the NYSE, FSE and VSE) or, in the case of the KHD Shares, KHD is a “public corporation” as defined in the ITA at the relevant time.
Notwithstanding that New KHD Shares or the KID Shares, as the case may be, may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax with respect to shares held in a TFSA if such shares are a “prohibited investment” for the TFSA within the meaning of the ITA. Provided that the holder of a TFSA does not hold a “significant interest” (as defined in the ITA) in KHD (or KID, as the case may be) or any corporation, partnership or trust that does not deal at arm’s length, for the purposes of the ITA, with KHD (or KID, as the case may be), the New KHD Shares (and the KID Shares, as the case may be) will not be a “prohibited investment” for a trust governed by the TFSA. Prospective holders that intend to hold New KHD Shares or KID Shares in a TFSA are urged to consult their own tax advisor.
Dissenting Resident Holders
A Resident Holder who dissents in respect of the Arrangement (a “Resident Dissenter’’) and who is entitled to receive payment from KHD equal to the fair value of the Resident Dissenter’s KHD Shares will be considered to have disposed of the KHD Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any interest awarded by a court, as the case may be. A Resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such KHD Shares. The tax treatment accorded to any deemed dividend is discussed above under the heading, “Exchange of KHD Shares for New KHD Shares and KID Shares—Deemed Dividend”.
A Resident Dissenter will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such KHD Shares for purposes of the ITA, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. The tax treatment of capital gains and capital losses (including the potential reduction of a capital loss due to the receipt of a deemed dividend) is discussed above under the heading, “Taxation of Capital Gains and Capital Losses’’.
Interest awarded by a court to a Resident Dissenter will be included in the Resident Dissenter’s income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the Resident Dissenter in computing income. Where the Resident Dissenter is a corporation, partnership or, subject to certain exceptions, a trust, the Resident Dissenter must include in income for a taxation year the amount of interest that accrues to it before the end of the taxation year, or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year). Resident Dissenters who are contemplating exercising their dissent rights should consult their own tax advisors.
Holders Not Resident in Canada
The following portion of the summary applies to a Holder who, for the purposes of the ITA, (i) has not been, is not, and will not be or be deemed to be, resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, KHD Shares in connection with carrying on a business in Canada, (in this portion of this summary, a “Non-resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-resident Holder that is an insurer carrying on business in Canada and elsewhere.
Exchange of KHD Shares for New KHD Shares and KID Shares
A Non-resident Holder who exchanges KHD Shares in consideration for New KHD Shares and KID Shares will receive a deemed dividend and realize a capital gain or capital loss in the same manner as discussed above under “Holders Resident in Canada — Exchange of KHD Shares for New KHD Shares and KID Shares”.
Deemed Dividend
Dividends paid, deemed to be paid, or credited to a Non-resident Holder will be subject to non-resident withholding tax under the ITA at a rate of 25% of the gross amount of the dividend unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-United States Income Tax Convention and who is entitled to the benefits of that treaty, the rate of withholding tax on dividends will generally be reduced to 15%.
Capital Gain
A Non-resident Holder will not be subject to tax under the ITA on any capital gain realized on a disposition of KHD Shares on the Exchange unless the KHD Shares constitute “taxable Canadian property’’ to the Non-resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.
Similarly, any capital gain realized by a Non-resident Holder on a subsequent disposition or deemed disposition of New KHD Shares acquired on the Exchange will not be subject to tax under the ITA unless the New KHD Shares are taxable Canadian property to the Non-resident Holder at the time of the disposition and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.
Generally, KHD Shares and New KHD Shares, as the case may be, will not constitute “taxable Canadian property’’ to a Non-resident Holder at a particular time provided that (i) such KHD Shares or New KHD Shares, as the case may be, are listed on a designated stock exchange (which currently includes the NYSE) at that time, and (ii) the Non-resident Holder, persons with whom the Non-resident Holder does not deal at arm’s length, or the Non-resident Holder together with persons with whom the Non-resident Holder does not deal at arm’s length, have not owned 25% or more of the issued shares of any class of KHD at any time during the 60-month period that ends at that time. KHD Shares and New KHD Shares may also be taxable Canadian property in certain other circumstances specified in the ITA.
Even if a KHD Share or a New KHD Share is taxable Canadian property to a Non-resident Holder, any gain realized on a disposition of such share may be exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-resident Holder is resident. Non-resident Holders should consult their own tax advisors in this regard. In the event a KHD Share or a New KHD Share is taxable Canadian property to a Non-resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention then the tax consequences described above under “Residents of Canada — Exchange of KHD Shares for New KHD Shares and KID Shares’’ and “Resident of Canada — Taxation of Capital Gains and Capital Losses’’ will generally apply.
Dissenting Non-Resident Holders
A Non-resident Holder who dissents in respect of the Arrangement (a “Non-resident Dissenter”) will be entitled to receive a payment from KHD equal the fair value of such Non-resident Dissenter’s KHD Shares and will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Non-resident Dissenter, less the amount of any interest awarded by a court (if applicable). A Non-resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-

up capital of such shares and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such KHD Shares. The deemed dividend will be subject to Canadian withholding tax as described under the subheading “Non-Residents of Canada — Exchange of KHD Shares for New KHD Shares and KID Shares—Deemed Dividend’’.
A Non-resident Dissenter will also realize a capital gain to the extent that the proceeds of disposition for such shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed the adjusted cost base of such KHD Shares immediately before the disposition. A Non-resident Dissenter generally will not be subject to income tax under the ITA in respect of any such capital gain provided such shares do not constitute “taxable Canadian property’’ of the Non-resident Dissenter (see the discussion above under the heading “Non-Residents of Canada — Exchange of KHD Shares for New KHD Shares and KID Shares’’).
Any interest paid to a Non-resident Dissenter upon the exercise of dissent rights will not be subject to Canadian withholding tax.
Certain United States Federal Income Tax Consequences
THE SUMMARY SET OUT IN THIS SECTION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. THIS SUMMARY WAS WRITTEN TO SUPPORT THE MARKETING OF THE ARRANGEMENT. EACH SHAREHOLDER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION PURSUANT TO THE ARRANGEMENT, OWNERSHIP AND DISPOSITION OF KHD SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.
The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Arrangement.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Arrangement to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any Shareholder. Each US Holder should consult its own tax advisor regarding the US federal income, US state and local, and foreign tax consequences of the Arrangement.
No legal opinion from US legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the US federal income tax consequences of the Arrangement to US Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.
Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding US federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this Information Circular (including the Arrangement).
Each US Holder should seek US federal tax advice, based on such US Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure
     Authorities
This summary is based on the Code, treasury regulations, published rulings of the IRS, published administrative positions of the IRS, and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
     US Holders
For purposes of this summary, a “US Holder” is a beneficial owner of KHD Shares that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the US, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US, any state in the US, or the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.
     Non-US Holders
A “non-US Holder” is a beneficial owner of KHD Shares other than a US Holder. This summary does not address the US federal income tax consequences of the Arrangement to non-US Holders. Accordingly, non-US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.
     US Holders Subject to Special US Federal Income Tax Rules Not Addressed
This summary does not address the US federal income tax consequences of the Arrangement to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that are liable for the alternative minimum tax under the Code; (f) US Holders that own KHD Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) US Holders that acquired KHD Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) US Holders that hold KHD Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) US Holders that own (directly, indirectly, or constructively) 10 per cent or more of the total combined voting power of all classes of shares of KHD entitled to vote. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement.
If an entity that is classified as a partnership for US federal income tax purposes holds KHD Shares, the US federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement.

     Tax Consequences in Other Jurisdictions Not Addressed
This summary does not address the US state or local tax consequences, or the tax consequences in jurisdictions other than the US, of the Arrangement to US Holders. Each US Holder should consult its own tax advisor regarding the US state and local and foreign tax consequences of the Arrangement.
     Transactions Not Addressed
This summary does not address the US federal income tax consequences to US Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any warrant, or other right to acquire KHD Shares; (b) any conversion of any note, debenture, or other debt instrument of KHD; and (c) any conversion of any warrant, or other right to acquire KHD Shares into a warrant, or other right to acquire shares of KID.
US Federal Income Tax Consequences of the Arrangement
The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of US corporate law. Therefore, the US federal income tax consequences of certain aspects of the Arrangement are not certain.
In the event that the Arrangement qualifies as a tax-free transaction under the Internal Revenue Code:
1.	No income gain or loss will be recognized by a US Holder as a result of the Arrangement.

2.	The aggregate basis of a US Holder’s New KHD Shares and KID Shares immediately after the Arrangement will be the same as the basis of the US Holder’s KHD Shares immediately before the Arrangement, allocated between the New KHD Shares and KID Shares in proportion to their relative fair market values.

3.	The holding period of New KHD Shares and KID Shares received by a US Holder, will include the holding period of the US Holder’s KHD Shares held before the Arrangement.
United States Treasury regulations would require each US Holder that receives KID Shares in the Arrangement to attach to the Shareholder’s United States federal income tax return for the year in which the Arrangement occurs, a detailed statement setting forth information as may be appropriate to show the applicability of tax-free provisions of the Internal Revenue Code.
There can be no assurance that the IRS will not challenge the US federal income tax treatment of the Arrangement or that, if challenged, a US court would not agree with the IRS. Each US Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for US federal income tax purposes.
If the Arrangement were not to qualify as a tax-free transaction under the Internal Revenue Code, subject to the discussion under “Passive Foreign Investment Company Rules” below, each US Holder who receives KID shares in the Arrangement would be treated as if such US Holder received a distribution equal to the value of the KID shares received in the Arrangement. The distribution then would be taxed to each US Holder as follows: first, as a taxable dividend to the extent of the US Holder’s pro rata share of KHD’s current or accumulated earnings and profits; second, to the extent the distribution exceeds the US Holder’s pro rata share of current or accumulated earnings and profits, as a return of capital and reduction of the US Holder’s basis in the KHD Shares; and third, as capital gain to the extent the distribution exceeds both the US Holder’s pro rata share of current or accumulated earnings and profits and such US Holder’s cost basis in KHD Shares.
KHD will not calculate its earnings and profits under US federal income tax rules. Therefore, KHD will not provide US Holders with such information. US Holders should consult their own tax advisors regarding the amount of the distribution that will be treated as a dividend for US federal income tax purposes.

The amount of the dividend would be treated as foreign source dividend income to US Holders and would not be eligible for the dividends received deduction generally allowed to US corporations under the Code. Generally, such dividends would constitute passive income for foreign tax credit purposes.
Dividends received by non corporate US Holders may be subject to US federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include KHD not being classified as a PFIC, being eligible for benefits under the Treaty, the US Holder’s satisfaction of a holding period requirement and the US Holder not treating the dividend as “investment income” for purposes of the investment interest deduction rules. Furthermore, if the dividend is an “extraordinary dividend”, certain losses that would otherwise be characterized as short term capital loss will be treated as long term capital loss. A US Holder should consult its own tax advisor regarding the application of these rules.
Dividends paid in Canadian dollars would be included in a US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend.
If the dividend is converted into US dollars on the date of receipt, US Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a conversion into US dollars at a later date may have US federal income tax consequences.
Any Canadian taxes withheld from dividends on New KHD Shares generally would be creditable against a US Holder’s US federal income tax liability, subject to applicable limitations that vary depending upon the US Holder’s particular circumstances. Instead of claiming a credit, a US Holder may, at its election, deduct such otherwise creditable Canadian taxes in computing its taxable income, subject to generally applicable limitations under US law. The rules governing the foreign tax credit are complex and US Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
KHD does not believe that it is currently, or is likely to become, a PFIC for US federal income tax purposes. A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”; or (b) on average at least 50% of the gross value of its assets is attributable to assets (such as cash) that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.
Since KHD’s PFIC status during a taxable year that includes a US Holder’s holding period depends upon the composition of its income and assets and the market value of its assets from time to time (including the remainder of the taxable year after the distribution of the KID Shares), there can be no assurance that KHD will not be considered a PFIC for any taxable year.
If KHD is treated as a PFIC for any taxable year during which a US Holder holds KHD Shares, certain adverse consequences, including not being eligible for the reduced rate of tax on certain dividends described above, could apply to the US Holder.
Shareholders are urged to consult their tax advisors concerning KHD’s status as a PFIC and the tax considerations relevant to the proposed distribution of the KID Shares.
Information Reporting and Backup Withholding
Payment of dividends that are made within the United States or through certain US related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and to backup withholding unless the

US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.
     US Holders Exercising the Dissent Right
A US Holder that exercises the Dissent Right in connection with the Arrangement and is paid cash for all of such US Holder’s KHD Shares generally will recognize a gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such US Holder in exchange for the KHD Shares (other than amounts, if any, that are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such US Holder in the KHD Shares surrendered.
Subject to the “passive foreign investment company” rules discussed above, such gain or loss generally will be a capital gain or loss, which will be a long-term capital gain or loss if the KHD Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
Withholding
KHD, KID and their respective agents shall be entitled to withhold such number of KID Shares from the KID Shares distributed to any holder of KHD Shares as part of the Arrangement, as KHD, KID or their respective agents are required or permitted to deduct and withhold with respect to any withholding payments that are required under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. Subject to receipt of the approval of the CRA, KHD intends to deliver such withheld KID Shares to the CRA in satisfaction of the payment of any withholding tax that is payable. To the extent that this is acceptable to the CRA, Shareholders not resident in countries with which Canada has a treaty will suffer a dilution of their ownership in KID as compared to Shareholders resident in countries with which Canada has a treaty.
Each of the holders of KHD Shares who receive KID Shares as part of the Arrangement authorize KHD, KID and their respective agents, pursuant to the Arrangement Agreement, to deliver to the CRA or to sell such number of KID Shares as is required in order to satisfy any such withholding payments. Neither KHD, KID nor any of their respective agents will be under any duty to ensure the best price for the KID Shares is obtained in connection with such sale.
Tax Consequences to KHD and KID
In the event that the Arrangement qualifies as tax-free under the Internal Revenue Code, no material amount of gain or loss will be recognized by either KHD or KID as a result of the Arrangement.
RISK FACTORS
In addition to the risk factors set forth below, additional risk factors relating to KHD’s business are discussed in its annual report on Form 20-F for the year ended December 31, 2008 and in its interim report for the three and nine months ended September 30, 2009, which risk factors are incorporated herein by reference. Additional risk factors relating to the post-Arrangement business of KHD and KID are discussed in Schedules D and F, respectively, attached to this Information Circular. Shareholders should carefully consider the risk factors set forth below as well as the other information contained in and incorporated by reference into this Information Circular in evaluating whether to approve the Arrangement Resolution.

Risk Factors Relating to the Shareholders Agreement and the Deconsolidation
As part of KHD’s stated goal of enhancing long-term value for Shareholders by taking steps to create two independent, publicly traded companies and allowing KHD to focus on the mineral royalty business, KHD intends to enter into the Shareholders Agreement whereby it appoints the Custodian to direct the voting of the KID Shares that will be held by KHD after completion of the distribution of the KID Shares. It is anticipated that, subject to satisfying all of the necessary requirements and taking all other necessary steps to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD in achieving its goal of transferring control of KID and deconsolidating the assets and liabilities of KID from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. A number of factors could, however, impair KHD’s ability to effectively no longer control KID from an accounting perspective and deconsolidate its assets and liabilities, including the following:
•	the existence of any common directors or officers among KHD and KID;

•	the existence of any cross-guarantees between KHD and KID;

•	if the Custodian is an affiliate or related party of KID and/or KHD;

•	if the Custodian, through the direction of the voting of the KID Shares, fails to act in accordance with the terms of the Shareholders Agreement; and

•	if KHD is required to continue to guarantee the obligations of KIA and KID under the Facility subsequent to the completion of the Arrangement.
If KHD deconsolidates KID’s financial position and then is required to re-consolidate KID’s financial results, this could result in inconsistency in the reporting of financial results for KHD, or the lack of comparability over several financial periods, any of which could have material adverse consequences on the market price of the shares of KHD.
Risk Factors Relating to the Arrangement
The Arrangement is complicated and involves a substantial number of steps and transactions, including obtaining various court, regulatory and stock exchange approvals and the approval of Shareholders for the Amendment Resolution. In addition, future financial conditions, superior alternatives or other factors may arise that make it inadvisable to proceed with part or all of the Arrangement. Any or all of the elements of the Arrangement may not occur as currently expected or within the time frames that are currently contemplated, or at all.
KHD continues to seek and obtain certain necessary consents and approvals in order to implement the Arrangement and related transactions as currently structured. KHD believes that it will obtain such consents and approvals prior to the Effective Date. However, if certain approvals and consents are not received prior to the Effective Date, or if such approvals and consents are on terms other than expected by KHD, KHD may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to complete such matters. Alternatively, KHD may decide to abandon the Arrangement.
If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the KHD Shares may be materially adversely affected. KHD’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that KHD would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses. See “The Arrangement — Reasons for the Arrangement”.
The trading price of New KHD Shares may be lower following the Arrangement than the trading price of KHD Shares prior thereto, reflecting the distribution of the KID Shares, and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of New KHD Shares and KID Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of KHD Shares prior to the Arrangement.

KHD and KID may not realize the benefits that KHD anticipates from the Arrangement for a number of reasons, including, but not limited to, if any of the matters identified as risks in this Risk Factors section and elsewhere in this Information Circular were to occur. If KHD and KID do not realize the anticipated benefits from the Arrangement for any reason, their respective businesses may be materially adversely affected.
In evaluating whether to vote in favour of the Arrangement, Shareholders should carefully consider the following risks and uncertainties in addition to other information in this Information Circular which apply to KHD and will apply to KHD and KID, as appropriate, after the completion of the Arrangement. KHD’s or KID business, operating and financial condition could be harmed due to any of the following risks. Additional risks not presently known to KHD or KID may also impair business operations.
KHD has not applied for, nor obtained, an advance income tax ruling from the Canada Revenue Agency in relation to the Arrangement. The Arrangement has been structured in a manner which is designed to minimize the tax consequences to both KHD and the Shareholders. These consequences depend in large part on the value of the KID Shares that are to be distributed by KHD pursuant to the Arrangement. KHD has obtained and is relying on a valuation of the KID Shares that was prepared by a qualified independent valuator. Relying on such valuation, KHD has determined that the fair market value of the KID Shares to be distributed under the Arrangement is approximately CDN$44.01 million. No assurance can be given that the Canada Revenue Agency will accept the value ascribed by KHD to the KID Shares that are distributed. If it is subsequently determined that the fair market value of the KID Shares distributed by KHD exceeds the value ascribed to them by KHD, adverse tax consequences could arise for KHD and its Shareholders.
Risk Factors Relating to KHD and KID Post-Arrangement
Whether or not the Arrangement is completed, KHD and KID will continue to face many of the risks that they currently face with respect to their business and affairs. Certain of these risk factors have been disclosed in KHD’s annual report on Form 20-F and MD&A for the year ended December 31, 2008 under the heading “Risk Factors”, as updated in KHD’s interim MD&A for the nine-month period ended September 30, 2009 under the heading “Risk Factors”. The above referenced documents have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and, upon request to KHD’s Secretary, a Shareholder will be provided with a copy of these documents free of charge.
In addition, as discussed above, on November 30, 2006, as amended June 10, 2008, October 27, 2008 and November 16, 2009, KIA, as the borrower, KHD, as the guarantor, and RZB entered into the Facility. The Facility is critical to KHD’s industrial plant technology, equipment and service business and, upon completion of the Arrangement, will be critical to KID’s ongoing business. In order to be able to pursue its industrial plant technology, equipment and service business, KID will depend on the availability of adequate means of bonding (i.e. providing advance payment, performance or warranty bonds to customers). KID will require access to the Facility to provide advance and performance or warranty bonds in relation to any equipment to be supplied by KID to its customers under irrevocable letters of credit provided by customers as payment security for the project. As a result, given that upon completion of the Arrangement both KIA and KHD will cease to be part of the same group with KHD as the parent company, KIA, KHD and KID are in the process of negotiating the transfer to KID of the Facility prior to the expiration of its current term. RZB has advised that KHD and KID are required to obtain the consent of RZB to the distribution of the KID Shares prior to such distribution and prior to the transfer of the bonding line to KID. Assuming that the consent of RZB to the distribution of the KID Shares is obtained, upon completion of the Arrangement KHD will continue to guarantee the obligations of KIA and, following the proposed transfer, KID, under the Facility until November 2010 and potentially beyond. As of the date of this Information Circular, the consent of RZB has not been obtained, however RZB has advised that it will notify KHD and KID as to whether it approves of the distribution of the KID Shares by March 20, 2010. If KHD and KID fail to secure RZB’s agreement to continue making the bonding facility available to KIA and, following the proposed transfer, KID, subsequent to completion of the Arrangement, or unless an alternative agreement is able to be entered into with another lender, the operations of KID and its subsidiaries, and KID’s ability to carry out same, will be materially adversely affected. In addition, should KHD be required to continue to guarantee the obligations of KIA and KID under the Facility subsequent to the completion of the Arrangement then KHD’s interest in KID may be deemed under the applicable accounting standards as a controlling interest in a variable interest entity requiring KHD to consolidate its interest in KID, see “Risk Factors Relating to the Deconsolidation”, below.

Shareholders should understand that if the Arrangement Resolution is approved at the Meeting, Non-Subsidiary Shareholders will receive New KHD Shares and KID Shares. Accordingly, a Non-Subsidiary Shareholder will become a shareholder of KID and will remain a Shareholder of KHD and will be subject to all of the risks associated with the operations of KHD and KID and the industries in which such corporations operate. Those risks include the factors affecting forward-looking statements described in this Information Circular. For a full description of the risk factors relating to the business of KHD and KID following completion of the Arrangement, see Schedule D — “Information Concerning KHD Pre- and Post-Arrangement” and Schedule F — “Information Concerning KID Post-Arrangement”.
FINANCIAL STATEMENTS
The following financial statements are incorporated by reference into this Information Circular:
•	KHD audited consolidated annual financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, as filed on SEDAR at www.sedar.com on March 27, 2009; and

•	KHD unaudited consolidated interim financial statements for the nine months ended September 30, 2009 and 2008, as filed on SEDAR at www.sedar.com on November 16, 2009.
The following financial statements are included in this Information Circular:
•	KHD unaudited pro forma financial statements reflecting the disposition of the industrial plant technology, equipment and service business comprising a balance sheet as at September 30, 2009 and a statement of income for the nine months ended September 30, 2009 and year ended December 31, 2008, located at Schedule E to this Information Circular;

•	audited combined annual financial statements of the KHD Industrial Plant Technology, Equipment and Service Business as at December 31, 2008 and 2007 and for the three years ended December 31, 2008, located at Schedule G to this Information Circular; and

•	unaudited combined interim financial statements of the KHD Industrial Plant Technology, Equipment and Service Business as at and for the nine months ended September 30, 2009 and 2008, located at Schedule H to this Information Circular.
INFORMATION CONCERNING KHD PRE- AND POST-ARRANGEMENT
For information concerning KHD prior to and following the completion of the Arrangement, see Schedule D — “Information Concerning KHD Pre- and Post-Arrangement”.
INFORMATION CONCERNING KID POST-ARRANGEMENT
For information concerning KID following completion of the Arrangement, see Schedule F — “Information Concerning KID Post-Arrangement”.
INTERESTS OF EXPERTS
Except as otherwise disclosed herein, none of the experts hired by KHD have any material interest, direct or indirect, by way of beneficial ownership in KHD.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for KHD is Mellon Investor Services LLC at 480 Washington Boulevard, Jersey City, New Jersey 07310, USA, telephone 201-680-6578, toll-free 800-851-9677 and website address www.melloninvestor.com/isd.

Computershare will serve as KHD’s agent for the distribution of the KID Shares upon the effectiveness of the Arrangement. Computershare’s office is located at 199 Water Street, New York, New York USA 10038.
PARTICULARS OF MATTERS TO BE ACTED UPON
At the Meeting, Shareholders are being asked to approve the Arrangement which is described in more detail under the Sections titled “Special Business of the Meeting” and “The Arrangement”.
OTHER BUSINESS
Management of KHD knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting and this Information Circular. However, if any other matters which are not known to the management of KHD, shall properly come before the Meeting, the Form of Proxy given pursuant to the solicitation by management of KHD will be voted on such matters in accordance with the best judgment of the persons voting the Form of Proxy.
ADDITIONAL INFORMATION
KHD files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of KHD may contact KHD by writing to KHD’s Secretary to request copies of KHD’s financial statements and MD&A free of charge. Financial Information is provided in KHD’s comparative financial statements and MD&A for the financial year ended December 31, 2008 and the three and nine month period ended September 30, 2009.
APPROVAL BY THE BOARD
The contents and mailing to Shareholders of this Information Circular have been approved by the Board.
No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Information Circular and, if given or made, such information must not be relied upon as having been authorized.
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
DATED at Vancouver, British Columbia, Canada, effective the 1st day of March, 2010.

BY ORDER OF THE BOARD
“Michael J. Smith”
Michael J. Smith
Chairman of the Board

“Jouni Salo”
Jouni Salo
President and Chief Executive Officer

SCHEDULE A
AMENDMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	The articles (the “Articles”) of KHD Humboldt Wedag International Ltd. (“KHD”) be hereby altered by inserting the following text into Part 24 of the Articles:
“ARTICLE 24 SECTION 137 OF BUSINESS CORPORATIONS ACT
24.1	Definitions
For the purposes of this Article 24, the following words shall have the following meanings:

“KID” means KHD Humboldt Wedag International (Deutschland) AG;

“KID Shares” means that number of no par value bearer shares of KID held by the Company from time to time; and

“Shareholders Agreement” means the shareholders agreement to be entered into by the Company in connection with the ownership of the KID Shares.
24.2	Voting Rights of the KID Shares
In accordance with section 137(1.1) of the Business Corporations Act and subject to the terms and conditions of the Shareholders Agreement, the directors by this Article 24.2 are granted the power to transfer the power to direct the voting of the KID Shares at any meeting of the shareholders of KID in which the Company is entitled to vote, or written consent in lieu of such meeting, to that party named in the Shareholders Agreement, or such other party as may be determined by the board from time to time and named in the Shareholders Agreement.”; and
2.	Any one officer or director of KHD is hereby authorized and directed for and on behalf of KHD, under its corporate seal, if required, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as he or she may determine to be necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions contemplated or required by the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE B
ARRANGEMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	Subject to the approval of an amendment to the articles (the “Articles”) of KHD Humboldt Wedag International Ltd. (“KHD”), which adds Part 24 to such Articles, the arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”), pursuant to an arrangement agreement (the “Arrangement Agreement”) between KHD and KHD Humboldt Wedag International (Deutschland) AG (“KID”), involving, among others, KHD, KID and the holders of common shares of KHD (the “Shareholders”), pursuant to which:
(a)	KHD will alter its authorized capital by amending its notice of articles (the “Notice of Articles”) and the Articles to create Class A common shares (the “Class A Shares”) and Class B common shares (the “New KHD Shares”) and an unlimited number of Class A, Series 2 preferred shares, each having special rights and restrictions (the “Preferred Shares”), the full text of each of which are reproduced as Schedules J, K and L, respectively, to the management information circular (the “Information Circular”) of KHD dated March 1, 2010;

(b)	New Image Investment Company Limited (“New Image”) and Inverness Enterprises Ltd. (“Inverness”) will exchange their respective common shares in the capital of KHD (each, a “KHD Share”) for the Preferred Shares;

(c)	KHD will add to the stated capital of the KHD Shares outstanding after the exchange by New Image and Inverness an amount equal to the aggregate stated capital of the KHD Shares exchanged by New Image and Inverness and no amount will be added to the stated capital of the Preferred Shares;

(d)	0873013 B.C. Ltd. (“Newco”) and KHD Holding AG (“KHD AG” and collectively with New Image, Inverness and Newco, the “KHD Subsidiaries”) will exchange their respective KHD Shares for Class A Shares on a one for one basis;

(e)	KHD will add to the stated capital of the KHD Shares outstanding after the exchange by Newco and KHD AG an amount equal to the aggregate stated capital of the KHD Shares exchanged by Newco and KHD AG and no amount will be added to the stated capital of the Class A Shares;

(f)	Shareholders who do not exercise their rights of dissent in connection with the Arrangement, other than the KHD Subsidiaries, will exchange each KHD Share for: (a) one (1) New KHD Share; and (b) 0.143 shares of KID (each, a “KID Share”) (or one (1) KID Share for every seven (7) KHD Shares (calculated prior to a proposed 2-for-1 forward split of the KID Shares being effected)), provided that no fractional KID Shares will be distributed to such Shareholders and the number of KID Shares to which each such Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional KID Share;

(g)	KHD will add to the stated capital of the New KHD Shares an amount equal to the stated capital of the KHD Shares held by the Shareholders described in (f), less the fair market value of the KID Shares distributed to such Shareholders;

(h)	each issued and outstanding KHD Share held by Shareholders who validly dissent in strict compliance with the procedures set forth in Section 238 of the BCBCA (the “Dissent Procedures”) will be acquired by KHD for an amount to be determined in accordance with the Dissent Procedures;

(i)	the KHD Shares will be eliminated from the authorized capital of KHD and the New KHD Shares will be altered by changing their identifying name to “Common Shares”; and

(j)	the New KHD Shares will be listed for trading on the NYSE,
all as more particularly described and set out in the Information Circular, as the same may be, or may have been, amended, modified or supplemented in accordance with the terms of the Arrangement Agreement, is hereby authorized, approved and adopted;
2.	The plan of arrangement (the “Plan of Arrangement”), involving, among others, KHD, KID and the Shareholders, the full text of which is set out as Appendix I to the Arrangement Agreement, as the same may be, or may have been, amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement, is hereby authorized, approved and adopted;

3.	The (i) Arrangement Agreement (the full text of which is included as Schedule C to the Information Circular) and related transactions, (ii) actions of the board directors of KHD (the “Board”) in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of KHD in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by KHD of its obligations thereunder, are hereby confirmed, ratified, authorized and approved;

4.	KHD be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement, as they may be amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement;

5.	Notwithstanding the approval of this special resolution by the Shareholders or that the Arrangement has been approved by the Court, the Board is hereby authorized and empowered without further notice to, or approval of, the Shareholders (but subject to the terms of the Arrangement Agreement and any order of the Court) to (i) amend, modify or supplement the Arrangement Agreement and the Plan of Arrangement in accordance with their terms and (ii) not proceed with the Arrangement and related transactions at any time prior to filing articles of arrangement and any other documents necessary to effect the Arrangement with the Registrar under the BCBCA;

6.	Any one officer or director of KHD is hereby authorized and directed for and on behalf of KHD, and under its corporate seal if required, to execute and to deliver for filing with the Registrar under the BCBCA in accordance with the Arrangement Agreement, articles of arrangement and such other documents as are necessary to give effect to the Arrangement, such determination to be conclusively evidenced by his or her execution and delivery of such articles of arrangement and any such other documents; and

7.	Any one officer or director of KHD is hereby authorized and directed for and on behalf of KHD, under its corporate seal, if required, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as he or she may determine to be necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions contemplated or required by the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
ARRANGEMENT AGREEMENT
BETWEEN
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
AND
KHD HUMBOLDT WEDAG INTERNATIONAL (DEUTSCHLAND) AG

ARRANGEMENT AGREEMENT
THIS AGREEMENT made as of the 26 day of February, 2010.
BETWEEN:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a corporation existing under the British Columbia Business Corporations Act

(“KHD”)
AND:
KHD HUMBOLDT WEDAG INTERNATIONAL (DEUTSCHLAND) AG, a corporation organized and registered under the rules and regulations of Germany

(“KID”)
WHEREAS:
A. KHD and KID have agreed to proceed with a proposed transaction by way of Plan of Arrangement (as hereinafter defined) whereby, among other things, KHD will reorganize its share capital and distribute a certain number of KID Shares (as hereinafter defined) held by KHD to KHD’s shareholders; and
B. KHD proposes to have the shareholders of KHD consider the Arrangement on the terms set forth in the Plan of Arrangement;
NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 DEFINITIONS
In this Agreement, including the recitals and the schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
(a)	“Agreement” means this arrangement agreement, including the appendices attached hereto, as supplemented or amended from time to time;

(b)	“Arrangement” means the arrangement pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Agreement, the Plan of Arrangement or at the direction of the Court;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement and the transactions contemplated thereunder, to be approved at the Meeting by the Shareholders;

(d)	“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended;

(e)	“Business Day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day on which banks are not open for business in Vancouver, British Columbia;

(f)	“Charter Documents” means the notice of articles, the articles, the by-laws or other constating documents of a corporation;

(g)	“Circular” means the management information circular of KHD to be prepared and sent to the Shareholders in connection with the Meeting;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval system, established by the U.S. Securities and Exchange Commission;

(j)	“Effective Date” means the date on which the Final Order together with this Plan of Arrangement, and such other documents as are required to be filed under the BCBCA to give effect to the Arrangement, have been accepted for filing by the Registrar under the BCBCA giving effect to the Arrangement or such later date as determined by the board of directors of KHD or as specified by the Court;

(k)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(l)	“GAAP” means generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

(m)	“Interim Order” means the interim order of the Court made pursuant to the application therefor contemplated by Sections 2.1(a) and 4.3 hereof, as amended;

(n)	“KHD” means KHD Humboldt Wedag International Ltd., a corporation existing under the BCBCA;

(o)	“KHD Common Shares” means all of the common shares of KHD;

(p)	“KHD Disclosure Documents” means all documents filed by KHD on SEDAR and EDGAR from January 1, 2009 up to the date of this Agreement;

(q)	“KID” means KHD Humboldt Wedag International (Deutschland) AG, a corporation organized and registered under the rules and regulations of Germany;

(r)	“KID Shares” means those shares of KID held directly or indirectly by KHD;

(s)	“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with KID or KHD, any change (including a decision to implement a change made by the directors or senior management of KID or KHD or any of KHD’s subsidiaries), effect, event, occurrence or change in state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, financial condition or results, assets, rights, liabilities or prospects of KID or KHD and their respective subsidiaries taken as a whole, on a consolidated basis, other than any change, effect, event, occurrence or change in state of facts arising from the Arrangement and all transactions related to the Arrangement or contemplated by the Arrangement Agreement or relating to: (1) the economies of British Columbia, Canada or the United States or securities markets in general; or (2) GAAP;

(t)	“Meeting” means the special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

(u)	“Notice of Dissent” means a notice given in respect of the dissent rights of the Shareholders as contemplated in the Interim Order and as described in the Plan;

(v)	“NYSE” means the New York Sock Exchange;

(w)	“Party” means either of KHD and KID;

(x)	“Parties” means KHD and KID;

(y)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(z)	“Plan of Arrangement” means the plan of arrangement attached as Appendix I hereto as amended, modified or supplemented from time to time in accordance with the provisions of this Agreement, the Plan of Arrangement or at the direction of the Court;

(aa)	“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

(bb)	“SEC” means the United States Securities and Exchange Commission;

(cc)	“SEDAR” means the System for Electronic Document Analysis and Retrieval, established by the Canadian Securities Administrators;

(dd)	“Shareholders” means the holders of KHD Common Shares at the applicable time;

(ee)	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by the Shareholders in respect of such resolution at the Meeting;

(ff)	“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary; and

(gg)	“Termination Date” means May 31, 2010.
1.2 HEADINGS
The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section, paragraph or other portion hereof and include any agreement, document or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Agreement.
1.3 CONSTRUCTION
In this Agreement, unless something in the context is inconsistent therewith:

(a)	the words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b)	a reference to time or date is to the time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(c)	a word importing the masculine gender includes the feminine gender or neuter and a word importing the singular includes the plural and vice versa; and

(d)	a reference to “approval”, “authorization”, “consent”, “designation” or “notice” means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.
1.4 DATE FOR ANY ACTION
In the event that any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to by the Parties.
1.5 CURRENCY
All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.
1.6 ACCOUNTING PRINCIPLES
Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the GAAP applicable as at the date on which a calculation is made or required to be made.
1.7 APPENDIX
The attached Appendix I, titled “Plan of Arrangement”, shall be deemed to be incorporated into, and form part of, this Agreement.
1.8 ENTIRE AGREEMENT
This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.
ARTICLE 2
THE ARRANGEMENT
2.1 ARRANGEMENT
Subject to the terms and conditions of this Agreement:
(a)	prior to the mailing of the Circular, KHD shall have:
(i)	prepared jointly with KID an application to the Court pursuant to Section 291 of the BCBCA for an Interim Order on terms acceptable to KHD providing for, among other things, the calling and holding of the Meeting; and

(ii)	applied to the Court pursuant to Section 291 of the BCBCA for the Interim Order;
(b)	KHD shall call and hold the Meeting as soon as practicable after obtaining the Interim Order;

(c)	in connection with the Meeting, KHD shall:
(i)	in consultation with KID, prepare the Circular and such other documents as may be necessary or desirable to permit the Shareholders to vote on whether to approve the Arrangement Resolution;

(ii)	jointly prepare with KID such other documents as may be necessary or desirable to give effect to the Arrangement; and

(iii)	cause the Circular and such other documents as may be necessary or desirable to give effect to the Arrangement to be sent to each of the Shareholders as soon as reasonably practicable following receipt of the Interim Order and filed as required by the Interim Order and applicable law;
(d)	if the Arrangement Resolution is approved at the Meeting as set out in the Interim Order (or any variation thereof), as soon as reasonably practicable thereafter, KHD shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct and KHD and KID may agree; and

(e)	if the Final Order is obtained, as soon as reasonably practicable thereafter and subject to the fulfilment or the waiver of each of the conditions set out herein, and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, KHD shall file a certified copy of the Final Order with the Plan of Arrangement, and such other documents as are required to be filed under the BCBCA, with the Registrar to give effect to the Arrangement pursuant to Section 292 of the BCBCA.
As part of its application for the Interim Order and the Final Order, KHD shall, prior to the hearing in relation to the Final Order, advise the Court that KHD intends to rely on the exemption from the registration requirements of the United States Securities Act of 1933 provided by Section 3(a)(10) of that enactment based on the Court’s approval of the fairness of the Arrangement.
2.2 CIRCULAR
Each of the Parties shall, in a timely and expeditious manner, furnish to KHD all such information regarding itself as may be reasonably required to be included in the Circular. Each Party shall ensure that the information relating to it contained in the Circular does not contain any material misrepresentation.
2.3 PUBLIC ANNOUNCEMENT
(a)	Each Party shall consult with the other Party before issuing any news releases or otherwise making public statements with respect to this Agreement or the Arrangement and before making any filing with any governmental or regulatory agency or with any stock exchange relating to this Agreement or the Arrangement.

(b)	Before releasing a news release, making any other public statement, making a public filing or making a filing with any governmental entity, stock exchange or securities quotation system with respect to this Agreement or the Arrangement, each Party shall use all reasonable commercial efforts to allow the other Party to review and comment on, and shall adopt the other Party’s reasonable comments on, the news release, other public statement or filing.

2.4 EFFECTIVE DATE OF ARRANGEMENT
Subject to the terms and conditions of this Agreement and the Plan of Arrangement, the Arrangement shall become effective on the Effective Date.
2.5 FILING UNDER THE BCBCA
Subject to the rights of termination contained in Article 6 hereof, upon the Shareholders approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, KHD obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, KHD and KID shall file the Final Order with the Registrar in accordance with Section 292 of the BCBCA together with such other documents as may be required in order to effect the Arrangement. On, or as soon as practical after, the Effective Date, KHD and KID shall exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by the Plan of Arrangement and this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 REPRESENTATIONS AND WARRANTIES OF KID
KID hereby represents and warrants to and in favour of KHD that:
(a)	KID was duly organized and registered and is a valid and subsisting corporation under the rules and regulations of Germany. KID has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(b)	KID has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of KID and have been duly authorized by all necessary corporate action by KID and this Agreement constitutes a valid and binding obligation of KID, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting the rights of creditors generally and subject to the general principles of equity;

(c)	there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of KID, instituted, pending, or to the knowledge of KID, threatened against or affecting KID at law or in equity or before or by any governmental department, commission, board, bureau, agency or institution, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending, or to the knowledge of KID, threatened against KID, which could prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which could result in a Material Adverse Change in respect of KID;

(d)	the KID Shares to be distributed pursuant to the terms of the Plan of Arrangement shall be duly and validly issued and constitute fully paid and non-assessable shares of KID; and

(e)	the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfilment of or compliance with the terms and provisions hereof do not or will not, nor will they with the giving of notice or the lapse of time or both:
(i)	violate any provision of any law or provisions of the Charter Documents of KID;

(ii)	conflict with, result in a breach of, constitute default under, or accelerate or permit the acceleration of the performance required by any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which KID is a party or by which KID is bound or to which the property of KID is subject, all as of the Effective Date; or

(iii)	result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by KID or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of KID under such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award.
3.2 REPRESENTATIONS AND WARRANTIES OF KHD
KHD hereby represents and warrants to and in favour of KID that:
(a)	KHD was duly continued and is a valid and subsisting corporation under the BCBCA. KHD has all the requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(b)	KHD has the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of KHD and have been duly authorized by all necessary corporate action, and this Agreement constitutes a valid and binding obligation of KHD, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting the rights of creditors generally and subject to the general principles of equity;

(c)	except as otherwise disclosed in the KHD Disclosure Documents or to KID, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of KHD or its subsidiaries, instituted, pending, or to the knowledge of KHD, threatened against or affecting KHD or its subsidiaries at law or in equity or before or by any governmental department, commission, board, bureau, agency or institution, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending, or to the knowledge of KHD, threatened against KHD or its subsidiaries which could prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which could result in a Material Adverse Change in respect of KHD; and

(d)	the execution and delivery of this Arrangement Agreement, the consummation of the transactions contemplated hereby and the fulfilment of or compliance with the terms and provisions hereof do not or will not, nor will they with the giving of notice or the lapse of time or both:

(i)	violate any provision of any law or provisions of the Charter Documents of KHD;

(ii)	conflict with, result in a breach of, constitute default under, or accelerate or permit the acceleration of the performance required by any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which KHD or any subsidiaries of KHD is a party or by which any of them is bound or to which the property of any of them is subject, all as of the Effective Date; or

(iii)	result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by KHD or any subsidiaries of KHD or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of KHD or any subsidiaries of KHD under such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award.
ARTICLE 4
COVENANTS
4.1 COVENANTS OF KHD
KHD hereby covenants and agrees with KID as follows:
(a)	other than as disclosed to KID, KHD will not merge into or with or amalgamate or consolidate with or enter into any other corporate reorganization with any other person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 3.2 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement or as otherwise approved by KID;

(b)	subject to obtaining the Interim Order, KHD will convene the Meeting for the approval of the Arrangement and other matters incidental to the Arrangement;

(c)	KHD will perform all such other acts and do such things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, KHD will use its best efforts to apply for and obtain:
(i)	the Interim Order;

(ii)	the Final Order; and

(iii)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement;
(d)	KHD will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with, on or before the Effective Date; and

(e)	KHD will ensure that the Circular will not contain an untrue statement of a material fact concerning KHD and will not omit to state a material fact concerning KHD that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it was made.

4.2 COVENANTS OF KID
KID hereby covenants and agrees with KHD as follows:
(a)	KID will not, and will not permit any of its subsidiaries to, perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 3.1 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement or otherwise approved by KHD;

(b)	KID will perform all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement;

(c)	KID will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with, on or before the Effective Date; and

(d)	KID will ensure that the Circular will not contain an untrue statement of a material fact concerning KID and will not omit to state a material fact concerning KID that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it is made.
4.3 INTERIM ORDER AND FINAL ORDER
KHD covenants and agrees that it will, as soon as reasonably practicable, apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, the Shareholders considering and, if deemed advisable, approving the Arrangement and that, if the approval of the Shareholders of the Arrangement as set forth in the Interim Order is obtained by KHD, as soon as practicable thereafter KHD will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct. As soon as practicable thereafter, and subject to compliance with the other conditions provided in Article 5 hereof, KHD shall send to the Registrar, in accordance with Section 292 of the BCBCA, the necessary documents to give effect to the Arrangement.
ARTICLE 5
CONDITIONS
5.1 MUTUAL CONDITIONS PRECEDENT
The respective obligation of KHD and KID to complete the transactions contemplated by this Agreement, including the Arrangement and the obligation of each of KHD and KID to file the documents required by Section 292 of the BCBCA with the Registrar to give effect to the Arrangement, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:
(a)	at the Meeting, the Arrangement Resolution, with or without amendment, shall have been approved by the Shareholders entitled to vote thereon, in accordance with the Interim Order and in accordance with the BCBCA;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to KID and KHD, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(c)	all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required, necessary or desirable for the completion of the transactions provided for in this

Agreement and contemplated by the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;
(d)	the distribution of the KID Shares, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement shall be exempt from registration requirements under the United States Securities Act of 1933 and except with respect to persons deemed “affiliates” under such enactment, the KID Shares, as contemplated in the Plan of Arrangement, to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under such enactment;

(e)	the distribution of the KID Shares, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement shall be exempt from registration and prospectus requirements of applicable Canadian securities legislation;

(f)	there shall not be in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by this Agreement and the Arrangement;

(g)	none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(h)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that has had or could reasonably be expected to have a Material Adverse Effect in connection with any of the Parties;

(i)	no judgment or order shall have been issued by any agency, no actions, suits or proceedings shall have been threatened or taken by any agency, and no law, regulation or policy shall have been proposed, enacted, or promulgated or applied:
(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement; or

(ii)	that, if the Arrangement were completed, could reasonably be expected to have a Material Adverse Effect on any of the Parties to this Agreement;
(j)	KHD and KID shall be satisfied that the Arrangement can be consummated on commercially reasonable terms; and

(k)	this Agreement shall not have been terminated under Article 6.
5.2 CONDITIONS IN FAVOUR OF KHD
The obligations of KHD to complete the transactions contemplated by this Agreement pursuant to Section 288 of the BCBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions, unless otherwise waived by KHD:
(a)	the representations and warranties of KID contained in this Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on KID or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date;
(b)	KID shall have complied with its obligations under this Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on KID or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date;

(c)	KHD shall be satisfied that the Arrangement is in the best interests of the Shareholders; and

(d)	the aggregate number of KHD Common Shares in respect of which the Shareholders shall have exercised, and not withdrawn the exercise of, rights of dissent provided pursuant to the terms of the Plan of Arrangement and the Interim Order shall not be in excess of 5% of the KHD Common Shares issued and outstanding on the date of the Meeting.
5.3 CONDITIONS IN FAVOUR OF KID
The obligations of KID to complete the transactions contemplated by this Agreement pursuant to Section 288 of the BCBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions:
(a)	the representations and warranties of KHD contained in this Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on KHD or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date; and

(b)	KHD shall have complied with its obligations under this Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on KHD or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date.
ARTICLE 6
AMENDMENT AND TERMINATION
6.1 AMENDMENT AND VARIATION
Subject to Sections 6.2 and 6.5 hereof, this Agreement may, at any time and from time to time, before and after the holding of the Meeting, but not later than the Effective Date, be amended or varied by written agreement of KID and KHD, subject to applicable law, without further notice to or authorization on the part of the Shareholders. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for the performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the Parties contained herein.

6.2 AMENDMENT OF PLAN
The Plan of Arrangement may be amended, modified or supplemented in accordance with Section 6 of the Plan of Arrangement.
6.3 RIGHTS OF TERMINATION
If any of the conditions contained in Sections 5.1, 5.2 or 5.3 shall not be fulfilled or performed on or before the Effective Date, the Party not responsible hereunder to fulfill or perform any such condition may terminate this Agreement by notice to the other Party, as the case may be, in writing, and in such event, KID or KHD, as the case may be, shall be released from all obligations under this Agreement, all rights of specific performance by the Parties shall terminate and the other Party shall also be released from all obligations hereunder.
6.4 NOTICE OF UNFULFILLED CONDITIONS
If any Party shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Arrangement or any of the transactions contemplated thereby because of any unfulfilled or unperformed condition precedent contained in this Arrangement Agreement on the part of the other Party to be fulfilled or performed, such Party, as the case may be, shall so notify the other Party forthwith upon making such determination in order that the other Party shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition precedent within a reasonable period of time.
6.5 MUTUAL TERMINATION
This Agreement may, at any time before or after the holding of the Meeting, but no later than the Effective Date, be terminated by agreement in writing executed by KID and KHD without further action on the part of the Shareholders, and if the Effective Date does not occur on or before the Termination Date, each Party may unilaterally terminate this Agreement without further action on the part of the Shareholders, which termination shall be effective upon notice thereof being given to the other Party to this Agreement.
6.6 EFFECT OF TERMINATION
Upon the termination of this Agreement pursuant to Article 6 hereof, neither Party shall have any liability or further obligation to the other Party.
ARTICLE 7
MERGER
7.1 MERGER OF CONDITIONS
The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied or waived upon the later of (i) the Effective Date of (ii) the date upon which the Registrar accepts for filing the documents required to be filed pursuant to Section 292 of the BCBCA giving effect to the Arrangement.
7.2 MERGER OF COVENANTS
The provisions of Sections 4.1 and 4.2 hereof shall be conclusively deemed to have been satisfied in all respects upon the Registrar accepts for filing the documents required to be filed pursuant to Section 292 of the BCBCA giving effect to the Arrangement.
7.3 INDEMNIFICATION
Each of the parties hereto (the “Indemnifying Party”) hereby undertakes with the other Party to this Arrangement Agreement (the “Indemnified Party”) to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages of the Indemnified Party, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.
7.4 DEFENCE
Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 7.3 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that the failure to so provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 7, except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide the Indemnifying Party with copies of all relevant documentation, and unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and shall keep such Indemnifying Party advised of all significant actions proposed. An Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, throughout the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the Indemnifying Party’s expense, to employ counsel of their own choice in respect of the defence of any such action, suit, proceeding or claim if:
(a)	the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence;

(b)	counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event, and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or

(c)	the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.
7.5 TERM
The obligations of the parties under this Article 7 shall terminate when the Arrangement is consummated, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party, on or before 12 months from the date hereof in compliance with Section 7.4 hereof.

ARTICLE 8
GENERAL
8.1 NOTICES
All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other address as shall be specified by a Party by like notice:
(a)	if to KHD:
1620-400 Burrard Street
Vancouver, BC V6C 3A6
Canada
Attention: The President
Facsimile: 011.43.1.58814.99
with a copy to:
Clark Wilson LLP
800 — 885 West Georgia Street
Vancouver, BC V6C 3H1
Attention: Virgil Z. Hlus
Facsimile: 604.687.6314
(b)	if to KID:
Colonia-Allee 3
Cologne 51067,
Germany
Attention: The President
Facsimile: 011.49.221.6504.1109
with a copy to:
Clark Wilson LLP
800 — 885 West Georgia Street
Vancouver, BC V6C 3H1
Attention: Virgil Z. Hlus
Facsimile: 604.687.6314
Heyne Schweizer
HERZOG, Paul-Ehrlich-Strasse 37-39, 60596
Frankfurt am Main, Germany
Attention: Christoph Heyne
Facsimile: +49-69-630090-90
Any notice that is delivered to such address shall be deemed to be delivered on the date of delivery if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after

5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.
8.2 TIME OF THE ESSENCE
Time shall be of the essence in this Agreement.
8.3 ASSIGNMENT
Neither KHD nor KID may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other of them.
8.4 BINDING EFFECT
This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of each of KHD and KID and the respective successors and permitted assigns thereof.
8.5 WAIVER
Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or release.
8.6 FURTHER ASSURANCES
Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts, and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as may be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Arrangement.
8.7 GOVERNING LAW
This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.
8.8 EXPENSES
All expenses incurred in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne entirely by KHD.
8.9 SEVERABILITY
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, then:
(a)	that provision shall (to the extent of the invalidity, illegality or unenforceability) be given no effect and shall be deemed not to be part of this Agreement; and

(b)	the parties hereto shall use all reasonable commercial efforts to replace each invalid, illegal or unenforceable provision with a valid, legal and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.
8.10 PARTIES IN INTEREST
This Agreement will be binding upon and inure solely to the benefit of each Party, and, other than pursuant to Article 7 hereof, nothing in this Agreement, express or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
8.11 COUNTERPARTS
This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per:	“Michael J. Smith”
Name:	Michael J. Smith
Title:	Chairman
KHD HUMBOLDT WEDAG INTERNATIONAL (DEUTSCHLAND) AG

Per:	“Jouni Salo”
Name:	Jouni Salo
Title:	Managing Director

Per:	“Alan Hartslief”
Name:	Alan Hartslief
Title:	Director

APPENDIX I
TO THE ARRANGEMENT AGREEMENT
BETWEEN KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
AND KHD HUMBOLDT WEDAG INTERNATIONAL (DEUTSCHLAND) AG
PLAN OF ARRANGEMENT UNDER
SECTION 291 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1 Definitions
     Certain capitalized terms used in this Plan of Arrangement which are not defined herein are defined in the Arrangement Agreement. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
(a)	“Arrangement” means the arrangement pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms set out in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement, this Plan of Arrangement or at the discretion of the Court;

(b)	“Arrangement Agreement” means the arrangement agreement dated February 26, 2010 between KHD and KID, in the form attached as Schedule C to this Information Circular, including the appendices attached thereto, as supplemented or amended from time to time;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement and the transactions contemplated thereunder, to be approved at the Meeting by the Shareholders;

(d)	“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended;

(e)	“Board” means the board of directors of KHD;

(f)	“Business Day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day on which banks are not open for business in Vancouver, British Columbia;

(g)	“Circular” means the management information circular of KHD to be prepared and sent to the Shareholders in connection with the Meeting;

(h)	“Class A common shares” means the Class A common shares of KHD to be created in connection with the Arrangement, with such rights and restrictions as shall be specified by the Board and set out in the Circular;

(i)	“Class B common shares” means the Class B common shares of KHD to be created in connection with the Arrangement, with such rights and restrictions as shall be specified by the Board and set out in the Circular;

(j)	“Clearstream” means Clearstream Banking S.A. (CB), a security depository and clearing house for transactions in the European market;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“Dissent Procedures” means the procedures set forth in Section 238 of the BCBCA required to be taken by a registered holder of KHD Common Shares to exercise the right of dissent in respect of such KHD Common Shares in connection with the Arrangement;

(m)	“Dissenting Shareholder” means a registered holder of KHD Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(n)	“Effective Date” means the date on which the Final Order together with this Plan of Arrangement, and such other documents as are required to be filed under the BCBCA to give effect to the Arrangement, have been accepted for filing by the Registrar under the BCBCA giving effect to the Arrangement or such later date as determined by the board of directors of KHD or as specified by the Court;

(o)	“Effective Time” means the time on the Effective Date that the Arrangement becomes effective in accordance with its terms;

(p)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(q)	“Interim Order” means the interim order of the Court, as the same may be amended, providing for, among other things, the calling and holding of the Meeting under the BCBCA, all as contemplated under Sections 2.1(a) and 4.3 of the Arrangement Agreement;

(r)	“Inverness” means Inverness Enterprises Ltd.;

(s)	“KHD” means KHD Humboldt Wedag International Ltd., a corporation existing under the BCBCA;

(t)	“KHD AG” means KHD Holding AG;

(u)	“KHD Common Shares” means the common shares of KHD;

(v)	“KID” means KHD Humboldt Wedag International (Deutschland) AG, a corporation organized and registered under the rules and regulations of Germany;

(w)	“KID Shares” means those shares of KID held directly or indirectly by KHD;

(x)	“KID Split” means the two (2) for one (1) forward split to be effected by KID;

(y)	“holder” means, when not qualified by the adjective “registered”, the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in a register of holders of shares of KHD or KID, as the case may be;

(z)	“ITA” means the Income Tax Act (Canada), as amended;

(aa)	“Meeting” means the annual and special meeting of the Shareholders held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

(bb)	“New Image” means New Image Investment Company Limited;

(cc)	“Newco” means 0873013 B.C. Ltd.;

(dd)	“Non-Dissenting Shareholder” means a Shareholder that is not a Dissenting Shareholder;

(ee)	“Party” means either of KHD and KID;

(ff)	“Parties” means KHD and KID;

(gg)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(hh)	“Plan of Arrangement” means this plan of arrangement;

(ii)	“Preferred Shares” means a new series of preferred shares in the capital of KHD to be created in connection with the Arrangement, with such rights and restrictions as shall be specified by the Board and set out in the Circular;

(jj)	“Registered Shareholder” means the registered holders of KHD Common Shares;

(kk)	“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

(ll)	“Shareholders” means the holders of KHD Common Shares at the applicable time; and

(mm)	“Transfer Agent” means Mellon Investor Services LLC, the registrar and transfer agent for the KHD Common Shares.
1.2 Interpretation Not Affected By Headings
      The division of this Plan of Arrangement into articles, sections, paragraphs and other portions and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Plan of Arrangement.
1.3 Number and Gender
     In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.
1.4 Statutes
     A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.
1.5 Currency
     All references to currency herein are to lawful money of Canada unless otherwise specified herein.
1.6 Time and Date for Action
     Time shall be of the essence in each matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia. In the event that the date on or by which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on or by the next succeeding day which is a Business Day in such place.

1.7 Deeming Provisions
     In this Plan of Arrangement, the deeming provisions are not rebutable and are conclusive and irrevocable.
1.8 Successors, Assigns, Etc.
     At the Effective Time, this Plan of Arrangement will be binding upon KHD, KID and the Shareholders and their respective heirs, executors, administrators, legal representatives, successors and assigns.
1.9 Legislation
     References in this Plan of Arrangement to any statute or sections thereof shall include any statute as amended or substituted, and any regulations promulgated thereunder, from time to time in effect.
1.10 Governing Law
     This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
ARTICLE 2
ARRANGEMENT AGREEMENT
2.1 Arrangement Agreement
     This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.
ARTICLE 3
THE ARRANGEMENT
3.1 The Arrangement
(a)	On the Effective Date (or on such other date as may be determined by the board of directors of KHD) the events and transactions set out in Section 3.1(b) below shall occur and be deemed to occur on the Effective Date (or on such other date as may be determined by the board of directors of KHD).

(b)	The following events and transactions shall occur and be deemed to occur in the order in which they are listed and without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:
(i)	KHD changes its authorized capital by creating Class A common shares, Class B common shares and the Preferred Shares;

(ii)	New Image and Inverness exchange their KHD Common Shares for Preferred Shares on a one for one basis;

(iii)	KHD adds to the stated capital of the KHD Common Shares outstanding after the exchange by New Image and Inverness an amount equal to the aggregate stated capital of the KHD Common Shares exchanged by New Image and Inverness and no amount will be added to the stated capital of the Preferred Shares;

(iv)	Newco and KHD AG exchange their KHD Common Shares for Class A common shares on a one for one basis;

(v)	KHD adds to the stated capital of the KHD Common Shares outstanding after the exchange by Newco and KHD AG an amount equal to the aggregate stated capital of the KHD Common Shares exchanged by Newco and KHD AG and no amount will be added to the stated capital of the Class A common shares;

(vi)	Shareholders (other than New Image, Inverness, Newco, KHD AG and the Dissenting Shareholders) exchange each KHD Common Share for: (a) one Class B common share; and (b) 0.143 KID Shares (or one (1) KID Share for every seven (7) KHD Common Shares) (calculated prior to the KID Split being effected), provided that no fractional KID Shares will be distributed to Shareholders and the number of KID Shares to which each Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share;

(vii)	KHD will add to the stated capital of the Class B common shares the amount, if any, by which the stated capital of the KHD Common Shares held by the Shareholders described in Section 3.1(b)(vi) immediately before the exchange described in Section 3.1(b)(vi) exceeds the fair market value of the KID Shares distributed to such Shareholders;

(viii)	each issued and outstanding KHD Common Share held by Dissenting Shareholders will be acquired by KHD for the amount to be determined in accordance with the Dissent Procedures; and

(ix)	the KHD Common Shares are eliminated from the authorized capital of KHD and the Class B common shares are altered by changing their identifying name to “Common Shares”.
3.2 Arrangement Effectiveness
     The Arrangement shall be deemed effective as of the Effective Time.
3.3 Deemed Fully Paid and Non-Assessable Securities
     All KID Shares distributed pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the laws of Germany.
3.4 Supplementary Actions
     Notwithstanding that the transaction and events set out in Section 3.1 hereof shall occur, and shall be deemed to occur, in the order therein set out without any other act or formality, each of KHD and KID shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in Section 3.1 hereof, including without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of securities, any security transfer powers evidencing the transfer of securities and any receipt therefor, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers.
ARTICLE 4
DISSENT PROCEDURES
4.1 Dissent Procedures
     Holders of KHD Common Shares may exercise a right of dissent in connection with the Arrangement in accordance with the Dissent Procedures provided that, notwithstanding the provisions of subsection 238 of the BCBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 242 of the BCBCA is received by KHD not later than 5:00 p.m. (Vancouver time) two Business Days prior to the date of the Meeting and provided further that holders who exercise such right of dissent and who:
(a)	are ultimately entitled to be paid fair value for their KHD Common Shares, shall be deemed to have transferred such KHD Common Shares to KHD for cancellation at the Effective Time; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their KHD Common Shares shall be deemed to have participated in the Arrangement on the basis set forth in Section 3.1 hereof, but further provided that in no case shall KHD, KID or any other person be required to recognize Dissenting Shareholders as holders of KHD Common Shares after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of holders of KHD Common Shares at the Effective Time.
ARTICLE 5
DISTRIBUTION OF KID SHARES
5.1 Delivery of KID Shares to Shareholders
(a)	For Shareholders with a Clearsteam eligible account, who deliver complete information regarding such Clearsteam eligible account to KHD at least two (2) business days prior to the Effective Date, KHD shall deliver or arrange to be delivered the KID Shares directly through such accounts on or as soon as practicable after the Effective Date.

(b)	For Shareholders without a Clearsteam eligible account, KHD shall deliver or arrange to be delivered the KID Shares to an agent appointed by KHD, to be held in trust by such agent until such time as the Shareholder delivers complete information regarding a Clearsteam eligible account to KHD, and then, on or as soon as practicable after receipt by KHD of such information, KHD shall arrange to be delivered the KID Shares directly through such accounts.

(c)	Shareholders must deliver complete information regarding a Clearsteam eligible account to KHD via the Letter of Transmittal.
5.2 Withholding Rights
     KHD, KID and their agents shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of KID Shares such amounts as KHD, KID or their agents are required or permitted to deduct and withhold with respect to such payment under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
5.3 Limitation and Proscription
     To the extent that KHD (or its designated agent) is unable to deliver the KID Shares to which a Shareholder is entitled on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the KID Shares which such Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificate representing any KID Shares shall be delivered to KID by KHD (or its designated agent) for cancellation and shall be cancelled by KID and the interest of the Shareholder in such KID Shares shall be terminated as of the Final Proscription Date.

5.4 No Fractional Shares
     No fractional KID Shares will be distributed to Shareholders and the number of KID Shares to which each Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share.
5.5 Illegality of Delivery of KID Shares
     Notwithstanding the foregoing, if it appears to KHD, acting reasonably, that it would be contrary to applicable law to deliver the KID Shares pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the KID Shares that otherwise would be delivered to that person shall be held by KHD or its designated agent for sale by KHD or such other person as appointed by KHD on behalf of that person.
ARTICLE 6
AMENDMENT
6.1 Amendment
     This Plan of Arrangement may at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended provided that such amendment is filed with the Court.

SCHEDULE D
INFORMATION CONCERNING KHD PRE- AND POST-ARRANGEMENT
Unless the context otherwise requires, capitalized terms used in this Schedule D that are not defined herein have the meanings ascribed to such terms in the Information Circular to which this Schedule D is attached. All references to dollar amounts in this Schedule D are to United States dollars unless expressly stated otherwise.

INFORMATION CONCERNING KHD PRE-ARRANGEMENT	91
INFORMATION CONCERNING KHD POST-ARRANGEMENT	91
NAME AND INCORPORATION	91
INTERCORPORATE RELATIONSHIPS	92
DESCRIPTION OF KHD’S BUSINESS	92
PROPERTY, PLANT AND EQUIPMENT	94
SELECTED FINANCIAL INFORMATION	95
DESCRIPTION OF SHARE CAPITAL	96
OPTIONS TO PURCHASE NEW KHD SHARES	99
ESCROWED SECURITIES	99
PRINCIPAL SHAREHOLDERS	99
DIRECTORS AND OFFICERS	100
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	101
CONFLICTS OF INTEREST	102
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	102
RISK FACTORS	102
LEGAL PROCEEDINGS	106
MATERIAL CONTRACTS	106
TAX CONSEQUENCES	108
INTEREST OF EXPERTS	108
AUDITORS AND AUDIT COMMITTEE	108
FINANCIAL STATEMENT DISCLOSURE FOR KHD	108
ADDITIONAL INFORMATION	108

INFORMATION CONCERNING KHD PRE-ARRANGEMENT
Information concerning KHD’s current, pre-Arrangement business can be found in the following documents, which have been filed with Canadian securities regulatory authorities in British Columbia, Alberta and Québec and with the SEC, and are specifically incorporated by reference into, and form an integral part of, this Information Circular:
(i)	KHD’s annual report on Form 20-F for the year ended December 31, 2008, as filed on EDGAR on March 27, 2009;

(ii)	KHD’s audited consolidated annual financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, as filed on SEDAR at www.sedar.com on March 27, 2009;

(iii)	KHD’s MD&A for the year ended December 31, 2008, as filed on SEDAR at www.sedar.com on March 27, 2009;

(iv)	KHD’s unaudited consolidated interim financial statements for the nine months ended September 30, 2009 and 2008, as filed on SEDAR at www.sedar.com on November 16, 2009;

(v)	KHD’s MD&A for the nine months ended September 30, 2009, as filed on SEDAR at www.sedar.com on November 16, 2009; and

(vi)	KHD’s management information circular for its annual meeting of shareholders held on October 24, 2009, as filed on SEDAR at www.sedar.com on October 2, 2009.
Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference into this Information Circular shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference into this Information Circular modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
Copies of the documents incorporated by reference into this Information Circular are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or upon request and without charge from KHD at our head office located at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 (Attention: Rene Randall).
INFORMATION CONCERNING KHD POST-ARRANGEMENT
The following is a description of KHD following the completion of the Arrangement.
NAME AND INCORPORATION
KHD is a corporation organized under the laws of the Province of British Columbia, Canada under the name “KHD Humboldt Wedag International Ltd.”. KHD was originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). KHD was continued under the Canada Business Corporation Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the BCBCA in November 2004. KHD’s name was changed to MFC Bancorp Ltd. in February 1997. KHD changed its name from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005.

It is expected that, upon completion of the Arrangement, KHD’s head office will continue to be located at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. KHD’s registered and records office is expected to continue to be located at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.
INTERCORPORATE RELATIONSHIPS
Upon completion of the Arrangement, it is expected that the material direct and indirect subsidiaries of KHD will be as follows:

	Jurisdiction of
	Incorporation	KHD’s Beneficial
Name of Subsidiary	or Organization	Shareholding
KHD Holding AG	Switzerland	100%
KHD Humboldt Wedag International Holding GmbH	Austria	100%
KHD Humboldt Wedag International GmbH	Austria	100%
KHD Investments Ltd.	Marshall Islands	100%
New Image Investment Company Limited	USA	100%
Inverness Enterprises Ltd.	Canada	100%
KHD Humboldt Wedag (Cyprus) Limited	Cyprus	100%
MFC & KHD International Industries Limited	Samoa	100%
KHD Humboldt Wedag (Shanghai) International Industries Limited	China	100%
REDAS Tracking Corp.	Marshall Islands	100%
KHD Sales and Marketing Ltd.	Hong Kong	100%
KHD Humboldt Wedag International, FZE	United Arab Emirates	100%
0764509 B.C. Ltd.	British Columbia	35%
In addition, KHD will continue to hold 72% of the KID Shares upon completion of the Arrangement, however, pursuant to the terms of the Shareholders Agreement, KHD will have engaged the Custodian to direct the voting of such KID Shares. If all necessary steps are taken to no longer control KID from an accounting perspective, KHD will not consolidate KID.
DESCRIPTION OF KHD’S BUSINESS
Upon completion of the Arrangement, KHD will continue to retain its interest in approximately 72% of the shares of KID. Upon completion of the Arrangement, KHD will primarily focus on the mineral royalty business and the acquisition and management of mineral royalties. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. KHD currently indirectly participates in a royalty interest in the Wabush iron ore mine in the Province of Newfoundland and Labrador. It is expected that KHD will engage in a continual review of opportunities to acquire existing royalties, to create new royalties through the financing of mining projects or to acquire companies that hold royalties. It will use both cash and its common stock in its acquisitions and may issue substantial additional amounts of common stock as consideration for acquisitions in the future. There can be no assurance that it will be successful in acquiring any mineral royalties in addition to its royalty interest in the Wabush iron ore mine.
It is expected that KHD will seek to acquire existing royalties and to create new royalties through the financing of mining, development, or exploration projects in exchange for royalty interests. It is not expected to conduct mining operations nor is it expected to be required to contribute to capital costs, exploration costs, environmental costs or other operating costs on the properties in which it will hold royalty interests. The key elements of KHD’s business model and growth strategy upon completion of the Arrangement will be as follows:
•	Focus on Metals through Royalty Ownership. KHD has based its future business model on the premise that an attractive means to gain exposure to metal prices is to acquire and hold royalty interests in metal properties, rather than to engage directly in mining operations. By holding royalties, KHD will benefit from (i) increases in commodity prices, (ii) production increases from properties subject to KHD’s royalty interests, and (iii) reserve increases on properties subject to KHD royalty interests, potentially extending KHD’s revenue stream from such properties. KHD does not expect to be required to contribute to capital costs, exploration costs, environmental costs or other operating costs on the properties on which it holds royalties, and, as a result, hopes that its royalty interests will achieve high margins and low overhead.

•	Industry Experience and Relationships. KHD will rely on its experienced management team to identify opportunities and to structure creative approaches to acquire royalty interests, as well as to manage royalty streams once acquired. KHD’s management team is expected to include executives with many years of industry experience in geology, mine operations, mining law and mine financing. The management team is expected to maintain personal relationships throughout the industry, from major mining companies to exploration companies, landowners and prospectors, giving KHD an excellent platform from which to identify, target and obtain or create royalty interests.

•	Acquisition of Royalties on Producing Mines or Development Projects. KHD will actively seek to acquire royalties on both producing mines and development projects. Producing royalties, such as KHD’s royalty interest in the Wabush iron ore mine, will generate revenue, while development stage properties will contribute to KHD’s growth strategy. It is hoped that development stage properties will not only provide a pipeline of reserves that will be subject to KHD’s royalty interests, but will also provide potential future revenue should they begin production over the next several years. KHD considers evaluation and exploration stage properties to be an important component in maintaining a balanced royalty portfolio with potential for future growth. It will also attempt to acquire portfolios of royalties that include exploration and evaluation stage properties that KHD believes have potential.

•	Utilize Flexible Acquisition Approaches. KHD will pursue a growth strategy using a variety of acquisition structures to grow its royalty portfolio, including the following: (i) the acquisition of existing royalties or portfolios of existing royalties, (ii) the creation of new royalties by providing financing or capital, including for exploration activities, in exchange for royalties, and (iii) the acquisition of companies holding royalty assets. It is hoped that KHD’s intention to utilize various acquisition structures will allow it to adapt to changing market conditions and to capitalize on the changing needs of mining companies. KHD intends to take a flexible approach to each royalty acquisition it examines, with consideration given to industry conditions as well as the various goals and capabilities of each operator or potential business partner.

•	Royalty Evaluation Criteria. KHD believes there are substantial benefits to holding royalties on properties with significant reserves that represent long-lived assets. KHD will utilize a series of technical, business and legal criteria to evaluate potential royalty acquisitions. Among the factors considered will be: (i) the quality of the asset, (ii) the reputation of the operator, (iii) country risks, (iv) environmental risks, (v) timing of anticipated production, (vi) potential for reserve growth, (vii) overall size and likely duration of the project, and (viii) strategic, financial and operating impact of the acquisition on KHD. KHD will rely on both its own management expertise, and on that of consultants, to evaluate mining properties and reserves in order to evaluate royalties for acquisition. KHD believes its systematic evaluation of royalties combined with its experience will provide it with a competitive advantage in acquiring royalties.

•	Organic Growth through Reserve Replacement. In addition to acquiring royalties with existing or anticipated near-term production, KHD will seek to acquire and manage royalties with substantial potential for further reserve growth. It is expected that this will provide a cost-free upside from the exploration efforts of the operator because additional reserves, if mined, could extend KHD’s revenue stream from the property with no additional cost to KHD.

Description of Our Royalty Interest
Subsequent to the completion of the Arrangement, KHD will continue to indirectly participate in a royalty interest in the Wabush iron ore mine. For a description of this royalty interest, see “Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.
PROPERTY, PLANT AND EQUIPMENT
Office Space
After completion of the Arrangement, KHD will continue to lease office space for its head office at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.
Royalty Interest — Wabush Iron Ore Mine
KHD participates in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated, which sub-lease commenced in 1956 and expires in 2055. The Wabush mines operation includes the Scully iron ore mine near Wabush in the Province of Newfoundland and Labrador, a pellet plant and port facilities at Point Noire, Quebec and integrated rail facilities. The lessor of the land is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland and Labrador. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2008, 2007 and 2006, 3.9 million, 4.8 million and 4.1 million tons of pellets of iron ore, respectively, were shipped from the Wabush iron ore mine.
The Wabush iron ore mine was historically operated by an unincorporated joint venture consisting of Dofasco Inc. (now ArcelorMittal Canada), U.S. Steel Canada Inc. and Cliffs Natural Resources, Inc. (“Cliffs”), which paid royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush iron ore mine. Pursuant to the terms of the mining sub-lease, this royalty payment is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement.
On October 12, 2009, Cliffs announced that it planned to exercise its right of first refusal to acquire the interests of ArcelorMittal and U.S. Steel Canada Inc. in the joint venture. On February 1, 2010, Cliffs announced that it had completed the acquisition of its former partners’ interests in the Wabush joint venture for approximately $88 million. With the closing of the acquisition, Cliffs now owns 100% of the operation that it has managed since 1965. KHD’s participation in the royalty interest is not expected to be affected as a result of the change in ownership of the mine.
Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and consequently the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.
Although no assurance as to the future production levels can be provided, since the operator of the Wabush iron ore mine is now the sole owner of the Wabush iron ore mine, production from the mine is expected to be maintained at relatively consistent levels.
In December, 2005, KHD commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. It is also claiming reimbursement for the substantial costs that it has incurred in connection with its investigation into such matters. The parties have proceeded to arbitration in connection with the outstanding issues in connection with the substantial underpayment of royalties. The arbitration hearing concluded in early August, 2009 and KHD anticipates a decision from the arbitration panel in the near future.

We hold the indirect royalty interest in the Wabush iron ore mine through our ownership of preferred shares of Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a purchase and sale agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. Ltd. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with the lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush mine for an aggregate purchase price of Cdn$59.8 million. 0764509 B.C. Ltd. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. The Series A preferred shares pay an annual dividend at a dividend rate (which is adjusted annually based on the aggregate annual net royalties received by 0764509 B.C. Ltd. and was 34% in 2008, 21% in 2007 and 18% in 2006) on the redemption amount of the Series A preferred shares and are retractable by the holder at the initial issue price of Cdn$1,000 per share. The Series B preferred shares carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at one dollar and will be increased by the amount of any reward that becomes payable in connection with the legal proceedings discussed above. In addition, 0764509 B.C. Ltd. granted to Cade Struktur a licence to market and sell certain blood pressure intellectual property for China, India, Russia and Korea. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly-owned subsidiary. We consolidated 0764509 B.C. Ltd. as a variable interest entity and Cade Struktur as its primary beneficiary. Effective December 28, 2006, we amalgamated with 39858 Yukon, with our company as the continuing corporation. As a result, we continue to indirectly participate in a royalty interest in the Wabush iron ore mine.
SELECTED FINANCIAL INFORMATION
KHD Summary Pro Forma Financial Information
The following is a summary of selected pro forma financial information for KHD after giving effect to (i) the distribution of 26% of the KID Shares by KHD in connection with the Arrangement; and (ii) the Shareholders Agreement and assuming KHD has taken all other steps necessary to no longer control KID from an accounting perspective. The pro forma statement of earnings is for the year ended December 31, 2008 and for the nine months ended September 30, 2009 and assumes completion of the events as if they had taken place on January 1, 2008 and 2009, respectively. The pro forma consolidated balance sheet information is as at September 30, 2009 and assumes completion of the events as if they had taken place on September 30, 2009.
The following selected pro forma financial information of KHD should be read in conjunction with the audited comparative consolidated financial statements of KHD for the year ended December 31, 2008, along with the corresponding MD&A, and the unaudited comparative interim consolidated financial statements of KHD for the nine months ended September 30, 2009, along with the corresponding MD&A, all as specifically incorporated by reference in this Information Circular, and the unaudited pro forma financial statements of KHD set out in Schedule E to this Information Circular — “Pro Forma Financial Statements of KHD”. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.
Selected Pro Forma Financial Data
(in thousands, other than per share amounts)

	Nine Months Ended
	September 30, 2009			Fiscal Year Ended December 31, 2008
			Pro Forma			Pro Forma
		Pro Forma	Giving Effect		Pro Forma	Giving Effect
		Giving	to		Giving	to
		Effect to	Shareholders		Effect to	Shareholders
		Distribution	Agreement		Distribution	Agreement
		of 26% of	and Plan of		of 26% of	and Plan of
	Historical	KID Shares	Arrangement	Historical	KID Shares	Arrangement

Revenues	$366,208	366,208	—	638,354	638,354	—
Operating income	12,583	12,583	(1,826)	54,545	54,545	5,453
Income (loss) from continuing operations	1,226	4,611	(12,370)	(6,952)	2,523	(42,177)
Income (loss) from continuing operations, per share
Basic	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)

	Nine Months Ended
	September 30, 2009			Fiscal Year Ended December 31, 2008
			Pro Forma			Pro Forma
		Pro Forma	Giving Effect		Pro Forma	Giving Effect
		Giving	to		Giving	to
		Effect to	Shareholders		Effect to	Shareholders
		Distribution	Agreement		Distribution	Agreement
		of 26% of	and Plan of		of 26% of	and Plan of
	Historical	KID Shares	Arrangement	Historical	KID Shares	Arrangement

Diluted	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)
Net Income (loss)	1,226	4,611	(12,370)	(6,952)	2,523	(42,177)
Net Income (loss), per share
Basic	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)
Diluted	0.04	0.15	(0.41)	(0.23)	0.08	(1.39)

Total assets	764,163	762,952	277,689	N/A	N/A	N/A
Net assets	284,953	283,742	246,999	N/A	N/A	N/A
Long term debt, less current portion	11,891	11,891	11,891	N/A	N/A	N/A
Shareholders’ equity	279,776	246,498	246,999	N/A	N/A	N/A
Working capital	312,155	310,944	119,049	N/A	N/A	N/A
Weighted average common stock, outstanding diluted	30,385,985	30,385,985	30,385,985	30,401,018	30,602,626	30,401,018
Dividends
The actual timing, payment and amount of dividends paid on the KHD Shares is determined by the Board, based upon things such as its cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as it considers relevant.
Management’s Discussion and Analysis
KHD’s Management’s Discussion and Analysis with respect to KHD’s financial statements for the fiscal year ended December 31, 2008 and the interim period ended September 30, 2009 are specifically incorporated by reference herein. Copies of such documents are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or upon request and without charge from KHD at our head office located at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 (Attention: Rene Randall).
DESCRIPTION OF SHARE CAPITAL
Upon completion of the Arrangement, KHD’s authorized capital will consist of an unlimited number of Class A Shares, Class B Shares (being the New KHD Shares) and an unlimited number of class A preferred shares without par value.
Common Shares
Subject to the approval of the Shareholders at the Meeting and the completion of the Arrangement, KHD will amend its notice of articles and articles to create three new classes of common shares, being the Class A Shares, the Class B Shares and the New KHD Shares. Upon completion of the Arrangement, Shareholders, other than KHD Subsidiaries and those who exercise their Dissent Right, will receive New KHD Shares in addition to the KID Shares they are entitled to receive in connection with the closing of the Arrangement.
Upon completion of the Arrangement, KHD’s authorized capital will consist of an unlimited number of Class A Shares and Class B Shares, and an unlimited number of Class A preferred shares without par value.
Class A Shares
Holders of Class A Shares may receive dividends when, as and if declared by the Board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the Class A Shares if payment of the dividend would cause the realizable value of the assets of KHD to be less than the aggregate of its liabilities.

Holders of Class A Shares will be entitled to one vote per share at any meeting of shareholders of any class of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to KHD.
In the event of any distribution of the assets of KHD on the liquidation, dissolution or winding-up of KHD, whether voluntary or involuntary, or in the event of any other distribution of assets of KHD among its shareholders for the purpose of winding-up its affairs (the “Liquidation Distribution”), the Class A Shareholders shall be entitled to receive such Liquidation Distribution only after any prior rights of the preferred shares and Class B Shares or any other share ranking prior in right to the Class A Shares.
Class B Shares
Holders of Class B Shares may receive dividends when, as and if declared by the Board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the Class B Shares if payment of the dividend would cause the realizable value of the assets of KHD to be less than the aggregate of its liabilities.
Holders of Class B Shares will be entitled to one vote per share at any meeting of shareholders of any class of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to KHD.
The Class B Shareholders shall be entitled, in the event of a Liquidation Distribution, to receive, before any Liquidation Distribution is made to the holders of KHD Shares, the Class A Shareholders or any other shares of KHD ranking junior to the Class B Shares but after any prior rights of any preferred shares, the stated capital with respect to each Class B Share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the Class B Shareholders shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.
The KHD Shares are currently listed, and it is expected that the Class B Shares will continue to be listed, on the NYSE. KHD expects that trading in the Class B Shares will commence on an “if, as and when issued” basis on the NYSE on or about March 31, 2010, and will be announced by KHD in a news release. Since KHD is a reporting issuer under applicable Canadian securities laws, the acquisition and beneficial ownership reporting rules under such laws will apply to all purchases of the Class B Shares from the commencement of “if, as and when issued” trading in such shares. U.S. beneficial ownership reporting rules will also apply. If the Arrangement becomes effective on or about March 30, 2010, it is expected that the KHD Shares will cease trading on the NYSE after the close of trading on or about March 30, 2010 and that the Class B Shares will being trading on the NYSE for regular settlement at the opening of trading on or about March 31, 2010. KHD expects that the “if, as and when issued” trades will settle on or about March 31, 2010 on the NYSE.
Preferred Shares
KHD is authorized to issue an unlimited number of Class A preferred shares without par value. As of March 1, 2010, there were no class A preferred shares issued and outstanding. The Board is authorized to approve the issuance of one or more series of class A preferred shares without further authorization of the Shareholders and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series, including the following:
(a)	determine the maximum number of shares of that series that KHD is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
Except as may be set out in the rights and restrictions of any series of the class A preferred shares as determined by the Board, holders of the class A preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of Shareholders.

The holders of class A preferred shares are entitled, upon the liquidation or dissolution of KHD, whether voluntary or involuntary, or on any other distribution of the assets of KHD among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of KHD Shares or any other shares of KHD ranking junior to the class A preferred shares with respect to the repayment of capital, the amount paid up with respect to each class A preferred share held by them, together with the fixed premium (if any) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends thereon. After payment to the holders of the class A preferred shares of the amounts so payable to them, such holders are not entitled to share in any further distribution of the property or assets of KHD, except as specifically provided in the special rights and restrictions attached to any particular series.
Class A Preferred Shares, Series 2
In connection with the Arrangement, KHD will amend its notice of articles and articles to create an unlimited number of Preferred Shares (being the Class A Preferred Shares, Series 2). Subject to applicable law and the conditions attaching to the Preferred Shares as a series, the holders of the Preferred Shares (the “Preferred Shareholders”) shall not be entitled to receive notice of or to attend or to vote at any meetings of the holders of any class of common shares of KHD.
The issue price for each of the Preferred Shares shall be the fair market value of one KHD Share at the date of issue of the Preferred Shares (the “Redemption Amount”). The Preferred Shareholders shall be entitled to receive and KHD shall pay to them always in preference and in priority to any payment of dividends on any class of common shares and any other shares of KHD ranking junior to the Preferred Shares as and when declared by the Board out of moneys of KHD properly applicable to the payment of dividends, preferential, cumulative, cash dividends, accruing and cumulative from the date of issue, at the annual rate per Preferred Share equal to the prevailing commercial rate on the date the dividend is declared by the Board.
In the event of any Liquidation Distribution, the Preferred Shareholders shall be entitled to receive per Preferred Share the Redemption Amount, together with all accrued and unpaid dividends thereon, before any amount shall be paid by KHD or any assets of KHD shall be distributed to holders of any class of common shares with respect to the Liquidation Distribution. After payment to the Preferred Shareholders of the amounts so payable to them, the Preferred Shareholders shall not be entitled to share in any further distribution of assets of KHD.
KHD shall not at anytime without, but may at anytime with, the approval of the Preferred Shareholders, authorize or issue any shares, other than additional series of preferred shares, ranking prior to or on parity with the Preferred Shares, as to the payment of dividends or the distribution of assets in the event of any Liquidation Distribution. Furthermore, so long as any of the Preferred Shares are outstanding, KHD shall not at anytime without, but may at anytime with, the approval of the Preferred Shareholders:
(a)	declare, pay or set apart for payment any dividends on any class of common shares; or

(b)	issue any Preferred Shares;
unless, in each such case, all dividends then payable on the Preferred Shares and on all other shares of KHD ranking on parity with the Preferred Shares with respect to the payment of dividends, accrued to the most recently preceding payment date or dates, have been declared and paid or set aside for payment.
Any approval required to be given by the Preferred Shareholders shall, except as otherwise required by the BCBCA, be given by an instrument or instruments in writing signed by the Preferred Shareholders holding not less than two-thirds of the then outstanding Preferred Shares or by resolution passed by at least two-thirds of the votes cast at a meeting or adjourned meeting of the Preferred Shareholders duly called and at which a quorum was present. In the event that such approval is to be given at a meeting of the Preferred Shareholders, a quorum for the meeting shall consist of the Preferred Shareholders, present in person or represented by proxy, of not less than a majority of the Preferred Shares outstanding at the time of the meeting. If, however, Preferred Shareholders holding a majority of the outstanding Preferred Shares are not present in person or represented by proxy at such meeting within 30 minutes after the time for which the meeting was called and the meeting is adjourned to a subsequent date, a quorum for the adjourned meeting shall consist of the Preferred Shareholders present in person or represented by proxy at such adjourned meeting.

Subject to provisions of the BCBCA and upon the occurrence of any of the following events or circumstances:
(i)	a change in the control of KHD (due to any person acquiring greater than 50% of the voting shares in the capital of KHD, the commencement of a tender offer for control of KHD by a third party other than a holder of the Preferred Shares, or proxy solicitation by a third party);

(ii)	KHD becoming insolvent or being unable to meet its liabilities as they come due; or

(iii)	any action taken by KHD whereby it seeks protection from its creditors,
KHD will redeem the Preferred Shares registered in the name of the holder at the direction of the holder by paying the Redemption Amount, together with all accrued and unpaid dividends thereon up to but not including the date of redemption and no more.
No Preferred Shares may be sold, transferred or otherwise disposed of without the consent of the Board and the Board is not required to give any reason for refusing to consent to any such sale, transfer or other disposition.
OPTIONS TO PURCHASE NEW KHD SHARES
The following table sets forth, as of March 1, 2010, certain information as to options to purchase New KHD Shares that will be outstanding upon completion of the Arrangement:

Type	Number(1)		Exercise Price	Expiry Date

Options	55,004	(2)	$13.06	May 17, 2016
Options	116,668		$26.85	May 17, 2017
Options	66,664		$29.25	June 28, 2017
Options	116,664		$31.81	May 19, 2018
Options	66,664		$31.53	June 30, 2018

(1)	Options to purchase New KHD Shares will be forfeited without consideration in the event that employees cease employment with KHD or its subsidiaries.

(2)	It is expected that 5,000 of these options will continue to be outstanding after the completion of the Arrangement as a result of an employee continuing his employment with KHD.
ESCROWED SECURITIES
As of March 1, 2010, no outstanding securities of KHD were being held in escrow.
PRINCIPAL SHAREHOLDERS
As at March 1, 2010, to the knowledge of the directors and officers of KHD, the only persons or corporation that would beneficially own, directly or indirectly, or exercise control or direction over, voting securities of KHD carrying more than ten per cent of the voting rights attaching to any class of voting securities of KHD upon the completion of the Arrangement would be as follows:

Name	Amount Owned		Percent of Class(1)
Peter Kellogg	6,283,100	(2)	20.8%

(1)	Based on 30,259,911 New KHD Shares expected to be issued and outstanding upon completion of the Arrangement.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 KHD Shares, or approximately 18.6% of the issued and outstanding New KHD Shares expected to be outstanding upon completion of the Arrangement.

DIRECTORS AND OFFICERS
Following the completion of the Arrangement, the directors and executive officers of KHD will be as follows:
Directors
Michael J. Smith
Silke Stenger
Gerhard Rolf
Indrajit Chatterjee
Shuming Zhao
Executive Officers
Michael Smith       Interim President
Alan Hartslief       Chief Financial Officer and Secretary
It is intended that the composition of the Board and the executive officers of KHD will change to align KHD within its industry in connection with the completion of the Arrangement.
Occupations and Security Holdings of Directors and Executive Officers
The following table sets forth the information regarding each of the persons who are expected to be directors and executive officers of KHD upon completion of the Arrangement:

			Approximate
			number of New KHD
			Shares expected to be
			beneficially owned,
			directly or indirectly,
Name, Place of Residence and	Principal Occupation,	Director	upon completion of
Present Position with KHD	Business or Employment	Since	the Arrangement
Indrajit Chatterjee Gurgaon, India Director(1)(2)(3)	Mr. Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.	2005	Nil

Michael J. Smith Hong Kong SAR, China Chairman of the Board, Director and Interim President	Chairman of the Board, Chief Financial Officer of the Company from 2003 until October 16, 2007 and Secretary of the Company from 2003 until March 1, 2008. Mr. Smith was the President and Chief Executive Officer of the Company between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc.	1986	Nil

Silke Stenger(1)(2)(3) Seligenstadt, Germany Director	Independent Management Consultant and Director and Chief Financial Officer of Management One Human Capital Consultants Ltd.	2003	Nil

Dr. Shuming Zhao(1)(2)(3) Nanjing, China Director	Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. Dr. Zhao is President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs.	2004	Nil

Approximate
number of New KHD
Shares expected to be
beneficially owned,
directly or indirectly,
Name, Place of Residence and	Principal Occupation,	Director	upon completion of
Present Position with KHD	Business or Employment	Since	the Arrangement
Gerhard Rolf Frankfurt, Germany Director	Mr. Rolf is retired. Formerly, Mr. Rolf was the European Vice President of Haworth Inc. from 1999 to 2003. Prior to that, he held several positions with Black and Decker from 1987 to 1993, including Managing Director for Germany and Vice President — Total Quality Europe, and was a member of its European board of directors. He later became European President of Security Hardware in Bruehl, Germany.	2009	Nil

Alan Hartslief Vienna, Austria Chief Financial Officer and Secretary	Mr. Hartslief has been the Chief Financial Officer of KHD since October 16, 2007 and its Secretary since March 1, 2008. Mr. Hartslief is an international member of the New York Society of CPAs and a Chartered Accountant in Canada and South Africa. Mr. Hartslief has more than 20 years experience in the finance and accounting areas. He has served in a variety of senior finance positions with Ciba-Geigy (now Novartis) and Ciba Specialty Chemicals. He has worked in South Africa, Canada, Switzerland and the United States. In his previous roles, he led programs for an initial public offering on the New York Stock Exchange and the establishment of global shared financial services centers. He also successfully managed the financial integration and separation of major acquisitions and divestments.	N/A	Nil

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
Except as disclosed herein, no director, officer or 10% shareholder of KHD:
(a)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or officer of any issuer (including KHD) that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or officer ceased to be a director or officer, in KHD being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has been subject to any penalties or sanctions imposed by a court relating to Canadian permits legislation or by a Canadian securities regulatory authority (other than penalties imposed as a result of late filings of insider reports) or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
On June 11, 2003, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Banff Resources Ltd., a company for which Michael Smith served as director at the time the cease trade order was issued.
CONFLICTS OF INTEREST
Except as disclosed herein or in the Information Circular, there are no existing or potential material conflicts of interest between KHD or a subsidiary of KHD and a director or officer of KHD or a subsidiary of KHD. Reference is made to the information disclosed in the Information Circular to which this Schedule is attached under the heading “Interest of Informed Persons in Material Transactions.”
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Except as otherwise disclosed herein, no individual who is or was a director or executive officer of KHD, any proposed nominee for election as a director of KHD or any associate of such director, officer or proposed nominee, was indebted to KHD or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by KHD or any of its subsidiaries.
No current or former director, executive officer or employee is indebted to KHD as at the date of this Information Circular.
RISK FACTORS
Risk Factors Relating to KHD’s business after completion of the Arrangement
The worldwide economic downturn has reduced and could continue to reduce the amount of royalty KHD receives from the Wabush iron ore mine and the value of its financial assets, and therefore may have a continuing material adverse effect on its financial results.
In periods of recession or periods of minimal economic growth, the demand for steel and iron ore usually decreases significantly and results in a drop in the price for iron ore. Such decreases in the demand for iron ore and the resulting decrease in price for iron ore will lead to a decrease in the royalty we receive from the Wabush iron ore mine and could have a material adverse effect on our financial results. KHD cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the industrial plant technology, equipment and service industry, and cannot predict the extent to which the current economic slowdown and economic events will impact our business. However, the uncertainty regarding the financial markets and worldwide political and economic climates are expected to continue to affect the demand for KHD’s products and services during the coming months. The market price of the KHD Shares may decrease if investors have concerns that our business, financial condition and results of operations will continue to be negatively impacted by the worldwide economic downturn.
Any significant deflation may negatively affect KHD’s business, results of operations and financial condition.
Deflation is the risk that prices throughout the economy may decline, which may reduce the amount of royalty we receive from our interest in Wabush. Deflation may also result in the decrease of the price of cement which may result in our customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for our products and services, which may adversely affect our business, results of operations and financial condition.
Changes in the market price of the commodities that underlie royalty, working and other interests will affect the profitability of KHD and the revenue generated therefrom.
The revenue derived by KHD from its interest in the Wabush iron ore mine will be significantly affected by changes in the market price of the commodities underlying the royalties, working interests and investments. KHD’s revenue will be particularly sensitive to changes in the price of iron ore. Commodity prices, including the price of iron ore, fluctuate on a daily basis and are affected by numerous factors beyond the control of KHD, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.
All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties or working interests applicable to one or more relevant commodities. The broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material and adverse effect on KHD’s profitability, results of operation and financial condition.
The operation of the Wabush iron ore mine is determined by generally determined by a third party operator and KHD has limited decision making power as to how these properties are operated. The operator’s failure to perform could affect the revenues generated by KHD.
The revenue derived from the Wabush iron ore mine is based on production generated its third party operator. The operator will generally have the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine and decisions about the marketing of products extracted from the mine. The interests of the third party operator and those of KHD may not always be aligned. As an example, it will, in almost all cases, be in the interest of KHD to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as they are at risk on the cost of development and operations. The inability of KHD to control the operations of the Wabush iron ore mine may result in a material and adverse effect on KHD’s profitability, results of operation and financial condition. Similar adverse effects may result from any other royalty interests KHD may acquire pertaining to other parties that are primarily operated by a third party operator.
KHD may be unable to successfully acquire additional royalty interests.
KHD currently only has an indirect royalty interest in the Wabush iron ore mine. Its future success depends upon its ability to acquire royalty interests at appropriate valuations, including through corporate acquisitions, to diversify its royalty portfolio. KHD anticipates that most of its revenues will be derived from royalty interests that it acquires or finances, rather than through exploration and development of properties. There can be no assurance that KHD will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favorable terms. In addition, KHD faces competition in the acquisition of royalty interests. It may also experience negative reactions from the financial markets if it is unable to successfully complete acquisitions of royalty interests or businesses that own desired royalty interests. Each of these factors may adversely affect the trading price of the New KHD Shares or KHD’s financial condition or results of operations.
KHD’s revenues will be subject to operational and other risks faced by operators of its mining properties.
Although KHD is not expected to pay capital costs or operating costs, its financial results will be subject to hazards and risks normally associated with developing and operating mining properties, both for the properties where it may conduct exploration or indirectly for properties operated by others in which KHD may hold royalty interests. These risks include:
•	insufficient ore reserves;

•	fluctuations in production costs incurred by operators or third parties that may make mining of ore uneconomical or impact the amount of reserves;

•	declines in the prices of resources;

•	mine operating and ore processing facility problems;

•	economic downturns and operators’ insufficient financing;

•	significant environmental and other regulatory permitting requirements and restrictions;

•	challenges by non-mining interests to existing permits and mining rights, and to applications for permits and mining rights;

•	community unrest and labor disputes;

•	geological problems;

•	pit wall or tailings dam failures;

•	natural catastrophes such as floods or earthquakes; and

•	the risk of injury to persons, property or the environment.
Operating cost increases could have a negative effect on the value of, and income from, any royalty interests we may acquire by potentially causing an operator to curtail, delay or close operations at a mine site.
KHD may have limited access to data and disclosure regarding the operation of properties, which could affect its ability to enhance a royalty’s performance.
As a royalty holder, KHD may have limited access to data on the operations or to the actual properties themselves. This could affect its ability to enhance a royalty’s performance. It could also result in delays in cash flow from that anticipated by KHD based on the stage of development of Wabush. KHD’s royalty payments may be calculated by the royalty payors in a manner different from KHD’s projections and KHD may or may not have rights of audit with respect to such royalty interests.
KHD may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business, and the failure to operate its business effectively could have a material and adverse effect on its profitability, financial condition and results of operations.
KHD is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of KHD are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, KHD will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to KHD’s success and there can be no assurance of such success. If KHD is not successful in attracting and training qualified personnel, KHD’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.
KHD will be dependent on the payment of royalties by the owners and operators of its royalty interests, and any delay in or failure of such royalty payments will affect the revenues generated by the Wabush iron ore mine or any other royalty interests KHD may acquire.
KHD will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of its royalty interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. KHD’s rights to payment under the royalties will likely have to be enforced by contract. This may inhibit its ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which KHD has or may acquire a royalty interest may result in a material and adverse effect on KHD’s profitability, results of operation and financial condition.
Increased competition for royalty interests and resource investments could adversely affect KHD’s ability to acquire additional royalty and other investments in resources.
Many companies are engaged in the search for and the acquisition of resources, and there is a limited supply of desirable resource interests. The resource businesses are competitive in all phases. Many companies are engaged in the acquisition of royalty interests in resource properties, including large, established companies with substantial financial resources, operational capabilities and long earnings records. KHD may be at a competitive disadvantage in acquiring royalty interests in these resource properties as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that KHD will be able to compete successfully against other companies in acquiring royalty interests in additional resource properties. KHD’s inability to acquire additional royalty interests in resource properties may result in a material and adverse effect on KHD’s profitability, results of operation and financial condition.
Royalty and other interests may not be honoured by operators of a project.
Royalty and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty and other interests do not abide by their contractual obligations, KHD would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to KHD, it may have a material and adverse effect on KHD’s profitability, results of operations and financial condition.
General Risks Faced by KHD
Shareholders’ interests will be diluted and investors may suffer dilution in their net book value per share if KHD issues additional New KHD Shares or raise funds through the sale of equity securities.
KHD’s constating documents will authorize the issuance of the Class A Shares, the New KHD Shares and Class A preferred shares. In the event that KHD is required to issue any additional common shares or enter into private placements to raise financing through the sale of equity securities, Shareholders’ interests will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If KHD issues any such additional New KHD Shares, such issuances will also cause a reduction in the proportionate ownership of all other Shareholders. Further, any such issuance may result in a change of control of our company.
KHD’s constating documents contain indemnification provisions and it has entered into agreements indemnifying its officers and directors against all costs, charges and expenses incurred by them.
KHD’s constating documents contain indemnification provisions and it has entered into agreements with respect to the indemnification of its officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of KHD. Such limitations on liability may reduce the likelihood of litigation against KHD’s officers and directors and may discourage or deter Shareholders from suing its officers and directors based upon breaches of their duties to KHD, though such an action, if successful, might otherwise benefit KHD and the Shareholders.
Certain factors may inhibit, delay or prevent a takeover of KHD which may adversely affect the price of the New KHD Shares.
Certain provisions of KHD’s charter documents and the corporate legislation which govern it may discourage, delay or prevent a change of control or changes in our management that Shareholders may consider favourable. Such provisions include authorizing the issuance by the Board of preferred stock in series, providing for a classified Board with staggered, three-year terms and limiting the persons who may call special meetings of Shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire New

KHD Shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of the New KHD Shares could decline.
Fluctuations in interest rates and foreign currency exchange rates may affect KHD’s results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of KHD’s financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of its fixed interest rate financial instrument assets and a decrease in market interest rates may increase the fair value of its fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of its equity.
Similarly, fluctuations in foreign currency exchange rates may affect the fair value of KHD’s financial instruments sensitive to foreign currency exchange rates. KHD’s reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of its financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of its financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in KHD’s equity.
Under the Shareholders Agreement, KHD will appoint the Custodian to exercise the voting rights attached to the KID Shares that will be held by KHD after completion of the distribution of the KID Shares and there is no assurance that the Custodian will act in the best interests of KHD or the Shareholders.
As part of KHD’s stated goal of enhancing long-term value for Shareholders by taking steps to create two independent, publicly traded companies and allow KHD to focus on the mineral royalty business, KHD intends to enter into the Shareholders Agreement whereby it appoints the Custodian to direct the voting of the KID Shares that will be held by KHD after completion of the distribution of the KID Shares. It is anticipated that, subject to satisfying all of the necessary requirements, the entering into of the Shareholders Agreement may permit KHD to deconsolidate KID’s financial position and results prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. A number of factors could, however, impair KHD’s ability to deconsolidate its financial results, including the following:
•	the existence of any common directors or officers among KHD and KID;

•	the existence of any cross-guarantees between KHD and KID;

•	if the Custodian is an affiliate or related party of KID and/or KHD;

•	if the Custodian, through the direction of the voting of the KID Shares, fails to act in accordance with the terms of the Shareholders Agreement; and

•	if KHD is required to continue to guarantee the obligations of KIA and KID under the Facility subsequent to the completion of the Arrangement.
If KHD deconsolidates KID’s financial position and then is required to re-consolidate KID’s financial results, this could result in inconsistency in the reporting of financial results for KHD, or the lack of comparability over several financial periods, any of which could have material adverse consequences on the market price of the shares of KHD.
LEGAL PROCEEDINGS
KHD is subject to routine litigation incidental to its business and is named from time to time as a defendant in various legal actions arising in connection with KHD’s activities, certain of which may include large claims for punitive damages.
MATERIAL CONTRACTS
KHD has not, within the two years preceding the date of this Information Circular, entered into any contracts outside of the ordinary course of business that can be reasonably regarded as material to KHD. For a list of material contracts entered into by KHD in the ordinary course of business within two years preceding the date of this Information Circular, please see KHD’s annual report on Form 20-F filed on March 27, 2009 for the year ended December 31, 2008, which is incorporated into this Information Circular by reference.

In connection with the Arrangement, KHD proposes to enter into the Shareholders Agreement with the Custodian whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with its objective of deconsolidating KID’s financial position and results from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares owned by KHD at such time to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis, as KID would be deconsolidated from KHD in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID Shares and taking the other steps necessary to no longer control KID from an accounting perspective, the resulting accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
The Shareholder Agreement is to become effective immediately on the Effective Date and provides, among other things, that:
(a)	KHD will provide 10 days notice to the Custodian of any shareholder meeting of KID;

(b)	KHD will take all necessary steps to ensure that it can vote the KID Shares at any shareholder meeting of KID;

(c)	the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder or investor would do, always having regard to the best interests of the shareholders of KID, how to vote the KID Shares and will notify KHD no later than five calendar days prior to any shareholder meeting of KID as to how to vote the KID Shares;

(d)	KHD undertakes and covenants that it will vote the KID Shares, or such portion thereof as determined by the Custodian, in accordance with the instructions of the Custodian, except as set out in the Shareholders Agreement;

(e)	KHD will not be obligated to vote the KID Shares as determined by the Custodian if the Shareholders Agreement is effective or illegal under any prevailing law;

(f)	KHD will pay an annual fee to the Custodian and indemnify and save harmless the Custodian for all costs and expenses incurred in the performance of its obligations under the Shareholders Agreement;

(g)	in the event that KHD fails to comply with the voting instructions, or otherwise breaches the Shareholders Agreement, and such breach remains un-remedied after receipt of notice from the Custodian, then KHD is obliged to immediately distribute all of the KID Shares then owned to the Shareholders;

(h)	the Shareholders Agreement will terminate once KHD has distributed all of the KID Shares that it owns from time to time;

(i)	immediately upon the completion of any transfer, sale or other disposition of any of the KID Shares, the obligation to vote any such KID Shares as directed by the Custodian will terminate; and

(j)	each of KHD and the Custodian may terminate the Shareholders Agreement for cause, as such term is defined under German high court rulings, including, without limitation, for serious and persistent misconduct, breach of the Shareholders Agreement or persistent failure to comply with the terms of the Shareholders Agreement.

The Custodian under the Shareholders Agreement will be identified prior to the Effective Date. In order to achieve the goal of no longer controlling KID from an accounting perspective and the resulting accounting presentation of KHD on a deconsolidated basis, the Custodian has to be a party which is not related to or affiliated with KHD and KID, or any of their respective directors or officers, and includes any party that would be expected to result in KHD having to consolidate its holding in KID.
KHD has yet to identify a party that will act as the Custodian. If KHD is unable to indentify a party who is willing to act as the Custodian on or before the Effective Date, then KHD may not be able to achieve its goal of taking all steps necessary to deconsolidate the financial position and results of KID from those of KHD and will not proceed with the Arrangement.
The preceding description of the material terms and conditions of the Shareholders Agreement is qualified in its entirety by the full text of the Shareholders Agreement which is attached as Schedule P to this Information Circular. Shareholders are encouraged to read the Shareholders Agreement in its entirety.
TAX CONSEQUENCES
Certain tax consequences relating to the Arrangement that may be material to some Shareholders are summarized in the Information Circular to which this Schedule is attached under the headings “Certain Canadian Income Tax Consequences” and “Certain United States Income Tax Consequences”. This summary is however not exhaustive and Shareholders are cautioned not to rely on the disclosure provided thereby and should consult their own tax advisor regarding the income tax consequences of the Arrangement.
INTEREST OF EXPERTS
Except as otherwise disclosed herein, none of the experts hired by KHD have any material interest, direct or indirect, by way of beneficial ownership in KHD.
AUDITORS AND AUDIT COMMITTEE
It is expected that upon completion of the Arrangement, Deloitte & Touche, LLP, Chartered Accountants, will continue to act as auditors of KHD. In addition, it is expected that the Audit Committee will continue to be comprised of Gerhard Rolf, Silke Stenger and Indrajit Chatterjee. Each member is independent and financially literate as such terms are defined in National Instrument 52-110 Audit Committees.
FINANCIAL STATEMENT DISCLOSURE FOR KHD
The following financial statements of KHD are incorporated by reference into this Information Circular:
•	KHD audited consolidated annual financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, as filed on SEDAR at www.sedar.com on March 27, 2009; and

•	KHD unaudited consolidated interim financial statements for the nine months ended September 30, 2009 and 2008, as filed on SEDAR at www.sedar.com on November 16, 2009.
The following financial statements of KHD are included in this Information Circular:
•	KHD unaudited pro forma financial statements reflecting the disposition of the industrial plant technology, equipment and service business comprising a balance sheet as at September 30, 2009 and a statement of income for the nine months ended September 30, 2009 and year ended December 31, 2008, located at Schedule E to this Information Circular.
ADDITIONAL INFORMATION
KHD files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of KHD may contact KHD by writing to KHD’s

Secretary to request copies of KHD’s financial statements and MD&A. Financial Information is provided in KHD’s comparative financial statements and MD&A for the financial year ended December 31, 2008.

SCHEDULE E
KHD PRO FORMA FINANCIAL STATEMENTS AS AT AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED BALANCE SHEETS
September 30, 2009
(United States Dollars in Thousands)
(Unaudited)

							Pro Forma Giving
			Pro Forma				Effect to
			Giving Effect				Shareholders
			to Distribution				Agreement and
			of 26% of KID				Plan of
	Historical	Note 1	Shares	Note 2	Note 3	Note 4	Arrangement

ASSETS
Current Assets
Cash and cash equivalents	407,423	(1,211)	406,212	(304,433)	28,190	(5,300)	124,669
Securities	6,034		6,034	(6,016)	2,174		2,192
Restricted cash	27,135		27,135	(27,135)	29		29
Accounts receivable, trade	77,904		77,904	(77,677)	127		354
Other receivables	22,864		22,864	(17,449)	1,034		6,449
Inventories	78,112		78,112	(77,760)	—		352
Contract deposits, prepaid and other	55,610		55,610	(55,101)	319		828
Future income tax assets	6,238		6,238	(3,562)	—		2,676
Assets held for sale	26,600		26,600	(26,600)	—		—

Total current assets	707,920	(1,211)	706,709	(595,733)	31,873	(5,300)	137,549
Non-current Assets
Notes receivable	12,214		12,214	—	—		12,214
Investment in parent company			—	(34,667)	27,944	6,723	—
Property, plant and equipment	1,738		1,738	(4,405)	3,057		390
Interest in resource property	26,975		26,975	—	—		26,975
Equity method investments	43		43	(43)	20		20
Future income tax assets	14,099		14,099	(4,634)	—		9,465
Investment in former subsidiaries			—	91,076	—		91,076
Other non-current assets	872		872	(872)	—		—
Assets held for sale	302		302	(721)	419		—

Total non-current assets	56,243	—	56,243	45,734	31,440	6,723	140,140

	764,163	(1,211)	762,952	(549,999)	63,.314	1,423	277,689

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	138,484		134,484	(139,248)	14,674	1,423	15,333
Progress billings above costs and estimated earnings on uncompleted contracts	148,964		148,964	(148,964)	—		—
Advance payments received from customers	13,033		13,033	(13,033)	233		233
Income tax liabilities	8,671		8,671	(8,496)	83		258
Deferred credit, future income tax assets	2,676		2,676	—	—		2,676
Accrued pension liabilities, current portion	2,119		2,119	(2,119)	—		—
Provision for warranty costs, current portion	27,294		27,294	(27,294)	—		—
Provision for restructuring costs	10,404		10,404	(10,404)	—		—
Provision for supplier commitments on terminated customer contracts	22,546		22,546	(22,546)	—		—
Liabilities related to assets held for sale	21,574		21,574	(21,574)	—	—	—

Total current liabilities	395,765		395,765	(393,678)	14,990	1,423	18,500
Long-term Liabilities
Long-term debt, less current portion	11,891		11,891	(11,891)	11,891		11,891
Accrued pension liabilities, less current portion	29,652		29,652	(29,652)	299		299
Provision for warranty costs, less current portion	16,208		16,208	(16,208)	—		—
Deferred credit, future income tax assets	4,389		4,389	(4,389)	—		—
Future income tax liability	12,092		12,092	(12,092)	—		—
Other long-term liabilities	6,809		6,809	(6,809)	—		—
Liabilities related to assets held for sale	2,404		2,404	(2,404)	—		—

Total long-term liabilities	83,445	—	83,445	(83,445)	12,190	—	12,190

Total liabilities	479,210	—	479,210	(477,123)	27,180	1,423	30,690
Minority Interests	5,177	32,067	37,244	(37,244)	—		—
Shareholders’ Equity	279,776	(33,278)	246,498	(35,632)	36,133		246,999

	764,163	(1,211)	762,952	(549,999)	63,313	1,423	277,689

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For Nine Months Ended September 30, 2009
(United States Dollars in Thousands, Except Earnings per Share)
(Unaudited)

						Pro Forma
						Giving Effect
			Pro Forma			to
			Giving Effect			Shareholders
			to Distribution			Agreement and
			of 26% of			Plan of
	Historical	Note 1	KID Shares	Note 2	Note 3	Arrangement

Revenues	$366,208		366,208	(366,208)		—
Cost of revenues	296,160		296,160	(296,160)		—
Reduction in loss on terminated customer contracts	(76)		(76)	76		—

Gross profit	70,124		70,124	(70,124)	—	—

Income from interest in resource property	8,552		8,552	—		8,552
Selling, general and administrative expense	(55,467)		(55,467)	45,300	(2,565)	(12,732)
Stock-based compensation recovery — selling, general and administrative	210		210	2,144		2,354
Restructuring costs	(10,836)		(10,836)	11,601	(765)	—

Operating income	12,583		12,583	(11,079)	(3,330)	(1,826)

Interest income	5,962		5,962	(6,011)	333	284
Interest expense	(2,024)		(2,024)	1,554		(470)
Foreign currency transaction (losses) gains, net	(733)		(733)	(1,211)		(1,944)
Share of loss of equity method investee	(278)		(278)	278		—
Settlement of investment in preferred shares of former subsidiaries	(9,538)		(9,538)	—		(9,538)
Other income (expense), net	3,038		3,038	(4,848)	2,067	257

Income (loss) before income taxes and minority interests from continuing operations	9,010		9,010	(21,317)	(930)	(13,237)
Provision for income taxes:
Income taxes	(5,374)		(5,374)	8,182		2,808
Resource property revenue taxes	(1,941)		(1,941)	—		(1,941)

	(7,315)		(7,315)	8,182	—	867

Income (loss) before minority interests from continuing operations	1,695		1,695	(13,135)	(930)	(12,370)
Minority interests	(469)	3,385	2,916	(3,268)	352	—

Net income (loss)	1,226	3,385	4,611	(16,403)	(578)	(12,370)

Basic earnings (loss) per share	$0.04		0.15			(0.41)

Diluted earnings (loss) per share	$0.04		0.15			(0.41)

Weighted average number of common shares outstanding
- basic	30,385,985		30,385,985			30,385,985
- diluted	30,385,985		30,385,985			30,385,985
The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2008
(United States Dollars in Thousands, Except Earnings per Share)
(Unaudited)

						Pro Forma
			Pro Forma			Giving Effect
			Giving			to
			Effect to			Shareholders
			Distribution			Agreement
			of 26% of			and Plan of
	Historical	Note 1	KID Shares	Note 2	Note 3	Arrangement

Revenues	$638,354		638,354	(638,354)		—
Cost of revenues	516,631		516,631	(517,241)	610	—
(Reduction in) loss on terminated customer contracts	31,966		31,966	(31,966)		—

Gross profit	89,757	—	89,757	(89,147)	(610)	—

Income from interest in resource property	27,185		27,185			27,185
Selling, general and administrative expense	57,996		57,996	(40,503)	3,257	20,750
Stock-based compensation (recovery) expense selling, general and administrative	4,401		4,401	(3,419)		982

Operating income	54,545	—	54,545	(45,225)	(3,867)	5,453

Interest income	21,449		21,449	(18,208)	1,429	4,670
Interest expense	(2,291)		(2,291)	2,198		(93)
Foreign currency transaction gains (losses), net	2,149		2,149	1,823		3,972
Loss on investments in preferred shares in former subsidiaries	(55,076)		(55,076)			(55,076)
Share of profit (loss) of equity method investees	(272)		(272)	272		—
Other income (expense), net	(8,072)		(8,072)	5,527	2,889	344

Income (loss) before income taxes and minority interests from continuing operations	12,432	—	12,432	(53,613)	451	(40,730)
Recovery of (provision for) income taxes:
Income taxes	(12,800)		(12,800)	17,217		4,417
Resource property revenue taxes	(5,864)		(5,864)	—		(5,864)

	(18,664)	—	(18,664)	17,217	451	(1,447)

Income (loss) before minority interests from continuing operations	(6,232)	—	(6,232)	(36,396)	—	(42,177)
Minority interests	(720)	9,475	8,755	(9,522)	767	—

Net income (loss)	$(6,952)	9,475	2,523	(45,918)	1,218	(42,177)

Basic earnings (loss) per share	$(0.23)		0.08			(1.39)

Diluted earnings (loss) per share	$(0.23)		0.08			(1.39)

Weighted average number of common shares outstanding
- basic	30,401,018			30,401,018		30,401,018
- diluted	30,401,018			30,602,626		30,401,018
The accompanying notes are an integral part of these consolidated financial statements.

KHD Humboldt Wedag International Ltd.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
These pro forma consolidated financial statements are prepared giving effect to the plan of arrangement whereby KHD Humboldt Wedag International Ltd. (“KHD”) will distribute, as a first tranche, approximately 26% of the issued shares of KHD Humboldt Wedag International (Deutschland) AG (“KID”) (the “Plan of Arrangement”). The intention is to divide KHD into two independent publicly traded companies, with one focused on the industrial plant technology, equipment and service business and the other focused on the mineral royalty business, through the distribution of the balance of the KID shares that it owns in one or more tranches in the future in a tax efficient manner.
As part of the proposed Plan of Arrangement, KID, in addition to the industrial companies it currently holds, will acquire all other KHD industrial operating companies which KID currently does not hold from KHD. A cash dividend amounting to $65.8 million will be declared and paid by KID to its shareholders. Subsequently, KHD will distribute approximately 4,322,844 shares of KID to KHD shareholders on a pro rata basis, on the basis of one KID common share for every seven KHD shares. KHD will retain certain assets and liabilities of the industrial group which do not relate to the core business operations of the industrial group.
These pro forma consolidated financial statements are also prepared giving effect to a proposed shareholders agreement (the “Shareholders Agreement”) to be entered into between KHD and an independent third party corporate shareholder of KID (to be determined) with respect to the remaining 72% of the KID shares held by KHD. Under the Shareholders Agreement, KHD will agree to vote the shares of KID held by KHD as instructed by the shareholder who will be party to the Shareholders Agreement. The pro forma consolidated financial statements assume that as a result of the Shareholders Agreement, and other steps to separate KHD and KID, KHD will no longer have control over the KID shares. These pro forma consolidated financials statements reflect the resulting deconsolidation of the assets and liabilities of KID assuming KHD is able to take all steps necessary to no longer control KID from an accounting perspective.
Pro forma consolidated balance sheet
The pro forma consolidated balance sheet is prepared as if the Plan of Arrangement were completed as of September 30, 2009. The following adjustments have been reflected in the pro forma balance sheet and are assumed to have been completed on September 30, 2009:
1.	Completion of the Plan of Arrangement pursuant to which KID paid a cash dividend of Euro 45.0 million (approximately $65.8 million of which $1.2 million was paid to minority shareholders) to KHD and other KID shareholders and KHD distributed approximately 26% of the shares of KID to KHD shareholders on a pro rata basis.

2.	Deconsolidation of the assets and liabilities of the industrial plant technology, equipment and service business as a result of the execution of the Shareholders Agreement and other steps to be undertaken by KHD.

3.	Recognition of certain assets and liabilities of the industrial plant technology, equipment and service business which did not relate to the core operations of the industrial plant technology, equipment and service business and are to be retained by KHD.

4.	Settlement of KHD and KID intercompany accounts and shareholdings in cash.
The pro forma balance sheet reflects the assumption that management will be able to distribute the shares of KID in a tax neutral manner.
Pro forma consolidated statements of operations
The pro forma consolidated statements of operations are prepared as if the Plan of Arrangement were completed at the commencement of each accounting period presented. The following adjustments have been reflected in the pro forma statements of operations:

1.	Recognition of additional minority interest as a result of the distribution of 26% of the shares of KID.
2.	Deconsolidation of the operations of the industrial plant technology, equipment and service business from KHD’s historical statement of operations as a result of the execution of the Shareholders Agreement and other steps to be taken by KHD.
3.	Elimination of intercompany revenues and expenses between KID and KHD.
These pro forma financial statements do not reflect the costs of the transactions.

SCHEDULE F
INFORMATION CONCERNING KID POST-ARRANGEMENT
Unless the context otherwise requires, capitalized terms used in this Schedule F that are not defined herein have the meanings ascribed to such terms in the Information Circular to which this Schedule F is attached. All references to dollar amounts in this Schedule F are to United States dollars unless expressly stated otherwise.

INTRODUCTION	117
NAME AND INCORPORATION	117
INTERCORPORATE RELATIONSHIPS	117
DESCRIPTION OF KID’S BUSINESS	118
PROPERTY, PLANT AND EQUIPMENT	122
SELECTED FINANCIAL INFORMATION	122
DESCRIPTION OF SHARE CAPITAL	123
OPTIONS TO PURCHASE SHARES OF KID	125
ESCROWED SECURITIES	125
PRINCIPAL SHAREHOLDERS	125
DIRECTORS AND OFFICERS	125
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	131
CONFLICTS OF INTEREST	132
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	132
RISK FACTORS	132
LEGAL PROCEEDINGS	143
MATERIAL CONTRACTS	143
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	144
TAX CONSEQUENCES	144
INTEREST OF EXPERTS	144
AUDITORS AND AUDIT COMMITTEE	144
FINANCIAL STATEMENT DISCLOSURE FOR KID	144
ADDITIONAL INFORMATION	145

INTRODUCTION
The following is a description of KID prior to and following the completion of the Arrangement.
NAME AND INCORPORATION
KID, a subsidiary of KHD, is a stock corporation organised under the laws of the Federal Republic of Germany. It was recorded in the commercial register under the name of “Maschinenfabrik Fahr Aktiengesellschaft Gottmadingen” on October 24, 1911. The corporate seat of KID was moved to Cologne and the company was entered into the commercial register of the local court of Cologne on December 12, 2001. Pursuant to a resolution of the shareholders passed at a general meeting of the shareholders of KID held on September 29, 2004, KID changed its name to “MFC Industrial Holdings AG”. Pursuant to a resolution of the shareholders passed at a general meeting of the shareholders held on November 13, 2006, KID changed its name to “KHD Humboldt Wedag International (Deutschland) AG”. At the KID Meeting, to be held on March 23, 2010, the shareholders of KID will be asked to approve a change of KID’s name to “KHD Humboldt Wedag International AG”.
KID’s registered seat and head office is located at Colonia-Allee 3, 51607 Cologne, Germany. The telephone number of KID is 0049.221.6504.1006 and the internet address is www.khd-hv.com.
As more fully described below, upon completion of the Arrangement, KID will hold, directly and indirectly, all of KHD’s industrial plant technology, equipment and service business.
INTERCORPORATE RELATIONSHIPS
It is expected that upon completion of the Arrangement, the direct and indirect subsidiaries of KID will be as follows:

	Jurisdiction of	KID’s
	Incorporation	Beneficial
Name of Subsidiary	or Organization	Shareholding

KHD Humboldt Wedag AG	Germany	100%
Humboldt Wedag India Private Ltd.	India	100%
Humboldt Wedag Australia Pty Ltd.	Australia	100%
Humboldt Wedag Inc.	Delaware	100%
EKOF Flotation GmbH	Germany	100%
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.	China	100%
ZAB Zementanlagenbau GmbH Dessau	Germany	98.2%
Humboldt Wedag GmbH	Germany	98.2%
KHD Engineering Holding GmbH	Austria	50%
KHD Humboldt Engineering OOO	Russia	50%
OAO Sibgiprozoloto	Russia	50%

	Jurisdiction of	KID’s
	Incorporation	Beneficial
Name of Subsidiary	or Organization	Shareholding

Blake International Limited	British Virgin Islands	100%
KHD Humboldt Wedag Industrial Services AG	Germany	88%
HIT Paper Trading GmbH	Austria	88%
Paper Space GmbH	Germany	88%
DESCRIPTION OF KID’S BUSINESS
General
KID is currently the primary holding company of KHD’s industrial plant technology, equipment and service business. Upon completion of the Arrangement, it is expected that all of KHD’s current industrial plant technology, equipment and service business will be held, directly and indirectly, by KID.
During fiscal year 2009, KHD focused on the industrial plant technology, equipment and service business for the cement and mining industries and on maintaining leadership in supplying technologies, equipment and engineering services for the cement and mining sectors, as well as designing and building plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds. However, in the fourth quarter of 2009, KHD divested its interest in its coal and minerals customer group, exclusive of its roller press technologies and capabilities utilized for mining applications, such that the business of KHD began to be focused on the cement industry. As a result, the business of KID will also be focused on the cement industry, although it will also continue to market its roller press technologies and capabilities for mining applications. The roller press is a proprietary technology which was initially developed for KHD’s cement customer group but has been subsequently and successfully used in the mining sector.
KID is a leader in supplying technologies, engineering and equipment for cement processing. Its major customer group is expected to be businesses in the cement industry. KID will supply plant systems as well as machinery and equipment worldwide for the manufacture of cement, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. It will design and provide equipment that produces clinker and cement and will offer basic engineering, detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. It is expected that KID will have operations in India, Europe, China, Germany and the United States.
KID will focus on its core strengths of design, engineering, manufacturing, erection and commissioning of cement plants worldwide. Except for certain specialty machines, it will either purchase equipment locally or outsource equipment fabrication to its specifications at facilities in a project’s host country, under terms similar or more stringent than those imposed by its customers.
The scope of KID’s activities will range from the examination and analysis of deposits, scale-up tests in its own test centers, technical consulting, design and engineering for plants that produce clinker and cement, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, raw material testing, research and development, erection and commissioning, personnel training and pre and post sales service. Specific services that KID will provide are expected to include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical), automation services and project management. It will supervise the erection and perform the commissioning of its equipment and will train customer personnel on site.

The manufacturing of products will be outsourced (according to KID’s specifications) to lower cost platforms and, to this end, project host countries.
These services will be provided with respect to new cement plants, as well as to assist with the upgrading of existing plants. In certain instances, services will be provided against irrevocable letters of credit with prepayment and subsequent payment milestones. KID will provide these services either directly to the owner, as a member of a team for the provision of a full equipment line that includes equipment specialists in the complementary fields of materials transport, blending, storage and packing, or as part of an overall turn-key team which would include members specializing in civil design and construction management. KID will continue to focus on the supply of equipment to customers. Its strategic approach to the market will be to be the leading supplier of innovative, environmentally compliant and energy efficient technologies focused on reduced operating and maintenance costs.
KID’s product range will focus on grinding and pyro-process technologies. The grinding technologies can be utilized in raw material, clinker and finished cement grinding, while the pyro-process equipment includes pre-heaters, kilns, burners and clinker coolers. KID has also developed a range of systems automation products, including process control systems and equipment optimization products.
KID will be headquartered in Cologne, Germany and operate internationally via four customer service centers servicing India, the Americas, Europe, the Middle East and Africa, and Russia/Commonwealth of Independent States (CIS), respectively.
RZB Bonding Facility
In order to be able to pursue its industrial plant technology, equipment and service business, KID will depend on the availability of adequate means of bonding (i.e. providing advance payment, performance or warranty bonds to customers).
On November 30, 2006, as amended June 10, 2008, October 27, 2008 and November 16, 2009, KIA, as the borrower, KHD, as the guarantor, and RZB entered into the Facility. The Facility provides for a loan capacity of up to €195 million and will expire on November 25, 2010, unless extended for another one year term. Under the Facility, security instruments such as sureties, stand-by letters of credit and guarantees may be granted to the customers of KHD and its subsidiaries. Utilization requests are made solely by KIA for the entire KHD group of companies. Individual subsidiaries of KHD have also each issued deficiency guarantees in favour of RZB as collateral for security instruments that may be granted to them under the Facility. These deficiency guarantees are independent payment guarantees in favour of RZB for the payment of the monies owed by KIA under the Facility. Each is paired with an assignment of all receivables and all present and future claims relating to the relevant underlying security instruments against customers of the KHD group of companies. in whose favour a security instrument (such as a stand-by letter of credit) is issued by RZB.
Subsequent to the completion of the Arrangement, KID will require access to the Facility to provide advance and performance or warranty bonds in relation to any equipment to be supplied by KID to its customers under irrevocable letters of credit provided by customers as payment security for the project. As a result, given that upon completion of the Arrangement both KIA and KHD will cease to be part of the same group with KHD as the parent company, KIA, KHD and KID are in the process of negotiating the transfer to KID of the Facility prior to the expiration of its current term. RZB has advised that KHD and KID are required to obtain the consent of RZB to the distribution of the KID Shares prior to such distribution and prior to the transfer of the bonding line to KID. RZB has indicated that it will approve the distribution of the KID Shares subject to the following terms:
•	the terms of the bonding line will remain unchanged and in effect until the end of its term in November 2010;

•	KHD will remain the guarantor, including with respect to all existing restrictive covenants which will remain in place until at least November 2010, at which time KHD may cease to be the guarantor of new bonds;

•	KID shall accede to the bonding line as an additional guarantor effective as of the date of the distribution of the KID Shares but without providing any of its own representations, warranties or covenants; and

•	immediately upon the distribution of the KID Shares, all parties will undertake best efforts to transfer the bonding line to KID, either with KHD as guarantor until at least November 2010, or as the parties will then commercially agree.
Assuming that the consent of RZB to the distribution of the KID Shares is obtained, upon completion of the Arrangement KHD will continue to guarantee the obligations of KIA and, following the proposed transfer, KID, under the Facility until at least November 2010. As of the date of this Information Circular, the consent of RZB has not been obtained, however RZB has advised that it will notify KHD and KID as to whether it approves of the distribution of the KID Shares by March 20, 2010.
Research and Development
Focused on industrial plant technology, equipment and service sectors, KID’s research and development is orientated to its clients’ requirements and is done by a team of specialized engineers in various disciplines, supported by testing and analysis facilities with wide-ranging capabilities organized by application of efficient project-management. Its research and development activities aim to produce environmentally friendly sustainable products which are energy efficient and technically and economically optimized for the cement process. The entire research and development team comprises 72 employees covering product management, product and process development, as well as the test laboratory. Also included in this group is process engineering to support the global sales effort.
Recent research activities include further development of clinker cooler, compact mills and waste fuel combustion chambers. Other current proprietary research activities are addressing grinding surface materials and designs, expert systems, burners and standardization of plant equipment for packaged complete solutions for grinding and pyro-processing applications.
In particular, the research and development program focuses on technological options to reduce carbon dioxide (CO2) and other gaseous and solid emissions from the industrial production processes. These accrue mainly from gaseous carbon dioxide (CO2) and other emissions as exhaust gas from contributions of the consumption of electrical energy, use of primary fuels and the calcining process of cement manufacturing.
The approach to reduce gaseous carbon dioxide (CO2) emissions from industrial combustion processes is based on new means to utilize waste and specifically biomass-derived fuels. New processes to capture gaseous carbon dioxide (CO2) from flue gases are being investigated and eventually developed.
The approach to reduce the consumption of electrical energy focuses on the application of high pressure comminution technologies to substitute relatively inefficient conventional crushing and grinding processes presently used in the cement and mining industry.
Other technologies are developed and incorporated to minimize the gaseous and solid emissions from the cement plant. Among others these include NOx, SOx, CO and particulate. KHD continues to develop products and process required to meet the stricter governmental environmental standards throughout the world.
Additionally, the new technologies are controlled by efficiency-boosting automation concepts, which KID will aim to develop.
Existing Market Conditions
It is anticipated that the current economic conditions will continue to adversely impact the international construction market due to weak demand, as well as the fact that construction projects are often dependent on the availability of financing. Some of KID’s customers are reliant upon access to credit and equity capital markets to finance the projects for which they use KID’s products and services. If the future economic environment continues to be less favourable than it has been in recent years, KID may experience difficulties due to the reduced ability of customers to finance projects and, therefore, reduced future demand for KID’s products and services. These adverse economic conditions could lead to lower than expected revenues for KID in future years.
Competition
There are major competitors in the industrial plant technology, equipment and service business. Those competitors include: FLSmidth & Co. A/S, Polysius AG, Sinoma International Engineering Company Ltd., Claudius Peters Group GmbH, Loesche GmbH and Gebrüder Pfeiffer AG. All of these companies are international companies with significant resources, capital and access to information.
KID’s competitors in the cement industry can be segmented into two different types of companies:
•	full equipment line suppliers which are companies providing either a similar, or even broader range of equipment services to the cement industry; and

•	part line competitors which are companies focusing on a smaller range of equipment and technologies.
The market for cement equipment has three globally active, full equipment line suppliers. These are FLSmidth & Co. A/ S, Polysius AG and Sinoma International Engineering Company Ltd., who are also able to offer turn-key solutions independently. KID, by comparison, in providing turn-key solutions, will have to cooperate with reputed technology and civil construction partners who can provide the required construction and equipment that is ancillary to KID’s proprietary equipment.
With respect to single machinery equipment for the cement industry, KID will compete with part-line suppliers, such as Claudius Peters Group GmbH, which focuses on clinker cooling, Loesche GmbH and Gebrüder Pfeiffer AG, which focus on raw and finished materials grinding, and IKN GmbH, which focuses on cooler technology.
Sales and Distribution Channels
While it is expected that KID will provide services throughout the world through its subsidiaries and representative offices, it is expected that sales and marketing efforts will be developed and coordinated by KID’s sales and marketing team. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is usually well known and anticipated by KID and its competitors. However, opportunities in the after-sales markets are identified by diligent and constant interaction with operating plant managers. The sales efforts are technical in nature, and consequently the staff will consist of senior experienced engineers.
KID’s sales organization comprises a central structure based in Cologne, Germany as well as regional organizations in four customer services centres. The sales organization are managed by a head of sales and services, based in Cologne, which reports to the management board. The sales team in Cologne is responsible for providing the strategic direction for sales and marketing as well as global tendering for projects. The purpose of KID’s customer services centres will be to be located close to its customer base and to provide local input necessary to win projects and supply contracts.
The sales organization is structured both regionally and by customer. Sales employees are allocated to a particular region (Americas / EMEA (Asia Pacific) / India / Russia & CIS) or are responsible for certain customers (key account managers).
KID will also utilize sales agents to access markets where it is not present. These agents will be paid on a commission basis.
KID’s sales and after-sales department comprised more than 50 professionals as at December 31, 2009. The sales efforts are technical in nature, and hence most of the sales force are trained and experienced engineers.

KID’s sales process can be divided into two distinct parts: sales and tendering. Sales are responsible for identifying opportunities as a first step and these opportunities are then given to the tendering team, who are responsible for the decision whether to proceed with that opportunity.
Proper preparation of a proposal is a major effort, and in the case of a new plant, can represent an investment in excess of $1 million. The customer usually starts by providing a sample of the raw material to be processed, as well as specifications for production capacity, energy requirements, emission limits, product quality, etc. KID must analyze the sample in its test center, complete preliminary engineering to a sufficient extent so that the major components can be sized, prepare arrangement plans, and in the case of expansions, develop connection details and shutdown requirements. Consequently, the decision to bid is strategic and must be made considering other opportunities available at the time, commitment load by geographic region, country risk, history with the customer (e.g. have they purchased KID’s or competitor’s lines in the past), bonding capacities and the availability of financing. Before a bid is offered to a customer, the key account manager must present it to an executive committee for authorization.
Patents and Licenses
KID will supply technology, equipment and engineering/design services for cement, coal and minerals processing, although its dealings with customers in the mining sector will be limited to the provision of roller press applications. On an international basis, it will offer clients engineering services, machinery, plant and processes as well as process automation, installation, commissioning, staff training and after-sales services. In the course of its business, KID has, and will develop, intellectual property which it protects using the international patent registering processes. KID licenses the intellectual property and other rights to use certain parts of its technology to its subsidiaries, suppliers and clients. In total, KID currently holds 370 patents, has 120 patent applications currently pending, and holds approximately 440 trademarks.
PROPERTY, PLANT AND EQUIPMENT
KID’s principal business is the design and engineering of equipment for cement plants around the world. The fabrication of much of this equipment generally takes place in the area as close to a project as possible, in order to generate domestic employment activity and minimize costs. KID maintains a sustainable cooperative relationship with its former workshop in Cologne, Germany which was sold to the McNally Bharat in October, 2009 and is currently operated by MBE Cologne Engineering GmbH (“MBE Engineering”). MBE Engineering leases space for an equipment repair facility in Cologne, Germany where certain specialized KID equipment is also fabricated. It is expected that KID will continue to lease the office space required for its engineering activities in Cologne after completion of the Arrangement. Its subsidiaries will also maintain offices in other parts of Germany, India, the USA, Russia, Australia and China.
SELECTED FINANCIAL INFORMATION
The following table summarizes selected combined financial data for the KHD Industrial Plant Technology, Equipment and Service Business prepared in accordance with Canadian generally accepted accounting principles for the three fiscal years ended December 31, 2008 and for the nine months ended September 30, 2009. The selected financial information should be read in conjunction with the KHD Industrial Plant Technology, Equipment and Service Business’s audited combined annual financial statements as at December 31, 2008 and 2007 and for the three years ended December 31, 2008 and unaudited combined interim financial statements as at and for the nine months ended September 30, 2009 and 2008, included at Schedules G and H, respectively, to this Information Circular.

Selected Financial Data
(Stated in United States dollars in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

	Nine Months Ended	Fiscal Year Ended December 31
	September 30, 2009	2008	2007	2006
Revenues	$366,208	$638,354	$580,391	$404,324
Operating income	13,580	45,225	48,480	41,441
Income from continuing operations	$15,519	$36,443	$48,635	$35,888
Loss from discontinued operation	—	—	(7,334)	(1,611)
Extraordinary gain	—	—	525	—
Net income	15,519	36,443	41,826	34,277

Total assets	706,913	697,170	648,619	N/A
Net assets	229,790	206,917	188,582	N/A
Long-term debt, less current portion	11,891	11,313	13,920	N/A
Shareholders’ equity	228,655	205,895	186,285	N/A
Dividend Policy
The management board and the Supervisory Board of KID may propose a dividend, which must be approved by shareholders prior to declaration.
DESCRIPTION OF SHARE CAPITAL
As of the date hereof, the share capital of KID is €33,142,552, divided into 16,571,276 shares, each representing a notional amount of €2, all such shares being issued. Upon completion of the Arrangement, it is expected that there will be the same number of shares of KID issued. At the KID Meeting, KID will ask its shareholders to approve an increase in the authorized capital of €16,571,276, by the issuance of up to 16,571,276 shares after the registration of the KID Split with the commercial register, for utilization within five years from the date of the KID Meeting, which is the longest period of time permitted under the AktG.
At the KID Meeting, KID will ask its shareholders to approve the KID Split. If approved, the KID Split will become effective upon the registration of same in the commercial register. Whether or not KID proceeds with the KID Split will be in the sole and complete discretion of the shareholders of KID.
Upon completion of the Arrangement and after the registration of the KID Split with the commercial register, KID’s share capital is expected to consist of €33,142,552, divided into 33,142,552 no par value, ordinary bearer shares. Shares of KID have been trading on the open market of the FSE since August 3, 1998.
Each share of KID carries one vote at the general shareholders’ meeting of KID. The shares of KID carry full dividend rights. The annual general shareholders’ meeting, which is held annually within the first eight months of each financial year, votes on the appropriation of any net profits and thus on the full or partial disbursement thereof, if any, to shareholders. The executive board and supervisory board are required to submit a proposal on the appropriation of profits, but the general shareholders’ meeting is not bound by such proposal. Individual shareholders have no claim to the distribution of dividends unless the general shareholders’ meeting has passed a resolution to that effect. Dividend claims become time-barred after three years. Where dividend coupons are submitted, the dividend claims become time-barred two years after the limitation period for submitting the relevant dividend coupon expires; this limitation period is four years and runs from the close of the year in which the dividend claim has fallen due. If the limitation period defence is raised, the dividends remain with KID. Once the global certificate(s) representing shares of KID have been deposited with Clearstream, Clearstream will automatically credit any dividends accruing on the shares of KID in the future to the securities account held at the respective custodian banks. Domestic custodian banks are subject to a corresponding obligation to their customers. Shareholders whose shares are held in custodial accounts at foreign institutions should inform themselves of the procedures applicable at such institutions.

If approved at the KID Meeting, the executive board of KID may, subject to the consent of the supervisory board, increase the share capital of KID from March 23, 2010 until March 22, 2015, on one or more occasions, by a total of up to €16,571,276 against cash contributions or contributions in kind by issuing up to 16,571,276 shares, after the registration with the commercial register of the KID Split. Generally, shareholders of KID will be entitled to pre-emptive rights. Statutory pre-emptive rights may also be granted by way of acquisition of the new shares by a group of credit institutions obligated to indirectly offer such shares to the shareholders for subscription. If approved at the KID Meeting, the executive board will be authorized, subject to the consent of the supervisory board, to exclude shareholders’ pre-emptive rights in the following cases:
(i)	in case of capital increases against cash contributions where the proportionate amount of the share capital attributable to the new shares issued pursuant to Section 186, paragraph 3, sentence 4 of the AktG exclusive pre-emptive rights does not exceed in the aggregate 10 per cent of the share capital existing on either the date on which the authorization enters into effect or the date on which it is exercised, and the issue of the new shares is not substantially lower, within the meaning of Section 203, paragraphs 1 and 2, and 186 paragraph 3 sentence 4 of the AktG, than the exchange price at the time the final issue price is fixed for the shares of the same class and the same features already trading on the stock exchange. Those shares issued or to be issued in order to satisfy warrant-linked or convertible bonds are to be counted toward this maximum threshold, provided such bonds were issued in analogous application of Section 186, paragraph 3, sentence 4 of the AktG exclusive pre-emptive rights. In addition, those treasury shares of KID which are sold during the term of the authorized capital exclusive of pre-emptive rights pursuant to Section 71, paragraph 1, number 8, sentence 5 and Section 186, paragraph 3, sentence 4 of the AktG are also to be counted toward the maximum threshold of 10 per cent of the share capital;

(ii)	in the case of capital increases against contributions in kind in order to grant shares for purposes of acquiring companies, parts of companies or equity investments in companies or other equity;

(iii)	to even out fractional amounts;

(iv)	to the extent that a third party, which is not a credit institution within the meaning of Section 186, paragraph 5 of the AktG, subscribes the shares and ascertains that shareholders are granted indirect preemptive rights to such shares.
According to KID’s Articles of Association, all shares of KID have been issued as no-par value ordinary bearer shares, each representing a notional interest in the share capital of €2.00. The current share capital of the Company in the amount of €33,142,552 is represented by one or several global share certificates without dividend coupons, which are deposited with Clearstream. Section 6 para. 3 of the Articles of Association excludes the rights of shareholders to receive individual share certificates for their shares. KID may issue share certificates that represent more than one shareholder’s shares (so-called global certificates).
The shares of KID are freely transferable in accordance with provisions applicable to bearer shares.
In the event KID is dissolved, the liquidation surplus remaining after discharging KID’s liabilities will accrue to the shareholders pursuant to Section 271 of the AktG.
Prior to the Meeting, KID will apply for the admission of its shares for trading on the FSE and the VSE. Listing of the shares of KID on the FSE and the VSE is subject to KID fulfilling all of the respective original listing requirements of each of the FSE and the VSE. The trading price of the shares of KID will be determined by the market. Commencement of trading on the FSE is expected to occur on or around March 31, 2010. The trading symbol for the shares of KID on the FSE will be “KWG”. Commencement of trading on the VSE will be considered separately following the commencement of trading on the FSE. Upon commencement of trading in the regulated market of the FSE under the symbol “KWG”, the listing in the open market of the FSE will be terminated.

OPTIONS TO PURCHASE SHARES OF KID
There are not expected to be any outstanding options to purchase shares of KID upon the completion of the Arrangement.
ESCROWED SECURITIES
There will be no outstanding securities of KID held in escrow upon completion of the Arrangement.
PRINCIPAL SHAREHOLDERS
Upon completion of the Arrangement, the only persons or corporations that are expected to beneficially own, directly or indirectly, or exercise control or direction over, voting securities of KID carrying more than ten per cent of the voting rights attaching to any class of voting securities of KID would be as follows:

Name	Amount Owned	Percent of Class(1)
KHD Humboldt Wedag International Ltd.	11,875,750	72.1%

(1)	Based on 16,456,708 shares of KID issued and outstanding as of the completion of the Arrangement, not including 114,658 shares of KID owned by KID, assuming that KHD distributes 4,322,844 KID Shares in the Arrangement.
DIRECTORS AND OFFICERS
Supervisory Board — General
Pursuant to Section 10.1 of KID’s Articles of Association, the supervisory board of KID is composed of three members. Supervisory board members are elected at the general shareholders’ meeting by a simple majority of votes cast. Unless a shorter period is determined at a general shareholders’ meeting, supervisory board members are elected for the period until conclusion of the general shareholders’ meeting that resolves to exonerate the actions of the supervisory board for the fourth financial year following commencement of their term of office, however the financial year in which the term of office begins is not included in calculating the period. For each supervisory board member, a substitute member may be simultaneously elected. A substitute member is elected for the remaining term of the supervisory board member unless, at a general shareholders’ meeting, a new supervisory board member is elected. Supervisory board members may be re-elected. Members of the supervisory board may resign from office by submitting one months’ written notice to the executive board. The right of supervisory board members to resign from office for good cause is not affected thereby. Supervisory board members who were elected at a general shareholders’ meeting without being nominated may be dismissed at a general shareholders’ meeting by a majority of at least three-quarters of the votes cast.
At the first meeting following its election, the supervisory board elects a chairman and a deputy chairman from among its ranks for the duration of their respective term of office as a supervisory board member. If the chairman or the deputy resigns from their office prematurely, the supervisory board must promptly elect a successor for the remainder of the resigning member’s term of office.
Declarations of intent by the supervisory board and any committees are made by the chairman on behalf of the supervisory board. Only the chairman of the supervisory board or, in case the chairman is unable, the deputy chairman, is authorized to receive declarations of intent addressed to the supervisory board.
Supervisory Board Meetings and the Adoption of Resolutions
Under German corporate law, the supervisory board is required to hold two meetings in each half-year period. The supervisory board will also be required to convene a meeting if KID’s business so requires. The chairman of the supervisory board convenes the meetings of the supervisory board in writing, stating the location and the time of the meeting, the items on the agenda and any resolutions for decision giving notice of two weeks. The date on which the notice is sent and the date of the meeting are not included in the calculation of this period. In urgent cases, the chairman may reasonably shorten the period and convene a meeting orally, by telephone, by facsimile or via other modern means of communication (e.g. by e-mail). The adoption of a resolution on an item on the agenda that was not included in a notice is only permissible if no supervisory board member present files an objection. In such cases, absent supervisory board members must be given the opportunity to subsequently object to the adoption of the resolution within a reasonable period to be determined by the chairman or to submit a written vote. The resolution only enters into force if no absent member files an objection within this period.
The supervisory board has quorum if all members have been properly invited to a meeting of the supervisory board and if at least three members take part in adoption of the relevant resolution. Absent members may take part in the adoption of resolutions by having written votes submitted by those supervisory board members present or by members of the executive board who take part in the meeting of the supervisory board as advisors or [by third persons who were authorized by the absent supervisory board member.
Supervisory board resolutions are generally adopted at meetings attended by the members in person.
The supervisory board may also adopt resolution by way of written, telephone or similar forms (e.g. by fax, video conferencing or email) of taking a resolution and voting. On instruction by the chairman of the supervisory board, resolutions of the supervisory board may also be adopted without a meeting being convened or held, by telephone, in writing by circular, by facsimile or using other modern means of communication (e.g. e-mail) provided no member objects to this procedure within a reasonable period of time stipulated by the chairman. The chairman decides on the manner of voting in each case. Such decisions are recorded by the chairman and communicated in writing to all members of the supervisory board.
The members of the executive board shall attend the meetings of the supervisory board in an advisory capacity. The supervisory board chairman or the supervisory board may preclude the attendance of members of the executive board if necessary. Other persons may also attend in accordance with Section 109 of the AktG.
Resolutions of the supervisory board are adopted by a majority of votes cast, unless a different majority is mandated by law. When determining the results of the voting, abstentions are not counted. In the event of a tie, the vote of the chairman is decisive.
Minutes of the meetings of the supervisory board are to be prepared and signed by the chairman or in case of him being prevented the deputy chairman, and promptly forwarded to all members. The same applies to resolutions adopted outside of meetings.
Legal Position of the Supervisory Board
The supervisory board conducts transactions in accordance with the law and the provisions of the Articles of Association. In performing its duties, the supervisory board must work on a trusting basis together with the other governing bodies of the Company. The supervisory board members are not subject to orders and instructions. They are obliged to keep confidential any and all facts and circumstances of which they become aware in the course of their supervisory board activities, and the disclosure of which could have an adverse impact on the Company’s interests.
The supervisory board appoints the executive board, advises it and supervises its management. It decides on management issues where the executive board’s rules of procedure or the Articles of Association require the supervisory board’s consent or where the executive board submits transactions to the supervisory board for its approval. However, in this respect as well, the supervisory board has no right of initiative or to issue instructions. The executive board must report to the supervisory board on an ongoing basis on the business policy pursued and on any and all executive board measures taken or omitted. The supervisory board will represent KID vis-à-vis the executive board members. It will appoint the auditor to conduct the audit of the annual and consolidated financial statements pursuant to Section 290 of the German Commercial Code. The supervisory board may establish committees from among its ranks. The supervisory board issues itself rules of procedure pursuant to mandatory provisions of the law and the Articles of Association.

Members of Supervisory Board Post-Arrangement
Assuming approval by the shareholders of KID at the KID Meeting, and that such approval is not challenged within one month of the KID Meeting, the supervisory board of KID upon the completion of the Arrangement is expected to be comprised of the following persons:
Michael J. Smith
Silke Stenger
Gerhard Rolf
Although meetings of the shareholders of KID will be held annually, if elected by the shareholders of KID at the KID Meeting, the above persons may hold their respective positions until the annual meeting of KID to be held in the year 2013. However, it is intended that the supervisory board will change to align KID within its industry in connection with the completion of the Arrangement.
Business Experience of Supervisory Board
Descriptions of the business experience over the last five years of each of those persons expected to be members of the supervisory board who are currently as follows:
Michael J. Smith- Hong Kong SAR, China
Mr. Smith has been a director of KHD since 1986 and its Chairman since 2003. He was the chief financial officer of KHD from 2003 until October 16, 2007 and was its secretary until March 1, 2008. Mr. Smith was the president and chief executive officer between 1996 and 2006. He is the president, secretary and a director of Blue Earth Refineries Inc., a public company with its common shares registered with the Securities and Exchange Commission under the 1934 Act. Mr. Smith is the president and a director of Mass Financial. He has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. Until November 2006, he led KHD’s investing and merchant banking activities.
Silke Stenger — Seligenstadt, Germany
Ms. Stenger has been a director of KHD since 2003. She has been the Chief Financial Officer of Management One Human Capital Consultants since 2006. Previously, she was the Head of Investor Relations of Koidl & Cie. Holding AG from 1999 to 2002 and acted as an independent management consultant from 2002 to 2006.
Gerhard Rolf — Frankfurt, Germany
Mr. Rolf is retired. He has been a director of KHD since 2009. Formerly, Mr. Rolf was the European Vice President of Haworth Inc. from 1999 to 2003. Prior to that, he held several positions with Black and Decker from 1987 to 1993, including Managing Director for Germany and Vice President — Total Quality Europe, and was a member of its European board of directors. He later became European President of Security Hardware in Bruehl, Germany.
Executive Board — General
Pursuant to Section 7.1 of KID’s Articles of Association, the executive board is composed of one or more persons. The exact number of members is determined by the supervisory board, which appoints the members of the executive board. Even if the share capital is higher than €3,000,000 the supervisory board may determine that the executive board be composed of only one person. The supervisory board may appoint one member of the executive board as the chairman and another member as the deputy chairman of the executive board. The supervisory board dismisses members of the executive board. Executive board members are appointed for a maximum term of five years. Re-appointment or an extension of the term of office for additional five years in each case is permissible. The supervisory board may revoke the appointment of an executive board member for good cause prior to expiry of his term of office, for example in the event of a gross breach of duty, inability to duly manage KID’s business or a vote of no confidence in the executive board member by the general shareholders’ meeting, unless the vote of no confidence was clearly on subjective grounds. The formal legal relationship created by virtue of appointment of an executive board member is to be distinguished from the contract of service between the executive board member and KID. The contract of service also has a maximum term of five years, although it may provide for an automatic renewal of the contract of service in the event of re-appointment. Otherwise, the provisions of the German Civil Code on service relationships apply to the service relationship and termination thereof.
Management and Representation
The members of the executive board conduct the business of KID jointly and with collective responsibility. They are therefore obliged to inform each other regularly on important transactions in the divisions they manage and to make every effort to collaborate. Resolutions of the executive board are adopted by a simple majority of votes cast, unless the law stipulates unanimity. If the executive board is composed of two or more members, the chairman has the deciding vote. Regardless of the overall responsibility of the executive board, the responsibilities of executive board members are assigned in accordance with KID’s Articles of Association on the basis of a schedule of responsibilities requiring the supervisory board’s consent.
According to the current schedule of responsibilities, Jouni Salo is responsible for overall management of the Company.
Pursuant to Section 8.1 of KID’s Articles of Association, the executive board may give itself rules of procedure by unanimous resolution, if the supervisory board does not issue rules of procedure for the executive board. Rules of procedure shall stipulate that certain types of transactions, in particular such which materially change the financial position or results of operations of KID or which materially change its risk exposure, as well as the formation, dissolution, acquisition or disposal of shareholdings or other transactions beyond what is stipulated by the supervisory board in the rules of procedure for the executive board, may only be carried out with consent of the supervisory board. Pursuant to the rules of procedure for the executive board, the following transactions by the executive board require the consent of the supervisory board:
•	the approval of the annual budget including budgeting of sales revenues and results, investment plan, liquidity and financial plan as well as the associated partial plans and including projected balance sheet and comprehensive income statement in consolidated form for KID and its subsidiaries;

•	transactions and measures relating to the structure of KID or the foundations of the KID structure or that have a material influence on the development of KID, especially the take-up of new lines of business and the cessation or material reduction of existing lines of business;

•	formation, liquidation, acquisition or sale of companies as well as the acquisition or sale of shares in companies;

•	conclusion or termination of enterprise agreements within the meaning of Sections 291 and 292 of the AktG;

•	conclusion of cooperation agreements;

•	granting of authorized representation or of general powers of attorney for the entire business, as well as the conclusion of service agreements, to the extent that the service agreements exceed the expense of €100,000 p.a.;

•	conclusion of pension agreements or issuance of pensions commitments;

•	granting of bonus payments to employees to the extent that they exceed the amount of €10,000 in the respective case, the acceptance of social liabilities outside the scope of tariff agreements to the extent that they exceed the annual amount of €5,000 each or to the extent that they exceed the aggregate annual amount of €10,000;

•	conclusion of lease, leasehold and leasing agreements for a term of more than one year and the respective leasing rates of which exceed the annual amount of €120,000;

•	conclusion, amendment or termination of agreements of KID with shareholders, members of the executive board or with members of the supervisory board or with persons closely related to them to the extent that KID is not represented by the supervisory board;

•	borrowing and granting of loans, issuance of bonds, assumption of guarantees or similar agreements to the extent that they exceed an amount of €100,000 in the respective case or in the aggregate in each business year and to the extent that they do not form part of the approved annual budget or that these transactions are entered into between the Company and its subsidiaries and that they serve the ordinary business purposes of the subsidiaries;

•	projected investments exceeding the amount of 10% of the share capital of KID even if the investment is made over several financial years as long as they do not form part of the approved annual budget;

•	all other transactions and measures that have a material effect on the results of operation and financial conditions of KID or its material associated companies;

•	assumption of seats on the supervisory boards, material positions in associations or other business or public organizations; and

•	press releases and literary publications.
The supervisory board may provide its revocable consent to a specific class of transactions in advance, either in general or subject to the proviso that individual transactions satisfy certain conditions.
KID will be represented vis-à-vis third parties by two executive board members collectively or by one executive board member acting jointly with a commercial attorney-in-fact. If only one executive board member has been appointed, this member represents KID alone. The supervisory board may stipulate that individual members of the executive board are generally or in certain circumstances authorized to represent KID to such third parties. No executive board member is currently authorized to represent KID alone or exempt from the restrictions of multiple representation within the meaning of the German Civil Code.
Executive Board Post-Arrangement
The executive board of KID subsequent to the completion of the Arrangement is expected to be comprised of the following persons:

Name	Position
Jouni Salo	Chairman and Spokesman of the Executive Board
Business Experience of Executive Board
Descriptions of the business experience over the last five years of each of those persons expected to be members of the executive board of KID after completion of the Arrangement are as follows:
Jouni Salo — Cologne, Germany
Mr. Salo was appointed as the president of KHD’s cement division effective May 1, 2008 and became the president and chief executive officer of KHD in April, 2009. Mr. Salo has more than 25 years of international business experience in the industrial equipment market and broad based marketing and operational understanding at the senior executive level. Mr. Salo has served in a variety of senior positions with Metso Minerals Inc. and related operations. Most recently, he was President of the Construction Materials Business Line of Metso Minerals Inc. In this position he was responsible for the profitability and reorganization of one of the largest business divisions, having manufacturing plants in numerous parts of the world and with a strong focus on development of emerging markets. Previously, he played a pivotal role in the acquisition and integration of companies around the world. He holds a Bachelor of Science degree in Mechanical Engineering from the Technical College of Hameenlinna.
About the Shareholders Agreement
In connection with the Arrangement, KHD proposes to enter into the Shareholders Agreement with the Custodian whereby KHD will engage the Custodian to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement to the Custodian. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the Shareholders Agreement may assist KHD with its objective of deconsolidating KID’s financial position and results from those of KHD prior to the time that it would be efficient, from a tax perspective, for KHD to distribute the KID Shares owned by KHD at such time to the Shareholders. The deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis, as KID would be deconsolidated from KHD in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID Shares and if KHD takes the steps necessary to no longer control KID from an accounting perspective, the resulting accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD and KID will be in a position to achieve the full potential of the Arrangement prior to the time they would otherwise be able to achieve such benefits if they were to delay taking the necessary steps to achieve the deconsolidation until it is efficient, from a tax perspective, to distribute the remainder of the KID Shares owned by KHD at such time.
The Shareholder Agreement is to become effective immediately on the Effective Date and provides, among other things, that:
(a)	KHD will provide 10 days notice to the Custodian of any shareholder meeting of KID;

(b)	KHD will take all necessary steps to ensure that it can vote the KID Shares at any shareholder meeting of KID;

(c)	the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder or investor would do, always having regard to the best interests of the shareholders of KID, how to vote the KID Shares and will notify KHD no later than five calendar days prior to any shareholder meeting of KID as to how to vote the KID Shares;

(d)	KHD undertakes and covenants that it will vote the KID Shares, or such portion thereof as determined by the Custodian, in accordance with the instructions of the Custodian, except as set out in the Shareholders Agreement;

(e)	KHD will not be obligated to vote the KID Shares as determined by the Custodian if the Shareholders Agreement is effective or illegal under any prevailing law;

(f)	KHD will pay an annual fee to the Custodian and indemnify and save harmless the Custodian for all costs and expenses incurred in the performance of its obligations under the Shareholders Agreement;

(g)	in the event that KHD fails to comply with the voting instructions, or otherwise breaches the Shareholders Agreement, and such breach remains un-remedied after receipt of notice from the Custodian, then KHD is obliged to immediately distribute all of the KID Shares then owned to the Shareholders;

(h)	the Shareholders Agreement will terminate once KHD has distributed all of the KID Shares that it owns from time to time;

(i)	immediately upon the completion of any transfer, sale or other disposition of any of the KID Shares, the obligation to vote any such KID Shares as directed by the Custodian will terminate; and

(j)	each of KHD and the Custodian may terminate the Shareholders Agreement for cause, as such term is defined under German high court rulings, including, without limitation, for serious and persistent misconduct, breach of the Shareholders Agreement or persistent failure to comply with the terms of the Shareholders Agreement.
The Custodian under the Shareholders Agreement will be identified prior to the Effective Date. In order to achieve the goal of no longer controlling KID from an accounting perspective and the resulting accounting presentation of KHD on a deconsolidated basis, the Custodian has to be a party which is not related to or affiliated with KHD and KID, or any of their respective directors or officers, and includes any party that would be expected to result in KHD having to consolidate its holding in KID.
KHD has yet to identify a party that will act as the Custodian. If KHD is unable to indentify a party who is willing to act as the Custodian on or before the Effective Date, then KHD may not be able to achieve its goal of taking all steps necessary to deconsolidate the financial position and results of KID from those of KHD and will not proceed with the Arrangement.
The preceding description of the material terms and conditions of the Shareholders Agreement is qualified in its entirety by the full text of the Shareholders Agreement which is attached as Schedule P to this Information Circular. Shareholders are encouraged to read the Shareholders Agreement in its entirety.
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
Except as disclosed herein, no director, officer or 10% shareholder of KID:
(a)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or officer of any issuer (including KHD) that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or officer ceased to be a director or officer, in KHD being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)	has been subject to any penalties or sanctions imposed by a court relating to Canadian permits legislation or by a Canadian securities regulatory authority (other than penalties imposed as a result of late filings of insider reports filed by Michael Smith on July 10, 2006) or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision; or
(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
On June 11, 2003, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Banff Resources Ltd., a company for which Michael Smith served as a director at the time the cease trade order was issued.
CONFLICTS OF INTEREST
There are not expected to be any existing or potential material conflicts of interest between KID or a subsidiary of KID and a director or officer of KID or a subsidiary of KID, upon completion of the Arrangement.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No individual who is a director or executive officer of KID or any associate of such director, officer or proposed nominee, is or has been indebted to KID or any of its subsidiaries since its inception, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by KID or any of its subsidiaries during that period.
RISK FACTORS
This section describes the material risks affecting KID’s business, financial condition, operating results or prospects. There may be other risks and uncertainties that are not known to KID or that KID currently believes are not material, but which also may have a material adverse effect on KID’s business, financial condition, operating results or prospects.
In addition to the other information contained in this Schedule and in the Information Circular to which it is attached, you should also carefully consider the risks described below. If any of these risks are actually realized, KID’s business, financial condition, operating results or prospects could be materially adversely affected.
Much of the information included in this Schedule and in the Information Circular to which it is attached includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by KHD and/or KID and their management in connection with KID’s projected business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the current judgment regarding the direction of KID’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The reader is cautioned that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.
KID may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit its growth.
In order to grow its business, KID may seek to acquire or merge with or invest or make proprietary investments in new companies or opportunities. KID’s failure to make acquisitions or investments may limit its growth. In pursuing acquisition and investment opportunities, KID may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, services or products available for acquisition or investment.

The worldwide economic downturn has reduced and could continue to reduce the demand for industrial plant technology, equipment and service business and demand for KID’s products and services.
The ongoing economic crisis has had a significant negative impact on most segments of the world economy due to many factors including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. The industrial plant technology, equipment and service industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant technology, equipment and service companies have been adversely affected. Certain end-use markets for clinker and cement experience demand cycles that are highly correlated to the general economic environment, which are sensitive to a number of factors outside of KID’s control. If such end-use markets for clinker and cement significantly deteriorate due to economic effects, KID’s assets, financial condition and results of operations could be materially and adversely affected.
Payments by customers of KID under a project agreement are typically made by means of a combination of advance payments and certain milestone payments depending on the progress of the project. As a result, KID’s revenue is generated predominantly from processing orders on hand and the corresponding project progress toward the completion of contracts resulting from demand in prior periods for cement plants according to the percentage-of-completion method. Historically, approximately 70 to 80% of order backlog has been converted into revenues within a 12-month period. Due to its high historical order backlog, the strong decline of the cement markets in 2009 has not yet impacted KHD’s revenues and results of operations for the financial year 2009. As a result of the crisis in the cement markets, KHD’s order intake dropped sharply. In addition, it was necessary to reduce the order backlog on account of cancellation of orders that that already been booked in 2008. Management believes that the years 2010 and 2011 will be marked by significantly decreasing revenues and results of operations, unless the order intake increases significantly over the level of 2009. Reduced demand for KID’s products and services and pricing pressures could have a material adverse effect on the assets, financial condition and results of operations of KID.
In addition, economic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in a continued decrease in commercial and industrial demand for KID’s services and products, which could have a material adverse effect on KID’s financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for KID’s products and services. Because KID generally has high fixed costs, KID’s profitability is significantly affected by decreased output and decreases in the demand for the design and construction of plant systems or equipment that produce or process clinker and cement. Reduced demand for KID’s products and services and pricing pressures could have a materially adverse effect on the assets, financial condition and results of operations of KID.
The worldwide economic downturn has resulted in the prolonging or cancellation of some of KID’s customers’ projects and may negatively affect KID’s customers’ ability to make timely payment to KID.
Any downturn in the industrial plant technology, equipment and service industry or in the demand for cement or other related products may be severe and prolonged, and any failure of the industry or associated markets to fully recover from a downturn could seriously impact KID’s revenue and harm its business, financial condition and results of operations. During a downturn, the timing and implementation of some of KID’s larger customer projects may be affected. Some projects may be prolonged or even discontinued or cancelled.
Furthermore, KID’s customers may face deterioration of their business, cash flow shortages, and difficulty gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to KID. In certain emerging markets, customers have obtained bank guarantees or credit insurance to support credit extended to them. As these expire, there can be no assurance that such customers will be able to renew or extend the credit support previously made available.
A prolongation or cancellation of KID’s customers’ projects and a deterioration of their business resulting in their inability to meet their payment obligations could have a materially adverse effect on the assets, financial condition and results of operations of KID.

Failure to manage its market, product and service portfolio effectively and to develop an effective marketing and sales strategy to leverage market position in key geographical regions may adversely affect KID’s financial condition and results of operations.
KID has a global portfolio of products and opportunities. Failure to manage this portfolio effectively could have a material impact on its business. KID conducts regular reviews of its market, product and service portfolio balance, as appropriate, looking at numerous factors, including market weighting, geographical weighting and political risk. Nevertheless, it may still be exposed to risk factors such as shifts in the demand for its products and services in certain geographies; adverse changes in the business environment; increased taxes; and government regulation. Failure to successfully develop or implement a marketing and sales strategy could have an adverse effect on KID’s business. This marketing strategy includes opportunity identification, identifying key customer requirements and targeting key opportunities and quality projects that fit within its strategy. Inability to leverage its market position in key countries and segments could also have a material adverse effect on its strategy in the long-term.
Failure to successfully deliver and implement major projects in line with established project and business plans may adversely affect KID’s results of operation and financial condition.
KID’s future revenues and profits are, to a significant extent, dependent upon the successful completion of major projects within budget, cost and specifications. The delivery of such projects is subject to health and safety, sub-surface, technical, commercial, legal, contractor and economic risks. During the pre-tender and tender phases, projects are subject to a number of sub-surface, engineering, stakeholder, commercial and regulatory risks. The principal risk prior to tender is failure to accurately assess a project’s schedule and cost, leading to margin erosion or negative returns. Development projects may be delayed or unsuccessful for many reasons, including: cost and time overruns of projects under construction; failure to comply with legal and regulatory requirements; equipment shortages; availability, competence and capability of human resources and contractors; and mechanical and technical difficulties. Projects may also require the use of new and advanced technologies, which can be expensive to develop, purchase and implement and which may not function as expected. In the event that KID fails to successfully deliver and implement major projects in line with project and business plans, its results of operations and financial condition may be adversely affected.
KID’s core products are mainly produced by contract manufacturers in accordance with KID’s requirements and quality standards, and non-core products are supplied by other suppliers. Since the production of steel products is capital intensive, both contractors and suppliers require advance payments from KID. In particular, due to the worldwide economic downturn, KID’s contractors and suppliers may face deterioration of their businesses, experience cash flow shortages, and difficulties gaining timely access to sufficient credit, which could result in production and supply delays resulting, in turn, in damage claims by KID’s customers for inability to deliver or late delivery of equipment. Further, advance payments made to contract manufacturers or suppliers may not be fully recoverable in case of a contractor’s or supplier’s insolvency. A deterioration of the business of contract manufacturers or suppliers of KHD resulting in production and supply delays or the inability to produce or supply at all may have a material adverse effect on the assets, financial condition and results of operations of KID.
The cement plant engineering and equipment supplier industry has lengthy sales cycles due to customised technology and products.
The current economic crisis has had a significant negative impact on consumer confidence with reduced corporate profits and capital spending. The industrial plant technology, equipment and service industry is generally subject to lengthy sales cycles which lengthen considerably in a downturn. Customers who continue to spend in a downturn may often engage in intense due diligence putting additional contractual and scope risks on to the suppliers. With an increasing sales cycle, the power of negotiation may often rest with the customer who may be considering multiple tenders and options at the same time. The combination of KID’s lengthy sales cycle coupled with challenging economic conditions could have a materially adverse effect on the assets, financial condition and results of operations of KID.

Any significant disruption of KID’s operations may harm its business reputation and cause an adverse effect on its financial results.
Breakdown of equipment or other events, including catastrophic events such as health and safety incidents or natural disasters, leading to interruptions at any of KID’s facilities or at any of the facilities or areas at which it is providing services, could have a material adverse effect on its financial results. Further, because many of KID’s customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against KID. KID may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and KID is forced to delay the delivery of its services, then its reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While KID maintains insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of its losses and it could incur uninsured losses and liabilities arising from such events, including damage to its reputation, loss of customers and substantial losses in operational capacity, any of which could have a material adverse effect on its financial results.
Changes in the prices and cost of raw materials could lead to a decrease in the demand for cement and, in turn, in the demand for cement plants as produced by KID.
KID may be significantly affected by changes in the prices of and demand for cement and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond KID’s control such as supply and demand, exchange rates, inflation, changes in global economics, political and social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement and other related products. If the demand for cement and other related products decreases, then the demand for KID’s industrial plant technology, equipment and service business will decrease, which will in turn have a materially adverse effect on the assets, financial condition and results of operations of KID.
KID is subject to risks associated with changing technology and manufacturing techniques, which could place KID at a competitive disadvantage.
The successful implementation of KID’s business strategy requires KID to continuously evolve its existing products and services and introduce new products and services to meet customers’ needs. KID’s designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. KID believes that its customers rigorously evaluate KID’s services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. KID’s success depends on its ability to continue to meet its customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that KID will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive and meet customer’s requirements within the industrial plant technology, equipment and service business and should KID fail to do so this could have a materially adverse effect on the assets, financial condition and results of operations of KID.
Failure to attract, motivate and retain skilled personnel may have a material adverse effect on KID’s business and results of operations.
KID’s future direction and success depends on the constant review and development of an appropriate business model and strategy that is aligned with the current business environment and the strengths of KID. The development, communication and implementation of the strategy will depend on generating sustainable options for the future and alignment between various stakeholders, including its customer service centers and its regional strategies. This will require the right management skills and leadership to deliver success. KID’s performance and ability to mitigate these and other significant risks within its control depend on the skills and efforts of its employees and management teams. Future success will depend to a large extent on the continued ability to attract, retain, motivate and organize highly skilled and qualified personnel. This in turn will be impacted by competition for human resources. Loss of the services of key people or an inability to attract and retain employees with the right capabilities and experience, may have a material adverse effect on KID’s business and results of operations.
KID’s competitors include firms traditionally engaged in the industrial plant technology, equipment and service business and failure to understand the competitive landscape could lead to a decrease of its market share.
KID conducts its business in a global environment that is highly competitive and unpredictable. Its primary competitors are international companies with greater resources, capital and access to information than it. Its competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for KID’s industrial plant technology, equipment and service business and failure to understand the competitive landscape, which includes competitors with greater resources and capital than it could lead to a decrease of its market share.
KID is exposed to political, economic, legal, operational and other risks as a result of its global operations, which may negatively affect its business, results of operations, financial condition and cash flow.
In conducting its business in major markets around the world, KID is, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. KID operates on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. Other business risks include warranty claims that may be made in connection with warranties that KID provides to its customers in connection with the industrial and engineering products and services that it provides. If KID receives a significant number of warranty claims, then its resulting warranty costs could be substantial and it could incur significant legal expenses evaluating or disputing such claims. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect KID’s revenues, expenses and results of operations. KID’s operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which it operates or offers its services. KID also faces the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict its ability to convert local currency received or held by it in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on KID’s financial results.
Failure to identify and interpret correctly global or local regulations and legislation may impact KID’s financial position or reputation.
KID’s business activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulation. It faces value erosion if it does not identify or interpret correctly these regulations, respond to changes in market rules and ensure compliance with same. Many of the countries in which KID conducts, and expects to conduct, business have recently developed, or are in the process of developing, new regulatory and legal structures. These regulatory and legal structures, and their interpretation and application by administrative agencies, may be untested and specific to a given market. Any changes in the regulatory climate in which KID operates may potentially have a material impact on its business. Failure to meet regulatory and legislative requirements may have a material adverse effect on KID’s reputation and may expose it to financial penalties.
Any significant inflation or deflation may negatively affect KID’s business, results of operations and financial condition.
Inflation may result in increases in KID’s expenses related to the provision of industrial plant technology, equipment and service business, which may not be readily recoverable in the price of such services provided to its clients. Increases in inflation in overseas countries could result in a reduction in KID’s revenues when reported in Euros. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect KID’s business, results of operations and financial condition.
Deflation is the risk that prices throughout the economy may decline. Deflation may also result in the decrease of the price of cement which may result in KID’s customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for KID’s products and services, which may adversely affect its business, results of operations and financial condition.
Failure to successfully deliver and implement major projects in line with established project and business plans may adversely affect KID’s results of operation and financial condition.
KID’s future revenues and profits are, to a significant extent, dependent upon serving key customers globally by successfully completing major projects within budget, schedule and required specifications. Failure to execute projects successfully for these customers will impact KID’s ability to win new projects from these and other customers and therefore impact KID’s future financial results. The principal risk for project execution includes failure to complete the project on time owing to unforeseen construction problems. In addition the plant or equipment constructed may not be able to handle the contracted volumes and quantities of product required by the customer because of design errors or errors in manufacturing or construction. These risks if they materialise may require KID to pay penalties under the terms of the customer contract. KID may also be faced with non-conformance of the plant and equipment it supplies which may lead to claims by the customers against it. In addition the group may face warranty claims in connection with the industrial and engineering products and services that KID provides. If KID receives a significant number of warranty claims, then KID’s resulting warranty costs could be substantial and KID could incur significant legal expenses evaluating or disputing such claims.
The delivery of projects is also subject to health & safety and environmental risks. Execution of projects may also be unsuccessful due to failure to comply with local legal and regulatory requirements; equipment shortages; availability, competence and capability of human resources and contractors; and mechanical and technical difficulties. Some projects may also require the use of new and advanced technologies, which can be expensive to develop, purchase and implement and which may not function as expected. Should KID fail to successfully deliver and implement major projects in line with project and business plans, this could have a materially adverse effect on the assets, financial condition and results of operations of KID.
Any significant disruption of KID’s operations may harm KID’s business reputation and cause an adverse effect on KID’s financial results.
Breakdown of equipment or other events, including catastrophic events such as health and safety incidents or natural disasters, leading to interruptions at any of KID’s facilities or at any of the facilities or areas at which KID are providing services, could have a material adverse effect on KID’s financial results. Further, because many of KID’s customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against KID. KID may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of KID’s services or products. Further, if any of these events occur and KID is forced to delay the delivery of KID’s services, then KID’s reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While KID maintains insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of KID’s losses and KID could incur uninsured losses and liabilities arising from such events, including damage to KID’s reputation, loss of customers and substantial losses in operational capacity, any of which could have a materially adverse effect on the assets, financial condition and results of operations of KID.
Some of KID’s subsidiaries operating in the industrial plant technology, equipment and service business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect its financial results.
Some of the employees of KID’s operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. KID may not be able to satisfactorily renegotiate its bargaining agreements when such agreements expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on KID’s financial results.
KID is subject to local legislation and regulations in various countries in which it operates. Failure to identify, interpret correctly and comply with local regulations and legislation may impact KID’s reputation and its business.
KID’s business activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulation. KID face value erosion if KID do not identify or interpret correctly these regulations, respond to changes in market rules and ensure compliance with same. Many of the countries in which KID conducts, and expects to conduct, business have recently developed, or are in the process of developing, new regulatory and legal structures. These regulatory and legal structures, and their interpretation and application by administrative agencies, may be untested and specific to a given market. Any changes in the regulatory climate in which KID operates may potentially have a material impact on KID’s business. Failure to meet regulatory and legislative requirements may have a material adverse effect on KID’s reputation and may expose KID’s company to financial penalties. This could, in turn, have a materially adverse effect on the assets, financial condition and results of operations of KID.
In some countries KID’s projects and investments may be exposed to risks relating to conduct, ethics, corporate responsibility and anti-competitive practices. Failure to implement KID’s Code of Conduct and Ethics and policies in investment decisions and in day-to-day operations could have a material impact on the Group’s business.
KID’s Code of Conduct defines the Group’s philosophy and underpins corporate responsibility and ethical practice throughout the organisation. As the company faces the current economic downturn and in the search for new opportunities it will take the Group into areas which present new and different challenges to the Group’s firm commitment to make the Code of Conduct central to doing business. KID Group’s failure to implement its Code of Conduct and Ethics and/or any damaging investigations of the Group’s activities could impact the Group’s reputation and could have a materially adverse effect on the assets, financial condition and results of operations of KID.
Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with KID.
KID is currently engaged and may continue to engage in business with parties in Iran, Sudan, Cuba and Syria, countries that the United States State Department has designated as state sponsors of terrorism. This business primarily relates to the provision of spare parts. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. KID is a company incorporated in Germany and, to its knowledge, its activities with respect to these countries have not involved any United States person in either a managerial or operational role. While KID seeks to comply with applicable legal requirements in KID’s dealings in these countries, it is possible that KID or persons employed by KID could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.
KID is aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in KID being unable to gain or retain entities subject to such prohibitions as customers. In addition, KID’s reputation may suffer due to KID’s association with these countries. This could, in turn, have a materially adverse effect on the assets, financial condition and results of operations of KID.
Some of KID’s subsidiaries operating in the industrial plant technology, equipment and service business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect KID’s business.

Some of the employees of KID’s operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. KID may not be able to satisfactorily renegotiate KID’s bargaining agreements when such agreements expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage could have a materially adverse effect on the assets, financial condition and results of operations of KID.
Some of KID’s current and historical operations are subject to a wide range of environmental, health and safety regulations.
KID is subject to certain environmental, health and safety laws and regulations that affect its project operations and some of the facilities it operates. KID believes that KID is in compliance with all material environmental, health and safety laws and regulations related to its products, operations and business activities. However, there is a risk that KID has to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future environmental, health and safety laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities due to a number of factors especially the lengthy time intervals often involved in resolving them. Should KID become subject to additional costs for remediation of the sites operated by it or compliance with environment, health and safety laws and regulations which exceed the provisions set aside for this risk, this could have a materially adverse effect on the assets, financial condition and results of operations of KID.
KID may not be able to protect the confidential or unique aspects of its proprietary technology, which would harm KID’s competitive position.
KID relies on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect KID’s technology. Despite KID’s efforts to protect KID’s technology, unauthorized parties may attempt to copy aspects of the products KID designs or builds or to obtain and use information that KID regards as proprietary. Policing unauthorized use of KID’s technology and products is difficult and expensive. In addition, KID’s competitors may independently develop similar technology or intellectual property. If KID’s technology is copied by unauthorized parties, violates the intellectual property of others or if KID’s competitors independently develop competing technology, KID may lose existing customers and KID’s business may suffer.
Moreover, whilst KID has been issued a large number of patents and other patents applications are pending, there can be no assurance that any of these patents will not be challenged, invalidated or circumvented, or that any rights granted under these patents will in fact provide competitive advantage to KID. Should any of these risks materialize, this could have a materially adverse effect on the assets, financial condition and results of operations of KID.
KID could infringe third party intellectual property rights.
KID could also be exposed to infringement of third party intellectual property rights. The development of products and introduction of new products in the industry is often done in parallel with other competitors and despite gaining patent rights in a particular geography it is possible that the IP infringes third party patents. If a third party brings a successful infringement claim against KID the financial consequences can be an award of damages to compensate the third party for the unauthorised use of its IP or an “account of profits” which strips KID of the profits it has made through the unauthorised use of the IP. There is also the possibility of a court granting an injunction, i.e. an order prohibiting further use of the infringing IP. If the IP is part of a key system or core product the business impact on KID could be significant. This could, in turn, have a materially adverse effect on the assets, financial condition and results of operations of KID.
KID could become dependent on licences.
KID’s future product solutions may require it to license technologies from other companies and successfully integrate such technologies with its products. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, or at all. Moreover, the inclusion in KID’s products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit its ability to protect the proprietary rights in its products. The inability of KID to acquire licences on which it is dependent, or the acquisition at unfavourable terms, or a lack of protection of its own proprietary rights could have a materially adverse effect on the assets, financial condition and results of operations of KID.
KID is exposed to risks associated with joint ventures, strategic alliances and third party agreements to offer complementary products and services.
Some business activities conducted by KID are conducted with strategic alliances and joint venture partners. The joint ventures are often under the day-to-day management of these partners and may therefore be subject to risks that are outside the control of the KID.
In addition, if KID’s partnering arrangements fail to perform as expected, whether as a result of having incorrectly assessed its needs or the capabilities of its strategic partners, its ability to work with these partners or otherwise, KID’s ability to develop new products and solutions may be constrained and this may harm its competitive position in the market. Additionally, our share of any losses from, or commitments to contribute additional capital to, joint ventures has and may continue to adversely affect KID’s assets, financial condition and results of operations.
Fluctuations in exchange rates and interest rates could expose KID to unidentified or unanticipated risks and could materially harm its business.
KID uses a variety of instruments and strategies to manage exposure to various types of financial risks. For example, KID may use derivative foreign exchange contracts to manage KID’s exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that KID utilizes to manage its exposure to various types of risks is not effective, KID may incur losses. Unexpected market developments may affect KID’s risk management strategies and unanticipated developments could impact KID’s risk management strategies in the future. This could, in turn, have a materially adverse effect on the assets, financial condition and results of operations of KID.
Inflation may result in increases in KID’s expenses related to the provision of industrial plant technology, equipment and service business, which may not be readily recoverable in the price of such services provided to KID’s clients. Increases in inflation in foreign currencies could result in a reduction in KID’s revenues when reported in Euros. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect KID’s ability to refinance itself and could, in turn, have a materially adverse effect on the assets, financial condition and results of operations of KID. Deflation is the risk that prices throughout the economy may decline, which may result in the decrease of the price of cement which may result in KID’s customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for KID’s products and services. In addition, deflation may result in a decrease of the prices of KID’s products and services. Any of these risks could have a materially adverse effect on the assets, financial condition and results of operations of KID.
KID is exposed to uninsured risks as part of its global business.
A [comprehensive] insurance programme is maintained to mitigate significant losses, which, as is consistent with good industry practice, includes cover for physical damage, removal of debris, pollution and employer’s and third-party liabilities. Nevertheless, some of the major risks involved in the activities of KID’s group cannot, or may not, reasonably and economically be insured. The programme is subject to certain limits, deductibles, and terms and conditions. In addition, insurance premium costs are subject to changes based on the overall loss experience of the insurance markets accessed. Should it turn out that KID is not sufficiently insured against a certain risk and such risk materializes, this could have a materially adverse effect on the assets, financial condition and results of operations of KID. Should it turn out that KID is not sufficiently insured against a certain risk and such risk materializes this could have materially adverse effect on the assets, financial, conditions and results of operations of KID.

If KHD and KID are unable to enter into a new bonding facility agreement with RZB, the operations of KID and its subsidiaries will be materially adversely impaired.
As discussed above, on November 30, 2006, as amended June 10, 2008, October 27, 2008 and November 16, 2009, KIA, as the borrower, KHD, as the guarantor, and RZB entered into the Facility. The Facility is critical to KHD’s industrial plant technology, equipment and service business and, upon completion of the Arrangement, will be critical to KID’s ongoing business. In order to be able to pursue its industrial plant technology, equipment and service business, KID will depend on the availability of adequate means of bonding (i.e. providing advance payment, performance or warranty bonds to customers). KID will require access to the Facility to provide advance and performance or warranty bonds in relation to any equipment to be supplied by KID to its customers under irrevocable letters of credit provided by customers as payment security for the project. As a result, given that upon completion of the Arrangement both KIA and KHD will cease to be part of the same group with KHD as the parent company, KIA, KHD and KID are in the process of negotiating the transfer to KID of the Facility prior to the expiration of its current term. Assuming RZB consents to the distribution of the KID Shares, KHD will be required to continue to guarantee the obligations of KIA and, following the proposed transfer, KID, under the Facility until at least November 2010. Subsequent to the completion of the Arrangement, KID will require access to the Facility to provide advance and performance or warranty bonds in relation to any equipment to be supplied by KID to its customers under irrevocable letters of credit provided by customers as payment security for the project. As a result, given that upon completion of the Arrangement both KIA and KHD will cease to be part of the same group with KHD as the parent company, KIA, KHD and KID are in the process of negotiating the transfer to KID of the Facility prior to the expiration of its current term. RZB has advised that KHD and KID are required to obtain the consent of RZB to the distribution of the KID Shares prior to such distribution and prior to the transfer of the bonding line to KID. As of the date of this Information Circular, the consent of RZB has not been obtained, however RZB has advised that it will notify KHD and KID as to whether it approves of the distribution of the KID Shares by March 20, 2010. If KHD and KID fail to secure RZB’s agreement to continue making the Facility available to KIA and, following the proposed transfer, KID, subsequent to completion of the Arrangement, or unless an alternative agreement is able to be entered into with another lender, the operations of KID and its subsidiaries, and KID’s ability to carry out same, will be materially adversely affected.
KID is exposed to various counterparty risks which may adversely impact its financial position and results of operations.
The challenging credit environment since 2008 has highlighted the importance of governance and management of credit risk. KID’s exposure to credit risk takes the form of a loss that would be recognized in the event that counterparties failed to, or were unable to, meet their payment obligations. Such risk may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments and the investment of surplus cash balances. The current credit crisis could also lead to the failure of companies in KID’s sector, potentially including partners, contractors and suppliers.
KID has exposure to the financial condition of KID’s various lending, investment and derivative counterparties. With respect to derivative counterparties, KID is periodically party to derivative instruments to hedge KID’s exposure to foreign currency exchange rate fluctuation. The counterparties to these contracts are commercial banks. On the maturity dates of these contracts, the counterparties are potentially obligated to pay KID the net settlement value. If any of the counterparties to these derivative instruments were to liquidate, declare bankruptcy or otherwise cease operations, they may not satisfy their obligations under these derivative instruments. In addition, KID may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If KID was not able to replace the derivative position, KID would be exposed to a greater level of foreign currency exchange rate risk which could lead to additional losses.
With respect to lending and investment counterparties, current market conditions may increase counterparty risks related to KID’s cash equivalents, restricted cash, short-term cash deposits, receivables and equity securities. KID has deposited KID’s cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings. As at September 30, 2009, KID had cash and cash equivalents aggregating $370.3 million with one bank in Austria. If any such counterparties are unable to perform their obligations, KID may, depending on the type of counterparty arrangement, experience a significant loss of liquidity or a significant economic loss. Changes in the fair value of these items may adversely impact KID’s financial position, results of operations, cash flows and liquidity.
In addition, if KHD and KID are able to successfully negotiate the continued availability of the RZB bonding facility to the KID group of companies upon completion of the Arrangement, KID will be subject to counterparty risks related to the bonding facility.
KID’s ability to utilize financial resources may be restricted because of tightening and/or elimination of unsecured credit availability with counterparties. If KID is unable to utilize such financial resources, KID may be exposed to greater risk with respect to KID’s ability to manage exposures to fluctuations in foreign currencies, interest rates, and lead prices.
Should any of the above risks materialize this could have a materially adverse effect on the assets, financial condition and results of operations of KID.
Risks Related to the Shares of KID
A liquid market for the shares of KID may not develop.
Prior to the Meeting, KID will apply for the admission of its shares for trading on the FSE and the VSE. Listing of the shares of KID on the FSE and the VSE is subject to KID fulfilling all of the respective original listing requirements of each of the FSE and the VSE. The FSE and the VSE are small stock exchanges compared to the NYSE and other markets around the world. Accordingly, the shares of KID may trade with limited volume and high volatility. Moreover, because the shares of KID are fairly new securities, being sold into a market in which KID has not previously widely sold securities, it is uncertain whether the shares of KID will receive sufficient market acceptance to allow for a liquid trading market in the shares of KID to develop. If such a market fails to develop, Shareholders’ ability to sell shares of KID will be limited.
Holders whose currency is not the Euro will incur exposure to fluctuating exchange rates.
For holders whose currency is not the Euro, fluctuations in the value of the Euro, the currency in which KID will be traded on the FSE and the VSE against such holder’s currency will affect the market value of the shares of KID, as expressed in the investor’s currency. In addition, such fluctuations may also affect the conversion into the investor’s currency of cash dividends and other distributions paid on shares of KID, if any, including proceeds received upon a sale or other disposition of shares of KID.
The trading volume in the shares of KID might be low and the share price could be highly volatile.
Since August 3, 1998, the shares of KID have been trading in the open market of the FSE. The number of shares traded in the free float may be limited and may result in a low trading volume of the shares even after admission to trading on the regulated market of the FSE. No assurance can be given that liquid trading in the shares of KID will develop. As a consequence, investors may, under certain circumstance, be unable to sell their shares, or be able to sell only after some delay, or only at a loss. Moreover, even a limited order volume may have a significant effect on the share price of the shares of KID, resulting in significant higher share price fluctuations than may be the case with more liquid shares.
In addition after the listing on the regulated market of the FSE, there could be a substantial fluctuation in the price of the shares of KID in response to, inter alia, fluctuations in actual or predicted results, changes in profit prognoses and/or a failure to meet the expectations of securities analysts, or changes in overall economic conditions, particularly in the stock market of developing countries or in the general stock market, or as a result of other factors. The general volatility of share prices could also put pressure on the shares of KID, even if this is not directly related to KID’s business, its assets, financial health or profitability or its business prospects.
Shareholders’ interests in KID could be diluted as a result of the issuance of new shares of KID.

In the future, KID may be required to raise additional capital in order to finance its business and planned growth. Accordingly, at the KID Meeting, the shareholders of KID will be asked to approve an increase in authorized capital. This will allow the management board, subject to the consent of the supervisory board, to exclude shareholders’ statutory subscription rights in certain circumstances. The issuance of new shares of KID pursuant to a resolution at a general KID shareholders’ meeting or from the authorized capital may result in a substantial dilution of shareholders’ interests in the share capital of KID. This also applies to the exercise of any convertible or warrant-linked bonds, if issued; the acquisition of other enterprises or equity interests in other enterprises using yet to be issued shares in KID; and other measures affecting KID’s capital.
LEGAL PROCEEDINGS
Other than as set out below, KID knows of no material, active or pending legal proceedings against it, nor is KID involved as a plaintiff in any material proceeding or pending litigation, nor are there are any proceedings in which any of KID’s directors or officers is an adverse party or has a material interest adverse to KID’s interest:
Certain minority shareholders of KID have brought an action for a declaratory judgment of nullity or, alternatively, for a declaratory judgment of invalidity with respect to KID’s approved financial statements as of December 31, 2003 and 2002, as well as an action for a declaratory judgment of nullity of or, alternatively, an action to rescind, the resolutions passed at a meeting of the shareholders of KID held on September 29, 2004, to give formal approval to the actions of the executive board and to three members of the supervisory board for the business year of 2003.
The subject matter of the actions were fees in the amount of €1,206,000 (the “Placing Fee”) and €1,914,000 (the “Merchant Banking Fee”) paid by KID to MFC Corporate Services AG (formerly MFC Merchant Bank S.A.) at the end of 2002 for placing a capital increase in December, 2002 and for the provision of merchant banking services. The plaintiffs claimed that, as a refund of contributions, these payments were unlawful and that said financial statements were undervalued because a corresponding claim for refund had not been recognized.
Based on the decision of the regional court, KID had already entered a claim in the amount of the Merchant Banking Fee against MFC Corporate Services AG in the financial statements for the preceding year as an amount recognized in profit or loss and asserted this claim against MFC Corporate Services AG by a letter dated February 16, 2006. This decision does not refer to the Placing Fee.
With regard to the actual expenses of €1,976,000, for which MFC Corporate Services AG has provided detailed evidence, and which were incurred in connection with the services rendered to KID under the Merchant Banking Agreement, KID has already set up an adequate provision on the liabilities side in the financial statements for the preceding year to cover for the possibility that, in case of an ultimate claim against KID, MFC Corporate Services AG asserts a claim for compensation of the expenses incurred.
By judgment of November 4, 2005, the regional court upheld the plaintiffs’ claims. KID has lodged an appeal against this judgment. Since then, one of the plaintiffs’ claims has been dropped. With respect to the remaining claims, KID expects that its appeal will be successful. The decision is still pending due to various postponements.
MATERIAL CONTRACTS
KID has not, within the two years preceding the date of this Information Circular, entered into any contracts outside of the ordinary course of business that can be reasonably regarded as material to KID. The following list sets out material contracts entered into by KID in the ordinary course of business within two years preceding the date of this Information Circular:
On November 30, 2006, as amended June 10, 2008, October 27, 2008 and November 16, 2009, KIA, as the borrower, KHD, as the guarantor, and RZB entered into the Facility. The Facility provides for a loan capacity of up to €195 million and will expire on November 25, 2010, unless extended for another one year term. Under the Facility, security instruments such as sureties, stand-by letters of credit and guarantees may be granted to the customers of KHD and its subsidiaries. Subsequent to the completion of the Arrangement, KID will require access to the Facility to provide advance and performance or warranty bonds in relation to any equipment to be supplied by

KID to its customers under irrevocable letters of credit provided by customers as payment security for the project. As a result, given that upon completion of the Arrangement both KIA and KHD will cease to be part of the same group with KHD as the parent company, KIA, KHD and KID are in the process of negotiating the transfer to KID of the Facility prior to the expiration of its current term. RZB has advised that KHD and KID are required to obtain the consent of RZB to the distribution of the KID Shares prior to such distribution and prior to the transfer of the bonding line to KID. Assuming that the consent of RZB to the distribution of the KID Shares is obtained, upon completion of the Arrangement KHD will continue to guarantee the obligations of KIA and, following the proposed transfer, KID, under the Facility until at least November 2010. As of the date of this Information Circular, the consent of RZB has not been obtained, however RZB has advised that it will notify KHD and KID as to whether it approves of the distribution of the KID Shares by March 20, 2010.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein, (a) no director or executive officer of KID; (b) no person or company who beneficially owns, directly or indirectly, shares of KID or who exercises control or direction of shares of KID, or a combination of both (including control through nominees and proposed directors) carrying more than 10% of the voting rights attached to the shares of KID outstanding (an “Insider”); (c) no director or executive officer of an Insider; and (d) no associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of KID’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect KID or any of its subsidiaries, except with an interest arising from the ownership of shares of KID where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada.
In the normal course of operations, KID is expected to enter into transactions with related parties which include, among others, affiliates whereby KID has a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.
TAX CONSEQUENCES
Certain tax consequences relating to the Arrangement that may be material to some Shareholders are summarized in the Information Circular to which this Schedule is attached under the heading “Income Tax Considerations.” This summary is however not exhaustive and Shareholders are cautioned not to rely on the disclosure provided thereby and should consult their own tax advisor regarding the income tax consequences of the Arrangement.
INTEREST OF EXPERTS
Except as otherwise disclosed herein, none of the experts hired by KID have any material interest, direct or indirect, by way of beneficial ownership in KID.
AUDITORS AND AUDIT COMMITTEE
It is expected that Deloitte and Touche GmbH Wirtschaftsprüfungsgesellschaft, through its Dusseldorf office, will continue to be the auditors of KID following completion of the Arrangement. Under German law, KID is not required to have an audit committee. In the event that KID determines to appoint an audit committee, the committee will be established by the Supervisory Board which will bear responsibility for nominating one or more persons to such committee, each of whom must be a member of the Supervisory Board.
FINANCIAL STATEMENT DISCLOSURE FOR KID
The following combined financial statements of the KHD Industrial Plant Technology, Equipment and Service Business are included in this Information Circular:

•	audited combined annual financial statements of the KHD Industrial Plant Technology, Equipment and Service Business as at December 31, 2008 and 2007 and for the three years ended December 31, 2008, located at Schedule G to this Information Circular; and

•	unaudited combined interim financial statements of the KHD Industrial Plant Technology, Equipment and Service Business as at and for the nine months ended September 30, 2009 and 2008, located at Schedule H to this Information Circular.
ADDITIONAL INFORMATION
KID will be required to file annual and other reports with certain German regulatory authorities upon completion of the Arrangement. Such documents will be available on KID’s website at: www.khd-hv.com.

SCHEDULE G
KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED FINANCIAL STATEMENTS

AUDITORS’ REPORT
To the Board of Directors of
KHD Humboldt Wedag International Ltd.
We have audited the combined balance sheets of the KHD Humboldt Wedag companies that form the industrial plant technology, equipment and service business of KHD Humboldt Wedag International Ltd. (the “KHD Industrial Plant Technology, Equipment and Service Business”) as at December 31, 2008 and 2007, and the related combined statements of income, comprehensive income and shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These combined financial statements are the responsibility of the KHD Industrial Plant Technology, Equipment and Service Business’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation.
In our opinion, these combined financial statements present fairly, in all material respects, the combined financial position of the KHD Industrial Plant Technology, Equipment and Service Business as at December 31, 2008 and 2007, and the combined results of its operations and cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
“Deloitte & Touche LLP”
Chartered Accountants
Vancouver, British Columbia
March 26, 2009

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED BALANCE SHEETS
December 31, 2008 and 2007
(United States Dollars in Thousands)

	Notes	2008	2007
ASSETS
Current Assets
Cash and cash equivalents		$366,977	$314,264
Securities	5	2,933	15,442
Restricted cash		32,008	24,116
Accounts receivable, trade	6	62,650	61,936
Other receivables	7	15,612	8,889
Inventories	8	109,676	124,336
Contract deposits, prepaid and other	9	58,171	33,289
Future income tax assets	10	59	825

Total current assets		648,086	583,097
Non-current Assets
Investment in parent company	11	37,042	43,906
Property, plant and equipment	12	6,711	7,819
Equity method investments		325	654
Future income tax assets	10	4,176	11,188
Other non-current assets		830	1,955

Total non-current assets		49,084	65,522

		$697,170	$648,619

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	13	$173,137	$143,053
Progress billings above costs and estimated earnings on uncompleted contracts	8	171,843	184,830
Advance payments received from customers		11,331	9,190
Income tax liabilities		8,987	20,651
Accrued pension liabilities, current portion	14	2,158	2,205
Provision for warranty costs, current portion	15	30,856	31,503
Provision for supplier commitments on terminated customer contracts	16	23,729	—

Total current liabilities		422,041	391,432
Long-term Liabilities
Long-term debt	17	11,313	13,920
Accrued pension liabilities, less current portion	14	29,209	30,981
Provision for warranty costs, less current portion	15	7,524	11,799
Deferred credit, future income tax assets	10	4,176	4,381
Future income tax liability	10	7,646	2,593
Other long-term liabilities	18	8,344	4,931

Total long-term liabilities		68,212	68,605

Total liabilities		490,253	460,037
Minority Interests		1,022	2,297
Shareholders’ Equity
Capital stock	19	41,463	41,463
Treasury stock		(135)	(135)
Contributed surplus		7,881	4,462
Retained earnings		153,309	116,866
Accumulated other comprehensive income		3,377	23,629

Total shareholders’ equity		205,895	186,285

		$697,170	$648,619

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF INCOME
For the Years Ended December 31, 2008, 2007 and 2006
(United States Dollars in Thousands)

	Notes	2008	2007	2006
Revenues		$638,354	$580,391	$404,324
Cost of revenues		517,241	494,982	338,778
Loss on terminated customer contracts		31,966	—	—

Gross profit		89,147	85,409	65,546

Selling, general and administrative expense		40,503	35,188	23,488
Stock-based compensation — selling, general and administrative expense		3,419	1,741	617

Operating income		45,225	48,480	41,441

Interest income		18,208	8,920	4,801
Interest expense		(2,198)	(2,363)	(2,392)
Foreign currency transaction (losses) gains, net		(1,823)	952	246
Share of (loss) profit of equity method investees		(272)	142	377
Other (expense) income, net	20	(5,527)	2,855	2,996

Income before income taxes and minority interests from continuing operations		53,613	58,986	47,469
Provision for income taxes:
Income taxes	21	(17,217)	(10,323)	(11,580)

Income before minority interests from continuing operations		36,396	48,663	35,889
Minority interests		47	(28)	(1)

Income from continuing operations		36,443	48,635	35,888
Loss from discontinued operations, net of tax	4	—	(7,334)	(1,611)
Extraordinary gain, net of tax	3	—	525	—

Net income		$36,443	$41,826	$34,277

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2008, 2007 and 2006
(United States Dollars in Thousands)

	2008	2007	2006
Net income for the year	$36,443	$41,826	$34,277

Other comprehensive income (loss)

Unrealized (losses) gains on translating financial statements of self-sustaining foreign entities and adjustments from application of U.S. dollar reporting	(15,107)	16,093	8,720

Unrealized loss on available-for-sale securities, net of nil tax	(5,145)	—	—

Other comprehensive loss (income)	(20,252)	16,093	8,720

Comprehensive income	$16,191	$57,919	$42,997

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

					Accumulated Other Comprehensive Income
						Valuation of
	Common Stock	Treasury Stock			Currency	Available-
			Contributed	Retained	Translation	for-sale
	Amount	Amount	Surplus	Earnings	Adjustment	Securities	Sub-total	Total
Balance at December 31, 2005	37,213	(135)	2,104	40,763	(1,184)		(1,184)	78,761
Net income				34,277				34,277
Shares issued	4,250							4,250
Stock-based compensation			617					617
Translation adjustment					8,720		8,720	8,720

Balance at December 31, 2006	41,463	(135)	2,721	75,040	7,536	—	7,536	126,625
Net income				41,826			0	41,826
Stock-based compensation			1,741					1,741
Translation adjustment					16,093		16,093	16,093

Balance at December 31, 2007	41,463	(135)	4,462	116,866	23,629	—	23,629	186,285
Net income				36,443			—	36,443
Stock-based compensation			3,419					3,419
Change in fair value of securities						(5,145)	(5,145)	(5,145)
Translation adjustment					(15,107)		(15,107)	(15,107)

Balance at December 31, 2008	41,463	(135)	7,881	153,309	8,522	(5,145)	3,377	205,895

Total of retained earnings and accumulated other comprehensive income
December 31, 2006	82,576

December 31, 2007	140,495

December 31, 2008	156,686

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(United States Dollars in Thousands)

	2008	2007	2006
Cash flows from continuing operating activities
Income from continuing operations	$36,443	$48,635	$35,888
Adjustments for:
Amortization and depreciation	2,931	2,466	2,236
Foreign currency transaction losses (gains), net	1,823	(952)	(246)
Minority interests	(47)	28	1
(Loss) gain on short-term securities	11,216	502	(386)
Stock-based compensation	3,419	1,741	617
Future income taxes	13,038	(818)	2,078
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	1,177	(2,928)	(3,612)
Restricted cash	(9,478)	(5,813)	7,401
Receivables	(9,394)	13,849	(28,901)
Inventories	9,300	(27,765)	(45,338)
Contract deposits, prepaid and other	(27,781)	(6,764)	(11,030)
Accounts payable and accrued expenses	42,467	5,182	42,804
Progress billings above costs and estimated earnings on uncompleted contracts	(4,264)	76,890	51,774
Advance payments received from customers	2,355	(595)	(14,767)
Income tax liabilities	(11,250)	8,230	7,848
Provision for warranty costs	(3,046)	10,373	1,792
Provision for supplier commitments on terminated customers contracts	22,413	—	—
Other	(9)	1,133	(863)

Cash flows provided by continuing operating activities	81,313	123,394	47,296
Cash flows from continuing investing activities
Purchases of property, plant and equipment	(3,027)	(3,535)	(2,508)
Purchases of long-term securities	—	—	(68)
Purchases of subsidiaries, net of cash acquired	(1,030)	(6,935)	—
Sale of real estate property		50,852
Loan to parent company		(27,891)
Other	(1,620)	—	—

Cash flows (used in) provided by continuing investing activities	(5,677)	12,491	(2,576)
Cash flows from continuing financing activities
Borrowings	—	3,292	28,759
Debt repayments	(2,056)	(6,132)	(17,304)
Issuance of shares	0	—	4,250

Cash flows (used in) provided by continuing financing activities	(2,056)	(2,840)	15,705
Cash flows used in operating activities of discontinued operations	—	(116)	(1,126)
Cash flows provided by investing activities of discontinued operations	—	58	8
Cash flows used in financing activities of discontinued operations	—	(245)	(652)
Exchange rate effect on cash and cash equivalents	(20,867)	25,476	11,742

Increase in cash and cash equivalents	52,713	158,218	70,397
Cash and cash equivalents, beginning of year	314,264	156,046	85,649

Cash and cash equivalents, end of year	$366,977	314,264	$156,046

Cash and cash equivalents at end of year consisted of:
Continuing operations	$366,977	$314,264	$155,898
Discontinued operations	—	—	148

	$366,977	$314,264	$156,046

Cash	$366,977	$309,328	$109,473
Money market funds	—	4,936	46,573

	$366,977	$314,264	$156,046

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2008
Note 1. The Company and Summary of Significant Accounting Policies
These combined financial statements and accompanying notes have been prepared to present the combined financial positions and results of the entities and predecessor entities that form the industrial plant technology, equipment and service business of KHD Humboldt Wedag International Ltd. (“KHD Canada”), pursuant to the regulations of the British Columbia securities laws.
KHD Canada is incorporated under the laws of British Columbia, Canada. KHD Canada, through its non-wholly-owned subsidiary, KHD Humboldt Wedag International (Deutschland) AG, in Germany, its direct wholly-owned subsidiary, KHD Humboldt Wedag International Holding GmbH, in Austria, and their respective subsidiaries, operates internationally in the industrial plant technology, equipment and service business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag International (Deutschland) AG and KHD Humboldt Wedag International Holding GmbH, with their respective subsidiaries, are collectively known as “KHD” in these combined financial statements.
A. Basis of Presentation
The combined financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles (“GAAP”) applicable in Canada. The presentation currency of these combined financial statements is United States dollars ($), as rounded to the nearest thousand (except per share amounts).
These combined financial statements include the accounts of the following entities:
KHD Humboldt Wedag International Holding GmbH
KHD Humboldt Wedag International GmbH*
Humboldt Wedag Inc.*
Humboldt Wedag India Ltd.*
Humboldt Wedag Australia Pty Ltd.*
KHD Humboldt Wedag (Shanghai) International Industries Limited
KHD Humboldt Wedag International (Deutschland) AG
KHD Humboldt Wedag GmbH
KHD Humboldt Wedag International Insurance Ltd.
EKOF Flotation GmbH*
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.*
Humboldt Wedag Coal & Minerals Technology GmbH
ZAB Zementanlagenbau GmbH Dessau
ZAB Industrietechnik & Service GmbH
Humboldt Wedag (SA) (Pty) Ltd.*
MFC & KHD International Industries Limited
KHD Sales and Marketing Ltd.*
KHD Humboldt Wedag International, FEZ*
Humboldt Wedag GmbH
Blake International Limited
HIT International Trading AG
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.

*     These entities are directly or indirectly owned by KHD Humboldt Wedag International Holding GmbH and compose the consolidated financial statements of KHD Humboldt Wedag International Holding GmbH.
These entities are referred to as the KHD Industrial Plant Technology, Equipment and Service Business, or KHD, in these combined financial statements. KHD considers KHD Canada as its ultimate parent company. KHD Canada and its subsidiaries (other than KHD) are referred to as “Parentco” in these financial statements.

B. Significant Accounting Policies
(i) Principles of Combination
The combined financial statements include the accounts of KHD and jointly controlled enterprises (collectively, the “Company” in these combined financial statements). The Company uses proportionate consolidation method for its interest in jointly controlled enterprises, pursuant to CICA Handbook Section 3055, Interests in Joint Ventures, whereby the Company’s share of each of the assets, liabilities, income and expenses of a jointly controlled enterprise is combined line by line with similar items in the Company’s combined financial statements. All significant intercompany accounts and transactions within the combined KHD Industrial Plant Technology, Equipment and Service Business have been eliminated.
The Company uses the equity method to account for investments when it has the ability to significantly influence the investee’s operating and financial policies. Under the equity method, the investment is initially recorded at cost, then reduced by distributions and increased or decreased by the Company’s proportionate share of the investee’s net earnings or loss and unrealized currency translation adjustment. When there is an other than temporary decline in value, the investment is written down and the unrealized loss is included in the results of operations.
(ii) Foreign Currency Translation
The Company translates assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations, or currency translation adjustments, are included in the accumulated other comprehensive income under the equity section of the combined balance sheets.
Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the combined statements of income.
(iii) Financial Instruments
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 3861, Financial Instruments — Disclosure and Presentation; Section 1530, Comprehensive Income; and Section 3251, Equity. These CICA Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.
Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. The adoption of these new accounting standards resulted in incremental disclosures and did not have any material impact on the Company’s financial position as of January 1, 2008.
In October, 2008, the AcSB approved amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3862, Financial Instruments — Disclosure, which permit the reclassification of some financial instruments in rare circumstances, which are the steps that the International Accounting Standards Board and other regional and international bodies are using to address financial reporting issues associated with the credit crisis that occurred since the third quarter of 2008. The amendments apply to reclassifications made on or after July 1, 2008. These amendments do not have an impact on the financial statements for the year ended December 31, 2008.
CICA Handbook Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope of Section 3855, all financial assets are classified into one of four categories: held-for-trading, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: held-for-

trading and other financial liabilities. Regular way purchases and sales of financial assets are accounted for at settlement date.
Generally, a financial asset or financial liability held for trading is a financial asset or financial liability that meets either of the conditions: (i) it is not a loan or receivable and is (a) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (c) a derivative, except for a derivative that is a designated and effective hedging instrument; or (ii) it is designated by the Company upon initial recognition as held for trading. Any financial instrument may be designated when initially recognized as held for trading, except for (i) financial instruments whose fair value cannot be reliably measured and (ii) financial instruments transferred in a related party transaction that were not classified as held for trading before the transaction. A financial instrument cannot be reclassified into the held-for-trading category while it is held or issued; however, pursuant to amendments made in October 2008, if a financial asset is no longer held for the purpose of selling it in the near term, the entity may reclassify that financial asset out of the held-for-trading category in rare circumstances.
Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Non-derivative financial liabilities are classified as other financial liabilities.
When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market and are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured and are measured at cost. All financial assets, except those measured at fair value with changes in fair value recognized in net income, are subject to review for impairment. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).
A gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.
Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
Pursuant to CICA Handbook Section 3855, transaction costs related to the acquisition of held-for-trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.
(iv) Cash and Cash Equivalents
Cash and cash equivalents are classified as held for trading and include highly liquid investments (e.g. money market funds) with original maturities of three months or less and are generally interest bearing.
(v) Short-term Cash Deposits
Short-term cash deposits are classified as held-to-maturity financial assets and include term deposits with original maturities of more than three months. They are interest bearing and are to mature within 12 months after the balance sheet date.
(vi) Restricted Cash
Restricted cash is classified as held for trading. Restricted cash at December 31, 2008 and 2007 was provided as security for the performance of industrial plant technology, equipment and service contracts.
(vii) Securities
Securities are classified as held for trading and short-term or long-term available-for-sale securities.
Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the statement of income.
Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities are generally unlisted equity securities which are purchased with management’s intention to sell in the near term. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in other comprehensive income unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the result of operations.
Gain and loss on sales of securities are recognized on the average cost basis on the settlement dates.
(viii) Receivables
Typically, receivables are financial instruments which are not classified as held for trading or available-for-sale. They are classified as loans and receivables and are measured at amortized cost without regard to the Company’s intention to hold them to maturity.
Receivables are net of an allowance for credit losses, if any. The Company performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.
(ix) Allowance for Credit Losses
The Company’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Company’s receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Company, such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
(x) Derivative Financial Instruments
Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives are included on the combined balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are accounted for in accordance with CICA Handbook Section 3865. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in the result of operations.
Where the Company has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate.
(xi) Inventories
Inventories consist of construction raw materials, work-in-progress, contracts-in-progress and finished goods. Inventories are recorded at the lower of cost (specific item basis and first-in first-out methods) or estimated net realizable value. Cost, where appropriate, includes a proportion of manufacturing overheads incurred in bringing inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution.
The Company recognizes revenues from construction contracts under the percentage-of-completion method. The recognized income is the estimated total income multiplied by the percentage of incurred costs to date to the most recently estimated total completion costs. Under the percentage-of-completion method, the contracts-in-progress includes costs and estimated earnings above billings on uncompleted contracts. Progress billings above estimated costs and estimated earnings on uncompleted contracts and advances received from customers are shown as liabilities.
Prepayments and deposits for inventories on construction contracts are included in the account of contract deposits, prepaid and other.
(xii) Property, Plant and Equipment
Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the result of operations. No such losses have been recorded in these combined financial statements.
Property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method
Buildings	25 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line
Depreciation and amortization expense of property, plant and equipment amounting to $2,931 in 2008, $2,466 in 2007 and $2,236 in 2006, respectively, is included in cost of sales and general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.

(xiii) Asset Retirement Obligations
The Company accounts for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets under CICA Handbook Section 3110, Asset Retirement Obligations. Under these rules, a reasonable estimate of fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company does not currently have any material asset retirement obligations.
(xiv) Provisions
Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. Legal costs in connection with a loss contingency are recognized when incurred.
(xv) Revenue Recognition and Cost of Revenues
Revenues are derived from providing industrial plant technology, equipment and services. The revenue is recognized under the percentage-of-completion method, measured by costs incurred to date to the total estimated cost for the entire contract. Revenues include revenues from change orders after the change orders are approved by the customers.
Cost of revenues include all direct material, labour costs, selling expenses and amortization as well as any other direct and indirect cost attributable to each individual contract such as warranty and freight costs. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss. This method is used as management considers the estimated total cost to be the best available measure of progress on contracts. Cost of revenues for the period includes the benefit of claims settled on contracts completed in prior years.
Management conducts periodic reviews of its cost estimates. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to revenues and/or cost of revenues, pursuant to the percentage-of-completion method, in the period in which the revision takes place.
Pre-contract costs are expensed as incurred in general and administrative expenses until it is virtually certain that a contract will be awarded; from which time further pre-contract costs are recognized as an asset and charged as an expense over the period of the contract.
     For interest and dividend income, recognition is warranted when it is probable that economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is recognized on a time proportion basis, taking into account the effective yield on the asset.
The revenues are reported net of sales taxes.
(xvi) Warranty Costs
The contracts and services of the Company’s industrial plant technology, equipment and service business are typically covered by product and service warranty that is typically arranging from one year to two years (and three or four years in exceptional cases), starting with commissioning. Many of the Company’s construction contracts guarantee the plants for a pre-defined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract and is based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and in service and counter-warranty coverage available from the Company’s suppliers.

Management reviews the provision for warranty costs periodically and any adjustment is recorded in cost of revenues.
(xvii) Research and Development Costs
Research and development costs are charged to general and administrative expenses when incurred. The Company incurred research and development costs of $4,286, $2,851 and $3,986 in 2008, 2007 and 2006, respectively. There are no development costs which meet the criteria for deferral.
(xviii) Stock-Based Compensation
Certain employees of the Company are granted stock options by Parentco to subscribe for common shares of Parentco and such stock options are accounted for as stock-based compensation. The Company follows CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires share-based transactions to be measured on a fair value basis using Black-Scholes option-pricing model, with the following assumptions for the three years ended December 31, 2008: a weighted average expected life of 3.0 years, expected dividend yield of 0%, expected volatility of 28% to 50% and risk-free interest rates of 3.0% to 5.0%. Stock-based compensation expenses are classified as selling, general and administrative expenses and credited to contributed surplus under shareholders’ equity. These stock options will be forfeited without consideration upon employees ceasing their employment relationship with the Company.
These stock options do not and will not have an impact on the Company’s share capital account or the number of shares issued.
(xix) Employee Future Benefits
The Company has defined benefit pension plans for employees of certain KHD companies in Europe. Employees hired after 1996 are generally not eligible for such benefits. The Company relies on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected benefit method prorated on services (also known as the projected unit credit method). The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate (based on market yields on high quality corporate bonds), and future salary.
The Company uses a systematic method of recognizing actuarial gains and losses in income. Adjustments arising from changes in assumptions and experience gains and losses are amortized over estimated average remaining service lifetime when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations. However, when all, or almost all, of the employees are no longer active, the Company will base the amortization on the average remaining life expectancy of the former employees.
(xx) Taxes on Income
The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these combined financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are more likely than not to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled. Future income tax is charged or credited to combined statement of income, except when it relates to items charged or credited directly to equity, in which case the future income tax is also dealt with in equity.
Future income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income tax levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

A future income tax asset or liability is not recognized on earnings or loss relating to the Company’s foreign operations where repatriation of such amounts is not contemplated in the foreseeable future.
In acquisitions that are not business combinations, an excess of the value of income tax assets, which management believes is more likely than not to be realized, over the consideration paid for such assets is recorded as a deferred credit and recognized in the statement of operations in the same period that the related tax asset is realized.
The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognises the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realised. The Company includes interest charges and penalties on current tax liabilities, if any, as a component of financing costs.
(xxi) Measurement Uncertainty
The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial instruments in an inactive market, provision for warranty costs, pension liabilities, other than temporary impairments of securities, accounting for construction contracts, and valuation of property, plant and equipment, future income tax and provision for income taxes, and provision for supplier commitments on terminated customer contracts, among other items. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates, and such differences could be material.
D. Future Changes to Accounting Standards
Goodwill and Intangible Assets
AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. This new standard applies to goodwill subsequent to initial recognition. Standards for the initial recognition, measurement and disclosure of goodwill acquired in a business combination are provided in CICA Handbook Section 1581, Business Combination. CICA Handbook Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management has reviewed the requirements and concluded that they will not have significant impact on the Company’s financial statements.
Business Combinations
AcSB issued CICA Handbook Section 1582, Business Combinations, in January 2009 to replaces Section 1581. This new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. CICA Handbook Sections 1582, 1601, Combined Financial Statements, and 1602, Non-controlling Interests, should be applied at the same time. Management is reviewing the requirements of these new standards.
Note 2. Capital Disclosure on the Company’s Objective, Policies and Processes for Managing Its Capital Structure
The Company’s objectives when managing capital are: (i) to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.
Consistently with others in the industry, the Company monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders equity.

	2008	2007
Total debt	$11,313	$13,920
Less: cash and cash equivalents	(366,977)	(314,264)

Net debt (net cash and cash equivalents)	$(355,664)	$(300,344)
Total equity	$205,895	$186,285
Debt-to-adjusted capital ratio	Not applicable	Not applicable
There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2008 and 2007. The debt-to-adjusted capital ratio in 2008 and 2007 were not applicable since the Company had a net cash and cash equivalents balance.

	2008	2007
Long-term debt	$11,313	$13,920
Shareholders’ equity	$205,895	$186,285
Long-term debt-to-equity ratio	0.05	0.07
     During 2008, the Company’s strategy, which was unchanged from 2007, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Company had a net cash and cash equivalent balance after deduction of the total debt. The Company’s long-term debt-to-equity ratio was 0.05 and 0.07 as at December 31, 2008 and 2007, respectively. Such low ratios facilitate the Company to secure access to credit facilities at favourable financing terms for its core business activities. (See Note 8.)
     The Company is required to comply with certain financial covenants under a bank credit facility. The Company is in compliance with the financial covenants in 2008 and 2007. (See Notes 8 and 17.)
Note 3. Acquisitions of Subsidiaries
There was no business combination transaction in 2008 and 2006.
In September 2007, the Company acquired 5.17% common shares in a 94.83% owned German subsidiary for $1,561 in cash from a limited partnership (in which the Company holds 94.5% interest and the Company is not the general partner thereof). The German subsidiary had been consolidated since March 2004. The Company did not recognize any goodwill or intangible assets on the acquisition. There was an excess of the fair value of acquired net assets over cost, which resulted in an extraordinary gain of $525, net of income taxes and minority interest.
In December 2007, the Company acquired a 75.06% controlling interest in HIT for consideration of $6,104 in cash. HIT was a German company publicly traded on the CDAX stock exchange. At the acquisition date, HIT’s major business activity related to passive investment in marketable securities and its net assets comprised almost entirely cash and marketable securities. The acquisition is an indirect purchase of assets and not considered a business combination. No goodwill or intangible assets were recorded as a result of this acquisition. HIT was combined since its acquisition date. HIT has tax loss carry forwards of approximately $74,501. The future income tax asset related to these losses is reduced by valuation allowance and offset by a deferred credit for income taxes.

Note 4. Discontinued Operations
Real estate and other interests
Parentco entered into an arrangement Agreement in March 2007, as amended on June 29, 2007, with SWA Reit and Investments Ltd. (“SWA Reit”), a corporation governed by the laws of Barbados. The agreement provided for Parentco to complete an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, Parentco would transfer certain non-core real estate interests and other assets indirectly held by it to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by it, pro rata, to Parentco’s shareholders by way of a reduction of the paid up capital with respect to Parentco’s common shares. Prior to the completion of the Arrangement, the Company sold these real estate interests and other assets to SWA for $50,852 in cash.
For reporting purposes, the results of operations of SWA Reit have been presented as discontinued operations. For 2007 and 2006, the revenues of $nil and $nil, respectively; and the pre-tax loss of $1,003 and $3,810, respectively, were reported in discontinued operations.
There was no disposition of subsidiaries in 2008 and 2006.
Note 5. Securities
Short-term securities

	2008	2007
Trading securities:
Common shares, at fair value	$2,933	$15,442

Investments in the publicly-listed common shares securities comprised seven companies (three companies represented 80% and the largest one represented 58% of total investment amount) and 11 companies as at December 31, 2008 and 2007, respectively.
Note 6. Accounts Receivable, Trade

	2008	2007
Trade receivables, gross amount	$65,115	$64,868
Less: Allowance for credit losses	(2,465)	(2,932)

Trade receivables, net amount	$62,650	$61,936

As at December 31, 2008, trade receivables of $19,241 were past due but not impaired. The aging analysis of these trade receivables as at December 31, 2008 is as follows:

Below 30 days	$4,754
Between 31 and 60 days	1,857
Between 61 and 90 days	2,448
Over 90 days	10,182

$19,241

As at December 31, 2008, trade receivables of $2,465 were impaired and an allowance for credit losses of $2,465 has been provided. The aging analysis of these trade receivables as at December 31, 2008 is as follows:

Below 30 days	$487
Between 31 and 60 days	8
Between 61 and 90 days	—
Over 90 days	1,970

$2,465

The movement of the allowance for credit losses during the current year is as follows:

Balance at December 31, 2007	$2,932
Additions	1,407
Reversals	(944)
Write-offs	(811)
Cumulative translation adjustment	(119)

Balance at December 31, 2008	$2,465

As at December 31, 2008, there was no trades receivable which would otherwise be past due or impaired if the terms had not been renegotiated.
Note 7. Other Receivables

	2008	2007
Investment income (of which $453 and $415 was due from affiliates at December 31, 2008 and 2007, respectively)	$1,667	$1,059
Government taxes	8,697	3,687
Due from affiliates	1,957	—
Derivative assets	1,450	388
Other	1,841	3,755

	$15,612	$8,889

The receivables generally arise in the normal course of business and are expected to be collected within one year from the year end.
As at December 31, 2008, there was no other receivable which would otherwise be past due or impaired if the terms had not been renegotiated.
Note 8. Inventories

	2008	2007
Raw materials	$12,317	$10,114
Work-in-progress	483	563
Contracts-in-progress	96,876	113,659

	$109,676	$124,336

Information on contracts-in-progress at December 31, 2008 and 2007, is as follows:

	2008	2007
Costs incurred to date on uncompleted contracts	$560,581	$390,272
Estimated earnings recognized to date on these contracts	99,567	93,007

	660,148	483,279
Less: loss contracts (not including loss on the terminated customer contracts) (Note 16)	(1,861)	(3,529)
Less: billings to date	(733,705)	(548,541)

	(75,418)	(68,791)
Currency translation adjustments	451	(2,380)

	$(74,967)	$(71,171)

This amount is included in the combined balance sheet as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories — contracts-in-process)	$96,876	$113,659
Progress billings above costs and estimated earnings on uncompleted contracts (included in liabilities)	(171,843)	(184,830)

	$(74,967)	$(71,171)

As at December 31, 2008, the Company did not have a material amount of progress billings that would not be paid until the satisfaction of conditions specified in the contract for the payment of such amounts or until defects had been rectified.

As at December 31, 2008, KHD has credit facilities of up to a maximum of $478,604 with banks which issue bonds for the Company’s industrial plant technology, equipment and service contracts. As of December 31, 2008, $241,859 of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities. As at December 31, 2008, cash of $32,008 has been collateralized against these credit facilities. The banks charges 0.7% to 0.8% for issuing bonds. The Company is in compliance with covenants as stipulated in the credit facilities.
Note 9. Contract Deposits, Prepaid and Other

	2008	2007
Prepayments and deposits for inventories on construction contracts	$58,171	$33,289

Note 10. Future Income Tax Assets and Liabilities
The tax effect of temporary differences and tax loss carryforwards that give rise to significant components of future tax assets and liabilities are as follows:

	2008	2007
Non-capital tax loss carryforwards	$34,295	$49,035
Uncompleted contracts	(23,420)	(17,700)
Other	5,072	518

	15,947	31,853
Valuation allowance	(19,358)	(22,433)

	$(3,411)	$9,420

Future income tax assets are included in the combined balance sheet as follows:
Current	$59	$825
Non-current	4,176	11,188

	4,235	12,013
Future income tax liabilities are included in the combined balance sheet as follows:
Non-current	(7,646)	(2,593)

Net future income tax assets	$(3,411)	$9,420

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carryforwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these future income tax assets, net of the valuation allowances.
At December 31, 2008, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates
Germany	122,732	Indefinite
China	2,347	2010-2012
The Company has recognized a long-term deferred credit in the amount of $4,176 and $4,381 as at December 31, 2008 and 2007, respectively, representing the excess of the amounts assigned to the acquired assets over the consideration paid (and after the pro rata allocation to reduce the values assigned to any non-monetary assets acquired). The deferred credit will be amortized to income tax expense in proportion to the net reduction in the future income tax asset that gives rise to the deferred credit.

Note 11. Investment in Parentco
Investment in Parentco comprised:

	2008	2007
Common shares (295,490 shares at both December 31, 2008 and 2007)	$3,300	$8,860
Preferred shares, redeemable for cash	7,155	7,155
Loan (€19,100) interest rate at 1-month-EURIBOR, repayable at the later of (i) the day specified in, or (ii) the day that is 30th day following receipt of, the repayment notice	26,587	27,891

	$37,042	$43,906

The investment in common shares and preferred shares are classified as available-for-sale and the loan as loans and receivables.
During 2007, the Company converted a loan of $7,155 into the preferred shares of Parentco.
Note 12. Property, Plant and Equipment

	2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	BookValue	Cost	Depreciation	Book Value

Buildings	$1,335	$853	$482	$1,435	$800	$635
Manufacturing plant and equipment	43,829	37,604	6,225	44,312	37,137	7,175
Office equipment	25	21	4	22	13	9

	$45,189	$38,478	$6,711	$45,769	$37,950	$7,819

In 2007, the manufacturing plant and equipment and office equipment disposed as a result of dispositions of subsidiaries aggregated $41 at the time of the dispositions. There was no disposition of subsidiaries in 2008.
Note 13. Accounts Payable and Accrued Expenses

	2008	2007
Accounts payable	$160,744	$129,598
Value-added and other taxes	2,373	964
Affiliates	891	876
Compensation	7,106	8,451
Interest due to affiliates	117	—
Derivative liabilities	285	543
Other	1,621	2,621

	$173,137	$143,053

     Generally, these payable and accrual accounts do not bear interest and they have a maturity of less than a year.
Note 14. Employee Future Benefits
The Company maintains defined benefit plans that provide pension benefits for the employees of certain KHD companies in Europe. Employees of KHD hired after 1996 are generally not eligible for such benefits. The employees are not required to make contributions to the plan.
The defined benefit plan is unfunded and, therefore, does not have any plan assets. Also, the plan has no unamortized prior service costs or gains or losses.

The table below shows the net pension expense and the change in benefit obligations of the plan.

	2008	2007
Accrued benefit obligation, beginning of year	$33,186	$30,223
Current service cost	48	711
Interest cost	1,670	1,419
Deferred compensation	70	70

Net pension cost	1,788	2,200
Cash benefit payments	(2,070)	(2,444)
Currency translation adjustments	(1,537)	3,207

Accrued benefit obligation, end of year	$31,367	$33,186

Included in the combined balance sheet as follows:
Current portion	$2,158	$2,205
Long-term portion	29,209	30,981

	$31,367	$33,186

An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, and for the year then ended are as follows:

	2008	2007
Weighted average discount rate	6.0%	5.3%
Rate of increase in future compensation	0.0%	0.0%
As of December 31, 2008 and 2007, the actuarial report showed a projected benefit obligation of $31,428 and $33,953, respectively, and an excess of $61 and $767, respectively, has not yet been recognized as a component of net periodic benefit cost.
Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors.
The benefits expected to be paid are as follows:

Year	Amount
2009	$2,158
2010	2,158
2011	2,158
2012	2,158
2013	2,018
Thereafter	20,717

$31,367

Note 15. Provision for Warranty Costs
Warranty activity consisted of:

	2008	2007
Balance at beginning of year	$43,302	$29,115
Costs incurred	(10,013)	(3,371)
Warranty reserves established on completed contracts	16,554	19,913
Reversal of reserves at end of warranty period	(9,630)	(6,292)
Currency translation adjustments	(1,833)	3,937

Balance, at end of year	$38,380	$43,302

Included in the combined balance sheet as follows:
Current portion	$30,856	$31,503
Long-term portion	7,524	11,799

	$38,380	$43,302

Note 16. Provision for Supplier Commitments and Loss on Terminated Customer Contracts
     As a result of changes in the market conditions and business environment affected by the current financial crisis, during the fourth quarter of 2008, the Company received requests from a limited number of customers to modify the terms of existing contracts. These requests included extension of credit terms, delays or cancellation of the contracts. In addition, one of the Company’s customers went into voluntary liquidation. These conditions resulted in the termination of the Company’s work on certain customer contracts and the Company recognized the losses on the terminated customer contracts in the fourth quarter of 2008 as follows:

Provisions:
Supplier commitments	$17,027
Penalty for cancellation of purchase orders	3,401
Inventories (contracts-in-progress)	2,606

23,034
Inventories (raw materials and finished goods)	2,637
Inventories (contracts-in-progress)	6,037
Customer receivables	258

Loss on terminated customer contracts for the year	$31,966

The following table shows the beginning and ending balance of the provisions during 2008:

Balance at beginning of year	$—
Costs recognized	23,034
Paid	—
Reversal	—
Currency translation adjustments	695

Balance, at end of year	$23,729

Note 17. Long-term Debt

	2008	2007
Note payable to a bank, €8,127 at both December 31, 2008 and 2007, interest at 2.45% per annum due quarterly and the entire principal balance due February 2011. The Company is in compliance with financial covenants stipulated by the bank	$11,313	$11,868
Note payable to a bank, €nil at December 31, 2008 and €1,405 at December 31, 2007, interest at 6.0% per annum due monthly	—	2,052

	11,313	13,920
Less current portion	—	—

	$11,313	$13,920

As of December 31, 2008, the maturities of debt are as follows:

Maturity	Principal	Interest	Total
2009	$—	$277	$277
2010	—	277	277
2011	11,313	138	11,451

	$11,313	$692	$12,005

Interest expense on long-term debt was $291, $308 and $473 for the years ended December 31, 2008, 2007 and 2006, respectively.
Note 18. Other Long-term Liabilities
Other long-term liabilities represent trade payables which are due after one year from the balance sheet date. All the long-term liabilities are expected to be repaid in 2010.

Note 19. Share Capital
The Company’s share capital consisted of the following entities:

	2008	2007
KHD Humboldt Wedag International (Deutschland) AG	$39,422	$39,422
KHD Humboldt Wedag International Holding GmbH	41	41
MFC & KHD International Industries Limited	—	—
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	2,000	2,000

	$41,463	$41,463

These entities and their subsidiaries composed the Company’s economic activities in the industrial plant technology, equipment and service business.
As at both December 31, 2008 and 2007, KHD Humboldt Wedag International (Deutschland) AG had a total of 16,571,276 shares outstanding and treasury stock of 114,568 shares.
Note 20. Other Income (Expense), Net

	2008	2007	2006
Gain (loss) on trading securities, net	$(11,216)	$(502)	$386
Unrealized holding gains (losses) on currency derivative contracts, net	1,164	(145)	—
Dividend income	236	301	236
Fee income	2,889	—	—
Other income	1,400	3,201	2,374

Other income (expense), net	$(5,527)	$2,855	$2,996

Note 21. Income Taxes
A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the combined statements of income is as follows:

	2008	2007	2006
Income before income taxes and minority interests from continuing operations	$53,613	$58,986	$47,469

Computed provision for income taxes at statutory rates	$16,888	$23,594	$18,988
(Increase) decrease in taxes resulting from:
Statutory tax rate differences	(774)	(4,312)	31
Non-taxable income	(133)	(97)	—
Stock-based compensation	1,077	702	246
Permanent differences	887	1,379	(2,979)
Change in valuation allowance	377	(12,086)	(6,588)
Reduction in future tax rate	(40)	1,132	—
Other, net	(1,065)	11	1,882

Provision for income taxes	$17,217	$10,323	$11,580

Note 22. Commitments and Contingencies
Leases
Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount
2009	$3,694
2010	1,290
2011	1,290
2012	1,290
2013	1,290
Thereafter	828

$9,682

Rent expense was $5,261, $1,013 and $8,132 for the years ended December 31, 2008, 2007 and 2006, respectively.
Litigation
The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2008.
Guarantees
The Company did not have guarantees (which meet the definition of a guarantee pursuant to AcG 14, Disclosure of Guarantees) outstanding as of December 31, 2008.
Purchase Obligations
In the normal course of its industrial plant technology, equipment and service business, the Company enters into purchase orders with its suppliers. The purchase orders aggregated $293,547 at December 31, 2008 which will be expensed in 2009. Of the total obligations, $260,000 relates to Germany, $31,700 to India and the balance to other countries.
Note 23. Business Segment Information
The Company operates in one reportable segment: industrial plant technology, equipment and service. The business of the industrial plant technology, equipment and service segment consists of supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals
The two major customer groups of industrial plant technology, equipment and service segment are in cement, and coal and minerals industries. The coal and minerals business was created out of the cement technology and know-how. Services to these two customer groups share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management. The revenues of industrial plant technology, equipment and service segment can be further broken down as follows:

	2008	2007	2006
Cement	$547,368	$518,573	$340,704
Coal and minerals	90,986	61,818	63,620

	$638,354	$580,391	$404,324

The following table presents revenues from the industrial plant technology, equipment and service segment by geographic areas based upon the project location:

	2008	2007	2006
Canada	$11,720	$512	$72
Africa	7,596	21,393	10,488
Americas	48,836	117,905	75,651
Asia	145,636	196,348	106,336
Russia & Eastern Europe	213,708	83,592	41,548
Europe (other than Russia and Eastern Europe)	57,577	35,502	29,764
Middle East	150,856	123,283	135,759
Australia	2,425	1,856	4,706

	$638,354	$580,391	$404,324

Other than the geographic revenue concentrations outlined above, there were no concentrations of revenues in 2008, 2007, or 2006 in the industrial plant technology, equipment and service segment.
The following table presents long-lived assets, which include property, plant and equipment, by geographic area based upon the location of the assets.

	2008	2007
Canada	$—	$—
Africa	63	66
Americas	200	320
Asia	586	837
Russia & Eastern Europe	21	—
Europe (other than Russia and Eastern Europe)	5,819	6,446
Middle East	14	—
Australia	8	150

	$6,711	$7,819

Note 24. Financial Instruments
The fair value of financial instruments at December 31 is summarized as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
Held-for-trading:
Cash and cash equivalents (including restricted cash)	$398,985	$398,985	$338,380	$338,380
Short-term securities	2,933	2,933	15,442	15,442
Derivative assets	1,450	1,450	388	388
Loans and receivables:
Current receivables*	76,812	76,812	70,437	70,437
Loan to Parentco	26,587	26,587	27,891	27,891
Available-for-sale instruments that have a quoted market price in an active market:
Investment in the common shares of the parent company	3,300	3,300	8,860	8,860
Available-for-sale instruments that do no have a quoted market price in an active market:
Investment in the preferred shares of Parentco	7,155	7,155	7,155	7,155

Total	$517,222	$517,222	$468,553	$468,553

Financial Liabilities:
Other financial liabilities:
Accounts payable and accrued expenses*	$163,373	$163,373	$133,095	$133,095
Debt	11,313	11,313	13,920	13,920
Other long-term liabilities	8,344	8,344	4,931	4,931
Held-for-trading:
Derivative liabilities	285	285	543	543

Total	$183,315	$183,315	$152,489	$152,489

*	not including derivative financial instruments

Fair value of a financial instrument can be characterized as the amount at which a financial instrument could be bought or sold in a current transaction between willing parties under no compulsion to act (that is, other than in a forced transaction, involuntary liquidation or distressed sale). The best evidence of fair value is published price quotations in an active market. When the market for a financial asset or financial liability is not active, an entity establishes fair value by using a valuation technique. The chosen valuation technique makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity. Entity-generated inputs take into account factors that market participants would consider when pricing the financial instruments at the balance sheet, such as liquidity and credit risks. Use of judgment is significantly involved in estimating fair value of financial instruments in inactive markets and actual results could materially differ from the estimates.
The fair value of cash and cash equivalents (including restricted cash) and term deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices. The fair value of unlisted securities is based on their estimated net realizable values. The fair values of short-term receivables and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of non-current receivables, long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the foreign currency derivative financial instruments are based on the quotes from foreign exchange dealers and reviewed and confirmed by management of the Company by their own valuation process.
Generally, management of the Company believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Company uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. The Company has risk managers and internal auditors to perform audit and checking functions and risk assessment to ensure that company procedures and policies are complied with.
Many of the Company’s strategies, including the use of derivative instruments and the types of derivative instruments selected by the Company, are based on historical trading patterns and correlations and management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect the Company’s risk management strategies during this time, and unanticipated developments could impact the Company’s risk management strategies in the future. If any of the variety of instruments and strategies the Company utilizes are not effective, the Company may incur losses.

The nature of the risk that the Company’s financial instruments are subject to is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents (including restricted cash)	X		X	X
Term deposits	X		X	X
Short-term securities			X		X
Derivative assets and liabilities	X	X	X
Current receivables	X		X
Investment in share capital of Parentco	X			X	X
Loan to the Parentco	X
Accounts payable and accrued expenses		X	X
Long-term debt			X	X
Other long-term liabilities
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to interest rate risk, because of their short-term nature. The Company’s long-term debt is not exposed to interest rate cash flow risk as the interest rate has been fixed, though they are exposed to interest rate price risk.
Sensitivity analysis:
At December 31, 2008, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, after-tax net loss for the year 2008 would have been $477 higher, arising mainly as a result of lower net interest income. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, after-tax net loss for the year 2008 would have been $477 lower, arising mainly as a result of higher net interest income. There would have been no material impact on the Company’s other comprehensive loss.
Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents (including restricted cash), term deposits, contract deposits, derivative and trade and other receivables. The Company has deposited the cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Company has receivables from various entities including customers, governmental agencies and affiliates and they are not concentrated in any specific geographic area. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large and diversified customer base. Credit risk from trade accounts receivable is mitigated since the customers generally have high credit quality and/or provide performance guarantees, advance payments, letters of credit and other credit enhancements. The performance guarantees, advance payments and letters of credit are generally issued by the bankers of the customers. The credit ratings are performed by the Company internally.
The average contractual credit period for trades receivable is 30 days.

The maximum credit risk exposure as at December 31 is as follows:

Amounts recognized on the combined balance sheet:	2008
Cash and cash equivalents (including restricted cash)	$398,985
Derivative assets	1,450
Current receivables	76,812

Loan to Parentco	26,587

Investment in the preferred shares of Parentco	7,155

510,989

Guarantee (see Note 22)	—

Maximum credit risk exposure	$510,989

Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and the United States (“U.S.”) dollars. In order to reduce the Company’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the subsidiaries), the Company may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2008 and 2007, the Company had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $28,937 and $40,697, respectively, and a net unrealized fair value gain (loss) of $1,165 and ($155), respectively. As at December 31, 2008, the Company has not applied hedge accounting because these derivative financial instruments do not meet the conditions of hedge accounting.
Sensitivity analysis:
At December 31, 2008, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year 2008 would have been $544 lower. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $544 higher. The reason for such change is mainly due to certain U.S. dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not the U.S. dollars. There would have been no material impact on other comprehensive income in either case.
At December 31, 2008, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year 2008 would have been $2,016 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net loss would have been $2,016 higher. The reason for such change is primarily due to certain Euro-denominated financial assets (net of liabilities) held by entities whose functional currency is not Euros. There would have been no material impact on other comprehensive income in either case.
Other price risk
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Company’s other price risk includes only equity price risk whereby the Company’s investments in equities in other entities held for trading or available-for-sale securities are subject to market price fluctuation. The Company did not hold any asset-backed securities.
Sensitivity analysis:
At December 31, 2008, if the equity price in general had weakened 10% with all other variables held constant, after-tax net income and other comprehensive loss for the year 2008 would have been $200 lower and $680 higher, respectively. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net income and other comprehensive loss would have been $200 higher and $680 lower, respectively.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Company is not subject to material liquidity risk because of its strong cash position and relatively insignificant amount of debt. It is the Company’s policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Company may also invest in cash deposits with an original maturity date of more than three months so as to earn a higher interest income.
Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. Please also refer to Note 17 for debt maturity schedule.
As of December 31, 2008, the Company had $293,547 of purchase obligations with respect to the normal course of its cement, coal and minerals business. The Company expects to settle these amounts within one year, with cash on hand and cash to be generated from its operating activities.
Concentration risk
Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Company’s combined balance sheet.
The Company regularly maintains cash balances in financial institutions in excess of insured limits. The Company has deposited the cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit rating, and management believes the risk of loss to be remote. As at December 31, 2008, the Company, as a group, had cash and cash equivalents aggregating $307,559 with a bank in Austria.
Additional disclosure
In addition to information disclosed elsewhere in these financial statements, the Company had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations in 2008 and 2007 as follows:

	2008	2007
Interest income on financial assets not classified as held for trading	$15,467	$8,411
Interest income on financial assets classified as held for trading	2,741	509

Total interest income	$18,208	$8,920

Interest expense on financial liabilities not classified as held for trading	$(2,194)	$(2,363)
Interest expense on financial liabilities classified as held for trading	(4)	—

Total interest expense	$(2,198)	$(2,363)

Dividend income on financial assets classified as held for trading	$236	$301
Dividend income on financial assets classified as available for sale	—	—
Net losses on financial assets required to be classified as held for trading	(11,216)	(502)
— including change in fair value of the trading securities	(10,929)	(1,560)
Credit losses	(1,407)	—
Note 25. Related Party Transactions
In the normal course of operations, the Company enters into transactions with related parties which include the Parentco and affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these financial statements, the Company had the following transactions with affiliates.
Continuing operations

	2008	2007	2006
Fee income	$2,983	$—	$9

Fee expense for management services, including expense reimbursements	(5,025)	(6,670)	(4,086)

Interest income	1,429	500	698

Interest expense	—	(269)	(476)

Research and development expense paid to an equity investee	—	—	(1,000)

Discontinued Operations (See Note 4)
The Company did not earn any income nor incur any expenses in its discontinued operations with related parties in 2008 and 2007.
During 2004, a subsidiary of the Company sold real estate properties to a corporation in which the subsidiary owned approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with the Company’s banking subsidiary. The Company had an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $1,787 and the Company had a receivable of $8,772 at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither the Company nor its subsidiaries had any continuing involvement with the property sold. During 2006, in order to consolidate the Company’s holding of real estate held for sale, the Company and the affiliated corporation agreed to cancel the sale and the Company recognized a loss of $1,818. The difference in the amounts recognised in 2004 and 2006 was due to the fluctuation of exchange rates.
Note 26. Interest in Joint Ventures
The Company has certain jointly controlled enterprises in Russia which commenced business during 2008. The Company accounts for these jointly controlled enterprises by proportionate consolidation method, with additional information related to the Company’s interests in the joint ventures for 2008 as follows:

Current assets	$7,979
Long-term assets	519
Current liabilities	7,966
Long-term liabilities	—
Revenues	6,928
Cost of revenues	5,606
General and administrative expenses	745
Interest income	315
Other expenses	69
Income before taxes	823
Net income	619
cash flows resulting from operating activities	1,023
cash flows resulting from financing activities	—
cash flows resulting from investing activities	(47)
Included in the Company’s cash and cash equivalents as at December 31, 2008 was an amount of $3,977 from joint ventures which are accounted for by proportionate consolidation. This cash and cash equivalent amount cannot be distributed to the joint venture partners without the approval of the respective joint venture steering committee.

The amount of income earned and expenses incurred by the joint ventures accounted for by proportionate consolidation with the Company for 2008 are follows:

Revenues	$340
Cost of revenues	1,051
In addition, the joint ventures had the following financial assets and liabilities with the Company as at December 31, 2008:

Trades receivable	$139
Advanced payments	4
Note 27. Combined Statements of Cash Flows — Supplemental Disclosure
Interest paid on a cash basis was $528, $2,363, $1,970, in 2008, 2007 and 2006, respectively. Income tax paid on a cash basis was $15,947, $2,667, and $627 in 2008, 2007 and 2006, respectively.
The Company had the following nonmonetary transactions.
Nonmonetary transactions in 2008: none.
Nonmonetary transactions in 2007: (1) the Company sold the common shares in a public corporation to an affiliate for a promissory note at the book value of $8,878 (which approximated fair value) and no gain or loss was recognized; (2) the affiliate settled the promissory note of $8,878 by delivering 295,490 common shares of the Parentco to the Company; (3) the Company converted its loan of $7,155 into the preferred shares of the Parentco.
Nonmonetary transactions in 2006: (1) the Company exchanged its minority equity interest in and shareholder loans to a unlisted company amounting to $10,325 for two notes receivable due from the company and entitlements to proceeds from sales of certain equity securities in three public companies totalling $10,325 and no gain or loss was recognized
Note 28. Subsequent Events
Restructuring activity
The Company expects the dramatic changes in world credit markets and the global recession will have a negative impact on the Company’s customer’s future capital expenditure programs. In anticipation of expected lower order intake, the Company is fundamentally restructuring its business model.
The Company has initiated a restructuring program, aligning capacities to changes in market demands, allocating resources depending on geographical needs and focusing on markets and equipment that will meet the Company’s objective of offering cost effective solutions to the customers. The initiatives under the restructuring program include a reduction in the international headcount and an intended divestiture of the coal and mineral customer group. Management estimates that the restructuring program will cost between $25,000 to $30,000 which primarily relates to employee severance costs, assets impairments and lease termination costs.
None of these expenses had been recognized or provided for in 2008 and the Company expects to recognize the loss and expenses in 2009 and 2010.

SCHEDULE H
COMBINED
KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED BALANCE SHEETS
September 30, 2009 and December 31, 2008
(United States Dollars in Thousands)
(Unaudited)

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$370,271	$366,977
Securities	6,016	2,933
Restricted cash	27,135	32,008
Accounts receivable, trade	77,677	62,650
Other receivables	17,449	15,612
Inventories	77,760	109,676
Contract deposits, prepaid and other	55,101	58,171
Future income tax assets	3,562	59
Assets held for sale	26,600	—

Total current assets	661,571	648,086

Non-current Assets
Investment in parent company	34,667	37,042
Property, plant and equipment	4,405	6,711
Equity method investments	43	325
Future income tax assets	4,634	4,176
Other non-current assets	872	830
Assets held for sale	721	—

Total non-current assets	45,342	49,084

	$706,913	$697,170

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$139,248	$173,137
Progress billings above costs and estimated earnings on uncompleted contracts	148,964	171,843
Advance payments received from customers	13,033	11,331
Income tax liabilities	8,496	8,987
Accrued pension liabilities, current portion	2,119	2,158
Provision for warranty costs, current portion	27,294	30,856
Provision for restructuring costs	10,404	—
Provision for supplier commitments on terminated customer contracts	22,546	23,729
Liabilities related to assets held for sale	21,574	—

Total current liabilities	393,678	422,041

Long-term Liabilities
Long-term debt, less current portion	11,891	11,313
Accrued pension liabilities, less current portion	29,652	29,209
Provision for warranty costs, less current portion	16,208	7,524
Deferred credit, future income tax assets	4,389	4,176
Future income tax liability	12,092	7,646
Other long-term liabilities	6,809	8,344
Liabilities related to assets held for sale	2,404	—

Total long-term liabilities	83,445	68,212

Total liabilities	477,123	490,253
	1,135	1,022

Minority Interests
Shareholders’ equity
Common stock	39,463	41,463
Treasury stock	(135)	(135)
Contributed surplus	10,025	7,881
Retained earnings	166,327	153,309
Accumulated other comprehensive income	12,975	3,377

Total shareholders’ equity	228,655	205,895

	$706,913	$697,170

The accompanying notes are an integral part of these combined financial statements.

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008
Revenues
Cost of revenues	$366,208	$474,672
Reduction in loss on terminated customer contracts	296,160	385,019
Gross profit	(76)	—

	70,124	89,653

Selling, general and administrative expense	(45,300)	(26,418)
Stock-based compensation recovery (expense) — selling, general and administrative	(2,144)	(2,866)
Restructuring costs	(11,601)	—

Operating income	11,079	60,369

Interest income	6,011	13,959
Interest expense	(1,554)	(1,694)
Foreign currency transaction gains (losses), net	1,211	(3,251)
Share of loss of equity method investee	(278)	(40)
Other income (expense), net	4,848	(5,398)

Income before income taxes and minority interests from continuing operations	21,317	63,945
Provision for income taxes:
Income taxes	(8,182)	(18,309)

	(8,182)	(18,309)

Income before minority interests from continuing operations	13,135	45,636
Minority interest	(117)	73

Net income	13,018	45,709
Retained earnings, beginning of the period	153,309	116,866

Retained earnings, end of the period	166,327	162,575

Accumulated other comprehensive income	12,975	9,719

Total of retained earnings and accumulated other comprehensive income	$179,302	$172,294

The accompanying notes are an integral part of these combined financial statements.

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
For Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008
Net income for the period	$13,018	$45,709

Other comprehensive income (loss), net of tax

Unrealized gains and losses on translating financial statements of self-sustaining foreign entities and adjustments from application of U.S. dollar reporting	10,261	(11,035)

Unrealised loss on available-for-sale securities	(663)	(2,875)

Other comprehensive income (loss)	9,598	(13,910)

Comprehensive income for the period	22,616	31,799

The accompanying notes are an integral part of these combined financial statements.

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
For Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008
Cash flows from continuing operating activities
Income from continuing operations	$13,018	$45,709
Adjustments for:
Amortization and depreciation	1,761	2,079
Foreign currency transaction (gains) losses, net	(1,211)	3,251
Minority interests	117	(73)
(Gain) loss on short-term securities	(2,732)	7,706
Stock-based compensation (recovery)	2,144	2,866
Future income taxes	927	14,062
Reduction in loss on terminated customer contracts	(76)	—
Restructuring costs, asset impairment charges	992	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	—	(28,624)
Short-term securities	—	(1,134)
Restricted cash	6,061	(8,715)
Receivables	(29,937)	(17,869)
Inventories	36,624	14,828
Contract deposits, prepaid and other	2,691	(32,999)
Accounts payable and accrued expenses	(31,480)	22,152
Progress billings above costs and estimated earnings on uncompleted contracts, net	(26,736)	26,206
Advance payments received from customers	6,197	2,270
Income tax liabilities	(884)	(13,636)
Provision for warranty costs	5,494	(2,350)
Provision for restructuring costs	10,404	—
Provision for supplier commitments on terminated customer contracts	(4,644)	—
Other	301	(285)

Cash flows (used in) provided by continuing operating activities	(10,969)	35,444
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(964)	(1,623)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	(1,395)	(767)
Reduction of investment in the parent company	3,500	—

Cash flows used in continuing investing activities	1,141	(2,390)
Cash flows from continuing financing activities
Debt repayments	—	(503)

Cash flows provided by continuing financing activities	—	(503)
Exchange rate effect on cash and cash equivalents	17,054	(16,552)

Increase in cash and cash equivalents	7,226	15,999
Cash and cash equivalents, beginning of period	366,977	314,264

Cash and cash equivalents, end of period	$374,203	$330,263

Cash and cash equivalents at end of period consisted of:
Cash and cash equivalents	$374,203	$330,263
Money market funds	—	—

	$374,203	$330,263

Continuing operations	$370,271	$330,263
Held for sale	3,932	—

	$374,203	$330,263

The accompanying notes are an integral part of these combined financial statement

KHD INDUSTRIAL PLANT TECHNOLOGY, EQUIPMENT AND SERVICE BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
Note 1. Basis of Presentation
These combined financial statements and accompanying notes have been prepared to present the combined financial positions and results of the entities and predecessor entities that form the industrial plant technology, equipment and service business of KHD Humboldt Wedag International Ltd., pursuant to the regulations of the British Columbia securities laws.
KHD Humboldt Wedag International Ltd. (“KHD Canada”) is incorporated under the laws of British Columbia, Canada. KHD Canada, through its non-wholly-owned subsidiary KHD Humboldt Wedag International (Deutschland) AG in Germany and direct wholly-owned subsidiary KHD Humboldt Wedag International Holding GmbH in Austria and their subsidiaries, operates internationally in the industrial plant technology, equipment and service business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag International (Deutschland) AG and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively known as the “KHD Industrial Plant Technology, Equipment and Service Business” or the “Company” in these combined financial statements.
The interim period combined financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in combined financial statements prepared in accordance with GAAP have been condensed or omitted. These interim period statements should be read together with the audited combined financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim combined financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
There was no change in entities composing the KHD Industrial Plant Technology, Equipment and Service Business since December 31, 2008, except that Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd. was liquidated during 2009.
The Company considers KHD Canada as its ultimate parent company. KHD Canada and its subsidiaries (other than the Company) are referred to as the “Parentco” in these combined financial statements
Note 2. Accounting Policy Developments
Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets. During the current period, the Company also adopted amendments to Handbook Section 3855, Financial Instruments — Recognition and Measurement. The adoption of this new accounting standard and amendments does not have any material impact on the Company’s financial position as of January 1, 2009.
Note 3. Defined Benefit Cost
The Company maintains defined benefit plans that provide pension benefits for the employees of certain companies in Europe. The Company recognized the following amounts of defined benefit cost:

	2009	2008
Nine months ended September 30	$1,156	$1,285

Note 4. Provision for Restructuring Costs and Assets Held for Sale
As a result of the 2008 financial crisis, the Company expects the dramatic changes in world credit markets and the global recession will continue to have a negative impact on the Company’s customers’ future expenditure programs. In anticipation of expected lower order intake, the Company is fundamentally restructuring its business model.
The Company has initiated a restructuring program to align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet the Company’s objective of offering cost effective solutions to the customers.
On March 24, 2009, the Company announced its intention to shut down the workshop in Cologne, Germany and had given official notice of shutdown to the workers council which represents the employees of the Company’s German subsidiary. The initiatives under the restructuring program were also to include a reduction in the international headcount and the intended divestiture of the coal and minerals customer group. Management estimated that the restructuring program was likely to cost approximately $30,000 in total which primarily would relate to employee severance costs, asset impairments and lease termination costs. The Company expected to recognize the loss and expenses in 2009 and 2010. As at June 30, 2009, the Company recorded a provision for restructuring costs of $7,048 which comprised $3,916 in costs associated with involuntary employment terminations, $2,630 in facilities closure and related costs (including lease termination) and $502 currency translation adjustment.
Effective September 30, 2009, management, as duly authorized by the board of directors, committed to a plan to sell the workshop in Cologne and the Company’s coal and minerals customer group, each in their respective present conditions, to a third party subject only to terms usual and customary for sales of such assets. The sale was completed and executed in early October, 2009 and there were no significant changes to the sale plan prior to closing. Accordingly, the Company revised the estimates and reversed its provisions for facilities closure and related costs and reduced its provision for costs associated with involuntary workshop employment terminations which were recorded upon employee notification earlier in 2009. Management also revisited the 2009 and 2010 estimates for the total restructuring costs and reduced it to $12,000 (including the restructuring costs recognized to date). Management will continue to monitor the progress of the restructuring program.
In September, 2009, the Company also reached an agreement with the German workers’ council as to the target level of reduction in the number of employees, the job classifications or functions, and the specifics of the benefit arrangement which enable the employees to determine the type and amount of benefits they will receive when their employment is terminated. Management, duly authorized by the board of directors, has approved and committed the Company to the plan of termination and it is not likely that there will be significant changes to the plan. Accordingly, the Company recognized the one-time special termination benefits aggregating $9,785 in the current period.
The restructuring costs for the nine-month period ended September 30, 2009 were as follows:

Provisions:
Costs associated with involuntary employment terminations	$824
One-time special termination benefits	9,785

10,609
Impairment of fixed assets	992

Total restructuring costs	$11,601

Following is a summary of the changes in the provision for restructuring costs during the nine-month period ended September 30, 2009:

Balance as at December 31, 2008	$—
Provision during the period, excluding inventory and fixed asset write-downs	16,331
Paid and payable	(489)
Reversal resulting from the sale of the Cologne workshop	(5,722)
Currency translation adjustments	284

Balance as at September 30, 2009	$10,404

As at September 30, 2009, as a result of the subsequent disposal of the workshop and the coal and minerals customer group, the assets and liabilities were reclassified as held for sale as at September 30, 2009.
The divestment of the coal and minerals customer group and the workshop, exclusive of the roller press technologies and capabilities, is not presented as a discontinued operation as it cannot be clearly distinguished from the Company’s ongoing operations and the Company will continue to have involvement in the business, through its retention of its roller press technologies and capabilities, subsequent to closing. Pursuant to the sale agreement, the Company will receive cash of $7,500 and may receive contingent payments based on unutilized severance payments for the workshop’s employees and certain other contingencies. The Company also agreed to grant the buyer the right to continue to manufacture the roller press for the Company for a period of three years from the closing date, provided this is done on normal commercial terms. Further, for a period of three years, the Company will offer the Cologne workshop contracts to manufacture equipment required for the Company’s cement business that have traditionally been manufactured at the workshop and the buyer has agreed to undertake such orders on a priority basis. The buyer has also agreed to assume certain liabilities, including pension obligations, from the Company. The disposal group has been reported in the industrial plant technology, equipment and service business segment.
Note 5. Provision for Supplier Commitments on Terminated Customer Contracts
As a result of changes in the market conditions and business environment due to the 2008 financial crisis and its continuing impacts in 2009, the Company terminated work on certain customer contracts and recognized losses on the terminated customer contracts. Contracts which will not proceed have been officially cancelled and removed from the Company’s project profile.
Following is a summary of the changes in the provision for supplier commitments on the terminated customer contracts during the nine-month period ended September 30, 2009:

Balance as at December 31, 2008	$23,729
Provisions during the period	4,391
Paid and payable	(4,541)
Reductions through negotiations with suppliers	(4,203)
Reclassification to inventory reserve	2,225
Currency translation adjustments	945

Balance as at September 30, 2009	$22,546

The following is a summary of the income statement effects recorded with respect to terminated customer contracts during the nine months ended September 30, 2009.

Provision during the period	$4,391
Reductions through negotiations with suppliers	(4,203)
Change in inventory reserve	(264)

Reduction in loss on terminated customer contracts	$(76)

The provision for supplier commitments is continuously monitored and adjusted when necessary. The final amount will be settled based on negotiations with customers and suppliers.

Note 6. Segment Information
The two major customer groups of industrial plant technology, equipment and service segment are in the cement, and coal and minerals industries. For further information, see Note 4 “Assets Held for Sale”. The revenues of the industrial plant technology, equipment and service segment can be further broken down as follows:

	Nine months ended
	September 30,
	2009	2008
Cement	$316,488	$407,252
Coal and minerals	49,720	67,420

	$366,208	$474,672

Note 7. Related Party Transactions
In the normal course of operations, the Company enters into transactions with related parties which include Parentco, affiliates in which the Company has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with related parties during the nine months ended September 30, 2009:
Nine months ended September 30, 2009:

Fee expense for management services, including expense reimbursements	$(2,848)
Interest income	333
Other income	2,558

As at September 30, 2009:

Due from related parties	$417
Due to related parties	3,536
Note 8. Subsequent Event
In connection with Parentco’s intention to restructure Parentco into two distinct legal entities (a mineral royalty company and an industrial plant technology, equipment and service company), the Company intends to make a cash dividend of Euro 45,000.

SCHEDULE I
FAIRNESS OPINION

Stephen W. Semeniuk, CFA
Capital Research & Consulting
KHD Humboldt Wedag International Ltd.
Fairness Opinion on the Proposed Arrangement
with
KHD Humboldt Wedag International (Deutschland) AG
Prepared by: Stephen W. Semeniuk, CFA
Submitted: February 26, 2010

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9 Phone 604.926.6481 Email stephen_semeniuk@shaw.ca

Table of Contents	187
Summary and Conclusions	188
Introduction	189
Description of KHD	189
Nature of the Wabush Iron Ore Royalty	190
Description of Cliffs	192
Reasons for the Arrangement	192
Pre-Arrangement Reorganization	193
Terms of the Proposed Arrangement	194
Assignment	195
Definition of Value	195
Credentials and Independence of Valuator	195
Relationship of Writer with Interested Parties	196
Scope of the Review	196
Considerations as to Fairness	196
Recent Trading Prices of KHD Shares	197
Valuation of KID and KHD Assets	197
Value Implications to KHD for Transfer of KID Voting Right	198
Observations	198
Conclusions as to Fairness	198
Exhibits	199 - 203
Certificate of Qualifications

Summary and Conclusions
KHD Humboldt Wedag International Ltd. (“KHD”) is proposing an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act pursuant to which KHD will make a partial distribution to the shareholders of KHD (the “KHD Shareholders”), other than to registered shareholders who may elect to exercise their right of dissent and to shareholders who are subsidiaries of KHD, of approximately 26% of the issued shares (the “KID Shares”) of KHD Humboldt Wedag International (Deutschland) AG (“KID”). KHD intends to distribute the balance of the KID Shares that it owns at such times in the future in a tax efficient manner.
The intention is to divide KHD into two independent, publicly traded companies with one focused on the industrial plant technology, equipment and service business and the other focused on the mineral royalty business. Through a series of transactions to be completed prior to the Arrangement, including the transfer of several of KHD’s subsidiaries to KID or one of its subsidiaries, KID will directly and indirectly hold all of KHD’s industrial plant technology, equipment and service business. KHD will continue to receive royalty payments from the Wabush iron ore mine (the “Wabush Mine”) located in the Province of Newfoundland and Labrador. Royalties on the iron ore production from the Wabush Mine are payable under a master lease that terminates in 2055. The current Wabush Mine life, based on the operator’s estimate of minable reserves, will extend into the next decade under current operating and pricing conditions.
Upon completion of the Arrangement, the KHD Shareholders will own one new common share of KHD (each, a “New KHD Share”) and 0.143 KID Shares (calculated prior to a proposed two-for-one forward split of the KID Shares (the “KID Split”), for which approval of the shareholders of KID will be sought at a meeting to be held on or about March 23, 2010) for each common share of KHD (each a “KHD Share”) currently held, provided that no fractional KID Shares will be distributed and the number of KID Shares to which each KHD Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such fractional KID Shares.
KID is applying for the admission of its shares for trading on the regulated market (General Standard) of the Frankfurt Stock Exchange (the “FSX”) and the Vienna Stock Exchange (the “VSE”). Commencement of trading on the regulated market of the FSX is expected to occur on or around March 31, 2010. Commencement of trading on the VSE will be considered separately following the commencement of trading on the regulated market of the FSX.
The New KHD Shares will continue to be traded on the New York Stock Exchange (the “NYSE”). The value of the New KHD Shares and the KID Shares will be established by investors in the marketplace through trading on the NYSE and the FSX and VSE, respectively. The proportional ownership of the KHD Shareholders, other than shareholders who are subsidiaries of KHD, in the assets and resources of KHD, including the properties and assets being sold to KID will remain unchanged.
On completion of the Arrangement, KHD will continue as a mineral royalty company and will continue to receive royalty payments from the operation of the Wabush Mine. KHD will hold approximately 72% of the KID Shares upon completion of the Arrangement. It will also focus on, among other things, acquiring additional mineral royalties. KID will continue to build KHD’s former industrial plant technology, equipment and service business.
The distribution of KID and the separation of KHD’s mineral royalty assets from the industrial plant technology, equipment and service business of KHD is intended to increase market interest and potentially enhance value for KHD Shareholders. If needed, the future fund raising capacity for KHD to expand its mineral royalty activities should be facilitated by the Arrangement. By appealing to different groups of investors with different investment objectives, the Arrangement should facilitate increased investment interest in the activities of KHD and KID that will potentially enhance the interests of the KHD Shareholders who will continue to participate in KHD’s industrial plant technology, equipment and service activities through the direct ownership of KID Shares and through the indirect ownership of KID through the ownership of the New KHD Shares, as KHD will continue to hold an approximate 72% interest in KID. Based on the observations and analyses of the writer, as well as other relevant factors applying to KHD and KID, it is the writer’s considered opinion that the proposed distribution under the Arrangement of 0.143 KID Shares (calculated prior to the proposed KID Split) and one New KHD Share for every one KHD Share is fair, from a financial point of view, to KHD and the KHD Shareholders.

February 26, 2010
Board of Directors
KHD Humboldt Wedag International Ltd.
Suite 1620 — 400 Burrard Street
Vancouver, BC            V6C 3A6
Gentlemen:
You have asked the writer to provide a fairness opinion on a proposed Arrangement pursuant to which KHD will make a partial distribution to the KHD Shareholders, other than to registered shareholders who may elect to exercise their right of dissent (the “Dissenting Shareholders”) and to shareholders who are subsidiaries of KHD, of approximately 26% of the KID Shares. KHD intends to distribute the balance of the KID Shares that it owns at such times in the future in a tax efficient manner.
On completion of the proposed Arrangement, KHD will continue as a mineral royalty company and will continue to receive royalty payments from the operation of the Wabush Mine. KHD will also continue to hold approximately 72% of the KID Shares. When it becomes tax effective, KHD will distribute the remaining KID Shares to the KHD Shareholders. Royalties on iron ore production from the Wabush Mine are payable under a master lease that terminates in 2055. The current Wabush Mine life, based on the operator’s estimate of minable reserves, will extend into the next decade under current operating and pricing conditions.
Through a series of transactions to be completed prior to the Arrangement, including the transfer of several of KHD’s subsidiaries to KID or one of its subsidiaries, KID will directly and indirectly hold all of KHD’s industrial plant technology, equipment and service business.
Upon completion of the Arrangement, the KHD Shareholders will own one New KHD Share and 0.143 KID Shares (calculated prior to the proposed KID Split) for each KHD Share currently held, provided that no fractional KID Shares will be distributed and the number of KID Shares to which each KHD Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of each such fractional KID Shares. It is estimated that 4,322,844 KID Shares will be distributed to the KHD Shareholders, which represents approximately 26% of the KID Shares. KHD will continue to hold the remaining balance of approximately 72% of the KID Shares.
KID is applying for the admission of its shares for trading on the regulated market of the FSX and on the VSE. Commencement of trading on the regulated market of the FSX is expected to occur on or around March 31, 2010. Commencement of trading on the VSE will be considered separately following the commencement of trading on the regulated market of the FSX.
The New KHD Shares will continue to be traded on the NYSE. The value of the New KHD Shares and the KID Shares will be established by investors in the marketplace through trading on the NYSE and the FSX and VSE, respectively. Examples of iron ore related publicly traded entities are the Great Northern Iron Ore Properties Trust and the Mesabi Trust, which both trade on the NYSE under the symbols ‘GNI’ and ‘MSB’, respectively. A Canadian example is the Labrador Iron Ore Royalty Trust, which is listed on the Toronto Stock Exchange under the symbol ‘LIF.UN’. In addition, there are a number of entities listed on various stock exchanges that provide exposure to specific royalty cash flow streams targeting specific industries and/or commodities, such as natural gas, oil and precious metals.
Description of KHD
In addition to its interest in the Wabush Mine, KHD owns companies that operate internationally in the industrial plant technology, equipment and service industry, and specializes in serving customers in the cement industry. KHD was formerly known as “MFC Bancorp Ltd.”. On October 28, 2005, the KHD Shareholders approved a name change to “KHD Humboldt Wedag International Ltd.” to coincide with that of KHD’s largest subsidiary, “KHD Humboldt Wedag GmbH”, which was founded in 1856 and designs and builds plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds.
KHD, through its subsidiaries, offers its clients, which are located all over the world, a variety of services, including examination and analysis of deposits, scale-up tests in its own test centers, technical consulting, design and engineering for plants that produce clinker and cement, plant and equipment for complete plants and plant sections, as well as automation and process control equipment, project planning, raw material testing, research and development, erection and commissioning, personnel training and pre and post sales service. This array of supplies and services includes, in particular, the modernization of existing facilities for capacity increases and reducing specific energy demand and the related burden on the environment. KHD has operations in India, Europe, China, the Middle East and the United States.
KHD had previously operated in two business sectors: the industrial plant technology, equipment and service sector and the financial services and merchant banking sector. The financial services and merchant banking businesses were conducted through a wholly-owned subsidiary of KHD, now known as Mass Financial Corp. (“Mass”). Effective January 31, 2006, all issued and outstanding common shares of Mass were distributed by KHD to the KHD Shareholders. The purpose of the transaction was to enhance value by allowing each of the component companies to concentrate their activities in their respective sectors of operations, and to be measured on the basis of their performance against their respective peer group companies. Common shares of Mass are listed for trading on the VSE.
In 2006, after the separation of Mass and KHD, KHD reported revenues of US$404.3 million, with income from continuing operations of $34.2 million, or $1.12 per share on a diluted basis. In 2007, revenues increased to $580.4 million and income increased to $51.0 million, or $1.68 per share on a diluted basis. KHD reported that results for the first nine months of 2008 were encouraging but, with the onset of the world financial crisis, order intake decreased by 25% and diluted earnings were down by 114%. In 2008, KHD reported revenues of $638.4 million and a net loss of $7.0 million, or $0.23 per share on a diluted basis.
Facing a dramatic slowdown in its main cement business, KHD developed restructuring plans and took steps to address the impact of the financial crisis. It sold its coal and minerals customer group and its workshop in Cologne, Germany in early October, 2009. These steps were taken to allow KHD to focus on its core competencies and to significantly reduce the fixed-cost base of its business. In connection with these sales, KHD retained the rights to its proprietary roller press technologies and capabilities which are an important part of its industrial plant technology, equipment and service business.
For the nine months ended September 30, 2009, KHD reported revenues of $366.2 million with a net income of $1.2 million, or $0.04 per share on a diluted basis. This compares to revenues in the first nine months of 2008 of $474.7 million and net income of $57.9 million, or $1.89 per share on a diluted basis. KHD’s margins were 19 percent for both the first nine months of 2009 and 2008. As of September 30, 2009, KHD’s cash and cash equivalents increased to $407.4 million (as compared to $356.8 million at June 30, 2009); working capital was $312.2 million and shareholders’ equity was $279.8 million (as compared to $257.9 million as at June 30, 2009). As at September 20, 2009, KHD’s current ratio was 1.79 and its long-term debt-to-equity ratio was 0.04.
Nature of the Wabush Iron Ore Royalty
The Labrador Trough area of Labrador and Quebec, accounting for between 35 to 40 million tonnes of annual iron ore pellet and concentrate capacity, is one of the three significant iron ore producing regions of North America. The two other areas are the Mesabi Range in Minnesota and the Marquette Range in Michigan, which together account for at least 55 million tonnes of annual output. According to a study published by Natural Resources Canada, the Labrador Trough ores are coarse grained, magnetite-hematite quartz iron formations that have undergone recrystallization and can be concentrated with grinding to less than 100 mesh. The Michigan and Minnesota deposits are taconite based, have a higher work index, require fine grinding to 100 mesh, and, like the Labrador Trough ores, must be processed as pellets to be saleable. Concentration of the iron ore is achieved through gravitation and magnetic separation.

The three established mining operations in the Labrador Trough have been in operation since the mid 1960s and 1970s. The Wabush Mine is the smallest of the three, with current operating capacity of up to 5.0 tonnes annually. All three Canadian iron ore operations have port facilities in the province of Quebec on the St. Lawrence River, although the Iron Ore Company of Canada, now known as ‘“IOC”, and the Wabush Mine conduct mining operations in Labrador, while the operations of ArcelorMittal Mining (formerly “Quebec Cartier Mining Company”) are carried out, nearby, in Quebec.
The Wabush Mine was established as an unincorporated joint venture that began mining iron ore in 1965. The Wabush Mine and concentrating plant are located in the town of Wabush in the Province of Newfoundland and Labrador. Iron ore mined at the Wabush Mine is concentrated at the Wabush Mine and the concentrate is then transported by rail to the Wabush pellet plant and shipping facilities, located some 275 miles south at Pointe Noire, Quebec. As of the end of 2009, approximately 200 million tonnes of iron ore, practically all as pellets, have been shipped from Pointe Noire.
The royalty on the iron ore production of the Wabush Mine was formerly based on the published price of Old Range Non-Bessemer iron ore at Cleveland, Ohio. From 1984 onwards, the royalty was based on Mesabi Range Non-Bessemer iron ore when the former royalty index was no longer published. As of January 1, 1989, the base royalty rate was set at Cdn$1.685 per long ton, subject to quarterly adjustments consisting of 50% of the average price for a basket of five internationally traded blast furnace pellets combined with 50% of the fluctuations in the U.S. Producer Price Index, Iron and Steel Subgroup. The basket of pellet prices, as published in Skillings Mining Review, consisted of CVRD, KPBO, Samorco, Port Cartier and Carol Lake blast furnace pellets. However, as Skillings ceased publishing international iron ore prices in 2006, the acknowledged source of price information on the international iron ore trade is the Tex Report, published in Tokyo.
Price negotiations between the major iron ore producers and steel producers were lengthy and settled very late into the contract year. For example, ArcelorMittal only announced a price settlement with its European customers on October 5, 2009. IOC has not yet announced a price settlement, even though both Canadian benchmark prices for blast furnace pellets have been identical for at least 20 years. Iron ore pricing to European customers applies on a calendar year basis whereas prices settled with Far East buyers apply on a fiscal year basis commencing on April 1st of each year.
The actual rate of royalty due on shipments from the Wabush Mine made in the last quarter of 2009, calculated on the assumption that IOC settles with its European customers at the same price as ArcelorMittal, should be $5.006 per ton of pellets shipped. Wabush also ships minor amounts of iron ore concentrate but practically all Wabush production is usually shipped in pellet form.
The ownership levels of the Wabush Mine have changed over time. Previously, the ownership of the Wabush Mine was spread among a number of steel companies in addition to Cliffs Natural Resources Inc. (“Cliffs”). A subsidiary of Cliffs, Cliffs Mining Co., is the operations manager of Wabush.
On February 1, 2010, Cliffs announced that it had exercised its right of first refusal and completed the acquisition of U.S. Steel Canada’s 44.6% interest and ArcelorMittal Dofasco’s 28.6% interest in the Wabush Mines joint venture. Previously, Consolidated Thompson Iron Mines Ltd. (“Consolidated Thompson”) had announced an agreement with the Wabush Mine’s other two joint venture partners, U.S. Steel Canada (44.6%) and ArcelorMittal Dofasco (28.6%), to acquire their interests for approximately $88 million in cash. Under the terms of the Wabush Mines partnership, Cliffs had a right of first refusal to acquire each of U.S. Steel Canada and ArcelorMittal Dofasco’s interest. By exercising its right of first refusal, Cliffs was entitled to receive the same terms and conditions contained in the agreement with Consolidated Thompson and, in doing so, increased its ownership position in Wabush Mines to 100%.
Rising commodity prices tend to improve mining economics and extend mine life. Cliffs stated that its North American iron ore reserves are defined by the Security and Exchange Commission’s (the “SEC”) Industry Standard Guide 7 as that part of a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. All reserves are classified as proven or probable and are supported by life-of-mine plans. Cliffs added that its ore reserve estimates for its iron ore mines as of December 31, 2008 were estimated from fully-designed open pits, developed using three-dimensional modeling techniques. These fully designed pits incorporated design slopes, practical mining shapes and access ramps to assure the accuracy of Cliffs’ reserve estimates.
In Cliff’s Form 10-K submitted for the year ended December 31, 2008, Cliffs indicated that the iron ore reserves at the Wabush Mine, expressed in terms of standard equivalent pellets, amounted to 75 million long tones, which represented a doubling of the 39 million long tonnes announced as of December 31, 2007, after giving effect to 2008 output of 3.9 million long tonnes. The theoretical remaining life of the Wabush Mine as of December 31, 2009 could be expressed as 17.5 years, based on average annual production of 4.1 million long tonnes over the past five years. However, mining is a cyclical business and the outlook for the North American iron industry could change drastically over the course of coming economic cycles. Nevertheless, current indications are that the life of the Wabush Mine should extend into the next decade. The expiry of the royalty, should conditions permit mining until that time, occurs in the year 2055.
Description of Cliffs
Cliffs is an international mining and natural resources company with its shares listed on the NYSE and on the Paris Bourse. It is the largest producer of iron ore pellets in North America, a major supplier of direct-shipping lump and fines iron ore out of Australia, and a significant producer of metallurgical coal. With core values of environmental and capital stewardship, its colleagues across the globe endeavour to provide all stakeholders operating and financial transparency as embodied in the global reporting initiative framework. Cliffs is organized through three geographic business units.
The North American business unit consists of six iron ore mines owned or managed in Michigan, Minnesota and Eastern Canada, and two coking coal mining complexes located in West Virginia and Alabama. The Asia Pacific business unit consists of two iron ore mining complexes in Western Australia and a 45% economic interest in a coking and thermal coal mine in Queensland, Australia. The South American business unit includes a 30% interest in the Amapa project, an iron ore project in the state of Amapa in Brazil.
In recent years, Cliffs has followed a strategy designed to achieve scale in the mining industry and focused on serving the world’s largest and fastest growing steel markets. In January, 2010, Cliffs completed the acquisition of Freewest Resources Canada Inc. and now controls a major chromium deposit in Ontario that potentially can be developed as an open pit mine.
Reasons for the Arrangement
KHD has studied various ways to increase value for its shareholders and believes that the component business segments of KHD have greater value than the whole. What precipitated KHD to take this action now was the significant changes with respect to the ownership of the Wabush Mine as a result of the exercise by Cliffs of the right of first refusal.
KHD feels that its mineral royalty assets are not complimentary to its industrial plant technology, equipment and service business, and is therefore proposing the Arrangement in order to facilitate the separation of its mineral royalty assets from its industrial plant technology, equipment and service business.
KHD believes that the Arrangement will assist in enhancing long-term value for the KHD Shareholders by creating two independent and distinct publicly traded companies, each with the potential to develop and attract management talent appropriate to establishing operating strategies best suited to the particular assets and business plans of each resulting company. KHD believes that the separation of the industrial plant technology, equipment and service segment from the mineral royalty business segment and the creation of two public companies could increase the combined market value of each of KHD and KID.

KHD feels that the combined market value of KHD and KID could be enhanced as the companies should tend to be valued by investors using criteria typical of companies in the peer groups of their respective business segments thereby allowing each of KHD and KID to concentrate their activities within their respective peer group sectors of operations and to be measured on the basis of their performance as compared to their respective peer group companies. KHD expects that, over time, each of its component companies will appeal to different groups of investors with particular investment and risk preferences.
In keeping with the aim of separating KID from KHD’s royalty business segment, KHD intends to enter into a shareholders agreement (the “Shareholders Agreement”) with another shareholder of KID (the “Custodian”) whereby KHD will transfer the power to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement to the Custodian. Subject to satisfying all necessary requirements and taking the other steps necessary to transfer control of KID, the entering into of the Shareholders Agreement may assist KHD with the objective of deconsolidating the assets and liabilities of KID prior to the time that it is value sustaining and efficient, from a tax perspective, for KHD to distribute the remainder of the KID Shares that it owns at such times after completion of the Arrangement to the KHD Shareholders.
Pre-Arrangement Reorganization
Certain pre-Arrangement transactions among KHD and its subsidiaries will be completed to reorganize the business of KHD prior to the Arrangement (the “Pre-Arrangement Reorganization”). The effect of the Pre-Arrangement Reorganization will be, among other things, to directly or indirectly transfer to KID, or subsidiaries of KID, the assets and liabilities related to KHD’s industrial plant technology, equipment and service business and to consolidate the KID Shares held by subsidiaries of KHD into KHD. The Pre-Arrangement Reorganization will include the following events and transactions:
(a)	Sasamat Capital Corporation (“Sasamat”) will reduce its stated capital to $1 without any payment made on the reduction;

(b)	KHD will cause the liquidation of Sasamat;

(c)	KID’s shareholders will vote on the payment of a dividend in an amount to be determined but, in any event, no greater than €49,785,000, of which KHD will receive 74.62%, MFC Commodities GmbH (“MFCC”) will receive 20.1%, and Pang Hau GmbH & Co. KG (“Pang Hau KG”) will receive 2.92%;

(d)	after KHD has paid the dividend described in (c) above, Pang Hau KG will be dissolved by operation of law. Consequently, KHD will acquire all assets of Pang Hau KG;

(e)	after KHD has paid the dividend described in (c) above, KHD will purchase the KID Shares held by MFCC by delivering to MFCC Canadian dollars equal to the fair market value of such KID Shares;

(f)	Mass will meet its obligations under the tracking stock agreement dated November 27, 2006 among REDAS Tracking Corp. (“Redas”), KHD and Mass by subscribing for Redas common shares. This subscription will be paid for by delivering Canadian dollars equal to the sum of the dividend proceeds received by MFCC under (b) above and the sales proceeds received by MFCC under (d) above;

(g)	KHD will purchase all Redas common shares held by Mass for $100;

(h)	Redas will lend KHD the Canadian-dollar subscription proceeds received from Mass;

(i)	after settlement of intercompany accounts, KHD Humboldt Wedag International GmbH (“KIA”) will transfer its interest in the following to KID: Humboldt Wedag India Private Ltd., EKOF Flotation GmbH, KHD Humboldt Machinery Equipment (Beijing) Co. Ltd., Humboldt Wedag

Inc., 50% of the interest of KIA in KHD Engineering Holding GmbH, and Humboldt Wedag Australia Pty Ltd.;

(j)	KHD will incorporate 0873013 B.C. Ltd. (“Newco”);

(k)	KHD will subscribe for Newco shares by delivering Canadian dollars equal in value to the value of the KHD Shares held by KID; and

(l)	Newco will purchase the KHD Shares held by KID using cash from (k) above.
Terms of the Proposed Arrangement
As described in more detail in KHD’s Management Information Circular (the “Information Circular”) to be delivered to the KHD Shareholders in connection with a special meeting of the KHD Shareholders to be held to consider the Arrangement on March 29, 2010, the distribution of the KID Shares may, in certain circumstances, be treated as a dividend for US and Canadian tax purposes and therefore be subject to tax in the US and Canada. If, for Canadian tax purposes, subject to the assumptions and conditions described in the Information Circular, the distribution of the KID Shares is not to be treated as a dividend, there would be no tax consequences in Canada.
On the effective date of the Arrangement, the following events and transactions will occur and be deemed to occur in the following sequence:
(a)	the authorized share structure of KHD will be changed to create an unlimited number of Class A Shares (the “Class A Shares”), an unlimited number of Class B Shares, being the New KHD Shares, and an unlimited number of Class A, Series 2 preferred shares (the “Preferred Shares”), and the Notice of Articles and Articles of KHD will be amended accordingly;

(b)	New Image Investment Company Limited (“New Image”) and Inverness Enterprises Ltd. (“Inverness”) will exchange their KHD Shares for the Preferred Shares;

(c)	KHD will add to the stated capital of the KHD Shares an amount equal to the aggregate stated capital of the KHD Shares exchanged by New Image and Inverness and no amount will be added to the stated capital of the Preferred Shares;

(d)	Newco and KHD Holding AG (“KHD AG” and together with Newco, New Image and Inverness, the “Subsidiaries”) will exchange their respective KHD Shares for Class A Shares on a one for one basis;

(e)	KHD will add to the stated capital of the KHD Shares an amount equal to the aggregate stated capital of the KHD Shares exchanged by KHD AG and Newco and no amount will be added to the stated capital of the Class A Shares;

(f)	the KHD Shareholders other than the Subsidiaries and Dissenting Shareholders (the “Non-Subsidiary Shareholders”) will exchange each KHD Share for:
(i)	one New KHD Share, and

(ii)	0.143 KID Shares (or one (1) KID Share for every seven (7) KHD Shares (calculated prior to the KID Split being effected)), provided that no fractional KID Shares will be distributed to the Non-Subsidiary Shareholders and the number of KID Shares to which each Non-Subsidiary Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such fractional KID Shares;

(g)	KHD will add to the stated capital of the New KHD Shares an amount equal to the stated capital of the KHD Shares held by the Non-Subsidiary Shareholders described in (f), less the fair market value of the KID Shares distributed to such Non-Subsidiary Shareholders;

(h)	each issued and outstanding KHD Share held by Dissenting Shareholders will be acquired by KHD for the amount to be determined in accordance with the dissent procedures described in the Information Circular;

(i)	the KHD Shares will be eliminated from the authorized capital of KHD and the New KHD Shares will be altered by changing their identifying name to “Common Shares”; and

(j)	the New KHD Shares will be listed for trading on the NYSE.
The Plan of Arrangement also provides that KHD can elect not to proceed with the consummation of the Arrangement if the Arrangement cannot be consummated on commercially reasonable terms, or would otherwise not be in the best interests of the KHD Shareholders. In the event that the Arrangement is not approved, then KHD will not proceed with the Arrangement and may retain its interest in KID through its ownership of the KID Shares.
Assignment
The writer was engaged by the board of directors of KHD (the “KHD Board”) to provide a fairness opinion on the proposed Arrangement by which KHD is to be restructured into two independent, publicly traded companies. In connection with the preparation of this fairness opinion, the writer has not completed, nor has he been requested to complete, an independent estimate of the likely value of the New KHD Shares, the KID Shares or the likely trading range of the respective securities after considering the effects of the Arrangement.
The KHD Board believes that the realignment of its business activities advances its stated goal of enhancing shareholder value by allowing each of KHD and KID to concentrate their activities in their respective sectors of operations and to be measured on the basis of their performance in comparison to their respective peer group companies.
Definition of Value
Normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is ‘Fair Market Value’. This concept of value, assuming a going concern scenario, is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm’s length, who are fully informed and not under compulsion to transact.
The issue of fairness is usually based on the values that can be attributed to the ownership rights of shareholders. In the proposed Arrangement involving KHD and KID, on a post-transaction basis, the pro rata tangible and intangible values attributed to KHD Shareholders on a post Arrangement basis should be equal to or exceed the prior amount of such considerations. It is the writer’s opinion that fairness can be determined on the basis of whether dilution occurs to the perceived value of KHD Shareholders’ interests and to the extent that compensating considerations may be provided in such instances.
Credentials and Independence
The writer is a CFA® charter holder who has been granted a Master of Business Administration degree in finance from Michigan State University and is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice President, Research positions with several Canadian based investment dealers. The writer is a past director of the Canadian Council of Financial Analysts and, since 1991, has been providing financial research and consulting services to members of the legal profession, investment dealers, public and private companies and individual clients.

In these capacities, and previously while employed in the investment industry, the writer has prepared a wide variety of valuations and fairness opinions on mining properties and other assets and businesses as prescribed under provincial securities regulations or state and national tax regimes. These assignments have been undertaken for various participants in the mining industry as well as in other sectors.
Relationship of Writer with Interested Parties
The writer has no past, present or intended interest in the shares and properties of the companies mentioned in this report with the exception that the writer has held units of the Labrador Iron Ore Royalty Income Fund for investment purposes. The writer is not an insider, associate or affiliate of KHD. The writer has not acted as an advisor to KHD or its affiliates in connection with the Arrangement.
Additionally, there are no understandings, commitments or agreements between the writer, KHD or the latter’s respective predecessor and subsidiary companies and affiliates with respect to future business dealings. The writer may in the future — in the course of conducting financial advisory services to a broad spectrum of corporate clients — perform financial and research services for companies referred to in the preparation of this report.
Scope of the Review
In performing this assignment, the writer relied on information provided by KHD’s management and advisors and referred to publicly available information on KHD including KHD’s SEC filings. Other information on KHD and its stock trading data was accessed through Canada Stockwatch and other publicly available sources of financial information.
In the course of this engagement, the writer held a number of discussions with KHD’s management and its advisors. The writer had access to all information requested from KHD and no suggestions were requested of or offered by KHD as to the approach or methodology used in the preparation of this fairness opinion. Documents and sources of information accessed by the writer included:
•	KHD’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC;

•	information on KHD in the form of filings and KHD’s press releases available for retrieval on EDGAR and other sources as well as KHD’s website;

•	trading data on KHD’s common shares on the NYSE as carried by Canada Stockwatch and other sources;

•	preliminary and draft independent third-party valuations of KID as well as certain non-royalty assets to be retained by KHD;

•	Iron Ore 2000, published by Natural Resources Canada, Ottawa 1997; and

•	the Tex Report, published in Tokyo, selected daily issues from January and February 2010.
Considerations as to Fairness
In assessing the fairness of the Arrangement, the writer has analyzed, reviewed and considered numerous factors, including:
•	the relative selected past trading volumes and prices of KHD’s common shares on NASDAQ and the NYSE over recent selected periods of time;

•	the mining royalty assets held by KHD and financial resources and other activities of KHD;

•	the current working capital position and financing requirements of KID and the increased focus of KHD on its industrial and engineering services and the expansion of these operations into China and South East Asia;

•	the independent valuations of KID and KHD’s mineral royalty assets as provided by a third-party valuator either directly or to KHD;

•	the tax implications of the arrangement on KHD and KID; and

•	the existence of other iron ore royalty related securities listed on North American stock exchanges.

The proposed Arrangement has significant tax implications for KHD and KID at the corporate level, as well as possibly on the tax situation of individual non-Canadian KHD Shareholders to the extent that the fair market value of the KID Shares to be distributed exceeds the paid up capital of all KHD Shares held before the completion of the Arrangement.
The industrial plant technology, equipment and service assets to be transferred to KID are currently owned by KHD Shareholders in proportion to their holdings of the KHD Shares. There are no other outside ownership interests being introduced into KID, except that part of the ownership in KID will be held directly by KHD Shareholders who will receive a portion of the KID Shares directly, as well as indirectly through KHD retaining ownership of approximately 72% of the KID Shares. Thus, on completion of the Arrangement, KHD Shareholders, other than the Subsidiaries, will retain the same proportional ownership interest in the assets of KHD and KID as they held prior to the Arrangement.
Recent Trading Prices of KHD Shares
The KHD Shares began trading on the NYSE on June 18, 2007. They were previously traded on the NASDAQ market. KHD announced, in its 2006 Annual Report, the creation of SWA Reit and Investments Ltd. (“SWA”) and the planned distribution of SWA securities to the KHD Shareholders. At that time, KHD also announced its application for listing on the NYSE. The market reacted favourably, as the KHD Shares were then trading at below US$40 per share. After trading on the NYSE commenced, the KHD Shares reached a high of US$64.50 before easing, at which point the KHD Shares were split on a two for one basis.
The KHD price chart shown as Exhibit V is based on raw share trading data and has not been adjusted to reflect the share split in 2007. The 52 week trading range of the KHD Shares has been $16.10 to $6.65 per share. On January 6, 2010, the date of KHD’s announcement of the proposed Arrangement, the KHD Shares closed at $14.53 per share and the KHD Shares subsequently reached a closing low of $12.18 on February 9, 2010. North American share prices generally weakened during this period, with the broad based Nasdaq Composite Index declining by almost 10%. The February trading range for the KHD Shares, as provided by Stockwatch, was $11.82 to $14.28 per share. At the mid-point value of $13.05 per share, the market capitalization of KHD is approximately $395 million.
Valuation of KID and KHD Assets
KHD has received an independent valuation of KID as being within the range of $162 million to $186 million, at recent rates of exchange, and a similar range of value for KHD’s mineral royalty interest in the Wabush Mine. The valuations are required to support the value of the assets being transferred by KHD to KID (or its subsidiaries). The valuations generally are supportive of the current market capitalization of KHD.
However, the total value of the assets being transferred between KHD and KID are not germane to the Arrangement as the distribution of the KID Shares to the KHD Shareholders will not have an impact on the KHD Shareholders’ proportional interests in KHD and KID, as might have been the case with a contemporaneous financing. The Arrangement, as proposed, will not affect the KHD Shareholders’ proportional ownership interests in KHD’s royalty assets nor in KHD’s assets being sold to KID, except that KHD Shareholders will hold a portion of KID’s ownership directly through the receipt of KID Shares.
The value of KID’s assets, however, does have relevance from accounting and tax perspectives. The value of these assets will form the basis of the capital reduction transaction. This transaction is not a significant valuation issue as the Arrangement has been structured to minimize any cash tax impact at the corporate levels. Consequently, the fairness of the Arrangement can be decided on whether the Arrangement does or does not dilute the KHD Shareholders’ proportional interest in the industrial plant engineering and equipment supply assets KID is acquiring from KHD.
The Arrangement may create tax consequences to certain non-Canadian KHD Shareholders or to KHD in terms of the reduction tax offsets to future income generating activities. The writer’s view is that the present utilization of future tax offsets are costs of doing business and that the spin out of KHD’s industrial plant technology, equipment and service business is necessary to realize the potential value locked-up in these assets as well as to establish the value of KHD’s mineral royalty asset on a stand alone basis.

Value Implications to KHD for Transfer of KID Voting Rights
As was described earlier, in keeping with the aim of separating KID from KHD’s royalty business segment, KHD intends to enter into the Shareholders Agreement with the Custodian whereby KHD will transfer the power to direct the voting of the KID Shares that KHD will continue to hold after consummation of the Arrangement to the Custodian. The transfer of the rights to direct the voting of the KID Shares to the Custodian may have value implications.
Generally, financial literature includes studies that show that the difference in the value of voting versus non-voting shares in the same company is small. One authority (Pratt, 5th edition) quantifies the difference as being within a range of 0% to 7%. Assuming a mid-point value impact of 3.5% on an approximately 72% interest in KID to be retained by KHD, the value impact on voting power loss to KHD amounts to approximately $4.94 million or $0.16 per KHD Share. This amount is well within the typical daily trading range of KHD Shares.
Observations
The distribution of KID and the separation of KHD’s mineral royalty assets from the industrial plant technology, equipment and service activities of KHD is intended to increase market interest and potentially to enhance KHD Shareholder value. If needed, the future fund raising capacity for KHD to expand its mineral royalty activities should be facilitated by the Arrangement. By appealing to different groups of investors with different investment objectives, the Arrangement should facilitate increased investment interests to be generated in the activities of KHD and KID that will potentially enhance the interests of current KHD shareholders who will continue to participate in KHD’s engineering activities directly through the ownership of KID Shares and indirectly though the ownership of the New KHD Shares.
The proposed Arrangement should not impair the ownership position of current KHD Shareholders in the industrial plant technology, equipment and service related assets of KHD. Post Arrangement, the KHD Shareholders, other than the Subsidiaries and Dissenting Shareholders, will hold the same proportional interest in the assets of KID, either directly, through ownership of the KID Shares, or indirectly, through ownership of the New KHD Shares. KHD Shareholders will maintain their current ownership levels in KHD as it focuses on enhancing its mineral royalty interests.
Conclusions as to Fairness
Based on the above information, observations and analyses by the writer as well as other relevant factors applying to KHD and KID, it is the writer’s considered opinion that the proposed distribution under the Arrangement of one New KHD Share and 0.143 KID Shares (calculated prior to a proposed KID Split) for every one KHD Share is fair, from a financial point of view, to KHD and the KHD Shareholders.
This opinion is given for the sole and exclusive use of the KHD Board and the KHD Shareholders and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This Fairness Opinion has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, implied nor should be inferred.
Yours truly,
“Stephen Semeniuk”
Stephen W. Semeniuk, CFA

Exhibit I, Chinese Import Prices of Iron Ore Fines

Exhibit II, Recent Chinese Steel Production levels

Exhibit III

Exhibit IV
China’s Iron Ore Imports/Iron & Steel Production

	Iron Ore	Production			Iron Ore		Production
Year	Imports	Pig Iron	Crude Steel	Year	1,000 t	$1,000	Pig Iron	Crude Steel
1992	25,224	75,893	80,935	2002	111,494	2,769,096	170,745	182,249
1993	33,047	87,377	89,539	2003	148,120	4,856,212	213,785	222,413
1994	37,343	97,409	92,613	2004	208,090	12,711,952	256,738	280,486
1995	41,150	105,286	95,360	2005	275,230	18,379,477	344,732	355,790
1996	43,870	107,210	101,237	2006	326,300	20,913,154	407,554	422,989
1997	55,110	115,114	108,911	2007	382,830	33,797,015	469,446	489,241
1998	51,770	118,521	114,588	2008	443,540	60,709,462	471,100	502,010

1999	55,270	125,330	123,954	Jan-Dec’09	627,780	50,140,397	543,748	567,842
2000	69,970	131,034	127,236	Jan-Dec’08	443,450	60,709,462	469,285	500,312
2001	92,393	147,067	150,906	% change	41.6%	-17.4%	15.9%	13.5%
Source: WSA, China’s Customs Statistics

Exhibit V

Certificate of Qualifications
I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:
1.	I graduated with a B. Comm. (Hons.) degree from the University of Windsor.

2.	I was granted a M.B.A. in finance from Michigan State University.

3.	I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4.	I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5.	I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6.	I have also held financial planning and operations analysis positions with B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7.	The attached Fairness Opinion, on the Arrangement between KHD Humboldt Wedag International Ltd. (‘KHD’) and KHD Humboldt Wedag International (Deutschland) AG was prepared for the Board of Directors of KHD and is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8.	In preparing this Fairness Opinion, I was not required to any of the properties mentioned in this report.

9.	I have no past, present or intended interest in the shares or holdings of the companies discussed in this report.

10.	I consent to use of this Fairness Opinion by KHD Humboldt Wedag International Ltd. and KHD Humboldt Wedag International (Deutschland) AG, for corporate, judicial and regulatory purposes and for its inclusion or by reference in the companies’ Information Circular and public files. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.
“Stephen W. Semeniuk”                     , West Vancouver, B.C., February 26, 2010.
Stephen W. Semeniuk, B. Comm (Hons), MBA, CFA

SCHEDULE J
RIGHTS AND RESTRICTIONS OF CLASS A SHARES

KHD Humboldt Wedag International Ltd.
(the “Company”)
Special Rights and Restrictions attached to the
Class A Common Shares
The rights and restrictions set out in this Schedule are made in addition to and do not alter or amend the special rights and restrictions set out in Article 22.1 of the Articles of the Company.
1.	Voting Rights
Subject to applicable law and the conditions attaching to the Class A Common Shares (the “Class A Common Shares”), the holders of the Class A Common Shares (the “Class A Common Shareholders”) shall be entitled to receive notice and to attend and vote at any meetings of shareholders any class of common shares of the Company.
2.	Liquidation, Dissolution or Winding-Up
In the event of any distribution of the assets of the Company on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs (the “Liquidation Distribution”), the Class A Common Shareholders shall be entitled to receive such Liquidation Distribution only after any prior rights of the preferred shares and Class B Common Shares or any other share ranking prior in right to the Class A Common Shares.
3.	Pari Passu
Other than special rights and restrictions set out in section 2 above, the Class A Common Shares shall rank pari passu with all other classes of common shares.

SCHEDULE K
RIGHTS AND RESTRICTIONS OF NEW KHD SHARES

KHD Humboldt Wedag International Ltd.
(the “Company”)
Special Rights and Restrictions attached to the
Class B Common Shares
The rights and restrictions set out in this Schedule are made in addition to and do not alter or amend the special rights and restrictions set out in Article 22.1 of the Articles of the Company.
1.	Voting Rights
Subject to applicable law and the conditions attaching to the Class B Common Shares (the “Class B Common Shares”), the holders of the Class B Common Shares (the “Class B Common Shareholders”) shall be entitled to receive notice and to attend and vote at any meetings of shareholders of any class of common shares of the Company.
2.	Liquidation, Dissolution or Winding-Up
The Class B Common Shareholders shall be entitled, in the event of any distribution of the assets of the Company on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs (a “Liquidation Distribution”), to receive, before any Liquidation Distribution is made to the Common shareholders, Class A Shareholders or any other shares of the Company ranking junior to the Class B Common Shares but after any prior rights of any preferred shares, the stated capital with respect to each Class B Common Share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the Class B Common Shareholders shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.
3.	Pari Passu
Other than the priority to the stated capital with respect to each Class B Common Share held by a Class B Common Shareholder, together with all declared and unpaid dividends thereon set out in section 2 above, the Class B Common Shares shall rank pari passu with all other classes of common shares.

SCHEDULE L
RIGHTS AND RESTRICTIONS OF PREFERRED SHARES

KHD Humboldt Wedag International Ltd.
(the “Company”)
Special Rights and Restrictions attached to the
Class A Preference Shares, Series 2
The rights and restrictions set out in this Schedule are made in addition to and do not alter or amend the special rights and restrictions set out in Articles 22.3 and 22.4 of the Articles of the Company.
1.	Voting Rights
Subject to applicable law and the conditions attaching to the Class A Preference Shares, Series 2 (the “Series 2 Shares”) as a series, the holders of the Series 2 Shares (the “Series 2 Shareholders”) shall not be entitled to receive notice of or to attend or to vote at any meetings of the holders of any class of common shares of the Company (the “Common Shares”).
2. Issue Price
The issue price for each of the Series 2 Shares shall be the fair market value of one common share of the Company determined at the time of issue of the Series 2 Shares (the “Redemption Amount”).
3.	Cumulative Commercial Rate Preferential Dividend (when and if declared)
The Series 2 Shareholders shall be entitled to receive and the Company shall pay to them always in preference and in priority to any payment of dividends on the Common Shares and any other shares of the Company ranking junior to the Series 2 Shares as and when declared by the board of directors (the “Directors”) of the Company out of moneys of the Company properly applicable to the payment of dividends, preferential, cumulative, cash dividends, accruing and cumulative from the date of issue, at the annual rate per Series 2 Share equal to the prevailing commercial rate on the date the dividend is declared by the Directors of the Company.
4.	Liquidation, Dissolution or Winding-Up
In the event of any distribution of the assets of the Company on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs (the “Liquidation Distribution”), the Series 2 Shareholders shall be entitled to receive per Series 2 Share the Redemption Amount, together with all accrued and unpaid dividends thereon, before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of the Common Shares with respect to the Liquidation Distribution. After payment to the Series 2 Shareholders of the amounts so payable to them, the Series 2 Shareholders shall not be entitled to share in any further distribution of assets of the Company.
5.	Restrictions on Dividends and Issue or Retirement of Shares
The Company shall not at anytime without, but may at anytime with, the approval of the Series 2 Shareholders given as specified in Section 6 hereof, authorize or issue any shares, other than additional series of preferred shares, ranking prior to or on parity with the Series 2 Shares, as to the payment of dividends or the distribution of assets in the event of any Liquidation Distribution. Furthermore, so long as any of the Series 2 Shares are outstanding, the Company shall not at anytime without, but may at anytime with, the approval of the Series 2 Shareholders given as specified in Section 6 hereof:
(a)	declare, pay or set apart for payment any dividends on the Common Shares; or

(b)	issue any Series 2 Shares;

unless, in each such case, all dividends then payable on the Series 2 Shares and on all other shares of the Company ranking on parity with the Series 2 Shares with respect to the payment of dividends, accrued to the most recently preceding payment date or dates, have been declared and paid or set aside for payment.
6.	Approval of Holders of Series 2 Shares
Any approval required to be given hereunder at any time by the Series 2 Shareholders shall, except as otherwise required by the Business Corporations Act (British Columbia), be given by an instrument or instruments in writing signed by the Series 2 Shareholders holding not less than two-thirds of the then outstanding Series 2 Shares or by resolution passed by at least two-thirds of the votes cast at a meeting or adjourned meeting of the Series 2 Shareholders duly called and at which a quorum was present. In the event that such approval is to be given at a meeting of the Series 2 Shareholders, a quorum for the meeting shall consist of the Series 2 Shareholders, present in person or represented by proxy, of not less than a majority of the Series 2 Shares outstanding at the time of the meeting. If, however, Series 2 Shareholders holding a majority of the outstanding Series 2 Shares are not present in person or represented by proxy at such meeting within 30 minutes after the time for which the meeting was called and the meeting is adjourned to a subsequent date, a quorum for the adjourned meeting shall consist of the Series 2 Shareholders present in person or represented by proxy at such adjourned meeting.
7.	Retraction and Redemption
Subject to provisions of the Business Corporations Act (British Columbia) and upon the occurrence of any of the following events or circumstances:
(i)	a change in the control of the Company (due to any person acquiring greater than 50% of the voting shares in the capital of the Company, the commencement of a tender offer for control of the Company by a third party other than a holder of the Series 2 Shares, or proxy solicitation by a third party);

(ii)	the Company becoming insolvent or being unable to meet its liabilities as they come due; or

(iii)	any action taken by the Company whereby it seeks protection from its creditors, the Company will redeem the Series 2 Shares registered in the name of the holder by paying the Redemption Amount, together with all accrued and unpaid dividends thereon up to but not including the date of redemption and no more.
8.	Consent Required for Transfer
No Series 2 Shares may be sold, transferred or otherwise disposed of without the consent of the directors of the Company and the directors of the Company are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

SCHEDULE M
INTERIM ORDER

No.S- 101484
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN KHD
HUMBOLDT WEDAG INTERNATIONAL LTD. AND KHD HUMBOLDT WEDAG
INTERNATIONAL (DEUTSCHLAND) AG
INTERIM ORDER

	)	THE HONOURABLE	)	MONDAY, THE
BEFORE	)	MR./JUSTICE BUTLER	)	1st DAY OF
	)		)	MARCH, 2010
THIS APPLICATION of KHD Humboldt Wedag International Ltd., the Petitioner (the “Company”), coming on for hearing at Vancouver, British Columbia, on this date; AND UPON HEARING John C. Fiddick, counsel for the Petitioner; AND UPON READING Affidavit No. 1 of Alan Hartslief, sworn February 26, 2010, and Affidavit No. 1 of Angela Blake, sworn March 1,2010:
THIS COURT ORDERS that:
1.	The Company shall be permitted to call, hold and conduct a special meeting (the “Meeting”) at which the Company’s shareholders (the “Shareholders”), being the holders of the Company’s common shares, will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”), a copy of which is attached as Schedule B to the Notice of Special Meeting (the “Notice of Meeting”) and Management Information Circular (the “Information

Circular”) of the Company dated March 1, 2010, to, among other things, approve an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, S.B.C. 2002, C. 57, as amended (the “BCBCA”) pursuant to the terms of an arrangement agreement (the “Arrangement Agreement”) dated February 26, 2010 between the Company and KHD Humboldt Wedag International (Deutschland) AG (“KID”), a copy of which is attached as Schedule C to the Information Circular;

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Meeting, the BCBCA, the articles and bylaws of the Company (including the quorum requirements thereof), and the terms of this Order and any further order of this Honourable Court;

3.	At the Meeting, the Company may also transact such other business as is contemplated by the Information Circular, or as otherwise may be properly brought before the Meeting;

4.	The Company is authorized to make such amendments, revisions and/or supplements to the Arrangement set out in the Arrangement Agreement as it may determine, and the Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution;

5.	The Company, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting such adjournment or postponement and without the need for additional approval of this Court;

6.	The Company shall give notice of the Meeting, substantially in the form of the Notice of Meeting, subject to the Company’s ability to change the dates and other relevant information in the final form of the Notice of Meeting. The Notice of Meeting shall be mailed or delivered in accordance with paragraph 9 of this Order. Failure or omission to give notice in accordance with paragraph 9 of this Order, as a result of a mistake or of events beyond the control of the Company, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Company, then the Company shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

7.	The Company is hereby authorized and directed to distribute to the Shareholders the Information Circular, subject to such amendments, revisions or supplements as the Company may determine. The Information Circular shall be mailed or delivered in accordance with paragraph 9 of this Order. The Information Circular shall have the within Notice of Application (the “Notice of Application”) and this Order attached as schedules thereto. Failure or omission to distribute the Information Circular in accordance with paragraph 9 of this Order as a result of a mistake or of events beyond the control of the Company shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Company, then the Company shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

8.	The Company is authorized to use proxies at the Meeting, substantially in the form accompanying the Information Circular, subject to the Company’s ability to insert dates and other relevant information in the final forms of proxy. The Company is authorized, at its expense, to solicit proxies, directly through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Company may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if the Company deems it advisable to do so;

9.	The Notice of Application, this Order, the Notice of Meeting, the Information Circular, the forms of proxy, and any other communications or documents determined by the Company to be necessary or desirable (collectively, the “Meeting Materials”), shall be distributed by the Company to the Shareholders, by mailing the same by prepaid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than 21 days prior to the date established for the Meeting in the Notice of Meeting. Distribution to the

Shareholders shall be to their addresses as they appear on the books and records of the Company as of February 12, 2010, or such later date as the Company may determine in accordance with the BCBCA and applicable securities legislation (the “Record Date”). Distribution of the Meeting Materials to non-registered Shareholders shall be made by the Company complying with its obligations under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer;

10.	No one other than those listed in the preceding paragraph of this Order shall be entitled to receive the Meeting Materials or attend the Meeting and the Shareholders shall be the only classes of persons to whom notice is to be provided under Part 9, Division 5 of the BCBCA in respect of the Arrangement and the Meeting;

11.	No other form of service of the Meeting Materials or any portion thereof need be made or notice given or other materials served in respect of this proceeding or the Meeting. Sending of the Meeting Materials, including the Notice of Application, as set out in paragraph 9 of this Order shall be good and sufficient service upon all those who may wish to appear in this proceeding. Service of the Meeting Materials shall be deemed to be effected on the fourth day following the day on which the Meeting Materials are mailed, and the Company shall not be required to serve any affidavits filed in support of this Petition, any motions filed by the Company, any affidavits filed in support of such motions, or any orders made on application by the Company, except on written request of a Shareholder addressed to the solicitors of the Company at their address for delivery set out in paragraph 18;

12.	The only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at the close of business (Vancouver time) on the Record Date;

13.	Pursuant to Part 9, Division 5 of the BCBCA, the Arrangement Resolution must be passed by the affirmative vote of at least two-thirds of the votes cast by the Shareholders entitled to vote on the Arrangement Resolution, present in person or represented by proxy, at the Meeting. For the purpose of this paragraph, each Shareholder is entitled to one vote for each common share of the Company held, as determined as of the close of business (Vancouver time) on the Record Date, and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Such votes shall be sufficient to authorize and direct the Company to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court;

14.	The Arrangement Agreement provides that each Shareholder shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with Part 8, Division 2 of the BCBCA, as varied by the Arrangement Agreement, provided that the notice of dissent to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) at least two days before the date of the Meeting in accordance with Section 242(1)(a) of the BCBCA;

15.	In all other respects, the terms, restrictions and conditions of the notice of articles and articles of the Company, including quorum requirements and all other matters, shall apply in respect of the Meeting;

16.	Upon the passing of the Arrangement Resolution pursuant to the provisions of this Order, the Company shall be permitted to apply by Notice of Application to this Honourable Court for final approval of the Arrangement;

17.	The only persons entitled to appear and be heard at the hearing of the application for final approval of the Arrangement shall be the Company and any person who has filed an Appearance to this proceeding pursuant to the Rules of Court;

18.	Any Appearance to this proceeding shall be served on counsel for the Company at the following address: Clark Wilson LLP, 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1, Attention: John C. Fiddick. The time for appearance shall be abridged to seven days following the fourth day following the day on which the Meeting Materials are mailed to the Shareholders residing outside British Columbia;

19.	In the event that the application for final approval of the Arrangement does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed an Appearance shall be entitled to be given notice of the adjourned date; and

20.	The Company shall have leave to apply to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

BY THE COURT

/s/ [ILLEGIBLE]

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:	Certified a true copy according
to the records of the Supreme Court
at Vancouver, B.C.
This 1 day of MARCH 2010
/s/ [ILLEGIBLE]

Counsel for the Petitioner
/s/ [ILLEGIBLE]

Authorized [ILLEGIBLE]

No.
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH
COLUMBIA
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT
BETWEEN KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
AND KHD HUMBOLDT WEDAG INTERNATIONAL
(DEUTSCHLAND) AG
INTERIM ORDER
File No. 27595-19
CLARK WILSON LLP
Barristers & Solicitors, Patent & Trade-mark Agents
800 — 885 West Georgia Street
Vancouver, BC, Canada V6C 3H1
Telephone: 604.687.5700
Attention: John C. Fiddick File No.:27595-19

SCHEDULE N
APPLICATION FOR FINAL ORDER

No.
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C.
2002, C. 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN KHD HUMBOLDT WEDAG
INTERNATIONAL LTD. AND KHD HUMBOLDT WEDAG INTERNATIONAL (DEUTSCHLAND) AG
PETITIONER
NOTICE OF APPLICATION
TO:  KHD Humboldt Wedag International Ltd. (the “Company”) and its Shareholders
NOTICE is hereby given that a Petition has been filed by the Company in the Supreme Court of British Columbia for approval of an arrangement (the “Arrangement”) pursuant to Section 288 of the British Columbia Business Corporations Act, S.B.C. 2002, Chapter 57, as amended (the “BCBCA”);
AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced on March 1, 2010, the Court gave directions as to the calling, holding, and conduct of a special meeting of the holders of the Company’s common shares for the purpose of considering and voting upon the Arrangement under Section 288 of the BCBCA, and as to various other matters related to the Arrangement;
AND NOTICE IS FURTHER GIVEN that an application for a final order approving the Arrangement will be made before the presiding Judge or Master in Chambers at the Courthouse, 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on March 29, 2010, at the hour of 10:00 a.m., or so soon thereafter as counsel may be heard.

If you wish to be heard, any securityholder of the Petitioner affected by the final order sought may appear (either in person or by counsel) and make submissions at the hearing of the application for the final order if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, and delivered a copy of the filed Appearance to the Petitioner at its address for delivery set out herein.
The Petitioner’s address for delivery is c/o Clark Wilson LLP, 800 — 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Attention: John C. Fiddick.
If you wish to be notified of any adjournment of the application for the final order, you must give notice of your intention by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia.
At the hearing of the application for the final order, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.
If you do not file an Appearance and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the securityholders of the Petitioner.
A copy of the Petition and other documents in this proceeding will be furnished to any securityholder of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out above.
Dated at Vancouver, British Columbia, this 1st day of March, 2010.

Counsel for the Petitioner

No.
Vancouver Registry

IN THE SUPREME COURT OF
BRITISH COLUMBIA
IN THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 288
OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT,
S.B.C. 2002, C. 57, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND KHD HUMBOLDT WEDAG INTERNATIONAL (DEUTSCHLAND) AG

NOTICE OF APPLICATION

File No. 27595-19
CLARK WILSON LLP
Barristers & Solicitors, Patent & Trade-mark Agents
800 — 885 West Georgia Street
Vancouver, British Columbia V6C 3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314
JOHN C. FIDDICK
Direct Line: 604-643-3159

SCHEDULE O
PART 8, DIVISION 2 OF THE BCBCA
(DISSENT PROCEDURES)

PART 8 — PROCEEDINGS
DIVISION 2 — DISSENT PROCEEDINGS
237. Definitions and application —
(1) In this Division:
“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
“payout value” means,
(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.
238. Right to dissent —
(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:
(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.
(2) A shareholder wishing to dissent must
(a)	prepare a separate notice of dissent under section 242 for
(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting, and
(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.
(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.
239. Waiver of right to dissent —
(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a)	provide to the company a separate waiver for
(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b)	identify in each waiver the person on whose behalf the waiver is made.
(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to
(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
240. Notice of resolution—
(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.
(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.
(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,
(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.
(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
241. Notice of court orders — If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.
242. Notice of dissent —

(1) A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,
(a)	if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.
(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company
(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3) A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company
(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect,

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and
(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.
(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
243. Notice of intention to proceed —
(1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or
(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.
(2) A notice sent under subsection (a) or (b) of this section must
(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.
244. Completion of dissent —
(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to KHD or its transfer agent for the notice shares, within one month after the date of the notice,
(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.
(2) The written statement referred to in subsection (1)(c) must
(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out
(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.
(3) After the dissenter has complied with subsection (1),
(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
245. Payment for notice shares —
(1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must
(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may
(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.
(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must
(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(4) If a dissenter receives a notice under subsection (l)(b) or (3)(b),
(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.
(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.
246. Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.
247. Shareholders entitled to return of shares and rights’— If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE P
SHAREHOLDERS AGREEMENT

THIS VOTING AGREEMENT (“Agreement”) is made this March [•], 2010
BETWEEN
KHD HUMBOLDT WEDAG INTERNATIONAL LTD., 1620-400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, (“KHD”)
AND
[•] (the “Custodian”)
(Each a “Party” and collectively the “Parties")
WHEREAS,
     A. The Parties are shareholders of KHD Humboldt Wedag International (Deutschland) AG (“KID”). KHD is the holder of 12,365,053 KID Shares, approximately 74.62%. The Custodian is the holder of [•] KID Shares. The Custodian is unrelated to and not affiliated with KHD.
     B. KHD’s shareholders are asked to approve, in a shareholders’ meeting scheduled for March 29, 2010 (“KHD Meeting"), a certain arrangement part of which is the distribution to KHD’s shareholders of a First Tranche (“Arrangement"). KHD intends to distribute the balance of the shares in KID that it will continue to own after the distribution of the First Tranche, approximately 8,042,209, plus the shares which it intends to acquire as part of the Integration, approximately 3,815,361, i.e. a total of 11,857,570, or 71.55%, in one or more additional tranches in the future.
     C. The intention of the Arrangement is to divide KHD into two independent publicly traded companies with one company, KID, focussed on the industrial plant technology, equipment and service business, listed at the regulated market of the FSE and the other, KHD, focussed on the mineral royalty business and listed at the NYSE.
     D. KHD wishes to deconsolidate KID and to pursue its independent short and long term objectives and strategies which are best suited to its respective remaining and new assets and expertise without having to focus on the separate and distinct line of business conducted by KID. In addition, the financial presentation of KHD, if KID will be deconsolidated, will more accurately reflect the ultimate objective of the Arrangement on a going forward basis as KID would be deconsolidated from KHD in its entirety.
     E. As the Arrangement only contemplates the First Tranche of a distribution of the KID Shares, the accounting presentation of KHD on a deconsolidated basis will enable Shareholders to achieve a more accurate view of both KHD and KID. As a result, KHD will be in a position to achieve the full potential of the Arrangement prior to the time it would otherwise be able to achieve such benefits if it were to delay the deconsolidation until final distribution of all KID Shares held by it.
     F. KHD wishes, and the Custodian has agreed, to enter into an agreement pursuant to which the Custodian will determine how to vote the KID Shares and KHD will vote the KID Shares as so determined by the Custodian subject to the terms and conditions hereof.
     G. KID has applied for Listing and Listing is expected to be approved by the FSE within 1 or 2 days after the KHD Meeting.
     H. Except for voting the KID Shares as determined by the Custodian, KHD will retain all rights attached to the KID shares and in particular will be entitled to all economic benefits associated with the KID Shares.

NOW THEREFORE, the Parties agree as follows:
1.	INTERPRETATION, DEFINITIONS
1.1.	The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
1.2.	Capitalized terms used in this Agreement, including the Recitals thereof, shall have the meaning assigned to them herein or therein and the following terms shall have the following meaning.
“Consolidation Risk” means the risk that KHD would have to consolidate its holding in KID, in particular by means of (i) common directors or officers amongst KHD and KID, (ii) cross-guarantees between KHD and KID, (iii) an affiliation or related party status of the Custodian vis-à-vis KHD and/or KID, (iv) voting instructions contrary to this Agreement, and (v) an obligation of KHD to continue guaranteeing the bonding line between Raiffeisen Zentralbank AG and KIA or KID, as the case may be;
“Effective Day” means the day of approval of the amendment resolution at the KHD Meeting;

“First Tranche” means approximately 4,322,844, or 26.09% of the total issued and outstanding shares of KID;

“FSE” means the Frankfurt Stock Exchange;

“Integration” means the transfer to KHD of 484,046 (2.92%) KID Shares from Pang Hau GmbH and 3,331,315 (20.11%) KID Shares from MFC Commodities GmbH;

“KID Meeting” means the annual general meeting and each and any other shareholders’ meeting of KID;

“KID Shares” means all of the shares of KID, whether now owned or hereafter acquired by KHD or which KHD may be legally empowered to vote, but excludes those shares of KID which KID hereinafter sells, distributes or otherwise disposes;

“Listing” means the admission for trading of the KID Shares at the regulated market of the FSE;

“Listing Day” means the day of admission for trading of the KID shares at the regulated market of the FSE;

“Notice of Meeting” means the notice for any KID Meeting, including the agenda and each and any other material made available by KID to its shareholders;

“NYSE” means the New York Stock Exchange;

“Related Party Status” means, as to the Parties and including KID, any status of affiliation or any relation under the control of such Party, in respect of, but not limited to, ownership, directors and officers, that would or could reasonably be expected to result in a Consolidation Risk;

“Securities Trading Act” means the German Wertpapierhandelsgesetz; and

“Take Over Act” means the German Wertpapiererwerbs- and Übernahmegesetz.

2.	EFFECTIVENESS
This Agreement is entered into by the Parties effective as of the Effective Day provided that such day occurs prior to the Listing Day.
3.	TAKE OVER ACT NOT APPLICABLE
3.1.	The Parties acknowledge and agree that the undertakings contemplated in this Agreement would, and after the Listing will, constitute acting in concert as defined in the Take Over Act. However, the Parties believe that this Agreement, which will be effective prior to the Listing, will be grandfathered and thus will not trigger making a take-over offer. This opinion is based on the following considerations and facts.

3.2.	On the Effective Date of this Agreement, which is prior to the Listing, KHD will hold directly 74.62% of the KID Shares. The Custodian is acting in concert with KHD. Therefore KHD’s voting rights are attributed to the Custodian, i.e. the Custodian will control an additional 76.52% of the voting rights attached to the KID Shares prior to the Listing.

3.3.	The Take Over Act applies exclusively to stock corporations which are admitted for trading at an organized market. The KID Shares are currently quoted at the over the counter market (Freiverkehr) at the FSE which is why the Take Over Act currently does not apply to KID. As a result, all Parties to this Agreement will hold 30% or more of the voting rights in KID (“Control”), and thus will have obtained Control (as defined in Sec. 29 of the Take Over Act) prior to the applicability of the Take Over Act on the KID Shares. Pursuant to Sec. 35 subsection 1 of the Take Over Act, only persons who directly or indirectly obtain Control, are obliged to make a take-over offer. A person who already has Control at the time the Take Over Act becomes applicable does not obtain Control.

3.4.	The Parties are considering further the following:
(a)	After the Integration and subsequent distribution of the First Tranche, KHD will hold approximately 71.55% voting rights from the KID Shares. Accordingly, [•] will control 71.55% as a result of acting in concert with KHD under this Agreement. At that point in time, the Parties, KHD directly and [•] by acting in concert with KHD, will still have Control (within the meaning of the Take Over Act).

(b)	The Integration will not trigger a take-over offer, provided that KHD’s holding does not fall short of 30% prior to such transaction.
3.5.	The Parties are aware that once their direct holding of KID Shares together with any attributed voting rights from KID Shares falls short of 30% of the total issued KID Shares (the issued shares including own shares held by KID) and either of them would subsequently acquire a number of KID Shares that results in the aggregate (direct and indirect) in a holding of 30% or more of KID Shares, they would be obliged to submit a take-over offer for all of the KID Shares to the outside shareholders.

4.	VOTING AGREEMENT

4.1.	No Partnership. Nothing in this Agreement shall be deemed to constitute a partnership between the Parties.

4.2.	Information. KHD agrees to inform the Custodian of any KID Meeting, including delivery of the Notice of Meeting no later than 10 calendar days prior to such. Where the Notice is published at KID’s website, no physical delivery of the Notice will be required.

4.3.	Entrance Card, Notification to KID. KHD undertakes to procure in due time, as is or will then be required under German law and the articles of KID, entrance cards for all KID Shares held by it and will notify KID that it will participate, either in person or by person holding power of attorney, in the respective KID Meeting.
4.4.	Determination of Voting. The Custodian will determine in its sole discretion and responsible manner, as a prudent shareholder or investor would do, always having regard to the best interests of the shareholders of KID, as to how to vote the KID Shares and will notify KHD no later than 5 calendar days prior to the KID Meeting of how and how many of the KID Shares to vote.

4.5.	Voting. KHD undertakes and covenants that it will vote the KID Shares, or such portion thereof as determined by the Custodian, in accordance with the instructions of the Custodian, except as set out in this Agreement. KHD may elect to grant voting power of attorney to any person, including the Custodian, provided that such voting power of attorney is limited to voting as instructed by the Custodian.

4.6.	Exception. KHD is exempt from its obligations under Section 4.5, if this Agreement should be ineffective or illegal under any prevailing law.

4.7.	Fees, Reimbursement of Cost. KHD shall pay an annual fee of CD$ [•] to the Custodian, payable in advance, and shall indemnify and save harmless the Custodian for all costs and expenses incurred by the performance of its obligations under this Agreement, such cost including in particular expenses for technical, commercial, financial, legal or other experts consulted in respect of the determination of voting.

4.8.	Failure to Comply. In the event that KHD fails to comply with the voting instructions, or otherwise breaches this Agreement, and such breach remains un-remedied upon notice by the Custodian to KHD, then KHD is obliged to immediately distribute all of the KID Shares then owned to its shareholders as provided for in the Arrangement.
5.	UNDERTAKINGS

5.1.	Corporate Structure, Management, Boards. Each Party undertakes and covenants to the respective other Party that it will not create, or permit to exist, any Related Party Status.

5.2.	Holding of KID Shares. The Parties undertake to keep each other Party at any time informed of its exact number of KID Shares directly held or to be attributed to it as provided for in the Take Over Act.

5.3.	Disposal of Shares. Each Party shall be free to dispose of all or parts of the KID Shares held by it. Except as set out in Section 7.1 hereof such disposal of KID Shares shall have no impact whatsoever on this Agreement, other than on the number of KID Shares then being subject matter hereof. For greater certainty the Parties agree that this Agreement shall cease to have any force or effect in respect of any shares of KID that are transferred by KHD to a third party.

5.4.	Acquisition of Shares. Each Party shall be free to acquire KID Shares, and KHD shall in particular be permitted to complete the Integration, provided that such acquisition or the Integration will not result in either Party being subjected to making a take-over offer under the Take-Over Act.

5.5.	Notification under Securities Trading Act. Each Party undertakes and covenants to the respective other Parties that it will duly comply with the notification obligations of the Securities Trading Act.

6.	REPRESENTATIONS AND WARRANTIES
Each Party represents and warrants to the respective other Party that (i) it has all requisite power and authority necessary to execute and deliver this Agreement and to consummate the transactions and perform the acts contemplated therein, and (ii) this Agreement has been duly executed and delivered and constitutes a valid and binding instrument, enforceable in accordance with its terms.

7.	TERM, TERMINATION.

7.1.	This Agreement is entered into for such time as KHD is holding KID Shares and is terminated automatically at the end of the day on which KHD is distributing the last tranche of KID Shares. For greater certainty, this Agreement is not terminated if the Custodian ceases to hold any KID Shares.

7.2.	Neither Party may terminate this Agreement except as specifically provided for herein.

7.3.	Each Party may terminate this Agreement for cause (aus wichtigem Grund) as such term is interpreted by German high court rulings. “Cause” shall include in particular serious and persistent misconduct or breach of this Agreement and persistent failure to comply with the terms of this Agreement and in general such serious and material circumstances in the sphere of or caused by a party which render it unacceptable for the other party to continue being bound to an agreement.

8.	MISCELLANEOUS

8.1.	Remedies. No remedy conferred by this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Each remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedy by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other remedy.

8.2.	Severance. If any provision of this Agreement, which is not material to its efficacy as a whole, is rendered void, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the Parties shall endeavour in good faith to agree an alternative provision to the void, illegal or unenforceable provision.

8.3.	Survival of Rights, Duties and Obligations. Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to such Party or which thereafter may accrue in respect of any act or omission prior to such termination.

8.4.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties in connection with the matters dealt with herein.

8.5.	Non Variation. Save as otherwise expressly provided, no agreement to amend, add to or otherwise vary or waive any of the provisions of this Agreement or to cancel or terminate it shall be effective unless made in writing.

8.6.	Assignment. Save as otherwise expressly provided in this Agreement or agreed upon in writing by the respective other Party, none of the Parties may assign this Agreement or any of its rights and obligations under it.

8.7.	Further Assurance. The Parties shall co-operate and execute and deliver to the other Party such other instruments and documents and take such other actions as may be reasonably requested from time to time in order to carry out, evidence and confirm their rights and the intended purpose of this Agreement.

8.8.	Counterparts.This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

8.9.	Costs. Every Party shall bear its own legal and other costs in respect of the negotiation, preparation and conclusion of this Agreement and all other documents necessary to give effect to this Agreement.

8.10.	Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b)

when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth herein, or to such email address, facsimile number or address as subsequently modified by written notice.
8.11.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Germany.

8.12.	Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.
IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per:

Authorized Signatory

[THE CUSTODIAN]

SCHEDULE Q
AUDITORS’ CONSENT

Deloitte & Touche LLP
2800 — 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca
Auditors’ consent
We have read the Management Information Circular of KHD Humboldt Wedag International Ltd. (the “Company”) dated March 1, 2010 qualifying the distribution of a portion of the Company’s industrial plant technology, equipment and service business to the Shareholders of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Management Information Circular of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007; and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2008. Our report is dated March 26, 2009.
We also consent to the inclusion in the above-mentioned Management Information Circular of our report to the Board of Directors of the Company on the combined balance sheets of the KHD Humboldt Wedag companies that form the industrial plant technology, equipment and service business of the Company (the “KHD Industrial Plant Technology, Equipment and Service Business”) as at December 31, 2008 and 2007; and the related combined statements of income (loss), comprehensive income and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. Our report is dated March 26, 2009.
“Deloitte & Touche LLP”
Chartered Accountants
March 1, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
By:	/s/ Jouni Salo
Jouni Salo, President and Chief Executive Officer

Date:  March 3, 2010